[redacted]

08005979

RECEIVED
2008 NOV 24 A 11:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Garanti

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul

Tel: (0212) 318 18 18
Faks: (0212) 318 18 88
Teleks: 27635 gatı-tr

garanti.com.tr

August 25, 2008

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SUPPL

12g3-2 (b) filing number: 82-3636

Our Bank has secured a EUR 200 million foreign funding with a maturity of 10 years from the European Investment Bank through its Diversified Payment Rights Securitisation program on August 22nd, 2008.

We hereby declare that our above statements conform with the principles included in the Board's Communiqué, Serial VIII Nr.39., that it reflects the information we received exactly; that the information complies with our records, books and documents; that we did our best to obtain the correct and complete information relative to this subject and that we are responsible for the declarations made in this regard.

Regards,

Garanti Bank

Sinem Güçhan
Vice President
Investor Relations

Handan Saygın
Senior Vice President
Investor Relations

PROCESSED
NOV 26 2008
THOMSON REUTERS

Garanti

RECEIVED
2008 NOV 24 A 11:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul

Tel: (0212) 318 18 18
Faks: (0212) 318 18 88
Teleks: 27635 gatı-tr

garanti.com.tr

August 26, 2008

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

JCR has assigned a credit rating of '**AAA(Trk)**' along with a 'stable' outlook to Turkiye Garanti Bankasi A.S. on the long term national scale, which denotes the highest investment grade. For the long term international foreign currency category, the Bank has been assigned a '**BB+**' rating, while the long term international local currency credit rating has been assessed at '**BBB**'. Other notes and details of the rating are given in the table below.

Long Term Foreign Currency	:	**BB+** (Stable outlook)
Long Term International Local Currency	:	**BBB** (Stable outlook)
Long Term National Local Rating	:	**AAA(Trk)** (Stable outlook)
Short Term International Foreign	:	**B** (Stable outlook)
Short Term International Local Currency	:	**A-3** (Stable outlook)
Short Term National Local Rating	:	**A -1(Trk)** (Stable outlook)
Sponsored Support	:	**1**
Stand-Alone	:	**A**

JCR commented that Garanti, by way of its improved technological infrastructure has increased its market share especially in the areas of retail, SME and credit card banking services; the success of internal resource generation, decreasing marginal costs through the usage of alternative delivery channels, integrated banking services and centralized operations of the Bank have led it to an environment of sustainable profitability and asset growth.

The Bank's shareholding structure, its well established international relations, stable balance sheet composition and favorable affiliate policies are the factors driving the assigned long term international local currency rating, which is investment grade. The assessed international local and foreign currency ratings are above those granted as the country's sovereign rating.

Furthermore, the Bank has also been assigned the highest rank for 'Stand-Alone' and 'Sponsor-Support' rating category. The financial strength of the shareholders and their assurance to provide funds for the Bank when required as well as the ability of the management to administer the level of risks arising in the institution, are the major reasons for this rating.

We hereby declare that our above statements conform with the principles included in the Board's Communiqué, Serial VIII Nr.39., that it reflects the information we received exactly; that the information complies with our records, books and documents; that we did our best to obtain the correct and complete information relative to this subject and that we are responsible for the declarations made in this regard.

Regards,

Garanti Bank

Sinem Güçhan
Vice President
Investor Relations

Handan Saygın
Senior Vice President
Investor Relations

Garanti

September 02, 2008

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul

Tel: (0212) 318 18 18
Faks: (0212) 318 18 88
Teleks: 27635 gatı-tr

garanti.com.tr

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

Tender for Co-Branded Credit Card program of Turkish Airlines' Frequent Flyer Program Miles&Smiles has been finalised on September 1st, 2008. Turkish Airlines officially announced that Garanti Bank has given the highest bid in the tender for issuing the Co-Branded Credit Card for members of Miles&Smiles and obtained the contract. After signing the contract, Garanti Bank will continue issuing Shop&Miles Credit Cards to Miles&Smiles members for 3 more years.

We hereby declare that our above statements conform with the principles included in the Board's Communiqué, Serial VIII Nr.39., that it reflects the information we received exactly; that the information complies with our records, books and documents; that we did our best to obtain the correct and complete information relative to this subject and that we are responsible for the declarations made in this regard.

Regards,

Garanti Bank

Sinem Güçhan
Vice President
Investor Relations

Handan Saygın
Senior Vice President
Investor Relations

Garanti

RECEIVED
2008 NOV 24 A 11: 3
FICE OF INTERNATIONAL
CORPORATE FINANCE

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul

Tel: (0212) 318 18 18
Faks: (0212) 318 18 88
Teleks: 27635 gatı-tr

garanti.com.tr

October 20, 2008

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

Within the framework of regional expansion and in conformity with the Articles 8 and 10/2 of the Capital Markets Board's Communiqué, Serial VIII Nr. 39, we declare that there are no new developments that would require a public disclosure.

We hereby declare that our above statements conform with the principles included in the Board's Communiqué, Serial VIII Nr.39., that it reflects the information we received exactly; that the information complies with our records, books and documents; that we did our best to obtain the correct and complete information relative to this subject and that we are responsible for the declarations made in this regard.

Regards,

Garanti Bank

Sinem Güçhan	Handan Saygın
Vice President	Senior Vice President
Investor Relations	Investor Relations

Garanti

October 20, 2008

TÜRKİYE GARANTİ BANKASI A.Ş.
Levent Nispetiye Mah. Aytar Cad. 2,
Beşiktaş 34340 İstanbul

Tel: (0212) 318 18 18
Faks: (0212) 318 18 88
Teleks: 27635 gatı-tr

garanti.com.tr

Division of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

12g3-2 (b) filing number: 82-3636

Mr. Olivier B. R. V. PIANI has resigned from his position as Member of Board of Directors for the Bank and Mr. Denis Arthur HALL has been appointed as Board Member to complete the remaining period of time in accordance with the Article 315 of Turkish Commercial Code.

We hereby declare that our above statements conform with the principles included in the Board's Communiqué, Serial VIII Nr.39., that it reflects the information we received exactly; that the information complies with our records, books and documents; that we did our best to obtain the correct and complete information relative to this subject and that we are responsible for the declarations made in this regard.

Regards,

Garanti Bank

Sinem Güçhan
Vice President
Investor Relations

Handan Saygın
Senior Vice President
Investor Relations

KPMG

RECEIVED

2008 NOV 24 A 11: 26

FICE OF INTERNATIONAL
CORPORATE FINANCE

Türkiye Garanti Bankası Anonim Şirketi
And Its Affiliates

Consolidated Financial Statements

30 September 2008

With Report on Review of Interim

Financial Information Thereon

7 November 2008

This report contains the "Report on Review of Interim Financial Information" comprising 1 page and; the "Consolidated financial statements and their explanatory notes" comprising 74 pages.

Türkiye Garanti Bankası Anonim Şirketi

And Its Affiliates

Table of contents

Akis Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş.
Yapı Kredi Plaza C Blok Kat 17
Büyükdere Caddesi
Levent 34330 İstanbul

Telephone +90 (212) 317 74 00
Fax +90 (212) 317 73 00
Internet www.kpmg.com.tr

Report on Review of Interim Financial Information

To the Board of Directors of
Türkiye Garanti Bankası Anonim Şirketi,

Introduction

We have reviewed the accompanying consolidated balance sheet of Türkiye Garanti Bankası Anonim Şirketi (the Bank) and its affiliates as of 30 September 2008 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the nine-month period then ended, and a summary of significant accounting policies and other explanatory notes. Management is responsible for the preparation and fair presentation of this interim financial information in accordance with IAS 34, "Interim Financial Reporting". Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information does not give a true and fair view of the financial position of the Bank and its affiliates as at 30 September 2008, and of its financial performance and its cash flows for the nine-month period then ended in accordance with IAS 34.

KPMG Akis Bağımsız Denetim ve SMMM A.Ş.

İstanbul,
7 November 2008

Türkiye Garanti Bankası AŞ And Its Affiliates

Consolidated Balance Sheet
At 30 September 2008

(Currency: Thousands of New Turkish Lira (YTL))

	Notes	30 September 2008	31 December 2007
Assets			
Cash and balances with central banks	*4*	2,870,839	2,874,979
Financial assets at fair value through profit or loss	*5*	564,312	1,004,018
Loans and advances to banks	*6*	7,465,083	5,049,041
Loans and advances to customers	*7*	50,605,040	41,042,495
Other assets	*9*	4,201,651	6,168,558
Security investments	*10,21*	21,686,005	17,835,310
Investments in equity participations	*11*	57,465	49,776
Tangible assets, net	*12*	1,154,160	1,162,901
Goodwill, net	*13*	33,170	33,170
Deferred tax asset	*19*	138,194	104,472
Total assets		**88,775,919**	**75,324,720**
Liabilities			
Deposits from banks	*14*	2,104,612	2,436,093
Deposits from customers	*15*	51,342,827	41,334,747
Obligations under repurchase agreements	*16*	8,199,333	8,591,954
Loans and advances from banks	*17*	13,225,852	11,440,372
Bonds payable	*18*	53,864	50,912
Current tax liability	*19*	216,776	5,301
Deferred tax liability	*19*	27	30
Other liabilities and accrued expenses	*20*	4,419,530	4,213,543
Total liabilities		**79,562,821**	**68,072,952**
Shareholders' equity and minority interest			
Share capital	*21*	5,146,371	3,046,371
Share premium	*21*	11,880	-
Minority interest	*21*	31,690	23,410
Unrealised (losses)/gains on available-for-sale assets	*10,21*	(40,666)	189,382
Hedging reserve	*21*	(1,997)	31,464
Translation reserve	*21*	17,720	6,709
Legal reserves	*21*	288,659	172,678
Retained earnings	*21*	3,759,441	3,781,754
Total shareholders' equity and minority interest		**9,213,098**	**7,251,768**
Total liabilities, shareholders' equity and minority interest		**88,775,919**	**75,324,720**
Commitments and contingencies	*23*		

The notes on pages 5 to 74 are an integral part of these consolidated financial statements.

Türkiye Garanti Bankası AŞ And Its Affiliates

Consolidated Income Statement
For The Nine-Month Period Ended 30 September 2008

(Currency: Thousands of New Turkish Lira (YTL))

	Notes	Nine-month period ended 30 September 2008	Three-month period ended 30 September 2008	Nine-month period ended 30 September 2007	Three-month period ended 30 September 2007
Interest income:-					
Interest on loans		4,249,647	1,496,751	3,348,484	1,201,286
Interest on securities		2,111,088	793,018	1,705,847	566,454
Interest on deposits at banks		480,321	165,383	446,705	169,964
Interest on lease business		174,149	57,429	133,448	50,007
Others		75,330	24,618	75,925	35,132
		7,090,535	2,537,199	5,710,409	2,022,843
Interest expense:-					
Interest on saving, commercial and public deposits		(2,949,786)	(1,092,815)	(2,272,977)	(812,771)
Interest on borrowings and obligations under repurchase agreements		(1,374,162)	(505,544)	(1,086,203)	(389,582)
Interest on bank deposits		(120,068)	(38,485)	(82,912)	(14,320)
Others		(3,436)	(919)	(9,165)	(1,762)
		(4,447,452)	(1,637,763)	(3,451,257)	(1,218,435)
Net interest income		**2,643,083**	**899,436**	**2,259,152**	**804,408**
Fee and commission income		1,517,320	522,611	1,281,669	453,076
Fee and commission expense		(322,042)	(123,675)	(322,516)	(119,289)
Net fee and commission income	26	**1,195,278**	**398,936**	**959,153**	**333,787**
Trading gains, net		243,537	247,270	-	-
Premium income from insurance business		94,099	33,510	187,201	27,925
Income on sale of shares in consolidated affiliates		-	-	703,803	-
Income on sale of customer relationship		-	-	147,775	147,775
Foreign exchange gains, net		-	-	196,040	-
Other operating income		83,585	18,733	60,784	16,923
Other operating income		**421,221**	**299,513**	**1,295,603**	**192,623**
Total operating Income		**4,259,582**	**1,597,885**	**4,513,908**	**1,330,818**
Salaries and wages		(692,736)	(231,660)	(474,042)	(171,052)
Impairment losses	7,8,9,11,12,13,20	(300,429)	(68,417)	(199,892)	(59,792)
Employee benefits	20	(175,858)	(64,131)	(134,796)	(49,909)
Depreciation and amortization	12	(132,207)	(46,142)	(133,415)	(46,616)
Foreign exchange losses, net		(120,759)	(239,923)	-	(7,988)
Communication expenses		(103,255)	(37,948)	(83,796)	(30,258)
Rent expenses		(79,991)	(28,932)	(59,344)	(21,555)
Claim loss from insurance business		(16,328)	(3,798)	(70,068)	(13,578)
Trading losses, net	5	-	-	(357,498)	(74,491)
Other operating expenses	27	(742,322)	(259,750)	(563,498)	(202,030)
Total operating expenses		**(2,363,885)**	**(980,701)**	**(2,076,349)**	**(677,269)**
Taxation charge	19	(359,652)	(128,831)	(376,141)	(131,668)
Net income for the period		**1,536,045**	**488,353**	**2,061,418**	**521,881**
Net income for the period attributable to:					
Equity holders of the Bank		1,527,755	485,303	2,055,013	519,779
Minority interest		8,290	3,050	6,405	2,102
		1,536,045	488,353	2,061,418	521,881
Weighted average number of shares with a face value of Ykr 1 each	21	**256.7 billions**	**350 billions**	**210 billions**	**210 billions**
Earnings per share (full YTL amount per YTL'000 face value each)		**595.2**	**138.7**	**978.6**	**247.5**

The notes on pages 5 to 74 are integral part of these consolidated financial statements

Türkiye Garanti Bankası AŞ And Its Affiliates

Consolidated Statement of Changes in Shareholders' Equity
For The Nine-Month Period Ended 30 September 2008

(Currency: Thousands of New Turkish Lira (YTL))

	Notes	Share Capital	Share Premium	Minority Interest	Unrealised (Losses)/Gains on Available-for-Sale Assets	Hedging Reserve	Translation Reserve	Legal Reserves	Retained Earnings	Total Shareholders' Equity and Minority Interest
Balances at 31 December 2006		3,046,371	-	7,845	122,562	3,148	14,405	113,053	1,633,020	4,940,404
Transfer to unappropriated earnings		-	-	-	-	-	-	64,314	(64,314)	-
Dividends paid		-	-	-	-	-	-	-	(219,474)	(219,474)
Net unrealised market value gains from available-for-sale portfolio		-	-	-	30,272	-	-	-	-	30,272
Net gains on available-for-sale assets transferred to the income statement on disposal		-	-	-	(6,083)	-	-	-	-	(6,083)
Foreign currency translation differences for foreign operations		-	-	-	-	-	(8,666)	-	-	(8,666)
Net fair value gains from cash flow hedges		-	-	-	-	8,719	-	-	-	8,719
Release of reserves due to sale of a consolidated affiliate		-	-	-	-	-	-	(4,591)	4,591	-
Reclassification to minority interest due to partial sale of a consolidated affiliate		-	-	7,588	(19)	-	-	-	440	8,009
Net income for the nine-month period		-	-	6,405	-	-	-	-	2,055,013	2,061,418
Balances at 30 September 2007		3,046,371	-	21,838	146,732	11,867	5,739	172,776	3,409,276	6,814,599
Transfer to unappropriated earnings		-	-	-	-	-	-	(98)	98	-
Net unrealised market value gains from available-for-sale portfolio		-	-	-	46,772	-	-	-	-	46,772
Net gains on available-for-sale assets transferred to the income statement on disposal		-	-	-	(4,122)	-	-	-	-	(4,122)
Foreign currency translation differences for foreign operations		-	-	-	-	-	970	-	-	970
Net fair value gains from cash flow hedges		-	-	-	-	19,597	-	-	-	19,597
Net income for the three-month period		-	-	1,572	-	-	-	-	372,380	373,952
Balances at 31 December 2007		3,046,371	-	23,410	189,382	31,464	6,709	172,678	3,781,754	7,251,768
Collections from shareholders for capital increase	21	2,100,000	11,880	-	-	-	-	-	-	2,111,880
Payment for founder shares repurchased	21	-	-	-	-	-	-	-	(1,434,233)	(1,434,233)
Transfer to unappropriated earnings	21	-	-	-	-	-	-	115,835	(115,835)	-
Foreign exchange difference on foreign currency legal reserves		-	-	-	-	-	-	146	-	146
Net unrealised market value losses from available-for-sale portfolio	21	-	-	(10)	(88,501)	-	-	-	-	(88,511)
Net gains on available-for-sale assets transferred to the income statement on disposal	21	-	-	-	(141,547)	-	-	-	-	(141,547)
Foreign currency translation differences for foreign operations		-	-	-	-	-	11,011	-	-	11,011
Net fair value gains from cash flow hedges	21	-	-	-	-	2,541	-	-	-	2,541
Net fair value gains from cash flow hedges transferred to the income statement on disposal	21	-	-	-	-	(36,002)	-	-	-	(36,002)
Net income for the nine-month period		-	-	8,290	-	-	-	-	1,527,755	1,536,045
Balances at 30 September 2008		5,146,371	11,880	31,690	(40,666)	(1,997)	17,720	288,659	3,759,441	9,213,098

Türkiye Garanti Bankası AŞ And Its Affiliates
Consolidated Statement of Cash Flows
For The Nine-Month Period Ended 30 September 2008

(Currency: Thousands of New Turkish Lira (YTL))

	Notes	30 September 2008	30 September 2007
Cash flows from operating activities:-			
Interests and commissions received		5,760,657	4,851,533
Interest expenses paid		(4,166,831)	(3,321,510)
Other operating activities, net		134,434	930,704
Cash payments to employees and suppliers		(1,788,501)	(1,351,773)
		(60,241)	1,108,954
(Increase)/decrease in operating assets:-			
Loans and advances to banks		(641,388)	(1,347,351)
Balances with central banks		2,689,599	421,827
Financial assets at fair value through profit or loss		424,658	(43,075)
Loans and advances to customers		(6,509,406)	(4,806,277)
Consumer loans		(2,943,243)	(2,523,244)
Other assets		(651,452)	(213,958)
Increase/(decrease) in operating liabilities:-			
Deposits from banks		(334,681)	(406,439)
Deposits from customers		9,860,767	5,137,612
Obligations under repurchase agreements		(365,515)	1,157,335
Other liabilities		388,174	223,702
Net cash from/(used in) operating activities before income taxes paid		**1,857,272**	**(1,290,914)**
Income taxes paid	*19*	**(170,382)**	**(283,708)**
Tax refunds collected	*29*	**137,256**	**-**
Net cash from/(used in) operating activities		**1,824,146**	**(1,574,622)**
Cash flows from investing activities:-			
Net increase in security investments		(4,257,789)	(1,565,024)
Interest received		2,055,142	1,934,403
Increase in investments in equity participations, net		-	(358)
Dividends received		2,535	2,880
Proceeds from sale of tangible assets		130,068	41,331
Purchase of tangible assets		(215,914)	(185,797)
Net cash (used in)/from investing activities		**(2,285,958)**	**227,435**
Cash flows from financing activities:-			
Increase in loans and advances from banks, net		1,709,853	1,334,073
Equity instruments issued	*21*	2,111,880	-
Payment for founder shares repurchased	*21*	(1,434,233)	-
Dividends paid		-	(219,474)
Net cash from financing activities		**2,387,500**	**1,114,599**
Effect of exchange rate changes		**(120,759)**	**196,040**
Net increase/(decrease) in cash and cash equivalents		**1,804,929**	**(36,548)**
Cash and cash equivalents at the beginning of the period		4,315,192	4,204,216
Cash and cash equivalents at the end of the period	*2*	**6,120,121**	**4,167,668**

The notes on pages 5 to 74 are an integral part of these consolidated financial statements.

Overview of the Bank

Türkiye Garanti Bankası AŞ (the Bank) is a bank domiciled in Turkey. The consolidated financial statements of the Bank as of and for the nine-month period ended 30 September 2008 comprise the Bank and its affiliates (the Affiliates) and their interest in associates.

(a) Brief History

The foundation of the Bank was approved by the decree of the Council of Ministers numbered 3/4010 dated 11 April 1946 and "Articles of Association" was published in the official gazette dated 25 April 1946. The Bank provides corporate, commercial and retail banking services through a network of 571 domestic branches, five foreign branches, four representative offices abroad and 127 offices. In addition to its branches, the Bank has 100% ownership in two banks each of which is located in Amsterdam and Moscow. The Bank and its affiliates in total have 18,999 employees. The Bank's head office is located at Levent Nispetiye Mahallesi Aytar Caddesi 2 Beşiktaş 34340 İstanbul.

(b) Ownership

The Companies owned by Doğuş Holding AŞ, called as Doğuş Group, currently holds 30.52% and "GE Araştırma ve Müşavirlik Limited Şti." of the General Electric (GE) Group holds 20.85% of the issued capital.

Significant accounting policies

(a) Statement of compliance

The Bank and its Turkish affiliates maintain their books of accounts and prepare their statutory financial statements in New Turkish Lira (YTL) in accordance with the Accounting Practice Regulations as promulgated by the Banking Regulatory and Supervisory Agency (BRSA); the Turkish Commercial Code; and the Turkish Tax Legislation (collectively, Turkish GAAP); the Bank's foreign affiliates maintain their books of accounts and prepare their statutory financial statements in accordance with the generally accepted accounting principles and the related legislation applicable in the countries they operate.

The accompanying consolidated financial statements are based on the statutory records with adjustments and reclassifications for the purpose of fair presentation in accordance with International Financial Reporting Standard ("IFRS") IAS 34 Interim Financial Reporting. The accompanying consolidated financial statements are authorized for issue by the directors on 7 November 2008.

(b) Basis of preparation

The accompanying consolidated financial statements are presented in thousands of YTL, which is the Bank's functional currency.

The financial statements are prepared on the historical cost basis as adjusted for the effects of inflation that lasted until 31 December 2005, except that the following assets and liabilities are stated at their fair value if reliable measures are available: derivative financial instruments, instruments at fair value through profit or loss, available-for-sale financial assets and tangible assets held for sale. Recognized assets and liabilities that are hedged are stated at fair value in respect of the risk that is hedged.

The accounting policies set out below have been applied consistently by the Bank and its affiliates to all periods presented in these consolidated financial statements.

Significant accounting policies (continued)

(c) Use of estimates and judgements

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected.

In particular, information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amount recognised in the financial statements are described in Notes 7, 10, 17 and 22.

(d) Basis of consolidation

The accompanying consolidated financial statements include the accounts of the parent company, the Bank, its affiliates and associates on the basis set out in sections below. The financial statements of the entities included in the consolidation have been prepared as of the date of the consolidated financial statements.

Affiliates

Affiliates are entities controlled by the Bank. Control exists when the Bank has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable or convertible are taken into account. The financial statements of affiliates are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Associates

Associates are those entities in which the Bank and its affiliates have significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Bank and its affiliates' share of the total recognized gains and losses of associates on an equity accounting basis, from the date that significant influence commences until the date that significant influence ceases. When the Bank and its affiliates share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Bank and its affiliates has incurred obligations in respect of the associate.

Special purpose entities

Special purpose entities are entities that are created to accomplish a narrow and well defined objective such as the securitisation of particular assets, or the execution of a specific borrowing or lending transaction. Special purpose entities are consolidated when the substance of the relationship between the Bank and the special purpose entity indicates that the special purpose entity is controlled by the Bank.

Significant accounting policies (continued)

Transactions eliminated on consolidation

Intercompany balances and transactions, and any unrealized gains and losses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of the Bank and its affiliates' interest in the entity. Unrealized gains arising from transactions with associates are eliminated against the investment in the associate. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

(e) Foreign currency

Foreign currency transactions

Transactions are recorded in YTL, which represents its functional currency. Transactions in foreign currencies are translated into the functional currency of the Bank at exchange rates ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are converted into YTL at the exchange rates ruling at balance sheet date with the resulting exchange differences recognized in the income statement as foreign exchange gain or loss. Gains and losses arising from foreign currency transactions are reflected in the income statement as realized during the period.

Financial statements of foreign operations

The foreign operations of the Bank and its affiliates are not considered an integral part of its operations. Accordingly, the assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated to YTL at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated to YTL using average exchange rates. Foreign exchange differences arising on translation are recognized directly in a separate component of equity. When a foreign operation is disposed of in part or in full, the relevant amount in the foreign currency translation reserve is transferred to the income statement.

Hedge of net investment in a foreign operation see accounting policy *(i)*.

(f) Tangible assets and related depreciation

Owned assets

The costs of the tangible assets purchased before 31 December 2005 are restated for the effects of inflation in YTL units current at 31 December 2005 pursuant to IAS 29. The tangible assets purchased after this date are recorded at their historical costs. Accordingly, tangible assets are carried at costs, less accumulated depreciation and impairment losses (refer to accounting policy *(r)*).

(Currency: Thousands of New Turkish Lira (YTL))

Significant accounting policies (continued)

Leased assets

Leases in terms of which the Bank and its affiliates assume substantially all the risks and rewards of ownership are classified as financial leases. Tangible assets acquired by way of financial lease are stated at amounts equal to the lower of their fair values and the present value of the minimum lease payments at inception of the lease, less accumulated depreciation (see below) and impairment losses (refer to accounting policy *(r)*). Lease liabilities are reduced through repayments of principal, while the finance charge component of the lease payment is charged directly to income statement.

Subsequent Expenditure

Expenditures incurred to replace a component of a tangible asset that is accounted for separately, and major inspection and overhaul costs, are capitalized. Other subsequent expenditures are capitalized only when it increases the future economic benefits embodied in the item of tangible assets. All other expenditures are reflected as expense in the income statement as incurred.

Depreciation

Tangible assets purchased before 2005 are depreciated over their estimated useful lives on a straight-line basis from the date of their acquisition. Assets acquired after this date are depreciated based on the declining balance method, one of the accelerated depreciation methods.

The estimated useful lives are as follows:

Tangible assets	*Estimated useful lives (years)*	*Depreciation rates (%) for the year 2005 and after*	*Depreciation rates (%) for the years before 2005*
Buildings	50	4	2
Furniture, fixture and equipments	4-20	10-50	5-25
Leasehold improvements	5-10	10-20	5

Expenditures for major renewals and improvement of tangible assets are capitalized and depreciated over the remaining useful lives of the related assets.

(g) Goodwill

Goodwill represents the excess of the total acquisition costs over the share of the Bank and its affiliates in the fair value of the net assets of the acquired companies at the dates of acquisitions. When the excess is negative (negative goodwill), it is recognized immediately in the income statement. Goodwill is assessed annually by using external and internal sources such as market value, information on any adverse effect on the acquired companies, market interest rates or other market rates of return on investments, carrying value of net assets, whether there is any indication that goodwill may be impaired. If any such indication exists, the recoverable amount of the goodwill is estimated. If the recoverable amount is less than its carrying amount, the carrying amount is reduced to its recoverable amount, and impairment loss is recognized as an expense in the income statement.

Significant accounting policies (continued)

(h) Financial instruments

Classification

Financial instruments at fair value through profit or loss are those that are principally held for the purpose of short-term profit taking. These include investments, certain purchased loans and derivative contracts that are not designated as effective hedging instruments, and liabilities from short-term sales of financial instruments. All trading derivatives in a net receivable position (positive fair value), as well as options purchased, are reported as trading assets. All trading derivatives in a net payable position (negative fair value), as well as options written, are reported as trading liabilities.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Bank and its affiliates provide money, goods and services directly to a debtor with no intention of trading the receivable. Loans and receivables comprise loans and advances to banks and customers.

Available-for-sale assets are financial assets that are not held for trading purposes, provided by the Bank and its affiliates, or held to maturity. Available-for-sale instruments include certain debt and equity investments.

Held-to-maturity assets are financial assets with fixed or determinable payments and fixed maturity that the Bank and its affiliates have the intent and ability to hold to maturity. These include certain loans and advances to banks and customers and certain debt investments.

Recognition

Financial assets at fair value through profit or loss and available-for-sale assets are initially recognized on the transaction date at which the Bank and its affiliates become a party to the contractual provisions of the instrument. From this date any gains and losses arising from changes in fair value of the assets are recognized.

Held-to-maturity instruments, loans and receivables, deposits and subordinated liabilities are recognized on the date they are originated.

Measurement

Financial instruments are measured initially at cost, including transaction costs.

Subsequent to initial recognition all trading instruments and available-for-sale assets are measured at fair value, except that any instrument that does not have a quoted market price in an active market and whose fair value cannot be reliably measured is stated at amortized cost.

All non-trading financial liabilities, loans and receivables and held-to-maturity assets are measured at amortized cost less impairment losses. Amortized cost is calculated on the effective interest rate method. Premiums and discounts, including initial transaction costs, are included in the carrying amount of the related instrument and amortized based on the effective interest rate of the instrument.

Significant accounting policies (continued)

Fair value measurement principles

The fair values of financial instruments are based on their quoted market prices at the balance sheet date without any deduction for transaction costs. If a quoted market price is not available, fair value of an instrument is estimated using the available market information and the appropriate valuation methodologies. However, judgment is necessarily required to interpret market data to develop the estimated fair value. Accordingly, the estimates made are not necessarily indicative of the amounts that could be realized in current market exchange.

The fair values of derivatives that are not exchange-traded are estimated at the amounts that the Bank and its affiliates would receive or pay to terminate the contracts at the balance sheet date taking into account current market conditions and the current creditworthiness of the counterparties.

Gains and losses on subsequent measurement

Gains and losses arising from changes in the fair values of financial instruments at fair value are recognized in the income statement. Whereas, gains and losses arising from changes in the fair value of cash flow hedges and available-for-sale assets are deferred as a separate component of equity.

Specific instruments

Cash and balances with central banks: Cash and balances with central banks comprise cash balances on hand, cash deposited with the central banks and other cash items. Money market placements are classified in loans and advances to banks.

Investments: Investments held for the purpose of short-term profit taking are classified as trading instruments. Debt investments that the Bank and its affiliates have the intent and ability to hold to maturity are classified as held-to-maturity assets.

Loans and advances to banks and customers: Loans and advances provided by the Bank and its affiliates are classified as loans and receivables, and reported net of allowances to reflect the estimated recoverable amounts.

Financial lease receivables: Leases where the entire risks and rewards incident to ownership of an asset are substantially transferred to the lessee, are classified as financial leases. A receivable at an amount equal to the present value of the lease payments, including any guaranteed residual value, is recognized. The difference between the gross receivable and the present value of the receivable is unearned finance income and is recognized over the term of the lease using the effective interest rate method. Financial lease receivables are included in loans and advances to customers.

Bonds payable: Bonds issued by the Bank and its affiliates are classified as non-trading liabilities.

Significant accounting policies (continued)

Derecognition

A financial asset is derecognised when the control over the contractual rights that comprise that asset, is lost. This occurs when the rights are realized, expire or are surrendered. A financial liability is derecognized when it is extinguished.

Available-for-sale assets and assets held for trading that are sold are derecognized and corresponding receivables from the buyer for the payment are recognized as of the date the Bank and its affiliates commit to sell the assets. The specific identification method is used to determine the gain or loss on derecognition.

Held-to-maturity instruments and loans and receivables are derecognized on the days that they are transferred by the Bank and its affiliates.

(i) *Derivatives held for risk management purposes*

Derivatives held for risk management purposes are measured at fair value in the balance sheet. The treatment for the changes in their fair value depends on their classification into the following categories:

Cash flow hedge

When a derivative is designated as a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction that could affect the result of income statement, the effective portion of changes in the fair value of the derivative are recognised directly in the shareholders' equity. The amount recognised in the shareholders' equity is removed and included in the income statement in the same period as the hedged cash flows affect the income statement under the same line item as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the income statement.

If the derivative expires or is sold, terminated, or exercised, or no longer meets the criteria for cash flow hedge accounting, or the designation is revoked, then hedge accounting is discontinued and the amount recognized in the shareholders' equity remains there until the forecast transaction affects the income statement. If the forecast transaction is no longer expected to occur, then hedge accounting is discontinued and the balance in the shareholders' equity is recognized immediately in the income statement.

Net investment hedge

When a derivative or a non-derivative financial liability is designated as a hedge of a net investment in a foreign operation, the effective portion of changes in the fair value of the hedging instrument is recognized directly in the shareholders' equity, in the foreign currency translation reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the income statement. The amount recognized in the shareholders' equity is removed and included in the income statement on disposal of the foreign operation.

Significant accounting policies (continued)

Embedded derivatives

Derivatives may be embedded in another contractual arrangement (a "host contract"). The Bank and its affiliates account for embedded derivatives separately from the host contract when the host contract is not itself carried at fair value through profit or loss, and the characteristics of the embedded derivatives are not clearly and closely related to the host contract. Separated embedded derivatives are accounted for depending on their classification, and are presented in the balance sheet together with the host contract.

(j) Securities borrowing and lending business

Investments lent under securities lending arrangements continue to be recognized in the balance sheet and are measured in accordance with the accounting policy for the related assets as appropriate. Cash collateral received in respect of securities lent is recognized as liabilities to either banks or customers. Investments borrowed under securities borrowing agreements are not recognized. Cash collateral placements in respect of securities borrowed are recognized under loans and advances to either banks or customers. Income and expenses arising from the securities borrowing and lending business are recognized on an accrual basis over the period of the transactions and are included in interest income or expense.

(k) Repurchase and resale agreements over investments

The Bank and its affiliates enter into purchases of investments under agreements to resell (reverse repo) substantially identical investments at a certain date in the future at a fixed price. Investments purchased subject to commitments to resell them at future dates are not recognized. The amounts paid are recognized in loans to either banks or customers. The receivables are shown as collateralized by the underlying security. Investments sold under repurchase agreements (repo) continue to be recognized in the balance sheet and are measured in accordance with the accounting policy for the related assets as appropriate. The proceeds from the sale of the investments are reported as "obligations under repurchase agreements", a liability account.

Income and expenses arising from the repurchase and resale agreements over investments are recognized on an accrual basis over the period of the transactions and are included in interest income or expense.

(l) Items held in trust

Assets, other than cash deposits, held by the Bank in fiduciary or agency capacities for its customers and government entities are not included in the accompanying consolidated balance sheets, since such items are not under the ownership of the Bank.

(m) Financial guarantees

Financial guarantees are contracts that require the Bank and its affiliates to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument.

Financial guarantee liabilities are initially recognised at their fair value, and the initial fair value is amortised over the life of the financial guarantee. The guarantee liability is subsequently carried at the higher of this amortised amount and the present value of any expected payment (when a payment under the guarantee has become probable).

(Currency: Thousands of New Turkish Lira (YTL))

Significant accounting policies (continued)

(n) *Employee benefits*

(i) Defined benefit plan

A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee and his/her dependants will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The Bank has a defined benefit plan ("the Plan") for its employees namely Türkiye Garanti Bankası Anonim Şirketi Memur ve Müstahdemleri Emekli ve Yardım Sandığı Vakfı ("the Fund"). The Fund is a separate legal entity and a foundation recognized by an official decree, providing pension and post-retirement medical benefits to all qualified Bank employees. This benefit plan is funded through contributions of both by the employees and the employer as required by Social Security Law numbered 506 and these contributions are as follows:

	30 September 2008	
	Employer	*Employee*
	%	%
Pension contributions	15.5	10.0
Medical benefit contributions	6.0	5.0

This benefit plan is composed of a) the contractual benefits of the employees, which are subject to transfer to Social Security Foundation ("SSF") ("pension and medical benefits transferable to SSF") (see Note 20) and b) other excess social rights and payments provided in the existing trust indenture but not transferable to SSF and medical benefits provided by the Bank for its constructive obligation ("excess benefits").

a) Pension and medical benefits transferable to SSF

As discussed in Note 20, the Bank expects to transfer a portion of the obligation of the Fund to SSF. This transfer will be a settlement of that portion of the Fund's obligation. Final legislation establishing the terms for this transfer was enacted on 8 May 2008. Although the settlement will not be recognized until the transfer is made, the Bank believes that it is more appropriate to measure the obligation at 30 September 2008 as the value of the payment that would need to be made to SSF to settle the obligation at the balance sheet date in accordance with the Temporary Article 20 of the Law No.5754: "Law regarding the changes in Social Insurance and General Health Insurance Law and other laws and regulations" ("New Law"). The pension disclosures set out in Note 20, therefore reflect the actuarial assumptions and mortality tables specified in the New Law, including a discount rate of 9.80%.

The pension benefits transferable to SSF are calculated annually by an independent actuary, who is registered with the Undersecretariat of the Treasury.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are directly charged to income statement.

b) Excess benefits not transferable to SSF

The excess benefits, which are not subject to the transfer, are accounted in accordance with IAS 19, "*Employee Benefits*". The obligation in respect of the retained portion of the defined benefit pension plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value by using the projected unit credit method, and any unrecognized past service costs and the fair value of any plan assets are deducted. The discount rate is a floating discount rate between 16.77% - 10.17%.

Significant accounting policies (continued)

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are directly charged to income statement.

(ii) Reserve for employee severance indemnity

Reserve for employee severance indemnity represents the present value of the estimated future probable obligation of the Bank and its affiliates calculated in accordance with the Turkish Labor Law. In accordance with Turkish Labor Law, the Bank and its affiliates are required to make lump-sum payments to each employee whose employment is terminated due to retirement or before the retirement date for reasons other than resignation or misconduct and has completed at least one year of service.

Provision is made for the present value of the liability calculated using the projected unit credit method and all actuarial gains and losses are recognized immediately in the consolidated income statement.

(iii) Short-term employee benefits

The Bank provided for undiscounted short-term employee benefits earned during the financial periods as per services rendered in compliance with IAS 19.

(o) Taxes on income

Taxes on income for the year comprise current tax and deferred taxes. Current taxes on income comprises tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and; any adjustment in taxes payable for previous years.

Deferred income tax is provided, using the balance sheet method, on all taxable temporary differences arising between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Permanent differences relating to goodwill and initial recognition of assets and liabilities which affect neither accounting nor taxable profit are not deductable for tax purposes. Deferred tax liability and asset are recognized when it is probable that the future economic benefits resulting from the reversal of temporary differences will flow to or from the Bank and its affiliates. Deferred tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. Currently, enacted tax rates are used to determine deferred taxes on income.

An individual consolidated affiliate offsets deferred tax asset and deferred tax liability if the deferred tax asset and deferred tax liability relate to income taxes levied by the same taxation authority.

Deferred taxes related to fair value remeasurement of available-for-sale assets and cash flow hedges, are charged or credited directly to equity and subsequently recognized in the income statement together with the deferred gains or losses that are realized.

Significant accounting policies (continued)

(p) *Offsetting*

Financial assets and liabilities are offset and the net amount presented in the balance sheet when, and only when, there is a legally enforceable right to set off the amounts and there is an intention to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Income and expenses are presented on a net basis only when permitted by the accounting standards, or for gains and losses from a group of similar transactions.

(q) *Earnings per share*

Earnings per share disclosed in the accompanying consolidated income statement are determined by dividing the net income by the weighted average number of shares outstanding during the period attributable to the shareholders of the Bank. In Turkey, companies can increase their share capital by making a pro-rata distribution of shares ("Bonus Shares") to existing shareholders from retained earnings. For the purpose of earnings per share computations, such Bonus Shares issued are regarded as issued shares.

Additionally, considering the fact that the increase in the number of shares issued by way of bonus shares in fact does not require any cash injection by the shareholders; the number of issued shares outstanding before such bonus share issuances is adjusted for the proportionate change in the number of issued shares outstanding as if the event had occurred at the beginning of the earliest period reported.

(r) *Impairment*

Financial assets are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such indication exists, the asset's recoverable amount is estimated.

Loans and receivables and held-to-maturity instruments

The recoverable amounts of loans and receivables and held-to-maturity instruments, are calculated as the present values of the expected future cash flows discounted at the instrument's original effective interest rate. Short-term balances are not discounted.

Loans and receivables are presented net of specific and portfolio basis allowances for uncollectibility. Specific allowances are made against the carrying amount of loans and receivables that are identified as being impaired based on regular reviews of outstanding balances to reduce these loans and receivable to their recoverable amounts. In assessing the recoverable amounts of the loans and receivables, the estimated future cash flows are discounted to their present value. Portfolio basis allowances are maintained to reduce the carrying amount of portfolios of similar loans and receivables to their estimated recoverable amounts at the balance sheet date. The expected cash flows for portfolios of similar assets are estimated based on previous experience and considering the credit rating of the underlying customers and late payments of interest or penalties. Increases in the allowance account are recognized in the income statement. When a loan is known to be uncollectible, all the necessary legal procedures have been completed, and the final loss has been determined, the loan is written off directly. If in a subsequent period, the amount of impairment loss decreases and the decrease can be linked objectively to an event occurring after the write down, the write-down or allowance is reversed through the income statement.

Significant accounting policies (continued)

Financial assets remeasured to fair value

The recoverable amount of an equity instrument is its fair value. The recoverable amount of debt instruments and purchased loans remeasured to fair value is calculated as the present value of the expected future cash flows discounted at the current market rate of interest.

Where an asset remeasured to fair value is impaired, the write-down is recognized in the income statement.

If in a subsequent period, the amount of impairment loss decreases and the decrease can be linked objectively to an event occurring after the write-down, the write-down is reversed through the income statement.

(s) Income and expense recognition

Interest income and expense

Except for the interest income on overdue loans, interest income and expense is recognized on an accrual basis by taking into account the effective yield of the asset or an applicable floating rate. Interest income on overdue loans that are under legal follow up is recognized on a cash basis. Interest income and expense includes the amortization of any discount or premium or other differences between the initial carrying amount of an interest bearing instrument and its amount at maturity calculated on an effective interest rate basis.

Fee and commission

Fee and commission income and expenses that are integral to the effective interest rate on a financial asset or liability are included in the measurement of the effective interest rate.

Other fees and commission income, including account servicing fees, investment management fees, sales commission, placement fees and syndication fees, are recognised as the related services are performed. When a loan commitment is not expected to result in the draw-down of a loan, loan commitment fees are recognised on a straight-line basis over the commitment period.

Other fees and commission expense relates mainly to transaction and service fees, which are expensed as the services are received.

Net trading income

Net trading income includes gains and losses arising from disposals of financial assets at fair value through profit or loss and available-for-sale.

Dividend income

Dividend income is recognized in the income statement when received.

Insurance business

Earned premiums: In respect of non-life branches, under the annual basis of accounting, written premiums comprise the premiums due on contracts, net of taxes and cancellations, entered into during a financial year. These premiums are adjusted by the reserve for unearned premiums. In respect of life branches, earned premiums represent premium accrued on policies issued and adjusted by the reserve for unearned premiums during the year.

Significant accounting policies (continued)

Unearned premium reserve: Reserve for unearned premiums is provided for in respect of in-force policies for which the premium period does not end simultaneously with the accounting period. Unearned premiums arise from premiums written during the year, less reinsurance share.

Claims and provision for "outstanding" claims: Claims incurred include all claims (including claim estimates) and claims settlement payments made in respect of the financial period and the movement in provision for outstanding claims and settlement expenses. Provisions for outstanding claims and settlement expenses include claims incurred but not reported (IBNR), net of salvage and subrogation recoveries.

Life mathematical reserves: The life mathematical reserves have been calculated on the life policies in force at period-end by using actuarial assumptions and formulas approved by the Prime Ministry Undersecretariat of Treasury ("Treasury").

Life profit share reserve: Life profit share is the portion of investment income allocated to life policy holders from income generated due to premiums of life policies with a savings clause. Such policies normally have at least 10 years of maturity and policy holders are entitled to receive a profit share after 3 years from the date of policy issuance. Profit share is calculated on an individual policy basis. Investment income presented within income from insurance operations represents income generated through utilisation of funds associated with mathematical reserves in various investment tools whereas the provision for profit share represents the amount allocated to policy holders out of investment income after certain deductions.

Liability adequacy test: At each balance sheet date, liability adequacy tests are performed to ensure the adequacy of the contract liabilities. Any deficiency is immediately charged to the income statement. The Bank has no additional liability with respect to the life insurance portfolio of its affiliate since in its revised tariffs, the affiliate changed the basis of its life profit share calculation to guarantee an annual return of the lower of the guaranteed rate or the annual inflation rate.

(t) Non-current assets held for sale

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (disposal group) is available for immediate sale in its present condition. Management must be committed to the sale which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

(u) Segment reporting

A segment is a distinguishable component of the Bank and its affiliates that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

Index for the notes to the consolidated financial statements:

(Currency: Thousands of New Turkish Lira (YTL))

1 Segment reporting

Segment information is presented in respect of the Bank and its affiliates' geographical and business segments. The primary format, business segments, is based on the Bank and its affiliates. Measurement of segment assets and liabilities and segment results is based on the accounting policies set out in the accounting policy notes.

1.1 Geographical segments

The Bank and its affiliates operate principally in Turkey, but also have operations in Holland, Russia, Ireland, Turkish Republic of Northern Cyprus, Malta, Luxembourg, Germany and Romania. Total geographic sector risk concentrations, both on and off balance sheet, are presented in the table below:

	30 September 2008				
	Loans	*Total Assets*	*Total Liabilities*	*Non-Cash Loans*	*Capital Expenditure*
Turkey	48,235,563	78,248,765	59,408,241	10,856,982	188,952
England	80,477	1,999,448	3,689,965	366,869	-
Germany	18,597	1,804,647	3,185,492	90,941	38
Russia	752,071	1,445,746	56,276	128,515	333
Holland	121,970	1,254,851	2,535,033	700,229	2,121
Romania	596,834	947,228	472,986	110,278	12,797
USA	46,624	474,939	5,662,172	305,004	-
France	16,927	457,058	90,360	173,097	-
Others	735,977	2,143,237	4,462,296	1,142,530	-
	50,605,040	88,775,919	79,562,821	13,874,445	204,241

	31 December 2007				
	Loans	*Total Assets*	*Total Liabilities*	*Non-Cash Loans*	*Capital Expenditure*
Turkey	38,984,518	67,127,417	51,061,766	10,562,526	284,270
Holland	471,332	1,675,657	1,971,262	319,790	-
England	119,600	1,599,043	3,855,098	302,471	-
Germany	31,374	1,362,560	1,668,080	77,527	-
Russia	523,224	1,116,366	211,330	62,263	517
USA	37,275	471,726	5,132,038	318,572	-
Romania	256,544	385,859	265,807	56,552	21,341
France	14,259	23,845	135,062	229,914	-
Others	604,369	1,562,247	3,772,509	872,618	-
	41,042,495	75,324,720	68,072,952	12,802,233	306,128

Total geographic sector risk concentrations on income statement are presented in the table below:

	Nine-month period ended 30 September 2008	*Three-month period ended 30 September 2008*	*Nine-month period ended 30 September 2007*	*Three-month period ended 30 September 2007*
Turkey	1,356,529	427,243	1,962,028	494,979
Holland	76,056	30,270	33,459	9,521
Luxembourg	66,964	18,188	7,692	5,469
Malta	11,904	1,854	47,055	7,921
Others	24,592	10,798	11,184	3,991
	1,536,045	488,353	2,061,418	521,881

(Currency: Thousands of New Turkish Lira (YTL))

1 Segment reporting (continued)

1.2 Business segments

The main business segments are banking, leasing, insurance, factoring, other financial and non-financial sectors. Banking segment information is detailed further to retail banking and commercial, corporate and small and medium size enterprises (SME) banking as these are the major banking activities. Other operations heading under the banking segment include mainly treasury and investment banking activities as well as unallocated income and expense items. The analysis are as follows:

30 September 2008	Retail Banking	Commercial, Corporate & SME Banking	Other Operations	Eliminations	Total Banking	Leasing	Insurance	Factoring	Other Financial	Other Non-Financial	Combined	Eliminations	Total
Operating income	1,538,570	1,264,291	1,197,894	-	4,000,755	80,348	112,764	20,337	26,340	19,215	4,259,759	(177)	4,259,582
Operating expenses	(722,134)	(397,712)	(1,084,677)	-	(2,204,523)	(23,546)	(56,435)	(13,864)	(24,824)	(18,567)	(2,341,759)	(22,126)	(2,363,885)
Income from operations	**816,436**	**866,579**	**113,217**	-	**1,796,232**	**56,802**	**56,329**	**6,473**	**1,516**	**648**	**1,918,000**	**(22,303)**	**1,895,697**
Taxation credit/(charge)	-	-	(346,361)	-	(346,361)	4	(11,463)	(1,430)	(337)	(215)	(359,802)	150	(359,652)
Net income for the period	**816,436**	**866,579**	**(233,144)**	-	**1,449,871**	**56,806**	**44,866**	**5,043**	**1,179**	**433**	**1,558,198**	**(22,153)**	**1,536,045**
Segment assets	16,580,622	33,112,576	34,768,571	(464,279)	83,997,490	2,094,783	1,084,559	812,280	43,386	11,978	88,044,476	(651,546)	87,392,930
Investments in equity participations	-	-	301,122	-	301,122	1,000	275	9,635	4,822	1,159	318,013	(260,548)	57,465
Unallocated assets	-	-	1,258,774	-	1,258,774	17,949	8,684	1,915	4,775	1,071	1,293,168	32,356	1,325,524
Total assets	**16,580,622**	**33,112,576**	**36,328,467**	**(464,279)**	**85,557,386**	**2,113,732**	**1,093,518**	**823,830**	**52,983**	**14,208**	**89,655,657**	**(879,738)**	**88,775,919**
Segment liabilities	28,907,982	23,062,919	25,072,002	(464,279)	76,578,624	1,845,644	956,354	778,979	4,738	5,757	80,170,096	(607,275)	79,562,821
Shareholders' equity and minority interest	-	-	8,978,762	-	8,978,762	268,088	137,164	44,851	48,245	8,451	9,485,561	(272,463)	9,213,098
Total liabilities, shareholders' equity and minority interest	**28,907,982**	**23,062,919**	**34,050,764**	**(464,279)**	**85,557,386**	**2,113,732**	**1,093,518**	**823,830**	**52,983**	**14,208**	**89,655,657**	**(879,738)**	**88,775,919**

(Currency: Thousands of New Turkish Lira (YTL))

1 Segment reporting (continued)

30 September 2007	*Retail Banking*	*Commercial, Corporate & SME Banking*	*Other Operations*	*Eliminations*	*Total Banking*	*Leasing*	*Insurance*	*Factoring*	*Other Financial*	*Other Non-Financial*	*Combined*	*Eliminations*	*Total*
Operating income	1,297,845	1,044,752	1,897,677	-	4,240,274	77,038	203,500	16,083	29,094	17,310	4,583,299	(69,391)	4,513,908
Operating expenses	(547,991)	(331,069)	(998,390)	-	(1,877,450)	(39,520)	(126,117)	(11,100)	(23,542)	(16,727)	(2,094,456)	18,107	(2,076,349)
Income from operations	**749,854**	**713,683**	**899,287**	-	**2,362,824**	**37,518**	**77,383**	**4,983**	**5,552**	**583**	**2,488,843**	**(51,284)**	**2,437,559**
Taxation charge	-	-	(361,513)	-	(361,513)	(71)	(11,653)	(993)	(1,737)	(174)	(376,141)	-	(376,141)
Net income for the period	**749,854**	**713,683**	**537,774**	-	**2,001,311**	**37,447**	**65,730**	**3,990**	**3,815**	**409**	**2,112,702**	**(51,284)**	**2,061,418**
31 December 2007													
Segment assets	13,682,475	25,979,466	31,400,256	(89,625)	70,972,572	2,132,203	768,686	638,241	46,792	10,814	74,569,308	(594,907)	73,974,401
Investments in equity participations	-	-	324,336	-	324,336	1,000	275	9,635	4,554	1,121	340,921	(291,145)	49,776
Unallocated assets	-	-	1,230,114	-	1,230,114	18,323	7,791	1,413	4,525	969	1,263,135	37,408	1,300,543
Total assets	**13,682,475**	**25,979,466**	**32,954,706**	**(89,625)**	**72,527,022**	**2,151,526**	**776,752**	**649,289**	**55,871**	**12,904**	**76,173,364**	**(848,644)**	**75,324,720**
Segment liabilities	23,946,399	16,521,575	25,030,059	(89,625)	65,408,408	1,940,243	684,365	609,483	8,952	4,887	68,656,338	(583,386)	68,072,952
Shareholders' equity and minority interest	-	-	7,118,614	-	7,118,614	211,283	92,387	39,806	46,919	8,017	7,517,026	(265,258)	7,251,768
Total liabilities, shareholders' equity and minority interest	**23,946,399**	**16,521,575**	**32,148,673**	**(89,625)**	**72,527,022**	**2,151,526**	**776,752**	**649,289**	**55,871**	**12,904**	**76,173,364**	**(848,644)**	**75,324,720**

(Currency: Thousands of New Turkish Lira (YTL))

2 Cash and cash equivalents

Cash and cash equivalents include cash balances on hand, due from banks with original maturity periods of less than three months and other cash items. Cash and cash equivalents as at 30 September 2008 and 2007, included in the accompanying consolidated statements of cash flows are as follows:

	30 September 2008	*30 September 2007*
Cash at branches	647,343	309,356
Loans and advances to banks with original maturity periods of less than three months	5,472,778	3,858,312
	6,120,121	4,167,668

3 Related party disclosures

For the purpose of this report, the shareholders jointly controlling the Bank namely Doğuş Holding AŞ and GE and all their subsidiaries, and their ultimate owners, directors and executive officers are referred to as related parties. During the course of the business, the Bank has made placements with and granted loans to related parties and also received deposits from them at various terms. The Bank had the following balances outstanding from and transactions with related parties:

3.1 Outstanding balances

	30 September 2008	*31 December 2007*
Balance sheet		
Loans and advances to customers	219,111	157,832
Loans granted in YTL	*52,182*	*97,612*
Loans granted in foreign currencies:	*US$ 38,798,387*	*US$ 22,547,863*
	EUR 66,201,907	*EUR 20,075,886*
Miscellaneous receivables	5,252	5,411
Deposits received	647,611	292,387
Commitments and contingencies		
Non-cash loans	162,984	169,696

3.2 Transactions

	Nine-month period ended 30 September 2008	*Three-month period ended 30 September 2008*	*Nine-month period ended 30 September 2007*	*Three-month period ended 30 September 2007*
Interest income	5,800	924	5,300	2,032
Interest expense	30,807	12,838	42,638	20,203

In the first nine months of 2008, interest rates applied to foreign currency receivables from and payables to related parties vary within the ranges of 2.5%-8.5% and 2.3%-6.1% (31 December 2007: 3.1%-7.4% and 3.8%-6.6%), respectively. The interest rates applied to YTL receivables from and payables to related parties vary within the ranges of 16.5%-22.0% and 15.0%-20.3%, respectively (31 December 2007: 16.3%-21.6% and 15.2%-19.0%). Various commission rates are applied to transactions involving guarantees and commitments.

(Currency: Thousands of New Turkish Lira (YTL))

3 Related party disclosures (continued)

No impairment losses have been recorded against balances outstanding during the period with related parties and no specific allowance has been made for impairment losses on balances with the related parties at the year-end.

The Bank sold a real estate, a building in Maslak to Doğuş Holding AŞ on 11 March 2008 at a sale prices of US$ 35 millions. US$ 15 millions of the sale price was collected on the date of sale, the Bank's net receivable from Doğuş Holding AŞ on this sale to be collected in one-year term is YTL 117 thousands, classified under "miscellaneous receivables" (Note 9), in the accompanying consolidated financial statements. Accordingly, a gain of YTL 267 thousands on this sale is recorded as of 30 September 2008.

Key management personnel compensation for the nine-month period ended 30 September 2008 amounted YTL 66,665 thousands (30 September 2007: YTL 48,435 thousands) on a consolidated basis. Within this total, individual key management expenses of the Bank amounted YTL 45,863 thousands (30 September 2007: YTL 30,525 thousands) and of its financial affiliates amounted YTL 20,802 thousands (30 September 2007: YTL 17,910 thousands).

4 Cash and balances with central banks

	30 September 2008	*31 December 2007*
Cash at branches	647,343	454,195
Balances with central banks excluding reserve deposits	2,223,496	2,420,784
	2,870,839	2,874,979

5 Financial assets at fair value through profit or loss

	30 September 2008				*31 December 2007*
	Face value	*Carrying value*	*Interest rate range %*	*Latest maturity*	*Carrying value*
Debt and other instruments held at fair value:					
Government bonds in YTL	167,864	142,872	10-21	2014	205,146
Discounted government bonds in YTL	47,597	42,632	9-25	2010	18,659
Gold	-	37,895	-	-	69,444
Eurobonds	25,740	24,782	5-12	2038	96,528
Government bonds in foreign currency	14,251	14,552	4-7	2011	10,516
Bonds issued by corporations	5,000	5,020	7-20	2010	24,467
Government bonds at floating rates	447	469	21-22	2014	4,527
Bonds issued by foreign institutions		-			94,112
Others		29,945			52,643
		298,167			576,042
Equity and other non-fixed income instruments:					
Forfeiting receivables		266,002			427,836
Listed shares		143			140
		266,145			427,976
Total financial assets at fair value through profit or loss		564,312			1,004,018

(Currency: Thousands of New Turkish Lira (YTL))

5 Financial assets at fair value through profit or loss (continued)

Income from debt and other instruments held at fair value is reflected in the consolidated income statement as interest on securities. Gains and losses arising on derivative financial instruments and changes in fair value of other trading instruments are reflected in net trading income. Whereas, gains and losses arising from changes in the fair value of cash flow hedges are reflected as a separate component of equity.

Income/(loss) from trading of financial assets is detailed in the table below:

	Nine-month period ended 30 September 2008	*Three-month period ended 30 September 2008*	*Nine-month period ended 30 September 2007*	*Three-month period ended 30 September 2007*
Fixed / floating securities	37,270	12,498	59,146	6,449
Foreign exchange transactions	9,317	(7,456)	(12,468)	(8,961)
Derivate transactions	196,950	242,228	(404,176)	(71,979)
Trading income/(loss), net	243,537	247,270	(357,498)	(74,491)

Due to method change in valuation of derivative instruments, YTL 248,764 thousands and YTL 38,452 thousands are reclassified from "trading account gains/(losses)" to "foreign exchange gains/(losses)" for the nine-month and three-month periods ended 30 September 2007, respectively.

Government bonds and treasury bills include securities pledged under repurchase agreements with customers amounting to YTL 129,071 thousands as of 31 December 2007 (30 September 2008: nil).

As at 30 September 2008, financial assets at fair value through profit or loss amounting to YTL 84 thousands are blocked against asset management operation and insurance business related transactions (31 December 2007: YTL 1,915 thousands).

A consolidated financial affiliate of the Bank, reclassified certain security investments, previously classified in its financial assets held for trading amounting EUR 65,782,732 with a total face value of US$ 93,155,000 to its financial assets available-for-sale as of 1 July 2008 as per the Amendments to IAS 39 Financial Instruments: Recognition and Measurement as issued by the International Accounting Standards Board in October 2008.

6 Loans and advances to banks

	30 September 2008			*31 December 2007*		
	YTL	*Foreign Currency*	*Total*	*YTL*	*Foreign Currency*	*Total*
Loans and advances-demand						
Domestic banks	1,497	4,455	5,952	1,429	3,901	5,330
Foreign banks	159,543	448,348	607,891	35,180	218,824	254,004
	161,040	452,803	613,843	36,609	222,725	259,334
Loans and advances-time						
Domestic banks	430,143	1,228,178	1,658,321	261,942	1,001,617	1,263,559
Foreign banks	1,429,366	3,388,915	4,818,281	731,231	2,685,421	3,416,652
	1,859,509	4,617,093	6,476,602	993,173	3,687,038	4,680,211
Placements at money markets	299,558	-	299,558	-	-	-
Accrued interest on loans and advances	48,018	27,062	75,080	64,155	45,341	109,496
Total loans and advances to banks	2,368,125	5,096,958	7,465,083	1,093,937	3,955,104	5,049,041
Less: allowance for uncollectibility	-	-	-	-	-	-
Net loans and advances to banks	2,368,125	5,096,958	7,465,083	1,093,937	3,955,104	5,049,041

As at 30 September 2008, majority of loans and advances-time are short-term with interest rates ranging between 2%-11% per annum for foreign currency time placements and 15%-26% per annum for YTL time placements (31 December 2007: 2%-7% and 16%-21%, respectively).

(Currency: Thousands of New Turkish Lira (YTL))

6 Loans and advances to banks (continued)

As at 30 September 2008, loans and advances at domestic and foreign banks include blocked accounts of YTL 1,336,338 thousands (31 December 2007: YTL 1,095,412 thousands) held against "Diversified Payment Rights" securitizations, fundings, legal legislations for the branches operating in foreign countries, and insurance business.

7 Loans and advances to customers

Outstanding loans and advances to customers are divided between economic sectors and loan types as follows:

	30 September 2008	*31 December 2007*
Consumer loans	16,381,433	13,438,190
Credit cards	*6,742,104*	*5,430,110*
Mortgage loan	*5,087,091*	*4,156,756*
General purpose loans	*3,235,458*	*2,314,226*
Auto loans	*944,792*	*1,131,629*
Other consumer loans	*371,988*	*405,469*
Service sector	3,800,045	2,575,186
Energy	2,894,770	1,987,433
Transportation and logistics	2,456,257	1,653,543
Construction	2,421,420	2,217,345
Transportation vehicles and sub-industry	2,158,875	1,556,786
Financial institutions	2,049,903	1,949,021
Metal and metal products	1,971,070	1,291,787
Textile	1,868,187	1,526,818
Food	1,866,303	1,886,326
Tourism	1,242,386	999,291
Data processing	1,020,506	1,251,934
Durable consumption	924,871	818,559
Chemistry and chemical product	835,499	444,381
Agriculture and stockbreeding	765,058	710,237
Stone, rock and related products	570,778	437,162
Machinery and equipments	567,601	534,142
Electronic, optical and medical equipment	544,281	457,263
Mining	368,191	280,611
Plastic products	314,915	240,011
Paper and paper products	283,550	253,936
Others	1,695,754	1,487,989
Total performing loans	47,001,653	37,997,951
Non-performing loans and lease receivables	1,157,164	869,567
Total gross loans	48,158,817	38,867,518
Financial lease receivables, net of unearned income (Note 8)	1,893,301	1,923,040
Factoring receivables	731,734	494,400
Accrued interest income on loans and lease receivables	777,878	543,392
Allowance for possible losses from loans and lease receivables	(956,690)	(785,855)
Loans and advances to customers	50,605,040	41,042,495

(Currency: Thousands of New Turkish Lira (YTL))

7 Loans and advances to customers (continued)

As at 30 September 2008, interest rates on loans granted to customers range between 3%-20% (31 December 2007: 2%-16%) per annum for the foreign currency loans and 14%-32% (31 December 2007: 16%-31%) per annum for the YTL loans.

The provision for possible losses is comprised of amounts for specifically identified as being impaired and non-performing loans and advances and a further portfolio-basis amount considered adequate to cover the residual inherent risk of loss present in the lending relationships presently performing in accordance with agreements made with borrowers. The amount of the portfolio basis allowance is YTL 171,874 thousands (31 December 2007: YTL 153,805 thousands).

Movements in the allowance for possible losses on loans and lease receivables including the portfolio basis allowances, are as follows:

	30 September 2008	*31 December 2007*
Balance at the beginning of the period	785,855	595,024
Write-offs	(99,940)	(83,513)
Recoveries and reversals	(33,215)	(41,780)
Provision for the period	303,990	316,124
Balance at the end of the period	956,690	785,855

Movement in the portfolio basis allowance are as follows:

	30 September 2008	*31 December 2007*
Balance at the beginning of the period	153,805	85,178
Net change in provision for the period, net	18,069	68,627
Balance at the end of the period	171,874	153,805

8 Financial lease receivables

The financial leases typically run for a period of one to five years, with transfer of ownership of the leased asset at the end of the lease term. Interest is charged over the period of the lease.

The receivables are secured by way of the underlying assets. Loans and advances to customers include the following financial lease receivables:

	30 September 2008	*31 December 2007*
Financial lease receivables, net of unearned income (Note 7)	1,893,301	1,923,040
Add: non-performing lease receivables	89,111	16,181
Less: allowance for possible losses on lease receivable	(15,229)	(16,819)
	1,967,183	1,922,402
Accrued interest on lease receivables	23,469	23,246
Analysis of net financial lease receivables		
Due within 1 year	1,007,712	987,689
Due after 1 year	1,270,012	1,240,013
Financial lease receivables, gross	2,277,724	2,227,702
Unearned income	(310,541)	(305,300)
Financial lease receivables, net	1,967,183	1,922,402
Analysis of net financial lease receivables, net		
Due within 1 year	844,510	826,985
Due after 1 year	1,122,673	1,095,417
Financial lease receivables, net	1,967,183	1,922,402

(Currency: Thousands of New Turkish Lira (YTL))

9 Other assets

	30 September 2008	*31 December 2007*
Reserve deposits at the Central Bank of Turkey	2,220,990	4,907,841
Insurance premium receivables	845,028	580,695
Prepaid expenses, insurance claims and similar items	253,432	202,262
Accrued exchange gain on derivatives	243,554	136,424
Miscellaneous receivables (Note 3)	215,673	133,292
Clearing house	150,483	2,923
Tangible assets held for sale	79,989	112,886
Advances for tangible assets	55,815	19,085
Prepaid taxes and taxes and funds to be refunded	51,645	52,399
Others	85,042	20,751
	4,201,651	6,168,558

At 30 September 2008, reserve deposits at the Central Bank of Turkey are kept as minimum reserve requirement. These funds are not available for the daily business of the Bank and its affiliates. As required by the Turkish Banking Law, these reserve deposits are calculated on the basis of YTL and foreign currency liabilities taken at the rates determined by the Central Bank of Turkey. In accordance with the current legislation, the reserve deposit rates for YTL and foreign currency liabilities are 9% and 11%, respectively. Interest rates applied for reserve requirements are 12.56% (31 December 2007: 11.81%) for YTL deposits and 0.75% and 1.875% (31 December 2007: 1.95% and 1.80%) for foreign currency deposits in US$ and Euro.

YTL 72,928 thousands (31 December 2007: YTL 100,582 thousands) of the tangible assets held for sale is comprised of foreclosed real estate acquired by the Bank against its impaired receivables. Such assets are required to be disposed of within three years following their acquisitions per the Turkish Banking Law. This three year period can be extended by a legal permission from the regulators. In case of real estates held for sale, this requirement is valid only if the legal limit on the size of the real estate portfolio that a bank can maintain is exceeded. Currently, as the Bank is within this legal limit, it is not subject to the above requirement.

Impairment losses provided on real estates held for sale were determined based on the appraisals of independent appraisal firms. As of 30 September 2008, real estates held for sale amounting YTL 78,225 thousands (31 December 2007: YTL 117,055 thousands) have been impaired by YTL 4,573 thousands (31 December 2007: YTL 6,924 thousands).

As of 30 September 2008, the rights of repurchase on various tangible assets held for sale amounted to YTL 13,787 thousands (31 December 2007 : YTL 29,850 thousands).

(Currency: Thousands of New Turkish Lira (YTL))

10 Security investments

	30 September 2008				*31 December 2007*
	Face value	*Carrying value*	*Interest rate range %*	*Latest maturity*	*Carrying value*
Debt and other instruments available-for-sale:					
Government bonds at floating rates	6,274,020	6,699,145	19-22	2014	3,977,839
Discounted government bonds in YTL	3,531,592	3,061,453	19-20	2010	2,931,781
Bonds issued by corporations *(a)*	1,895,164	1,855,739	3-22	2017	1,367,802
Government bonds in YTL	1,236,458	1,155,495	14-17	2013	2,649,515
Eurobonds	489,667	523,239	5-12	2036	1,726,716
Bonds issued by financial institutions	427,092	415,579	5-12	2014	150,229
Government bonds in foreign currency	309,164	313,946	2-4	2010	509,559
Government bonds indexed to consumer price index	110,481	120,961	10	2012	120,324
Bonds issued by foreign governments	108,895	118,253	6-13	2028	42,735
Others *(b)*		56,100			58,455
Total securities available-for-sale		14,319,910			13,534,955
Debt and other instruments held-to-maturity:					
Government bonds in YTL	3,250,909	3,104,523	15-17	2012	468,740
Government bonds at floating rates	2,651,518	2,769,948	21-22 *(c)*	2011	2,837,628
Eurobonds	1,376,900	1,421,871	7-12	2036	669,120
Bonds issued by corporations	1,882	1,870	8	2014	1,718
Bonds issued by foreign governments		-			116,617
Discounted government bonds in YTL		-			2,994
Others		24,569			22,561
		7,322,781			4,119,378
Accrued interest on held-to-maturity portfolio		43,314			180,977
Total securities held-to-maturity		7,366,095			4,300,355
Total security investments		21,686,005			17,835,310

(a) Bonds issued by corporations include credit linked notes with face value amounting to US$ 925,000,000 (31 December 2007: US$ 875,000,000) and carrying value amounting to YTL 1,157,971 thousands (31 December 2007: YTL 1,039,423 thousands) that are linked to the default risk of the Turkish Government. All bonds issued by corporations are valued at amortized cost since these financial assets are not quoted in an active market. The consolidated factoring affiliate's "financial assets available-for-sale" portfolio also includes private sector bonds with "credit linked notes" at a total face value of US$ 22,250,000 and EUR 2,000,000 (31 December 2007: US$ 35,850,000 and EUR 2,500,000) and a total carrying value of YTL 22,432 thousands (31 December 2007: YTL 30,633 thousands).

(b) In 2006, the Bank recorded 424,159 shares of MasterCard Incorporated at a total nominal value of US$ 42.42 acquired free of charge for its credit card marketing activities on MasterCard. As of 27 July 2006, the Bank sold 250,254 shares of MasterCard Incorporated at a total nominal value of US$ 25.03 amounting to US$ 7,698,964.21. As of 30 September 2008, the Bank has 173,905 shares of MasterCard Incorporated at a nominal value of US$ 17.39 and one share of Visa Europe Limited at a nominal value of EUR 10 acquired free of charge for its credit card marketing activities, in its investment securities available-for-sale portfolio.

(c) The interest rates applied on these securities are floating quarterly based on interest rates of government bond bids of the government.

(Currency: Thousands of New Turkish Lira (YTL))

10 Security investments (continued)

A consolidated financial affiliate of the Bank, reclassified certain security investments, previously classified in its financial assets held for trading amounting EUR 65,782,732 with a total face value of US$ 93,155,000 to its financial assets available-for-sale as of 1 July 2008 as per the Amendments to IAS 39 Financial Instruments: Recognition and Measurement as issued by the International Accounting Standards Board in October 2008.

The Bank reclassified certain security investments, previously classified in its securities available-for-sale portfolio in its financial statements, with total face values of YTL 2,831,667 thousands and USD 843,847,999 to its securities held-to-maturity portfolio as a result of change in its intention to hold such securities. Such securities are included in the securities held-to-maturity portfolio at their fair values of YTL 2,685,106 thousands and USD 852,772,307 as of their reclassification date. The negative valuation differences amounting YTL 99,085 thousands and USD 6,729,440 of these securities, are recorded under the shareholders' equity and amortized through the income statement throughout their maturities. As of the balance sheet date, the negative valuation differences under the shareholders' equity are YTL 97,926 thousands and USD 6,724,198. The total fair values of these reclassified securities as of the balance sheet date are YTL 2,665,327 thousands and USD 806,344,633. If these securities had not been reclassified, the negative valuation differences amounting YTL 47,229 thousands and USD 49,674,704 would be recognized under the shareholders' equity.

As of 30 September 2008, the Bank has a total allowance of YTL 4,141 thousands for the security investments (31 December 2007: nil).

Interest income from debt and other fixed or floating instruments is reflected in interest on securities. Whereas, gains and losses arising from changes in the fair value of cash flow hedges and available-for-sale assets are deferred as a separate component of equity.

Government bonds and treasury bills include securities pledged under repurchase agreements with customers amounting to YTL 9,065,471 thousands (31 December 2007: YTL 9,718,647 thousands).

The following table summarizes securities that were deposited as collaterals with respect to various banking, insurance and asset management transactions:

	30 September 2008		*31 December 2007*	
	Face Value	*Carrying value*	*Face Value*	*Carrying value*
Deposited at Istanbul Stock Exchange	5,652,922	5,678,803	7,434,431	7,654,013
Collateralized to foreign banks	5,112,778	5,149,466	2,556,803	2,765,952
Deposited at CBT for interbank transactions	675,040	697,820	516,600	537,225
Deposited at central banks for repurchase transactions	606,410	640,127	79,412	76,429
Deposited at Clearing Bank (Takasbank)	45,150	42,692	97,325	98,888
Deposited at CBT for foreign currency money market transactions		-	192,400	212,552
Others		34,523		35,691
		12,243,431		11,380,750

11 Investments in equity participations

	30 September 2008		*31 December 2007*	
	Carrying Value	*Ownership %*	*Carrying Value*	*Ownership %*
Eureko Sigorta AŞ	36,603	20.00	28,997	20.00
IMKB Takasbank AŞ	11,962	5.83	11,992	5.83
Others	8,900		8,787	
	57,465		49,776	

(Currency: Thousands of New Turkish Lira (YTL))

11 Investments in equity participations (continued)

Garanti Konut Finansmanı Danışmanlık Hizmetleri AŞ is established as per the decision made during the board of directors meeting of the Bank on 15 September 2007 to provide consultancy and outsourcing services to banks, housing finance and mortgage finance companies. Its legal registration process has been completed on 3 October 2007. The Bank owns 99.99% of the company shares. 1/4 of the share capital of the company amounting YTL 750 in total, is paid. This company is not consolidated in the accompanying consolidated financial statements as currently it does not have material operations comparing to the consolidated performance of the Bank and its affiliates, instead it is recorded under investments in equity participations in "others" above and valued at cost.

80% shares of a previously consolidated affiliate, Garanti Sigorta AŞ, owned by the Bank are sold to Eureko BV on 21 June 2007. After the sale, the remaining 20% is reclassified to investments in equity participations and accounted under equity method of accounting. Subsequent to this sale, at 1 October 2007 the legal name of the company has been changed as Eureko Sigorta AŞ.

Garanti Filo Yönetimi Hizmetleri ve Ticaret AŞ is established on 10 January 2007 as an operational leasing company, and fully owned and controlled by the leasing affiliate of the Bank. The company's main objective is to rent cars to corporates, institutional and small and medium size enterprises. The paid share capital is YTL 1,000 thousand as of the issue date of the financial statements. This company is not consolidated in the accompanying financial statements as currently it does not have material operations comparing to the consolidated performance of the Bank and its affiliates, instead it is recorded under investments in equity participations in "others" above and valued at cost.

IMKB Takasbank AŞ and other equity participations do not have a quoted market price in an active market and other methods of reasonably estimating their values would be inappropriate and impracticable, accordingly they are stated at cost, restated for the effects of inflation in YTL units current at 31 December 2005.

There is not any impairment losses as of 30 September 2008 and 2007 for the decreases in the value of certain investments in equity participations. Accordingly, the cumulative provisions for such impairment losses amounted to YTL 3,958 thousands as of 30 September 2008 (31 December 2007 : YTL 3,902 thousands).

12 Tangible assets

Movement in tangible assets from 1 January to 30 September 2008 is as follows:

	1 January	*Additions*	*Adjustment for Currency Translation*	*Disposals*	*30 September*
Costs					
Land and buildings	1,096,919	35,015	3,454	(80,586)	1,054,802
Furniture, fixture and equipments	1,086,273	103,147	1,344	(233,794)	956,970
Leasehold improvements	198,274	66,079	699	(4,380)	260,672
	2,381,466	204,241	5,497	(318,760)	2,272,444
Less: Accumulated depreciation					
Buildings	229,497	16,995	364	(25,399)	221,457
Furniture, fixture and equipments	809,741	93,044	454	(215,335)	687,904
Leasehold improvements	87,894	26,563	29	(3,122)	111,364
	1,127,132	136,602	847	(243,856)	1,020,725
Construction in progress	17,794			(7,350) *(a)*	10,444
	1,272,128				1,262,163
Impairment in value of tangible assets	(109,227)				(108,003)
	1,162,901				1,154,160

(a) Additions to and transfers from "construction in progress" are given as net.

(Currency: Thousands of New Turkish Lira (YTL))

12 Tangible assets (continued)

Movement in tangible assets from 1 January to 31 December 2007 is as follows:

	1 January	*Additions*	*Adjustment for Currency Translation*	*Disposals*	*31 December*
Costs					
Land and buildings	1,061,922	64,746	(4,934)	(24,815)	1,096,919
Furniture, fixture and equipments	1,105,376	165,659	(1,285)	(183,477)	1,086,273
Leasehold improvements	214,480	65,264	(641)	(80,829)	198,274
	2,381,778	295,669	(6,860)	(289,121)	2,381,466
Less: Accumulated depreciation					
Buildings	210,477	23,038	(449)	(3,569)	229,497
Furniture, fixture and equipments	843,754	135,739	(753)	(168,999)	809,741
Leasehold improvements	137,258	26,427	(358)	(75,433)	87,894
	1,191,489	185,204	(1,560)	(248,001)	1,127,132
Construction in progress	7,335	10,459 *(a)*			17,794
	1,197,624				1,272,128
Impairment in value of tangible assets	(118,375)				(109,227)
	1,079,249				1,162,901

(a) Additions to and transfers from "construction in progress" are given as net.

A portion of the disposals during the year 2007 amounting to YTL 14,099 thousands represented the tangible assets of the consolidated affiliate that is recorded under equity method of accounting in the accompanying consolidated financial statements as of 31 December 2007 following the sale of 80% ownership in this company by the Bank in June 2007.

Depreciation expense for the nine-month period ended and the three-month period ended 30 September 2008 amounts to YTL 132,207 thousands and YTL 46,142 thousands respectively (the nine-month period ended 30 September 2007: YTL 133,415 thousands and the three-month period ended 30 June 2007: YTL 46,616 thousands).

Assessment of the independent appraiser firms have been taken into consideration in the determination of the impairment losses provided for land and buildings. As of 30 September 2008, land and buildings at a total net book value before impairment of YTL 391,579 thousands (31 December 2007: YTL 407,411 thousands) have been impaired by YTL 108,003 thousands (31 December 2007: YTL 109,227 thousands).

(Currency: Thousands of New Turkish Lira (YTL))

13 Goodwill

As of 30 September 2008, goodwill arises from the direct acquisitions of 100.00% ownership in Garanti Yatırım Menkul Kıymetler AŞ, 98.94% ownership in Garanti Finansal Kiralama AŞ, 84.91% ownership in Garanti Emeklilik ve Hayat AŞ, 81.84% ownership in Garanti Faktoring Hizmetleri AŞ and 20.00% ownership in Eureko Sigorta AŞ consisting of the excesses of the total acquisition costs over net assets of these consolidated entities at the dates of their acquisition as follows:

	30 September 2008	*31 December 2007*
Garanti Yatırım Menkul Kıymetler AŞ	20,984	20,984
Garanti Faktoring Hizmetleri AŞ	6,697	6,697
Garanti Finansal Kiralama AŞ	5,233	5,233
Eureko Sigorta AŞ	222	222
Garanti Emeklilik ve Hayat AŞ	34	34
	33,170	33,170
Impairment of goodwill	-	-
	33,170	33,170

Impairment losses are provided for decrease in the net asset value of the consolidated entities by assessing their internal and external resources.

14 Deposits from banks

Deposits from banks comprise the following:

	30 September 2008	*31 December 2007*
Payable on demand	780,253	376,914
Term deposits	1,306,835	2,044,855
	2,087,088	2,421,769
Accrued interest on deposits from banks	17,524	14,324
	2,104,612	2,436,093

Deposits from banks include both YTL accounts amounting YTL 853,783 thousands (31 December 2007: YTL 894,291 thousands) and foreign currency accounts amounting YTL 1,233,305 thousands (31 December 2007: YTL 1,527,478 thousands) in total. As at 30 September 2008, interest rates applicable to YTL bank deposits and foreign currency bank deposits vary within ranges of 14%-20% and 1%-8% (31 December 2007: 16%-21% and 4%-11%), respectively.

(Currency: Thousands of New Turkish Lira (YTL))

15 Deposits from customers

Deposits from customers comprise the following:

	30 September 2008			*31 December 2007*
	Demand	*Time*	*Total*	*Total*
Foreign currency	5,662,834	20,319,384	25,982,218	21,905,297
Saving	1,540,507	14,538,163	16,078,670	12,536,696
Commercial	2,031,495	4,929,376	6,960,871	5,886,583
Public and other	1,244,580	708,101	1,952,681	785,098
	10,479,416	40,495,024	50,974,440	41,113,674
Accrued interest expense on deposits from customers	29,200	339,187	368,387	221,073
	10,508,616	40,834,211	51,342,827	41,334,747

As at 30 September 2008, interest rates applicable to YTL deposits and foreign currency deposits vary within ranges of 14%-22% and 1%-9% (31 December 2007: 16%-21% and 1%-9%), respectively.

As at 30 September 2008, subordinated deposits obtained by the consolidated banking affiliate in Holland amounting EUR 48 millions (equivalent of YTL 86,163 thousands) are included in foreign currency time deposits (31 December 2007: EUR 48 millions, equivalent of YTL 81,458 thousands).

16 Obligations under repurchase agreements

The Bank and its affiliates raise funds by selling financial instruments under agreements to repay the funds by repurchasing the instruments at future dates at the same price plus interest at a predetermined rate. Repurchase agreements are commonly used as a tool for short-term financing of interest-bearing assets, depending on the prevailing interest rates.

Assets sold under repurchase agreements comprise the following:

	Carrying value	*Fair value of underlying assets*	*Carrying amount of corresponding liabilities*	*Range of repurchase dates*	*Repurchase price*
30 September 2008					
Security investments	9,065,471	9,035,010	8,199,333	Oct'08-Feb'11	8,350,421
	9,065,471	9,035,010	8,199,333		8,350,421
31 December 2007					
Financial assets at fair value through profit or loss	129,071	129,071	116,469	Jan'08-Dec'08	117,551
Security investments	9,718,647	9,720,363	8,475,485	Jan'08-Feb'11	8,686,021
	9,847,718	9,849,434	8,591,954		8,803,572

Accrued interest on obligations under repurchase agreements amounting to YTL 48,090 thousands (31 December 2007: YTL 70,948 thousands) is included in the carrying amount of corresponding liabilities.

(Currency: Thousands of New Turkish Lira (YTL))

16 Obligations under repurchase agreements (continued)

In general the carrying values of such assets are more than the corresponding liabilities due to the margins set between the parties, since such funding is raised against assets collateralized.

The proceeds from the sale of securities under repurchase agreements are treated as liabilities and recorded as obligations under repurchase agreements. As at 30 September 2008, the maturities of the obligations varied from one day to two years and five months and interest rates varied between 3%-17% (31 December 2007: 4%-18%).

17 Loans and advances from banks

Loans and advances from banks comprise the following:

	30 September 2008	*31 December 2007*
Short-term borrowings		
Domestic banks	976,996	683,481
Foreign banks	2,034,460	1,997,630
	3,011,456	2,681,111
Long-term debts		
Short-term portion	3,698,229	2,788,538
Medium and long-term portion	6,253,983	5,784,163
	9,952,212	8,572,701
Accrued interest on loans and advances from banks	262,184	186,560
	13,225,852	11,440,372

As at 30 September 2008, loans and advances from banks included various promissory notes amounting to YTL 1,067,089 thousands in total with latest maturity by 2009 (31 December 2007: YTL 1,084,457 thousands with latest maturity by 2009, of which YTL 270,623 thousands classified under long-term debts).

As at 30 September 2008, short-term borrowings included one-year syndicated facility to finance pre-export contracts of the Bank's corporate customers with a total amount of EUR 600 millions (equivalent of YTL 1,076,880 thousands) with a rate of Euribor+0.675% per annum as signed with 31 banks.

(Currency: Thousands of New Turkish Lira (YTL))

17 Loans and advances from banks (continued)

Long-term debts comprise the following:

	30 September 2008					31 December 2007
	Interest rate%	*Latest Maturity*	*Amount in original currency*	*Short term portion*	*Medium and long term portion*	*Medium and long term debts*
Deutsche Bank AG	11.3-12.9	2017	YTL 701 mio	-	701,210	701,210
DPR Securitisation-IV	3.2-3.8	2013	US$ 574 mio	118,626	592,632	693,993
DPR Securitisation-V	3.0-3.8	2013	US$ 508 mio	106,947	523,507	583,534
Subordinated debt	7.0	2017	US$ 499 mio	-	618,381	578,016
DPR Securitisation-VII	3.8	2016	US$ 400 mio	22,304	473,577	463,543
DPR Securitisation-VI	5.1	2011	EUR 255.5 mio	58,691	399,831	508,376
DPR Securitisation-VIII	2.9	2017	US$ 350 mio	-	433,598	405,486
DPR Securitisation-IX	5.9	2018	EUR 200 mio	-	358,960	-
DPR Securitisation-III	3	2013	US$ 260.6 mio	68,016	255,102	312,470
DPR Securitisation-VI	3.6	2013	US$ 232 mio	27,758	259,899	243,035
DPR Securitisation-VI	3.0	2016	US$ 225 mio	-	278,440	260,381
DPR Securitisation-VII	3.6	2014	US$ 100 mio	15,425	108,125	115,876
DPR Securitisation-VIII	3.0	2017	US$ 100 mio	-	123,885	115,853
DPR Securitisation-VIII	3.0	2017	US$ 100 mio	-	123,885	115,853
DPR Securitisation-VIII	3.6	2015	US$ 50 mio	-	61,943	57,937
Syndicated club-term loan facility	3.2	2008	US$ 700 mio	867,668	-	-
Others				2,412,794	941,008	628,600
				3,698,229	6,253,983	5,784,163

On 22 August 2008, the Bank completed a securitization (the "DPR Securitization-IX") transaction by issuance of certificates; a tranche of EUR 200 millions with 10 years maturity from European Investment Bank.

On 28 June 2007, the Bank completed a securitization (the "DPR Securitization-VIII") transaction by issuance of certificates; three tranches of US$ 550 millions with 10 years maturity wrapped by Ambac Assurance Corp., Financial Guaranty Insurance Corp. and XL Capital Assurance and a tranche of US$ 50 millions with 8 years maturity and no financial guarantee.

On 5 February 2007, the Bank obtained a 10-year subordinated fixed-rate notes of US$ 500 millions due February 2017 with a repayment option for the Bank at the end of the fifth year. The fixed rate notes with Political Risk Insurance provided by Steadfast (a subsidiary of Zurich American Insurance Company) received a rating of Baa1 by Moody's Investors Service and priced at par to yield 6.95% to investors (207.7 bps over comparable US Treasuries).

On 24 January 2007, the Bank borrowed YTL 435 millions from Deutsche Bank AG, London with a maturity of 10 years at 12.93% annual fixed interest rate through a secured financing transaction. Accordingly, the Bank pledged US$ 300 millions of cash collateral to Deutsche Bank AG, London. Subsequently, the Bank has entered into two more secured financing transactions with the same counterparty under the same collateral conditions and borrowed in total YTL 266 millions in two separate transactions on 28 June and 3 July 2007 with maturity of 10 years for each and pledged US$ 100 millions of cash collateral for each. The funding costs are 11.30% and 11.35%, respectively. The cash collaterals earn annually US$ libor floating interest rate.

In December 2006, the Bank completed a securitization (the "DPR Securitization-VII") transaction by issuance of certificates: US$ 400 millions tranche with a maturity of 10 years and US$ 100 millions tranche with a maturity of 8 years. Both of the series were issued on an unwrapped basis.

17 Loans and advances from banks (continued)

In November 2006, the Bank signed a two year syndicated club term-loan facility amounting to US$ 700 millions as signed with 34 banks including 22 mandated lead arrangers.

In May 2006, the Bank completed a securitization (the "DPR Securitization-VI") transaction by issuance of certificates: Euro 300 millions with a guarentee issued by MBIA Insurance Corp. with maturity of 5 years, US$ 300 millions with no financial guarantee and a maturity of 7 years and US$ 225 millions with a guarantee issued by Ambac Assurance Corp. with maturity of 10 years.

In November 2005, the Bank completed a securitization (the "DPR Securitization-V") transaction by issuance of certificate: US$ 150 millions with a guarantee issued by CIFG Inc. with a maturity of 7 years, US$ 250 millions with a guarantee issued by XL Capital Assurance with a maturity of 8 years and US$ 125 millions with no financial guarantee and a maturity of 8 years.

In September 2005, the Bank completed a securitization (the "DPR Securitisation-IV") transaction by issuance of certificate: US$ 150 millions with a guarantee issued by Financial Guaranty Insurance Corp. with a final maturity of 7 years, US$ 150 millions with a guarantee issued by Financial Security Assurance with a final maturity of 8 years, US$ 165 millions with a financial guarantee issued by Assured Guaranty Corp. with a final maturity of 8 years, US$ 110 millions with a financial guarantee issued by Radian Asset Assurance Inc. with a final maturity of 7 years, US$ 25 millions with no financial guarantee and a final maturity of 7 years.

In May 2005, the Bank completed a securitization (the "DPR Securitisation-III") transaction by issuance of certificate: US$ 300 millions with a guarantee issued by MBIA Insurance Corp., a final maturity of 8 years.

The DPR securitization is a way of securitizing the Bank's payment orders created via SWIFT MT 103 or similar payment orders in terms of US Dollar, Euro and GBP accepted as derived primarily from the Bank's trade finance and other corporate businesses and paid through foreign depository banks.

18 Bonds payable

Bonds payable comprise of the following:

	30 September 2008				*31 December 2007*
	Amount in original currency in millions	*Maturity*	*Interest rates %*	*Carrying value*	*Carrying value*
Subordinated debt	EUR	2016	Euribor + 1.57	53,844	50,903
Accrued interest on bonds payable				20	9
				53,864	50,912

On 29 September 2006, one of the Bank's affiliates issued its first FRN for EUR 30 millions, Euro-denominated lower tier-2 capital, priced at 99.30, arranged by Deutsche Bank and traded on the alternative market in Frankfurt.

(Currency: Thousands of New Turkish Lira (YTL))

19 Taxation

In Turkey, corporate income tax is levied at the rate of 20% on the statutory corporate income tax base, which is determined by modifying accounting income for certain exclusions and allowances for tax purposes for the years 2008 and 2007.

Dividends paid to the resident institutions and the institutions working through local offices or representatives are not subject to withholding tax. As per the decision no.2006/10731 of the Council of Ministers published in the Official Gazette no.26237 dated 23 July 2006, certain duty rates included in the articles no.15 and 30 of the new Corporate Tax Law no.5520 are revised. Accordingly, the withholding tax rate on the dividend payments other than the ones paid to the nonresident institutions generating income in Turkey through their operations or permanent representatives and the resident institutions, is 15%. In applying the withholding tax rates on dividend payments to the nonresident institutions and the individuals, the withholding tax rates covered in the related Double Tax Treaty Agreements are taken into account. Appropriation of the retained earnings to capital is not considered as profit distribution and therefore is not subject to withholding tax.

Under the Turkish taxation system, tax losses can be carried forward to offset against future taxable income for up to five years. Tax losses cannot be carried back to offset profits from prior years. There is no procedure for a final and definite agreement on tax assessments. Companies file their tax returns within four months following the end of the accounting year to which they relate. Tax returns and accounting records are open for five years from the beginning of the year that follows the date of filing during which time the tax authorities have the right to audit the tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings.

In Holland, corporate income tax is levied at the rate of 25.5% on the worldwide income of resident companies, which is determined by modifying accounting income for certain exclusions and allowances for tax purposes for the related year. A unilateral decree for the avoidance of double taxation provides relief for resident companies from Dutch tax on income, such as foreign business profits derived through a permanent establishment abroad, if no tax treaty applies. There is an additional dividend tax of 5% computed only on the amounts of dividend distribution at the time of such payments. Under the Dutch taxation system, tax losses can be carried forward for nine years to offset against future taxable income. Tax losses can be carried back to one prior year. Companies must file their tax returns within nine months following the end of the tax year to which they relate, unless the company applies for an extension (normally an additional nine months). Tax returns are open for five years from the date of final assessment of the tax return during which time the tax authorities have the right to audit tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings. The corporate income tax has been calculated using the nominal tax rate of 25.5% over the Dutch taxable income, 30% (31 December 2007: 40%) over the local taxable income of Germany branch and 16% over the local taxable income of Romania branches.

(Currency: Thousands of New Turkish Lira (YTL))

19 **Taxation** (continued)

The applicable tax rate for current and deferred tax for the Bank's consolidated affiliate in Russia is 24%. The taxation system in the Russian Federation is relatively new and is characterised by frequent changes in legislation, official pronouncements and court decisions, which are often unclear, contradictory and subject to varying interpretation by different tax authorities. Taxes are subject to review and investigation by a number of authorities, which have the authority to impose severe fines, penalties and interest charges. A tax year remains open for review by the tax authorities during the three subsequent calendar years; however, under certain circumstances a tax year may remain open for a longer period.

In Turkey, the tax legislation does not permit a parent company and its affiliates to file a consolidated tax return. Therefore, the taxation charge, as reflected in the accompanying consolidated financial statements, represents the total amount of the taxation charge of each affiliate.

The total provision for taxes on income is different than the amount computed by applying the Turkish statutory tax rate to income before provision for taxes as shown in the following reconciliation:

	30 September 2008	*%*	*30 September 2007*	*%*
Taxes on income per statutory tax rate	379,139	20.00	487,512	20.00
Defined benefit obligations	(32,920)	(1.74)	-	-
Disallowable expenses	33,824	1.78	8,708	0.36
Income items exempt from tax	(16,034)	(0.84)	(125,860)	(5.17)
Others	(4,357)	(0.23)	5,781	0.24
Taxation charge	359,652	18.97	376,141	15.43

The taxation charge is comprised of the following:

	For the nine-month period ended	
	30 September 2008	*30 September 2007*
Current taxes	387,158	404,191
Deferred taxes	(27,506)	(28,050)
Taxation charge	359,652	376,141

The current taxes payable on income are comprised of the following:

	30 September 2008	*31 December 2007*
Provision for current taxes payable on income	359,652	340,414
Less: Prepaid corporate taxes	(170,382)	(363,809)
Add/(Less): Deferred taxes	27,506	28,696
Current tax liability	216,776	5,301

In accordance with the related regulation for prepaid taxes on income, such advance payments during the year are being deducted from the final tax liability for the year. Accordingly, the taxation charge on income is not equal to the final tax liability appearing on the balance sheet.

(Currency: Thousands of New Turkish Lira (YTL))

19 **Taxation** (continued)

Income tax assets/(liabilities) recognised directly in equity is as follows:

	30 September 2008	*31 December 2007*
Unrealised (losses)/gains on available-for-sale assets	(879)	(33,574)
Hedging reserve	499	(7,866)
	(380)	(41,440)

Deferred tax asset and liabilities are attributable to the items detailed in the table below:

	30 September 2008	*31 December 2007*
Deferred tax asset		
Impairment losses on loans	68,389	47,675
Short-term employee benefits	36,824	20,088
Defined benefit obligations	32,920	-
Impairment of equity participations and tangible assets	22,030	26,668
Valuation difference on financial assets and liabilities	12,363	24,649
Reserve for employee severance indemnity	8,817	9,125
Accruals on credit card rewards	7,496	9,844
Discount on miscellaneous receivables	6,961	2,278
Value increase fund for equity participations	(6,659)	(8,378)
Pro-rata basis depreciation expenses	(11,920)	(10,992)
Prepaid expenses and promotions	(35,912)	(21,203)
Others, net	(3,115)	4,718
Total deferred tax asset	138,194	104,472
Deferred tax liability		
Total deferred tax liability	27	30

As of 30 September 2008, there are not any deferred tax assets and liabilities that have not been recognized in the accompanying consolidated financial statements.

(Currency: Thousands of New Turkish Lira (YTL))

19 Taxation (continued)

Movements in deferred tax assets and liabilities are detailed in the table below:

	Opening Balance	*Recognized in Income statement*	*Recognized in equity*	*Closing balance*
30 September 2008				
Impairment losses on loans	47,675	20,714	-	68,389
Short-term employee benefits	20,088	16,736	-	36,824
Defined benefit obligations	-	32,920	-	32,920
Impairment of equity participations and tangible assets	26,668	(4,638)	-	22,030
Valuation difference on financial assets and liabilities	24,649	(18,505)	6,219	12,363
Reserve for employee severance indemnity	9,125	(308)	-	8,817
Accruals on credit card rewards	9,844	(2,348)	-	7,496
Discount on miscellaneous receivables	2,278	4,683	-	6,961
Value increase fund for equity participations	(8,378)	1,719	-	(6,659)
Pro-rata basis depreciation expenses	(10,992)	(928)	-	(11,920)
Prepaid expenses and promotions	(21,203)	(14,709)	-	(35,912)
Others, net	4,688	(7,830)	-	(3,142)
Net deferred tax asset	104,442	27,506	6,219	138,167

	Opening Balance	*Recognized in Income statement*	*Recognized in equity*	*Closing balance*
31 December 2007				
Impairment losses on loans	27,472	20,203	-	47,675
Impairment of equity participations and tangible assets	27,511	(843)	-	26,668
Valuation difference on financial assets and liabilities	(543)	18,433	6,759	24,649
Short-term employee benefits	18,934	1,154	-	20,088
Accruals on credit card rewards	9,210	634	-	9,844
Reserve for employee severance indemnity	7,471	1,654	-	9,125
Discount on miscellaneous receivables	3,363	(1,085)	-	2,278
Value increase fund for equity participations	(8,554)	176	-	(8,378)
Pro-rata basis depreciation expenses	(10,922)	(70)	-	(10,992)
Prepaid expenses and promotions	(8,319)	(12,884)	-	(21,203)
Others, net	3,364	1,324	-	4,688
Net deferred tax asset	68,987	28,696	6,759	104,442

(Currency: Thousands of New Turkish Lira (YTL))

20 Other liabilities and accrued expenses

The principal components of other liabilities and accrued expenses are as follows:

	30 September 2008	*31 December 2007*
Blocked accounts against expenditures of card holders	1,948,681	1,683,270
Payables to insurance and reinsurance companies relating to insurance business	819,540	573,272
Accrued exchange losses on derivatives	361,874	538,841
Short-term employee benefits	182,050	100,402
Recognized liability for defined benefit obligations	164,598	164,598
Withholding taxes	158,167	111,773
Insurance business related provisions	121,821	101,150
Transfer orders	104,453	178,187
Unearned income	94,742	55,104
Expense accruals	86,167	88,884
Blocked accounts	66,909	47,487
Payables to suppliers relating to financial lease activities	59,478	90,298
Miscellaneous payables	56,091	86,455
Reserve for employee severance indemnity	45,075	44,868
Provision for non-cash loans	37,726	32,142
Cheques at cleaning house	-	206,247
Others	112,158	110,565
	4,419,530	4,213,543

Recognized liability for defined benefit obligations

(i) Defined benefit plan

As a result of the changes in legislation described below, the Bank will transfer a substantial portion of its pension liability under the Plan to SSF. This transfer, which will be a settlement of the Bank's obligation in respect of the pension and medical benefits transferable to SSF, will occur within three years from the enactment of the New Law in May 2008. The actual date of the transfer has not been specified yet. However, in the financial statements for the year ended 31 December 2007, the Bank has modified the accounting required by IAS 19 *Employee Benefits* as the Bank believes that it is more appropriate to measure the obligation, in respect of the benefits that will be transferred to SSF, at the expected transfer amount prior to the date on which the transfer and settlement will occur. The expected transfer amount is calculated based on the methodology and actuarial assumptions (discount rate and mortality tables) prescribed in the New Law. As such, this calculation measures the liability to be transferred at the expected settlement amount i.e., the expected value of the payment to be made to SSF to assume that obligation.

The obligation with respect to excess benefits is accounted as a defined benefit plan under IAS 19.

(Currency: Thousands of New Turkish Lira (YTL))

20 Other liabilities and accrued expenses (continued)

a) Pension and medical benefits transferable to SSF

As per the provisional Article no.23 of the Turkish Banking Law no.5411 as approved by the Turkish Parliament on 19 October 2005, pension funds which are in essence similar to foundations are required to be transferred directly to SSF within a period of three years. In accordance with the Banking Law, the actuarial calculation of the liability (if any) on the transfer should be performed regarding the methodology and parameters determined by the commission established by Ministry of Labor and Social Security. Accordingly, the Bank calculated the pension benefits transferable to SSF in accordance with the Decree published by the Council of Ministers in the Official Gazette no. 26377 dated 15 December 2006 ("Decree") for the purpose of determining the principles and procedures to be applied during the transfer of funds. However the said Article was vetoed by the President and at 2 November 2005 the President initiated a lawsuit before the Turkish Constitutional Court in order to rescind certain paragraphs of the provisional article no.23.

The Bank obtained an actuarial report regarding its obligations at 31 December 2006. This report, which was dated 12 February 2007, is from an actuary, who is registered with the Undersecretariat of the Treasury regarding this Fund in accordance with the Decree. Based on this Decree, the actuarial balance sheet of the Fund has been prepared using a discount rate of 10.24% and the CSO 1980 mortality table. Based on the actuarial report, the assets of the plan exceed the amount that will be required to be paid to transfer the obligation at 31 December 2006. In accordance with the existing legislation at 31 December 2006, the pension and medical benefits within the social security limits were subject to transfer and the banks were not required to provide any excess social rights and payments.

On 22 March 2007, the Turkish Constitutional Court reached a verdict with regards to the suspension of the execution of the first paragraph of provisional article no.23 of the Turkish Banking Law, which requires the transfer of pension funds to SSF, until the decision regarding the cancellation thereof is published in the Official Gazette. The Constitutional Court stated in its reasoned ruling published in the Official Gazette numbered 26731, dated 15 December 2007 that the reason behind this cancellation was the possible loss of antecedent rights of the members of pension funds. Following the publication of the verdict, the Grand National Assembly of Republic of Turkey ("Turkish Parliament") worked on the new legal arrangements by taking the cancellation reasoning into account. At 17 April 2008, the New Law has been accepted by the Turkish Parliament and the New Law has been enacted at 8 May 2008 following its publishment in the Official Gazette no 26870. In accordance with the New Law, members of the funds established in accordance with the Social Security Law should be transferred to SSF within three years following its enactment date.

At 19 June 2008, Cumhuriyet Halk Partisi ("CHP") is applied to the Constitutional Court for the cancellation of various articles of the Law including the the first paragraph of the provisional Article 20. As of the issuing date of the accompanying consolidated financial statements, there is not any published ruling of the Constitutional Court regarding this application.

The Bank obtained an actuarial report dated 13 May 2008 from an independent actuary reflecting the principles and procedures on determining the application of transfer transactions in accordance with the New Law. The actuarial balance sheet of the Fund has been prepared using a discount rate of 9.80% and the CSO 1980 mortality table, and the assets of the plan exceed the amount that will be required to be paid to transfer the obligation at 31 December 2007.

(Currency: Thousands of New Turkish Lira (YTL))

20 Other liabilities and accrued expenses (continued)

The Bank's obligation in respect of the pension and medical benefits transferable to SSF has been determined as the value of the payment that would need to be made to SSF to settle the obligation at the balance sheet date in accordance with the related article of the New Law. The pension disclosures set out below therefore reflect the methodology and actuarial assumptions specified in the New Law. This calculation measures the benefit obligation at the expected transfer amount i.e., the estimated amount the Bank will pay to SSF to assume this portion of the obligation.

The pension benefits are calculated annually, as per the calculation as of 31 December 2007 the present value of funded obligations amount to YTL 319,418 thousands and the fair value of the planned assets amount to YTL 469,931 thousands.

	31 December 2007
Present value of funded obligations	
- Pension benefits transferable to SSF (obligation measured at the expected transfer amount)	(363,087)
- Medical benefits transferable to SSF (obligation measured at the expected transfer amount)	43,669
Fair value of plan assets	469,931
Asset surplus in the plan (*)	150,513

(*) *Asset surplus in this plan will be used as plan assets of the excess benefit plan.*

Plan assets consist of the following:

	31 December 2007
Securities	344,318
Land and buildings	113,165
Cash and due from banks	12,448
	469,931

Assumptions regarding future mortality are based on published statistics and mortality tables. The average life expectancy of an individual retiring at age 60 is 17 for males, and at age 58 for females is 23.

b) Excess benefits not transferable to SSF

The other social rights and payments representing benefits in excess of social security limits are not subject to transfer to SSF. Therefore these excess benefits are accounted as an ongoing defined benefit plan.

The amounts recognized in the balance sheet are as follows:

	31 December 2007
Present value of defined benefit obligation	(315,111)
Fair value of plan assets (*)	150,513
Liability in the balance sheet	(164,598)

(*) *Plan assets are composed of asset surplus in the plan explained in paragraph* a).

The pension benefits are calculated annually by an independent actuary. In the accompanying interim financial statements, the pension liability calculated as of 31 December 2007 is preserved.

(Currency: Thousands of New Turkish Lira (YTL))

20 Other liabilities and accrued expenses (continued)

Expenses recognized regarding this benefit plan in the accompanying consolidated income statements for the nine-month periods ended 30 September 2008 and 2007 are as follows:

	30 September 2008	*30 September 2007*
Total contribution payment	86,715	66,091

Principal actuarial assumptions used at 31 December 2007, are as follows:

	%
Discount rate	16.77-10.17
Inflation	8-4.85
Future real salary increases	1.5
Medical cost trend rate	12.8-7.76
Future pension increases	8-4.85

Assumptions regarding future mortality are based on published statistics and mortality tables. The average life expectancy of an individual retiring at age 60 is 17 for males, and at age 58 for females is 23.

The sensitivity analysis of defined benefit obligation of excess liabilities is as follows:

	% change in defined benefit obligation		
	Pension Benefits	***Medical Benefits***	***Overall***
Assumption change	*%*	*%*	*%*
Discount rate +1%	(9.3)	(13.2)	(11.9)
Discount rate -1%	11.3	16.8	14.9
Medical inflation +10% of CPI		9.9	6.4
Medical inflation -10% of CPI		(7.8)	(5.1)

Short-term employee benefits

Movement in the provision for short-term employee benefits are as follows:

	30 September 2008	*31 December 2007*
Balance, beginning of the period	100,402	92,865
Payments during the period, net	(129,376)	(47,000)
Provision for the period, net	211,024	54,537
Balance, end of the period	182,050	100,402

Insurance business related provisions

Insurance business related provisions are detailed in the table below:

	30 September 2008	*31 December 2007*
Reserve for unearned premiums, net	46,701	25,188
Gross	*52,325*	*26,858*
Reinsurers' share	*(5,624)*	*(1,670)*
Provision for claims, net	6,514	4,882
Gross	*6,747*	*5,022*
Reinsurers' share	*(233)*	*(140)*
Life mathematical reserves	68,606	71,080
	121,821	101,150

(Currency: Thousands of New Turkish Lira (YTL))

20 Other liabilities and accrued expenses (continued)

Reserve for employee severence indemnity

Movement in the reserve for employee severance indemnity is as follows:

	30 September 2008	*31 December 2007*
Balance, beginning of the period	44,868	38,280
Disposal due to sale of consolidated affiliates	-	(592)
Payments during the period	(390)	(6,505)
Provision for the period	597	13,685
Balance, end of the period	45,075	44,868

The computation of the liabilities is based upon the retirement pay ceiling announced by the government. The ceiling amounts applicable for each year of employment are YTL 2,087.92 and YTL 2,030.19 at 30 September 2008 and 31 December 2007, respectively.

The principal actuarial assumptions are as follows:

	30 September 2008 %	*31 December 2007 %*
Discount rate	11.00	11.00
Expected rate of salary/limit increase (*)	5.00	5.00
Turnover rate to estimate the probability of retirement	5.81	5.81

(*) Determined based on the government's future targets for annual inflation.

Provision for non-cash loans

Movement in the provision for non-cash loans are as follows:

	30 September 2008	*31 December 2007*
Balance, beginning of the period	32,142	21,038
Provision for the period, net	5,584	11,104
Balance, end of the period	37,726	32,142

21 Shareholders' equity

The authorized nominal share capital of the Bank amounted to YTL 4,200,000 thousands as of 30 September 2008.

At the "General Assembly of Founder Shares Owners" and the "Extraordinary General Shareholders" meetings held at 13 June 2008, the Bank decided to repurchase all the 370 founder share-certificates issued in order to redeem and exterminate them, subsequent to the permissions obtained from the related legal authorities, at a value of YTL 3,876 thousands each in accordance with the report prepared by the court expert and approved by the Istanbul 5th Commercial Court of First Instance. A total payment of YTL 1,434,233 thousands has been made to the owners of 368 founder share-certificates from "retained earnings", and the value of remaining two founder share-certificates has been blocked in the bank accounts.

Subsequent to these purhases, the clauses 15, 16 and 45 of the Articles of Association of the Bank have been revised accordingly.

(Currency: Thousands of New Turkish Lira (YTL))

21 Shareholders' equity (continued)

It has been resolved in the Bank's board of directors meeting held at 22 April 2008 that the paid share capital of the Bank is to be increased by YTL 2,100,000 thousands from YTL 2,100,000 thousands to YTL 4,200,000 thousands. Accordingly, the pre-emptive rights on 210,000,000,000 shares with a total nominal value of YTL 2,100,000 thousands have been used during the period between 9 and 23 June 2008. The remaining shares with a total nominal value of YTL 5,525 thousands have been sold for the amount of YTL 17,405 thousands during the public offering on the ISE primary market. The capital increase is approved by the Istanbul Commercial Registry at 31 July 2008, and accordingly YTL 2,100,000 thousands of the cash collected is transferred to "share capital" and the excess balance amounting YTL 11,880 thousands over the nominal values of new shares issued to "share premium".

Doğuş Holding AŞ, signed an Agreement with GE on 24 August 2005 for the sale of 53.550.000.000 shares representing 25.5% of the Bank's issued share capital. Subsequent to receiving the necessary permission from BRSA, the transfer of the Bank's shares with nominal value of YTL 535,500 thousands representing 25.5% of the Bank's issued share capital and 182 of the founder shares from Doğuş Holding AŞ to GE Araştırma ve Müşavirlik Limited Şti., an investee company of GE Capital Corporation incorporated in Turkey, has been completed on 22 December 2005. Accordingly, on 22 December 2005 GE Araştırma ve Müşavirlik Limited Şti. made a total cash payment of US$ 1,805,500 thousands to Doğuş Holding AŞ to purchase the shares of the Bank (having a nominal value of YTL 535,500 thousands) for US$ 1,555,500 thousands and to purchase the Bank's 182 of the founder shares for US$ 250,000 thousands. Subsequent to this sale in December 2005, a call was made to the Bank's minority shareholders by GE according to the paragraph 17 of the Article IV no.8 "Principles on Voting by Proxy at General Assembly and Gathering Proxy or Common Stock through Calls for Quoted Companies" of the Turkish Capital Market Board, starting from 27 March 2006 to purchase the shares with a total face value of YTL 1,564,500 at a price of YTL 3.90 per share from the minority shareholders. The call period ended on 10 April 2006 and the minority shareholders responded to this call by selling 6,249.49 shares with a face value of YTL 1 each. Accordingly, the shares owned by GE Araştırma ve Müşavirlik Limited Şti. increased to YTL 535,506 thousands. In December 2007, GE Capital Corporation ("GECC") has sold 9,765,000,000 non-trading shares of the Bank to Doğuş Holding AŞ, representing 4.65% of the issued share capital of the Bank. According to the agreement between the parties, the total consideration for the shares amounted to US$ 674,250,000. The settlement of the transaction took place on 27 December 2007.

As per the resolution of the Board of Directors on 17 April 2007, the Bank paid dividends amounting YTL 219,319 thousands as of 24 April 2007.

As per the decision made at the Annual General Assembly at 3 April 2008, 5% of the prior year's net income is allocated to legal reserves. The reserves include legal reserves amounting to YTL 288,659 thousands in total which are generated by annual appropriations amounting to 5% of the statutory income of the Bank and its affiliates until such reserves reach 20% of paid-in share capital (first legal reserves). Without limit, a further 10% of dividend distributions in excess of 5% of paid-in share capital appropriated to generate the legal reserves (second legal reserves). The legal reserves are restricted and are not available for distribution as dividends unless they exceed 50% of the share capital.

(Currency: Thousands of New Turkish Lira (YTL))

21 Shareholders' equity (continued)

As at 30 September 2008 net minority interest amounts to YTL 31,690 thousands (31 December 2007: YTL 23,410 thousands). Minority interest is detailed as follows:

	30 September 2008	*31 December 2007*
Capital and other reserves	14,011	13,807
Retained earnings	9,389	1,625
Current period net income	8,290	7,978
	31,690	23,410

Unrealised (losses)/gains from changes in fair value of available-for-sale assets are detailed as follows:

	30 September 2008	*31 December 2007*
Balance at the beginning of the period	189,382	122,562
Net unrealised gains/(losses) from changes in fair value	(87,896)	94,245
Related deferred and current income taxes	(605)	(17,201)
Net gains transferred to the income statement on disposal	(174,849)	(12,778)
Related deferred and current income taxes	33,302	2,554
Balance at the end of the period	(40,666)	189,382

Translation reserve

The translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations as well as from the translation of liabilities amounting YTL 6,641 thousands that hedges the Bank's net investment in foreign operations. The financial liabilities designated as hedging instrument amount to EUR 196,614,575 and US$ 28,274,282. The hedging relation is effective in achieving offsetting the changes in foreign currencies attributable to hedged item due to changes in foreign currency rates.

Hedging reserve

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred (see Note 24 for the details).

22 Fair value information

Fair value is the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation and best evidenced by a quoted market price.

(Currency: Thousands of New Turkish Lira (YTL))

22 Fair value information (continued)

The estimated fair values of financial instruments have been determined using available market information by the Bank, and where it exists, appropriate valuation methodologies. However, judgment is necessary required to interpret market data to determine the estimated fair value. Turkey has shown signs of an emerging market and has experienced a significant decline in the volume of activity in its financial market. While management has used available market information in estimating the fair values of financial instruments, the market information may not be fully reflective of the value that could be realized in the current circumstances.

Management has estimated that the fair value of certain financial assets and liabilities are not materially different than their recorded values except for those of loans and advances to customers and security investments. These financial assets and liabilities include loans and advances to banks, obligations under repurchase agreements, loans and advances from banks, and other short-term assets and liabilities that are of a contractual nature. Management believes that the carrying amount of these particular financial assets and liabilities approximates their fair value, partially due to the fact that it is practice to renegotiate interest rates to reflect current market conditions.

Fair value of loans and advances to customers is YTL 50,732,031 thousands (31 December 2007: YTL 41,335,094 thousands), whereas the carrying amount is YTL 50,605,040 thousands (31 December 2007: YTL 41,042,495 thousands) in the accompanying consolidated balance sheet as at 30 September 2008.

Fair value of security investments is YTL 21,563,360 thousands (31 December 2007: YTL 17,831,767 thousands), whereas the carrying amount is YTL 21,686,005 thousands (31 December 2007: YTL 17,835,310 thousands) in the accompanying consolidated balance sheet as at 30 September 2008.

23 Commitments and contingencies

In the ordinary course of business, the Bank and its affiliates undertake various commitments and incur certain contingent liabilities that are not presented in the accompanying consolidated financial statements, including letters of guarantee, acceptance credits and letters of credit. Commitments and contingent liabilities comprise the following:

	30 September 2008	*31 December 2007*
Letters of guarantee	10,085,735	9,769,546
Letters of credit	3,565,933	2,916,200
Acceptance credits	112,777	116,487
Others	110,000	-
	13,874,445	12,802,233

As at 30 September 2008, commitment for uncalled capital of affiliated companies amounts approximately to YTL 812 thousands (31 December 2007: YTL 812 thousands).

As at 30 September 2008, commitments for unused credit limits for credit cards, overdrafts, cheques and loans to customers, and commitments for "credit linked notes" amount approximately to YTL 17,260,863 thousands (31 December 2007: YTL 13,873,895 thousands) in total.

As at 30 September 2008, commitments for the derivative transactions carried out on behalf of customers in the Turkish Derivatives Exchange amount to YTL 318,281 thousands (31 December 2007: YTL 353,992 thousands) in total.

(Currency: Thousands of New Turkish Lira (YTL))

23 Commitments and contingencies (continued)

As at 30 September 2008, commitment for purchase and sale of foreign currencies under spot, forwards, swaps, future rate agreements, options and forward agreements for gold trading amounts to YTL 20,822,157 thousands (31 December 2007: YTL 13,766,322 thousands), approximately 93% of which are due within a year.

The breakdown of outstanding commitments arising from derivatives is presented as follows:

	30 September 2008		*31 December 2007*	
	Purchases	*Sales*	*Purchases*	*Sales*
Forward agreements for customer dealing activities	288,198	467,295	50,339	197,577
Currency swap agreements for customer dealing activities	533,528	86,916	116,715	65,933
Options for customer dealing activities	636,642	314,019	286,686	123,307
Forward agreements for hedging purposes	411,365	211,185	492,871	148,688
Currency swap agreements for hedging purposes	8,040,210	2,734,985	4,276,502	2,551,561
Interest rate and credit default swap agreements	45,432	212,787	41,278	10,272
Interest rate, foreign currency and securities options	2,999,876	2,782,521	2,160,487	1,790,084
Forward rate agreements, foreign currency and interest rate futures	7,769	48,641	35,291	86,231
Forward agreements for gold trading	36,310	158,034	138,764	321,458
Spot foreign currency transactions	326,477	479,967	470,994	401,284
	13,325,807	7,496,350	8,069,927	5,696,395

The following tables summarize the contractual amounts of the forward, swap, futures and options contracts, with details of remaining periods to maturity. Foreign currency amounts are translated at rates ruling at the balance sheet date. Monetary items denominated in foreign currencies are economically hedged using foreign currency derivative contracts. All gains and losses on foreign currency contracts are recognized in the income statement, except for contracts of cash flow hedges as stated above. At 30 September 2008, approximately 92% of the net consolidated balance sheet foreign currency open position was hedged through the use of foreign currency contracts (31 December 2007: 105%).

(Currency: Thousands of New Turkish Lira (YTL))

23 Commitments and contingencies (continued)

	Notional amount with remaining life of					
30 September 2008	*Up to 1 month*	*1 to 3 months*	*3 to 6 months*	*6 to 12 months*	*Over 1 year*	*Total*
Interest Rate Derivatives						
Forward rate agreements	-	11,346	-	-	-	11,346
Purchases	-	*5,673*	-	-	-	*5,673*
Sales	-	*5,673*	-	-	-	*5,673*
Interest rate swaps	1,096	13,923	17,352	213,448	12,400	258,219
Purchases	*68*	*8,873*	*10,648*	*25,843*	-	*45,432*
Sales	*1,028*	*5,050*	*6,704*	*187,605*	*12,400*	*212,787*
Interest rate futures	-	1,555	1	-	-	1,556
Purchases	-	*1,555*	*1*	-	-	*1,556*
Sales	-	-	-	-	-	-
Other Derivatives						
Securities, shares and index options	28,512	120,481	-	48,470	682,024	879,487
Purchases	*25,638*	*85,440*	-	*20,922*	*341,012*	*473,012*
Sales	*2,874*	*35,041*	-	*27,548*	*341,012*	*406,475*
Currency Derivatives						
Spot exchange contracts	806,444	-	-	-	-	806,444
Purchases	*326,477*	-	-	-	-	*326,477*
Sales	*479,967*	-	-	-	-	*479,967*
Forward exchange contracts	364,584	351,810	367,476	146,163	148,010	1,378,043
Purchases	*164,846*	*181,198*	*192,078*	*90,636*	*70,805*	*699,563*
Sales	*199,738*	*170,612*	*175,398*	*55,527*	*77,205*	*678,480*
Currency/cross currency swaps	4,732,891	2,687,818	1,699,356	1,679,587	595,987	11,395,639
Purchases	*3,887,526*	*1,533,068*	*1,109,243*	*1,574,429*	*469,472*	*8,573,738*
Sales	*845,365*	*1,154,750*	*590,113*	*105,158*	*126,515*	*2,821,901*
Options	1,368,066	1,720,978	1,680,300	972,050	112,177	5,853,571
Purchases	*705,672*	*1,173,562*	*794,928*	*433,159*	*56,185*	*3,163,506*
Sales	*662,394*	*547,416*	*885,372*	*538,891*	*55,992*	*2,690,065*
Foreign currency futures	13	43,495	-	-	-	43,508
Purchases	*2*	*538*	-	-	-	*540*
Sale	*11*	*42,957*	-	-	-	*42,968*
Other foreign exchange contracts	121,799	72,545	-	-	-	194,344
Purchases	*9,494*	*26,816*	-	-	-	*36,310*
Sale	*112,305*	*45,729*	-	-	-	*158,034*
Subtotal Purchases	5,119,723	3,016,723	2,106,898	2,144,989	937,474	13,325,807
Subtotal Sales	2,303,682	2,007,228	1,657,587	914,729	613,124	7,496,350
Total of Transactions	7,423,405	5,023,951	3,764,485	3,059,718	1,550,598	20,822,157

(Currency: Thousands of New Turkish Lira (YTL))

23 Commitments and contingencies (continued)

	Notional amount with remaining life of					
31 December 2007	*Up to 1 month*	*1 to 3 months*	*3 to 6 months*	*6 to 12 months*	*Over 1 year*	*Total*
Interest Rate Derivatives						
Forward rate agreements	-	11,600	-	-	-	11,600
Purchases	-	*5,800*	-	-	-	*5,800*
Sales	-	*5,800*	-	-	-	*5,800*
Interest rate swaps	3,823	20,791	10,646	-	16,290	51,550
Purchases	*136*	*20,709*	*6,483*	-	*13,950*	*41,278*
Sales	*3,687*	*82*	*4,163*	-	*2,340*	*10,272*
Interest rate futures	-	4,000	-	-	-	4,000
Purchases	-	*4,000*	-	-	-	*4,000*
Sales	-	-	-	-	-	-
Other Derivatives						
Securities, shares and index options	353,634	99,202	494	5,930	-	459,260
Purchases	*289,879*	*21,466*	*247*	*2,965*	-	*314,557*
Sales	*63,755*	*77,736*	*247*	*2,965*	-	*144,703*
Currency Derivatives						
Spot exchange contracts	872,278	-	-	-	-	872,278
Purchases	*470,994*	-	-	-	-	*470,994*
Sales	*401,284*	-	-	-	-	*401,284*
Forward exchange contracts	532,844	115,692	103,503	127,388	10,048	889,475
Purchases	*340,834*	*57,253*	*48,456*	*92,049*	*4,618*	*543,210*
Sales	*192,010*	*58,439*	*55,047*	*35,339*	*5,430*	*346,265*
Currency/cross currency swaps	2,955,339	1,809,436	954,392	996,709	294,835	7,010,711
Purchases	*1,922,009*	*381,845*	*914,373*	*902,390*	*272,600*	*4,393,217*
Sales	*1,033,330*	*1,427,591*	*40,019*	*94,319*	*22,235*	*2,617,494*
Options	898,526	1,656,661	666,325	678,519	1,273	3,901,304
Purchases	*514,866*	*858,823*	*390,316*	*367,338*	*1,273*	*2,132,616*
Sales	*383,660*	*797,838*	*276,009*	*311,181*	-	*1,768,688*
Foreign currency futures	-	103,703	2,219	-	-	105,922
Purchases	-	*23,272*	*2,219*	-	-	*25,491*
Sale	-	*80,431*	-	-	-	*80,431*
Other foreign exchange contracts	460,222	-	-	-	-	460,222
Purchases	*138,764*	-	-	-	-	*138,764*
Sale	*321,458*	-	-	-	-	*321,458*
Subtotal Purchases	3,677,482	1,373,168	1,362,094	1,364,742	292,441	8,069,927
Subtotal Sales	2,399,184	2,447,917	375,485	443,804	30,005	5,696,395
Total of Transactions	6,076,666	3,821,085	1,737,579	1,808,546	322,446	13,766,322

(Currency: Thousands of New Turkish Lira (YTL))

24 Financial risk management disclosures

This section provides details of the Bank and its affiliates' exposure to risk and describes the methods used by management to control risk. The most important types of financial risk to which the Bank and its affiliates are exposed, are credit risk, liquidity risk, market risk and operational risk. Market risk includes currency risk, interest rate risk and option risk.

The nature of the risks and the approach to managing risk differs fundamentally between the trading and non-trading portfolios; section 24.2 contains risk management information related to the trading portfolio and section 24.3 deals with the non-trading portfolio.

Risk management framework

Developing risk management policies and strategies, and controlling these functions are among the responsibilities of the Board of Directors. Consequently, the Risk Management Department, which carries out the risk management activities and works independently from executive activities, report directly to the Board of Directors.

The Board of Directors monitors the effectiveness of the risk management system through the audit committee, other related committees and senior management.

The Bank's risk management policy is established on its maintainable long term, value adding growth strategy. This policy is measuring risks with the methods in compliance with its activities and international standards, and optimal allocation of economic capital to business lines considering the risk-return balance.

The Risk Management System consists of all the mechanisms related to establishment of standards, information flow, determination of the compliance with standards, decision making and applications processes; which were put into practice by the Board of Directors in order to monitor, control and change when deemed necessary the risk-return structure and the future cash flows of the Bank and the quality and the level of related activities.

The risks are measured with the internationally accepted methodologies in compliance with local and international regulations, the Bank's structure, policy and procedures. They are effectively managed and assessed in a continuously growing manner. At the same time, studies for compliance with the international banking applications, such as Basel II, are carried out.

In order to ensure the compliance with the rules altered pursuant to the Articles 23, 29 and 31 of the Banking Law No. 5411 and the Articles 36 and 43 of Regulation on Internal Systems within the Banks, dated 1 November 2006, the Bank revised the current written policies and implementation procedures regarding management of each risk encountered in its activities in February 2007.

The Bank has purchased an integrated software system to place better risk management and Basel II applications in order to support and improve risk management activities. The Bank aims to establish the Basel II applications in line with BRSA's roadmap.

24 Financial risk management disclosures (continued)

Audit Committee

The Audit Committee consists of two members of the Board of Directors who do not have any executive functions. The Audit Committee, which was established to assist the Board of Directors in its auditing and supervising activities, is responsible for:

- The supervision of the efficiency and effectiveness of the internal control, risk management and internal audit systems of the Bank, functioning of these systems as well as accounting and reporting systems within the framework of related procedures, and the integrity of information generated;
- The preliminary assessment on the selection process of independent audit firms and the systematic monitoring of the activities of these companies;
- The maintenance and coordination of the internal audit functions of corporations subject to consolidated internal audits.

Other Committees

Market, credit and operational sub-risk committees have been established in order to support the implementation of risk management and internal audit systems within the Bank by sharing information with the involved units.

24.1 Derivative financial instruments

The Bank and its affiliates enter into a variety of derivative financial instruments for hedging and risk management purposes. This note describes the derivatives used. Further details of the objectives and strategies in the use of derivatives are set out in the sections of this note on non-trading activities. Details of the nature and terms of derivative instruments outstanding at the balance sheet dates are set out in Note 23. Derivative financial instruments used include swaps, futures, forwards, options and other similar types of contracts whose value changes in response to changes in interest rates, foreign exchange rates and gold prices. Derivatives are individually negotiated over-the-counter contracts. A description of the main types of derivative instruments used is set out below:

Swaps

Swaps are over-the-counter agreements to exchange future cash flows based upon agreed notional amounts. Most commonly used swaps are currency swaps. The Bank and its affiliates are subject to credit risk arising from the respective counterparties' failure to perform. Market risk arises from the possibility of unfavorable movements in market rates relative to the contractual rates of the contract.

24 Financial risk management disclosures (continued)

Futures and forwards

Futures and forward contracts are commitments to either purchase or sell a designated financial instrument, currency, commodity or an index at a specified future date for a specified price and may be settled in cash or another financial asset. Futures are standardized exchange-traded contracts whereas forwards are individually traded over-the-counter contracts. Initial margin requirements for futures are met in cash or other instruments, and changes in the future contract values are settled daily. Therefore credit risk is limited to the net positive change in the market value for a single day. Futures contracts have little credit risk because the counterparties are futures exchanges. Forward contracts result in credit exposure to the counterparty. Futures and forward contracts both result in exposure to market risk based on changes in market prices relative to contracted amounts.

Options

Options are derivative financial instruments that give the buyer, in exchange for a premium payment, the right, but not the obligation, to either purchase from (call option) or sell (put option) to the writer a specified underlying at a specified price on or before a specified date. The Bank enters into foreign exchange options. Foreign currency options provide protection against rising or falling currency rates. The Bank as a buyer of over-the-counter options is subject to market risk and credit risk since the counterparty is obliged to make payments under the terms of the contract if the Bank exercises the option. As the writer of over-the-counter options, the Bank is subject to market risk only since it is obliged to make payments if the option is exercised.

24.2 Trading activities

The Bank and its affiliates maintain active trading positions in non-derivative financial instruments. Most of the trading activities are customer driven. In anticipation of customer demand, an inventory of capital market instruments is carried and access to market liquidity is maintained by quoting bid and offer prices to and trading with other market makers. Positions are also taken in the interest rate, foreign exchange, debt and equity markets based on expectations of future market conditions. These activities constitute the proprietary trading business and enable the Bank and its affiliates to provide customers with capital market products at competitive prices. As trading strategies depend on both market-making and proprietary positions, given the relationships between instruments and markets, those are managed in concert to maximize net trading income. Trading activities are managed by type of risk involved and on the basis of the categories of trading instruments held.

Counterparty credit risk

The Bank and its affiliates' counterparty credit exposure at the balance sheet date from financial instruments held or issued for trading purposes is represented by the fair value of instruments with a positive fair value at that date, as recorded on the balance sheet. Notional amounts disclosed in the notes to the financial statements do not represent the amounts to be exchanged by the parties to derivatives and do not measure the exposure to credit or market risks. The amounts to be exchanged are based on the terms of the derivatives.

24 Financial risk management disclosures (continued)

The risk that counterparties to trading instruments might default on their obligations is monitored on an ongoing basis. In monitoring credit risk exposure, consideration is given to trading instruments with a positive fair value and to the volatility of the fair value of trading instruments. To manage the level of credit risk, the Bank and its affiliates deal with counterparties of good credit standing, enter into master netting agreements whenever possible, and when appropriate, obtain collateral. Master netting agreements provide for the net settlement of contracts with the same counterparty in the event of default.

Market risk

All trading instruments are subject to market risk, the risk that future changes in market conditions may make an instrument less valuable or more onerous. The instruments are recognized at fair value, and all changes in market conditions directly affect net trading income.

The Bank and its affiliates manage its use of trading instruments in response to changing market conditions. Exposure to market risk is formally managed in accordance with risk limits set by senior management by buying or selling instruments or entering into offsetting positions.

24.3 Non-trading activities

Below is a discussion of the various risks the Bank and its affiliates are exposed to as a result of its non-trading activities and the approach taken to manage those risks.

Liquidity risk

Liquidity risk arises in the general funding of the Bank and its affiliates' activities and in the management of positions. It includes both the risk of being unable to fund assets at appropriate maturities and rates and the risk of being unable to liquidate an asset at a reasonable price and in an appropriate time frame.

The Bank and its affiliates have access to a diverse funding base. Funds are raised using a broad range of instruments including deposits, syndications, securitizations, bonds issuance, other funding sources and share capital. This enhances funding flexibility, limits dependence on any one source of funds and generally lowers the cost of funds. The Bank strives to maintain a balance between continuity of funding and flexibility through the use of liabilities with a range of maturities. Liquidity risk is continuously assessed through identifying and monitoring changes in funding required for meeting business goals and targets set in terms of the overall strategy. In addition, a portfolio of liquid assets is held as a part of the Bank's liquidity risk management strategy.

(Currency: Thousands of New Turkish Lira (YTL))

24 Financial risk management disclosures (continued)

Exposure to liquidity risk

The calculation method used to measure the banks compliance with the liquidity limit is set by BRSA. Currently, this calculation is performed on a bank only basis. In November 2006, BRSA issued a new communiqué on the measurement of liquidity adequacy of banks. The legislation requires the banks to meet minimum 80% liquidity ratio of foreign currency assets/liabilities and minimum 100% liquidity ratio of total assets/liabilities on a weekly and monthly basis effective from 1 June 2007. The Bank's liquidity ratios for the first nine months of 2008 and the year 2007 are as follows:

	30 September 2008			
	First Maturity Bracket (Weekly)		Second Maturity Bracket (Monthly)	
	FC	FC + YTL	FC	FC + YTL
Average (%)	161.69	152.79	110.11	109.44
Maximum (%)	190.52	179.94	126.94	119.49
Minimum (%)	137.44	126.82	95.14	100.70

	31 December 2007			
	First Maturity Bracket (Weekly)		Second Maturity Bracket (Monthly)	
	FC	FC + YTL	FC	FC + YTL
Average (%)	205.49	188.04	127.36	123.78
Maximum (%)	251.92	212.33	147.16	130.54
Minimum (%)	158.32	148.21	112.59	116.03

The Bank's banking affiliate in Holland is subject to a similar liquidity measurement, however the Dutch Central Bank does not impose limits, rather monitors the banks' overall liquidity position to ensure there is no significant deterioration in the liquidity of banks operating in Holland.

The Bank's banking affiliate in Russia is subject to three levels of liquidity requirement since 2004; instant liquidity of minimum 15%, current liquidity of minimum 50% and long-term liquidity of maximum 120%. The affiliate complies with the local legislation.

(Currency: Thousands of New Turkish Lira (YTL))

The following table provides an analysis of monetary assets and monetary liabilities of the consolidated entities into relevant maturity groupings based on the remaining periods to repayment:

	30 September 2008						*31 December 2007*					
	Up to 1 month	*1 to 3 months*	*3 to 12 months*	*1 to 5 years*	*Over 5 year*	*Total*	*Up to 1 month*	*1 to 3 months*	*3 to 12 months*	*1 to 5 years*	*Over 5 year*	*Total*
MONETARY ASSETS												
New Turkish Lira												
Cash and balances with central banks	1,171,580	-	-	-	-	1,171,580	247,555	-	-	-	-	247,555
Financial assets at fair value through profit or loss	21,372	6,347	84,783	98,235	2,227	212,964	5,027	444	66,897	171,372	53	243,793
Loans and advances to banks	1,339,538	48,750	35,038	944,799	-	2,368,125	445,425	21,529	8,005	618,978	-	1,093,937
Loans and advances to customers	9,492,299	3,289,622	2,924,652	8,252,826	2,314,970	26,274,369	7,570,026	2,641,550	2,677,581	7,074,025	1,826,934	21,790,116
Accrued exchange gain on derivatives	56,761	41,244	44,516	9,744	-	152,265	12,614	16,045	15,892	9	-	44,560
Other assets	434,000	831,777	258	16	6,521	1,272,572	3,060,215	570,773	271	517	7,176	3,638,952
Security investments	6,839	70,665	2,166,673	14,274,016	742,184	17,260,377	10,938	-	2,256,804	10,417,932	635,931	13,321,605
Deferred tax asset	-	-	-	131,356	-	131,356	-	-	-	104,160	-	104,160
Total New Turkish Lira monetary assets	12,522,389	4,288,405	5,255,920	23,710,992	3,065,902	48,843,608	11,351,800	3,250,341	5,025,450	18,386,993	2,470,094	40,484,678
Foreign currency												
Cash and balances with central banks	1,699,259	-	-	-	-	1,699,259	2,627,424	-	-	-	-	2,627,424
Financial assets at fair value through profit or loss	49,766	6,438	112,848	160,897	21,399	351,348	78,375	42,743	212,973	384,817	41,317	760,225
Loans and advances to banks	2,514,516	570,484	761,700	544,194	706,064	5,096,958	1,857,168	203,966	890,071	439,082	564,817	3,955,104
Loans and advances to customers	1,841,908	2,688,043	5,296,736	6,747,813	7,555,697	24,130,197	1,036,142	2,470,824	4,564,376	6,384,323	4,713,002	19,168,667
Accrued exchange gain on derivatives	46,697	24,383	16,230	3,979	-	91,289	15,340	28,600	47,477	447	-	91,864
Other assets	2,216,483	6,374	39	4,016	16,963	2,243,875	1,951,008	1,153	4,276	5,209	18,644	1,980,290
Security investments	112,939	119,001	415,729	1,780,162	1,997,797	4,425,628	240,975	329,632	311,795	1,466,535	2,164,768	4,513,705
Deferred tax asset	-	-	-	6,838	-	6,838	-	-	-	312	-	312
Total foreign currency monetary assets	8,481,568	3,414,723	6,603,282	9,247,899	10,297,920	38,045,392	7,806,432	3,076,918	6,030,968	8,680,725	7,502,548	33,097,591
Total Monetary Assets	21,003,957	7,703,128	11,859,202	32,958,891	13,363,822	86,889,000	19,158,232	6,327,259	11,056,418	27,067,718	9,972,642	73,582,269
MONETARY LIABILITIES												
New Turkish Lira												
Deposits	24,743,277	813,523	274,603	126,709	1,353	25,959,465	17,835,682	1,870,749	323,928	165,968	-	20,196,327
Obligations under repurchase agreements	6,478,335	101	-	556,763	-	7,035,199	6,564,896	102,850	208,715	571,442	-	7,447,903
Loans and advances from banks	1,066,137	49,684	536,336	667,714	762,936	3,082,807	509,226	56,431	477,812	-	769,051	1,812,520
Bonds payable	-	-	-	-	-	-	-	-	-	-	-	-
Accrued exchange loss on derivatives	30,750	25,119	35,451	23,681	73,729	188,730	133,051	115,034	160,020	19,385	73,715	501,205
Other liabilities and accrued expenses	2,273,270	1,839	1,102,231	221,034	406,321	4,004,695	2,077,771	7,465	753,470	149,528	339,504	3,327,738
Total New Turkish Lira monetary liabilities	34,591,769	890,266	1,948,621	1,595,901	1,244,339	40,270,896	27,120,626	2,152,529	1,923,945	906,323	1,182,270	33,285,693
Foreign currency												
Deposits	22,349,777	2,141,221	1,743,948	968,478	284,550	27,487,974	18,870,026	2,381,424	1,772,037	459,264	91,762	23,574,513
Obligations under repurchase agreements	288,952	269,601	605,581	-	-	1,164,134	482,867	334,811	326,372	-	1	1,144,051
Loans and advances from banks	339,059	1,331,460	3,491,247	2,478,106	2,503,173	10,143,045	233,729	97,794	4,144,373	2,598,801	2,553,155	9,627,852
Bonds payable	-	-	-	53,864	-	53,864	-	-	-	-	50,912	50,912
Accrued exchange loss on derivatives	46,319	51,899	71,272	3,654	-	173,144	11,130	11,323	13,671	1,512	-	37,636
Other liabilities and accrued expenses	108,761	91,354	63,824	1,502	4,323	269,764	178,243	101,938	58,227	500	13,387	352,295
Total foreign currency monetary liabilities	23,132,868	3,885,535	5,975,872	3,505,604	2,792,046	39,291,925	19,775,995	2,927,290	6,314,680	3,060,077	2,709,217	34,787,259
Total Monetary Liabilities	57,724,637	4,775,801	7,924,493	5,101,505	4,036,385	79,562,821	46,896,621	5,079,819	8,238,625	3,966,400	3,891,487	68,072,952

24 Financial risk management disclosures (continued)

Market risk

Interest rate risk: The Bank and its affiliates' operations are subject to the risk of interest rate fluctuations to the extent that interest-earning assets (including investments) and interest-bearing liabilities mature or reprice at different times or in differing amounts. In the case of floating rate assets and liabilities the Bank and its affiliates are also exposed to basis risk, which is the difference in repricing characteristics of the various floating rate indices, such as the deposit rate and nine months libor and different types of interest. Treasury activities are aimed at optimizing net interest income, given market interest rate levels consistent with the Bank's business strategies.

Asset-liability risk management activities are conducted in the context of the Bank's sensitivity to interest rate changes. In general, as common in current economic environment, the consolidated financial statements are liability sensitive because its interest-earning assets have a longer duration and reprice slightly less frequently than interest-bearing liabilities. This means that in rising interest rate environments, margins earned will narrow as liabilities reprice. However, the actual effect will depend on a number of factors, including the extent to which repayments are made earlier or later than the contracted dates and variations in interest rate sensitivity within repricing periods and among currencies.

Interest rate derivatives are primarily used to bridge the mismatch in the repricing of assets and liabilities. This is done in accordance with the guidelines established by the Bank's asset-liability management committee.

Some assets have indefinite maturities or interest rate sensitivities and are not readily matched with specific liabilities. Those assets are funded through liability pools based on the assets' estimated maturities and repricing characteristics.

Part of the Bank's return on financial instruments is obtained from controlled mismatching of the dates on which interest receivable on assets and interest payable on liabilities are next reset to market rates or, if earlier, the dates on which the instruments mature.

(Currency: Thousands of New Turkish Lira (YTL))

The following table provides an analysis of interest rate sensivity of monetary assets and monetary liabilities of the consolidated entities into relevant maturity groupings:

	30 September 2008						
	Up to 1 month	*1 to 3 months*	*3 to 12 months*	*1 to 5 years*	*Over 5 year*	*Non-Interest Bearing*	*Total*
MONETARY ASSETS							
Cash and balances with central banks	285,720	-	-	-	-	2,585,119	2,870,839
Financial assets at fair value through profit or loss	12,659	12,276	198,627	255,044	23,455	62,251	564,312
Loans and advances to banks	3,306,061	920,391	2,116,998	355,544	77,419	688,670	7,465,083
Loans and advances to customers	17,091,005	8,894,908	9,163,172	10,798,257	3,679,349	777,875	50,404,566
Other assets	2,167,619	5,810	297	4,032	23,486	1,558,757	3,760,001
Security investments	2,727,338	494,119	9,843,074	6,286,161	1,534,727	800,586	21,686,005
Deferred tax asset	-	-	-	-	-	138,194	138,194
Total Monetary Assets	25,590,402	10,327,504	21,322,168	17,699,038	5,338,436	6,611,452	86,889,000
MONETARY LIABILITIES							
Deposits	37,067,661	2,955,956	2,066,313	1,064,820	11,907	10,280,782	53,447,439
Obligations under repurchase agreements	6,739,977	268,665	592,604	549,999	-	48,088	8,199,333
Loans and advances from banks	6,871,517	1,673,658	4,126,057	292,436	-	262,184	13,225,852
Bonds payable	-	53,844	-	-	-	20	53,864
Other liabilities and accrued expenses	-	-	-	-	-	4,636,333	4,636,333
Total Monetary Liabilities	50,679,155	4,952,123	6,784,974	1,907,255	11,907	15,227,407	79,562,821

	31 December 2007						
	Up to 1 month	*1 to 3 months*	*3 to 12 months*	*1 to 5 years*	*Over 5 year*	*Non-Interest Bearing*	*Total*
MONETARY ASSETS							
Cash and balances with central banks	604,243	-	-	-	-	2,270,736	2,874,979
Financial assets at fair value through profit or loss	35,842	23,475	266,567	398,794	43,292	236,048	1,004,018
Loans and advances to banks	2,054,701	668,022	1,740,440	216,729	-	369,149	5,049,041
Loans and advances to customers	10,030,868	7,471,831	8,941,276	11,234,086	2,738,142	542,580	40,958,783
Other assets	4,857,208	277	4,089	5,409	25,818	862,865	5,755,666
Security investments	1,929,196	5,969,508	1,920,240	5,351,812	1,564,721	1,099,833	17,835,310
Deferred tax asset	-	-	-	-	-	104,472	104,472
Total Monetary Assets	19,512,058	14,133,113	12,872,612	17,206,830	4,371,973	5,485,683	73,582,269
MONETARY LIABILITIES							
Deposits	28,866,948	4,229,547	2,147,768	479,126	6,744	8,040,707	43,770,840
Obligations under repurchase agreements	7,017,203	432,939	520,865	549,999	-	70,948	8,591,954
Loans and advances from banks	5,801,614	1,988,845	2,867,826	595,528	-	186,559	11,440,372
Bonds payable	-	50,903	-	-	-	9	50,912
Other liabilities and accrued expenses	-	-	-	-	-	4,218,874	4,218,874
Total Monetary Liabilities	41,685,765	6,702,234	5,536,459	1,624,653	6,744	12,517,097	68,072,952

(Currency: Thousands of New Turkish Lira (YTL))

24 Financial risk management disclosures (continued)

The following table indicates the effective interest rates by major currencies for the major balance sheet components for the first nine months of 2008 and the year of 2007:

	30 September 2008			
	US$ %	*EUR %*	*YTL %*	*Other Currencies %*
Assets				
Loans and advances to banks	1.50-7.70	3.00-6.00	16.30-20.50	-
Debt and other fixed or floating income instruments	2.00-8.00	2.85-7.65	19.45-21.16	5.00-5.75
Loans and advances to customers	2.80-14.96	4.00-15.45	16.00-31.71	4.14-12.96
Liabilities				
Deposits:				
- Foreign currency deposits	1.00-11.70	1.50-10.75	-	0.50-9.00
- Bank deposits	2.50-9.00	3.00-7.08	15.00-17.32	6.00-6.00
- Saving deposits	-	-	15.75-20.00	-
- Commercial deposits	-	-	15.75-20.95	-
- Public and other deposits	-	-	19.99	-
Obligations under repurchase agreements	3.03-4.90	4.11-6.75	16.45	-
Loans and advances from banks	3.69-5.37	5.37-6.54	14.58-18.90	2.23

	31 December 2007			
	US$ %	*EUR %*	*YTL %*	*Other Currencies %*
Assets				
Loans and advances to banks	4.23-5.51	3.70-6.27	16.00-21.58	8.45-9.70
Debt and other fixed or floating income instruments	2.25-12.39	1.05-10.63	10.00-20.78	3.50-5.25
Loans and advances to customers	4.83-13.00	4.00-10.79	16.45-30.82	2.31-16.00
Liabilities				
Deposits:				
- Foreign currency deposits	1.00-6.50	1.50-5.00	-	0.50-9.25
- Bank deposits	3.75-6.72	3.50-7.07	13.00-18.00	3.75-6.50
- Saving deposits	-	-	18.52-19.75	-
- Commercial deposits	-	-	18.99-19.75	-
- Public and other deposits	-	-	18.53	-
Obligations under repurchase agreements	5.06-5.83	4.11-5.06	15.44	-
Loans and advances from banks	5.27-6.22	4.91-5.85	13.66-18.38	1.85

(Currency: Thousands of New Turkish Lira (YTL))

24 Financial risk management disclosures (continued)

The market risk arising from trading transactions is calculated via Value at Risk (VaR). In addition to this, the stress tests and scenario analysis are performed. The balance sheet interest rate risk is monitored with methods such as static duration, gap and sensitivity analysis.

Internal limits are set as well as legal limits in order to restrict market risk; value at risk limits for trading portfolio, position limits set for trading desks, single transaction limits set for traders and stop-loss limits. Approval, update, monitoring, override and warning procedures of these limits are put into practice and changed with the approval of the Board of Directors.

The consolidated value at market risks as of 30 September 2008 and 31 December 2007 calculated as per the statutory consolidated financial statements prepared for BRSA reporting purposes within the scope of "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" published in Official Gazette no.26333 dated 1 November 2006, are as follows:

	30 September 2008			*31 December 2007*		
	Average	*Highest*	*Lowest*	*Average*	*Highest*	*Lowest*
Interest rates risk	2,812,790	3,624,888	1,197,599	1,457,766	1,708,025	1,197,599
Common share risk	144,632	200,888	50,527	13,707	50,527	25
Currency risk	175,839	218,375	155,075	225,605	323,780	117,662
Option risk	238,144	353,475	129,550	120,536	221,950	44,248
Total value at risk	3,371,405	4,397,626	1,532,751	1,817,614	2,304,282	1,359,534

Exposure to interest rate risk – non-trading portfolios

The Bank that had already started working on risk management area before the regulations on Bank's Internal Control and Risk Management Systems and Measurement and Assessment of Capital Adequacy Ratios of Banks issued by the BRSA in February 2001, restructured its internal systems in accordance with the related regulations under the responsibility of the board of directors and currently works accordingly.

In order to comply with the regulations, the Bank revisited its activities related with market risk management in accordance with "Regulation on Bank's Internal Control and Risk Management Systems" and "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" published in Official Gazette no. 26333 dated 1 November 2006.

The risk policies defined for the Bank's market risk exposure and the applications are approved and reviewed regularly by the board of directors.

The top management is responsible for applying risk policies, principles and application procedures approved by the board of directors, ensuring timely and reliable reporting to the board of directors about the important risks identified, assessing internal control, internal audit and risk reports prepared for departments and either eliminating risks, deficiencies or defects identified in these departments or taking the necessary precautions to prevent those and partipating in determination of risk limits.

24 Financial risk management disclosures (continued)

The board of directors follows up the effectiveness of risk management systems through audit committee, related other committees and top management, and take decisions in the light of various risk reports and the assessments made by audit committee. The board of directors is responsible of healthy performance of internal systems.

Market risks arising from trading transactions are measured by internal risk measurement model using value at risk (VaR) methodology. In the VaR calculations, trading and available-for-sale portfolios are taken into account. VaR is calculated by three different methods, namely historical simulation, monte carlo simulation and parametric method. The Bank takes the parametric VaR results as the basis for the internal management of market risk and determination of limits. The calculations made according to other two methods are used for comparison and monitoring purposes. In the VaR calculation, one year historical market data set is used, and 99% confidence interval and one-day retention period (10 days for legal capital adequacy calculation) are taken into account. In order to test the reliability of the VaR model, back tests are performed. Stress tests and scenario analysis are also applied in order to reflect the effects of prospective severe market fluctuations in the VaR calculations.

In the quantification of market risk arising from maturity mismatches of assets and liabilities, duration and variance analysis are also used. In duration analysis, the present values of interest sensitive asset and liability items are calculated based on their cash flows and yield curves developped from market interest rates. The results are supported by the sensitivity and scenario analysis performed periodically due to the prospective fluctuations in markets.

The capital requirement for general market risk and specific risks is calculated using the standard method defined by the "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" and reported monthly.

Currency risk

The Bank and its affiliates are exposed to currency risk through transactions in foreign currencies and through its investment in foreign operations.

The Bank and its affiliates' main foreign operations are in Holland and Moscow. The measurement currencies of its operations are Euro and US Dollars. As the currency in which the Bank presents its consolidated financial statements is YTL, the consolidated financial statements are affected by currency exchange rate fluctuations against YTL.

The Bank finances a significant proportion of its net investment in foreign operations with borrowings in the same currencies as the relevant measurement currencies to mitigate its currency risk. Currency swaps are also used to match the currency of some of its other borrowings to the measurement currencies involved.

(Currency: Thousands of New Turkish Lira (YTL))

24 Financial risk management disclosures (continued)

The Bank and its affiliates' transactional exposures give rise to foreign currency gains and losses that are recognized in the income statement. These exposures comprise the monetary assets and monetary liabilities that are not denominated in the measurement currency of the Bank involved, excluding borrowings treated as hedges of net investments in foreign operations. These exposures are as follows:

	30 September 2008			
	US$	EUR	Other Currencies	Total
Assets				
Cash and balances with central banks	153,831	1,483,011	62,417	1,699,259
Financial assets at fair value through profit or loss	253,780	59,652	37,916	351,348
Loans and advances to banks	3,498,673	1,488,543	109,742	5,096,958
Loans and advances to customers	14,975,206	8,393,916	790,417	24,159,539
Other assets	2,284,803	40,911	65,265	2,390,979
Security investments	3,980,650	385,970	59,008	4,425,628
Investments in equity participations	-	573	-	573
Tangible assets	1,307	77,310	13,122	91,739
Deferred tax asset	-	6,261	577	6,838
Total Assets	*25,148,250*	*11,936,147*	*1,138,464*	*38,222,861*
Liabilities				
Deposits	13,894,489	12,578,774	1,014,711	27,487,974
Obligations under repurchase agreements	776,033	388,101	-	1,164,134
Loans and advances from banks	6,784,053	3,358,044	948	10,143,045
Current and deferred tax liability	-	13,732	-	13,732
Bonds payable	-	53,864	-	53,864
Other liabilities and accrued expenses	168,403	224,879	35,894	429,176
Total Liabilities	*21,622,978*	*16,617,394*	*1,051,553*	*39,291,925*
Net On Balance Sheet Position	*3,525,272*	*(4,681,247)*	*86,911*	*(1,069,064)*
Net Off Balance Sheet Position	*(3,604,166)*	*4,516,386*	*66,286*	*978,506*
Net Long/(Short) Position	*(78,894)*	*(164,861)*	*153,197*	*(90,558)*

	31 December 2007			
	US$	EUR	Other Currencies	Total
Total Assets	*19,997,523*	*12,332,912*	*899,188*	*33,229,623*
Total Liabilities	*21,291,440*	*12,500,267*	*995,552*	*34,787,259*
Net On Balance Sheet Position	*(1,293,917)*	*(167,355)*	*(96,364)*	*(1,557,636)*
Net Off Balance Sheet Position	*1,056,302*	*334,335*	*242,935*	*1,633,572*
Net Long/(Short) Position	*(237,615)*	*166,980*	*146,571*	*75,936*

24 Financial risk management disclosures (continued)

For the purposes of the evaluation of the table above, the figures represent the YTL equivalent of the related hard currencies.

The balance sheet short positions shown in the table above are hedged by currency swaps, forward contracts and other derivatives entered into to manage these currency exposures. In respect of monetary assets and liabilities in foreign currencies that are not economically hedged, the Bank and its affiliates ensure that their net exposures are kept to an acceptable level by buying and selling foreign currencies at spot rates when considered appropriate.

The net amount of Russian Rubles denominated assets and liabilities as included in the above table at their YTL equivalents, is a net asset of YTL 156,285 thousands at 30 September 2008 (31 December 2007: YTL 100,038 thousands).

Credit risk

The Bank and its affiliates are subject to credit risk through its trading, lending, hedging and investing activities and in cases where they act as intermediaries on behalf of customers or other third parties or issues guarantees.

Credit risk associated with trading and investing activities is managed through the Bank's market risk management process.

The Bank and its affiliates' primary exposures to credit risk arise through its loans and advances. The amount of credit exposure in this regard is represented by the carrying amounts of these assets on the balance sheet. The Bank developed a statistical-based internal risk rating model for its credit portfolio of corporate/commercial/medium-size companies. This internal risk rating model has been in use for customer credibility assessment since 2003. Risk rating has become a requirement for loan applications, and ratings are used both to determine branch managers' credit authorization limits and in credit assessment process.

The Bank and its affiliates are exposed to credit risk on various other financial assets, including derivative instruments used for hedging and debt investments. The current credit exposure in respect of these instruments is equal to the carrying amount of these assets in the balance sheet. In addition, the Bank and its affiliates are exposed to off balance sheet credit risk through guarantees issued (Note 23).

The risk that counterparties to both derivative and other instruments might default on their obligations is monitored on an ongoing basis. To manage the level of credit risk, the Bank and its affiliates deal with counterparties of good credit standing, enter into master netting agreements whenever possible, and when appropriate, obtain collateral.

Concentrations of credit risk (whether on or off balance sheet) that arise from financial instruments exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

(Currency: Thousands of New Turkish Lira (YTL))

24 Financial risk management disclosures (continued)

Exposure to credit risk

	Loans and advances to customers	
	30 September 2008	*31 December 2007*
Individually impaired	1,157,164	869,567
Allowance for impairment	(784,816)	(632,050)
Carrying amount	372,348	237,517
Collectively impaired	-	-
Allowance for impairment	(171,874)	(153,805)
Carrying amount	(171,874)	(153,805)
Past due but not impaired	1,231,161	-
Carrying amount	1,231,161	-
Neither past due nor impaired	49,130,176	40,893,267
Loans with renegotiated terms	43,229	65,516
Carrying amount	49,173,405	40,958,783
Total carrying amount	50,605,040	41,042,495

As of 30 September 2008 and 31 December 2007, the Bank has no allowance for loans and advances to banks.

Impaired loans

Impaired loans are loans for which the Bank determines that it is probable that it will be unable to collect all principal and interest due according to the contractual terms of the loan agreement due to lack of assets, high debtness ratio, insufficient working capital and/or equity of the customer.

Sectoral and geographical concentration of impaired loans

The Bank and its affiliates monitor concentrations of credit risk by sector and by geographic location. An analysis of concentrations of non-performing loans and lease receivables is shown below:

	30 September 2008	*31 December 2007*
Consumer loans	696,949	567,485
Textile	94,387	76,513
Chemistry and chemical products	59,089	52,468
Construction	48,871	21,707
Food	38,122	23,906
Agriculture and stockbreeding	36,730	9,845
Service sector	30,027	22,747
Durable consumption	16,769	12,153
Metal and metal products	16,001	11,510
Financial institutions	6,757	8,067
Others	113,462	63,166
Total non-performing loans and lease receivables	1,157,164	869,567

(Currency: Thousands of New Turkish Lira (YTL))

24 Financial risk management disclosures (continued)

	30 September 2008	*31 December 2007*
Turkey	1,145,996	864,349
Russia	6,095	1,136
Holland	1,635	2,752
Germany	870	808
Others	2,568	522
Total non-performing loans and lease receivables	1,157,164	869,567

Past due but not impaired loans

These are loans where contractual interest or principal payments are past due but the Bank believes that impairment is not appropriate on the basis of the level of collateral available and the customer's current activities, assets and financial position.

Allowances for impairment

The Bank establishes an allowance for impairment losses that represents its estimate of incurred losses in its loan portfolio. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a portfolio-basis loan loss allowance established for groups of homogeneous assets in respect of losses that have been incurred but have not been identified on loans subject to individual assessment for impairment.

Write-off policy

The Bank writes off a receivable balance (and any related allowances for impairment losses) when it is determined that the receivable is uncollectible based on the evidence of insolvency issued by the Court. In cases where any possible collections are negligible comparing to the prospective expenses and costs, such receivables are written off by the decision of the board of directors.

Collateral policy

The Bank's policy is to require suitable collateral to be provided by certain customers prior to the disbursement of approved loans. The Bank and its affiliates currently hold collateral against loans and advances to customers in the form of mortgage interests over property, other registered securities over assets and guarantees. Collateral generally is not held over loans and advances to banks, except when securities are held as part of reverse repurchase and securities borrowing activity. Collateral usually is not held against investment securities, and no such collateral was held at 30 September 2008 and 31 December 2007.

Approximately 70% of the outstanding performing loans is collateralized. Guarantees and letters of credit are also subject to strict credit assessments before being provided. The agreements specify monetary limits to the Bank and its affiliates' obligations. The extent of collateral held for performing guarantees and letters of credit is approximately 83%.

(Currency: Thousands of New Turkish Lira (YTL))

24 Financial risk management disclosures (continued)

The breakdown of performing cash and non-cash loans and advances to customers by type of collateral is as follows:

	30 September 2008	*31 December 2007*
Cash loans		
Secured loans:	34,764,883	30,012,228
Secured by cash collateral	1,064,100	1,173,952
Secured by mortgages	12,056,632	7,835,589
Secured by government institutions or government securities	1,703,565	1,457,954
Guarantees issued by financial institutions	216,436	186,359
Other collateral (pledge on assets, corporate and personal guarantees, promissory notes)	19,724,150	19,358,374
Unsecured loans	14,861,805	10,403,163
Total performing loans and financial lease receivables	49,626,688	40,415,391
Non-cash loans		
Secured loans:	11,558,245	10,137,914
Secured by cash collateral	625,601	496,168
Secured by mortgages	1,352,043	173,903
Guarantees issued by financial institutions	6,523	3,766
Other collateral (pledge on assets, corporate and personal guarantees, promissory notes)	9,574,078	9,464,077
Unsecured loans	2,316,200	2,664,319
Total non-cash loans	13,874,445	12,802,233

An estimate of the fair value of collateral held against non-performing loans and receivables is as follows:

	30 September 2008	*31 December 2007*
Promissory notes and surety	267,868	166,330
Mortgages	256,910	174,647
Pledge assets	129,053	89,083
Cash collateral	469	355
Unsecured	502,864	439,152
	1,157,164	869,567

The amounts reflected in the tables above represent the maximum accounting loss that would be recognized at the balance sheet date if counterparties failed completely to perform as contracted and any collateral or security proved to be of no value. The amounts, therefore, greatly exceed expected losses, which are included in the allowance for uncollectibility.

Operational risks

Operational risk expresses the probability of loss that may arise from the overlook of faults and inconsistency with the established rules due to the deficiencies in the Bank and its affiliates' internal controls, manner of the management and the personnel that are not in coherence with time and conditions, deficiencies in the bank management, faults and problems in information technology systems and disasters such as earthquake, fire, flood or terror attacks.

24 Financial risk management disclosures (continued)

The operational risk items in the Bank are determined in accordance with the definition of operational risk by considering the whole processes, products and departments. The control areas are set for operational risks within the Bank and all operational risks are followed by assigning the risks to these control areas. In this context, appropriate monitoring methodology is developed for each control area that covers all operational risks and control frequencies are determined.

Currently, the value at operational risk is calculated according to the basic indicator approach as per the Article 14 of "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks".

The annual gross income is defined as net interest income plus net non-interest income reduced by realised gains/losses from the sale of securities available-for-sale and held-to-maturity, non-recurring gains and income derived from insurance claims. The result is added to risk weighted assets in the capital adequacy calculation.

Capital management – regulatory capital

BRSA sets and monitors capital requirements for the Bank as a whole. The parent company and individual banking operations are directly supervised by their local regulators. In implementing current capital requirements BRSA requires the banks to maintain a prescribed ratio of minimum 8% of total capital to total value at credit, market and operational risks. The Bank and its affiliates' consolidated regulatory capital is analysed into two tiers:

- Tier 1 capital, which includes paid-in capital, share premium, legal reserves, retained earnings, translation reserve and minority interest after deductions for goodwill and certain cost items.

- Tier 2 capital, which includes qualifying subordinated liabilities, general impairment allowances and the element of the fair value reserve relating to unrealised gain/(loss) on assets classified as available-for-sale.

Banking operations are categorised as either trading book or banking book, and risk-weighted assets are determined according to specified requirements that seek to reflect the varying levels of risk attached to assets and off-balance sheet exposures.

The Bank's policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The impact of the level of capital on shareholders' return is also recognised and the Bank recognises the need to maintain a balance between the higher returns that might be possible with greater gearing and the advantages and security afforded by a sound capital position. There have been no material changes in the Bank's management of capital during the period.

The Bank and its individually regulated operations have complied with externally imposed capital requirements throughout the period.

(Currency: Thousands of New Turkish Lira (YTL))

24 Financial risk management disclosures (continued)

The Bank's and its affiliates' regulatory capital position on a consolidated basis at 30 September 2008 and 31 December 2007 was as follows:

	30 September 2008	*31 December 2007*
Tier 1 capital	9,130,164	6,926,311
Tier 2 capital	1,076,594	1,069,119
Deductions from capital	(422,092)	(488,448)
Total regulatory capital	9,784,666	7,506,982
Value at credit, market and operational risks	66,682,490	53,708,544
Capital ratios (%)		
Total regulatory capital expressed as a percentage of total value at credit, market and operational risks	14.67	13.98
Total tier 1 capital expressed as a percentage of total value at credit, market and operational risks	13.69	12.90

24.4 Hedging

Due to the Bank and its affiliates' overall interest rate risk position and funding structure, its risk management policies require that it should minimize its exposure to changes in foreign currency rates and manage interest rate, credit risk and market price risk exposure within certain guidelines. Derivative financial instruments are used to manage the potential earnings impact of interest rate and foreign currency movements. Several types of derivative financial instrument are used for this purpose, including interest rate swaps and currency swaps, options, financial futures, forward contracts and other derivatives. The purpose of the hedging activities is to protect the Bank and its affiliates from the risk that the net cash inflows will be adversely affected by changes in interest or exchange rates, credit ratings or market prices. The Bank and its affiliates enter into transactions to ensure that it is economically hedged in accordance with risk management policies. In the accompanying consolidated financial statements, hedge accounting is applied for the cases where hedge accounting relationship is evidenced.

The Bank entered into various interest rate swap transactions in order to hedge its certain cash flow exposures primarily on floating rate assets and liabilities, through converting its floating rate income/payments into fixed rate income/payments. The following table includes certain characteristics of these swap transactions outstanding as of 30 September 2008:

Notional amount	*Fixed payer rate (%)*	*Floating payer rate (%)*	*Fixed payment frequency*	*Maturity*
US$ 58.3 millions	5.445	3 month Libor + 1.75	Quarterly	2009
US$ 110 millions	3.35	3 month Libor + 0.40	Quarterly	2012
EUR 50 millions	5.12	12 month Euribor + 1.00	Annually	2013

(Currency: Thousands of New Turkish Lira (YTL))

24 Financial risk management disclosures (continued)

The Bank also entered into various interest rate swap transactions in order to hedge its certain cash flow exposures primarily on project finance loans through converting its floating rate income/payments into fixed rate income/payments. The following table includes certain characteristics of these swap transactions outstanding as of 30 September 2008:

Notional amount	*Fixed payer rate (%)*	*Floating payer rate (%)*	*Fixed payment frequency*	*Maturity*
EUR 583.4 millions	4.4475-8.3250	6-12 month Euribor + 2-3.80	Semi Annually-Annually	2013-2019

On 9 January 2008 and 16 January 2008, the Bank has exercised four interest rate swap transactions held for cash flow risk management before their maturities. The Bank has recognized a total income amounting US$ 38,670,000 (equivalent of YTL 45,002 thousands) collected on the dates of these transactions as per the related agreements under trading income in the accompanying consolidated financial statements.

25 Affiliates and associates

The table below sets out the Affiliates and shows their shareholding structure as at 30 September 2008:

Affiliates	*Shareholding Interest (%)*
Garanti Bank International NV	100.00
Garanti Bank Moscow	100.00
Garanti Portföy Yönetimi AŞ	100.00
Garanti Yatırım Menkul Kıymetler AŞ	100.00
Garanti Financial Services plc.	100.00
Garanti Fund Management Co. Ltd.	100.00
Garanti Bilişim Teknolojisi ve Tic. AŞ	100.00
Garanti Kültür AŞ *(a)*	100.00
Garanti Finansal Kiralama AŞ	98.94
Garanti Emeklilik ve Hayat AŞ	84.91
Garanti Faktoring Hizmetleri AŞ	81.84
Eureko Sigorta AŞ	20.00
Garanti Diversified Payment Rights Finance Company *(b)*	-

(a) The legal name of Galata Araştırma Yayıncılık Tanıtım ve Bilişim Teknoloji Hizmetleri AŞ has been changed as Garanti Kültür AŞ at 8 February 2008.

(b) Garanti Diversified Payment Rights Finance Company is a special purpose entity established for the Bank's securitization transactions explained in Note 17. The Bank or any of its affiliates does not have any shareholding interest in this company.

As per the agreement signed with Eureko BV on 21 June 2007, the Bank sold its 80% share in Garanti Sigorta AŞ and its 15% share in Garanti Emeklilik ve Hayat AŞ to this company. Upon this sale, a gain of YTL 703,803 thousands is recognized in the consolidated financial statements as of 31 December 2007. As part of the sale transactions mentioned above, the Bank has a sale option on the remaining shares of Garanti Sigorta AŞ and Eureko BV has purchase and sale options on the shares of Garanti Emeklilik ve Hayat AŞ. Subsequent to these sales, at 1 October 2007 the legal name of Garanti Sigorta AŞ has been changed as Eureko Sigorta AŞ.

Garanti Fund Management Co. Ltd. (100.00%) and Garanti Financial Services plc (100.00%) are under liquidation as of the reporting date. The liquidation procedures are expected to complete in 2009.

(Currency: Thousands of New Turkish Lira (YTL))

26 Net fee and commission income

	Nine-month period ended 30 September 2008	*Three-month period ended 30 September 2008*	*Nine-month period ended 30 September 2007*	*Three-month period ended 30 September 2007*
Fee and commission income:				
Credit cards fees	770,535	273,685	686,847	246,536
Retail banking	257,984	88,186	216,541	87,184
SME banking	150,548	51,701	110,321	44,529
Commercial banking	107,513	31,798	87,567	30,525
Corporate banking	61,922	24,456	58,153	18,013
Others	168,818	52,785	122,240	26,289
Total fee and commission income	1,517,320	522,611	1,281,669	453,076
Fee and commission expense:				
Credit cards fees	236,527	85,679	278,613	115,446
Retail banking	13,058	2,696	1,288	261
SME banking	3,726	1,282	731	148
Commercial banking	695	327	252	51
Others	68,036	33,691	41,632	3,383
Total fee and commission income	322,042	123,675	322,516	119,289
Net fee and commission income	1,195,278	398,936	959,153	333,787

Commissions received for cash loans amounting YTL 80,344 thousands and YTL 27,455 thousands are classified to "interest income on loans" and commissions paid for borrowings amounting YTL 21,060 thousands and YTL 7,692 thousands are classified to "interest expense on borrowings and obligations under repurchase agreements" for the nine-month and three-month periods ended 30 September 2007, respectively.

27 Other expenses

	Nine-month period ended 30 September 2008	*Three-month period ended 30 September 2008*	*Nine-month period ended 30 September 2007*	*Three-month period ended 30 September 2007*
Credit card rewards and promotion expenses	205,241	80,032	117,063	61,757
Advertising expenses	86,909	38,934	75,457	23,098
EDP expenses	57,591	18,420	47,940	15,369
Taxes and duties other than on income	54,110	20,358	44,793	18,957
Saving deposits insurance fund	43,357	15,100	36,028	12,727
Utility expenses	32,784	12,408	22,420	8,038
Repair and maintenance expenses	19,219	8,065	15,714	5,512
Research and development expenses	14,385	7,815	18,319	10,453
Others	228,726	58,620	185,764	46,119
	742,322	259,752	563,498	202,030

Due to method change in valuation of derivative instruments, YTL 248,764 thousands and YTL 38,452 thousands are reclassified from "trading account gains/(losses)" to "foreign exchange gains/(losses)" for the nine-month and three-month periods ended 30 September 2007, respectively.

28 Use of estimates and judgements

Management discussed with the Audit Committee the development, selection and disclosure of the Bank's critical accounting policies and estimates, and the application of these policies and estimates. These disclosures supplement the commentary on financial risk management (see Note 24).

Key sources of estimation uncertainty

Allowances for credit losses

Assets accounted for at amortized cost are evaluated for impairment on a basis described in accounting policy Note 7.

The specific counterparty component of the total allowances for impairment applies to claims evaluated individually for impairment and is based upon management's best estimate of the present value of the cash flows that are expected to be received. In estimating these cash flows, management makes judgement about a counterparty's financial situation and the net realisable value of any underlying collateral. Each impaired asset is assessed on its merits, and the workout strategy and estimate of cash flows considered recoverable are independently approved by the credit risk function.

Portfolio-basis assessed impairment allowances cover credit losses inherent in portfolios of claims with similar economic characteristics when there is objective evidence to suggest that they contain impaired claims, but the individual impaired items cannot yet be identified. A component of portfolio-basis assessed allowances is for country risks. In assessing the need for collective loan loss allowances, management considers factors such as credit quality, portfolio size, concentrations, and economic factors. In order to estimate the required allowance, assumptions are made to define the way inherent losses are modelled and to determine the required input parameters, based on historical experience and current economic conditions. The accuracy of the allowances depends on how well these estimate future cash flows for specific counterparty allowances and the model assumptions and parameters used in determining collective allowances.

Determining fair values

The determination of fair value for financial assets and liabilities for which there is no observable market price requires the use of valuation techniques as described in significant accounting policies and Note 22. For financial instruments that trade infrequently and have little price transparency, fair value is less objective, and requires varying degrees of judgement depending on liquidity, concentration, uncertainty of market factors, pricing assumptions and other risks affecting the specific instrument.

Critical accounting judgements in applying the Bank's accounting policies

Critical accounting judgements made in applying the Bank's accounting policies include:

Financial asset and liability classification

The Bank's accounting policies provide scope for assets and liabilities to be designated on inception into different accounting categories in certain circumstances:

- In classifying financial assets or liabilities as "trading", the Bank has determined that it meets the description of trading assets and liabilities set out in accounting policy *(i) Financial instruments.*

(Currency: Thousands of New Turkish Lira (YTL))

28 Use of estimates and judgements (continued)

- In designating financial assets or liabilities at fair value through profit or loss, the Bank has determined that it has met one of the criteria for this designation set out in accounting policy *(i) Financial instruments.*

- In classifying financial assets as held-to-maturity, the Bank has determined that it has both the positive intention and ability to hold the assets until their maturity date as required by accounting policy *(h) Financial instruments.*

Securitizations

In applying its policies on securitised financial assets, the Bank has considered both the degree of transfer of risks and rewards on assets transferred to another entity and the degree of control exercised by the Bank over the other entity:

- When the Bank, in substance, controls the entity to which financial assets have been transferred, the entity is included in these consolidated financial statements and the transferred assets are recognised in the Bank's consolidated balance sheet.

- When the Bank has transferred financial assets to another entity, but has not transferred substantially all of the risk and rewards relating to the transferred assets, the assets are recognised in the Bank's consolidated balance sheet.

- When the Bank transfers substantially all the risks and rewards relating to the transferred assets to an entity that it does not control, the assets have been derecognised from the Bank's consolidated balance sheet.

Details of the Bank's securitisation activities are given in Note 17.

29 Significant events

- The Bank had called off its existing legal cases against Boğaziçi Corporations Tax Office related with the final and interim corporate tax returns of the years from 2001 to 2005 and settled up with the related tax authority as per the article 3 of the Law No.5736 "Collection of Certain Public Sector Receivables through Conciliation" published in the Official Gazette No.26800 dated 27 February 2008. Accordingly, after making revisions to the corporate tax returns of the period from 2001 to 2005, the tax refund that the Bank collected through conciliation from the tax office, due to the prepaid taxes in 2005 was agreed to be YTL 131,178 thousands. Furthermore, the Bank was also entitled to a tax refund on an existing unused investment incentive certificate amounting YTL 6,078 thousands.

- A part of the Bank's non-performing loan portfolio amounting YTL 98,221 thousands was sold to a local asset management company at a sale price of YTL 28,898 thousands. The sale price was fully recognized as income as of 3 April 2008, as the sold receivables had been fully provisoned in the Bank's financial statements previously.

- Social Security Law No. 5754 which requires the transfer of the liabilities of the members of "Türkiye Garanti Bankası Anonim Şirketi Memur ve Müstahdemleri Emekli ve Yardım Sandığı Vakfı" ("the Fund") established as per the temporary article no. 20 of the Social Security Law No. 506 was accepted and approved by the Turkish Parliament at 17 April 2008 and enacted at 8 May 2008.

30 Subsequent event

As per the decision made at the extraordinary general meeting of Visa Europe Ltd for the allocation of earnings received through conversion of certain shares that Visa Europe Ltd has in Visa Inc., into cash proportionally according to the contribution of the members to the earnings of Visa Europe Ltd, a payment of USD 12.2 millions has been made to the Bank being a member of the Visa payment system on 21 October 2008. After deducting the banking and insurance transaction tax at the rate of 5%, the remaining collected amount has been recorded as income in the current period.

Furthermore, as a part the same decision, Visa Inc.'s shares that Visa Europe Ltd has but was not converted into cash, have been distributed free of charge among the members of the Visa payment system, and the Bank recognized 153,048 shares of Visa Inc. at a face value of USD 15.30 in its accounting records.

....

RECEIVED
2008 NOV 24 A 11:26
FICE OF INTERNATIONAL
CORPORATE FINANCE

Türkiye Garanti Bankası Anonim Şirketi

And Its Financial Affiliates

Consolidated Financial Statements

As of and For the Nine-Month Period Ended

30 September 2008

(Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish)

With Independent Auditors' Review Report Thereon

Akis Bağımsız Denetim ve Serbest
Muhasebeci Mali Müşavirlik AŞ

7 November 2008

This report contains "Independent Auditors' Review Report" comprising 1 page and; "Consolidated Financial Statements and Related Disclosures and Footnotes" comprising 80 pages.

KPMG

Akis Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş.
Yapı Kredi Plaza C Blok Kat 17
Büyükdere Caddesi
Levent 34330 İstanbul

Telephone +90 (212) 317 74 00
Fax +90 (212) 317 73 00
Internet www.kpmg.com.tr

Convenience Translation of the Independent Auditors' Review Report Originally Prepared and Issued in Turkish (See Note 3.1.1)

To the Board of Directors of Türkiye Garanti Bankası AŞ:

We have reviewed the consolidated balance sheet of Türkiye Garanti Bankası AŞ ("the Bank") and its financial affiliates as of 30 September 2008 and the related consolidated income statement, statement of cash flows and statement of changes in shareholders' equity for the nine-month period then ended. These financial statements are the responsibility of the Bank's management. Our responsibility, as independent auditors is to issue a report on these financial statements based on our review.

We conducted our review in accordance with the accounting and reporting system and the regulations on the accounting and independent audit principles as per the (Turkish) Banking Law No. 5411. These regulations require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of the personnel of the Bank and analytical procedures applied to financial data and thus provide less assurance than an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated financial statements are not presented fairly, in all material respects, the financial position of the Bank and its financial affiliates as of 30 September 2008 and the result of its operations and cash flows for the nine-month period then ended in accordance with the accounting principles and standards that are based on the current regulations described in Articles 37 and 38 of the (Turkish) Banking Law No. 5411 and other communiques, disclosures and directives issued by the Banking Regulatory and Supervisory Agency.

İstanbul,
7 November 2008

Akis Bağımsız Denetim ve Serbest
Muhasebeci Mali Müşavirlik
Anonim Şirketi

Murat ALSAN
Partner, Certified Public Accountant

Additional paragraph for convenience translation to English:

As explained in Note 3.1.1, the accompanying financial statements are not intended to present the financial position and results of operations in accordance with the accounting principles and practices generally accepted in countries and jurisdictions other than Turkey.

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliates

Consolidated Interim Financial Report
as of and for the Nine-Month Period Ended 30 September 2008

Levent Nispetiye Mah.Aytar Cad.
No:2 Beşiktaş 34340 Istanbul
Telephone: 212 318 18 18
Fax: 212 216 64 22
www.garanti.com.tr
www.garantibank.com.tr
investorrelations@garanti.com.tr

The consolidated interim financial report for the nine-month period ended 30 September 2008 prepared in accordance with the communique of Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks as regulated by Banking Regulation and Supervision Agency, is comprised of the following sections:

1. General Information about Parent Bank
2. Consolidated Financial Statements of Parent Bank
3. Accounting Policies
4. Consolidated Financial Position and Results of Operations of Group
5. Disclosures and Footnotes on Consolidated Financial Statements
6. Independent Auditors' Review Report

The consolidated subsidiaries and associates in the scope of this consolidated interim financial report are the followings:

Subsidiaries	**Associates**
1.Garanti Bank International NV	1.Eureko Sigorta AŞ
2.Garanti Finansal Kiralama AŞ	
3.Garanti Bank Moscow	
4.Garanti Faktoring Hizmetleri AŞ	
5.Garanti Emeklilik ve Hayat AŞ	
6.Garanti Yatırım Menkul Kıymetler AŞ	
7.Garanti Portföy Yönetimi AŞ	
8.Garanti Financial Services Plc	
9.Garanti Fund Management Co Ltd	

The consolidated financial statements and related disclosures and footnotes that were subject to independent review, are prepared in accordance with the Regulation on Accounting Applications for Banks and Safeguarding of Documents, Turkish Accounting Standards, Turkish Financial Reporting Standards and the related statements and guidances and in compliance with the financial records of our Bank. Unless stated otherwise, the accompanying consolidated financial statements are presented in thousands of New Turkish Lira (YTL).

Ferit F. Şahenk	**M. Cüneyt Sezgin**	**Des O'Shea**	**S. Ergun Özen**	**Aydın Şenel**	**Aylin Aktürk**
Board of Directors Chairman	Audit Committee Member	Audit Committee Member	General Manager	Executive Vice President Responsible of Financial Reporting	Coordinator

The authorized contact person for questions on this financial report:

Name-Surname/Title: Handan SAYGIN/Senior Vice President of Investor Relations
Phone no: 90 212 318 23 50
Fax no: 90 212 216 59 02

(Thousands of New Turkish Lira (YTL))

1 General Information

1.1 History of parent bank including its incorporation date, initial legal status, amendments to legal status

Türkiye Garanti Bankası Anonim Şirketi (the Bank) was established by the decree of Council of Ministers numbered 3/4010 dated 11 April 1946 and its "Articles of Association" was issued in the Official Gazette dated 25 April 1946. The Bank provides banking services through 698 domestic branches, five foreign branches and four representative offices abroad. The Bank's head office is located in Istanbul.

1.2 Parent bank's shareholder structure, management and internal audit, direct and indirect shareholders, change in shareholder structure during period and information on its risk group

As of 30 September 2008, group of companies under Doğuş Holding AŞ that currently owns 30.52% shares of the Bank, is called as the Doğuş Group (the Group). On 22 December 2005, Doğuş Holding AŞ had completed the sale of 53,550,000,000 shares composing 25.5% of the Bank's issued share capital to "GE Araştırma ve Müşavirlik Limited Şti." of General Electric (GE) group. Accordingly, GE acquired a joint control on the Bank's management. On 27 December 2007, GE Araştırma ve Müşavirlik Limited Şti. has sold 9,765,000,000 shares of the Bank at a nominal value of YTL 97.650 each to Doğuş Holding AŞ, representing 4.65% of the issued share capital of Türkiye Garanti Bankası AŞ.

Doğuş Group

The Group was established in 1951 as a construction and contracting firm. Today, in addition to the construction sector, the Group operates in a variety of business consisting of financial services, automotive, media, tourism and service sectors with more than 19,800 employees. The Group operates partnerships and has distribution, management and franchise agreements with internationally recognized brand names, such as Volkswagen, Audi, Bentley, Porsche, Seat, Scania, ITT Sheraton, Hyatt Regency, Jeeves, Armani, Gucci and CNBC. In the construction sector, the Group has an important role in certain ongoing projects such as Araklı-İyidere and Sinop-Boyabat motorways, Kadıköy-Kartal and Otogar-Bağcılar subways, Yusufeli and Artvin dams, Ukraine Dnyeper bridge. The Group has tourism investments such as Sheraton Voyager, Club Aldiana and Paradise Side Apart Otel and five marinas which are adjudicated by "build, operate and transfer model" such as Dalaman, Didim, Turgutreis, Bodrum and Antalya.

The investments of the Group in the financial sector are; Türkiye Garanti Bankası AŞ, Garanti Bank International NV, Garanti Bank Moscow, Garanti Finansal Kiralama AŞ, Garanti Yatırım Menkul Kıymetler AŞ, Garanti Portföy Yönetimi AŞ, Garanti Emeklilik ve Hayat AŞ, Garanti Faktoring Hizmetleri AŞ, Garanti Ödeme Sistemleri AŞ, Eureko Sigorta AŞ, Doğuş GE Gayrimenkul Yatırım Ortaklığı AŞ and Volkswagen Doğuş Tüketici Finansmanı AŞ.

General Electric Group

GE is a company providing variety of technology, media and financial services including aircraft engine and energy production, water and security technologies, medical systems, corporate-retail financing services and media services. GE operates in more than 100 countries through its six major business lines providing services through their own business units with more than 300 thousand employees. These six business lines are; GE Consumer Finance, GE Commercial Finance, GE Healthcare, GE Industrial, GE Infrastructure and NBC Universal.

(Thousands of New Turkish Lira (YTL))

GE Consumer Finance, one of its six major business lines extend loans to consumers, retailers and car vendors in 41 countries. GE Consumer Finance provides variety of financial products such as store credit cards, consumer loans, bank cards, automobile loans and leasing, mortgage, corporate traveling and spending cards, debt consolidation, housing loans against mortgage and credit insurance.

1.3 Information on parent bank's board of directors chairman and members, audit committee members, chief executive officer, executive vice presidents and their shareholdings in the bank

Board of Directors Chairman and Members:

Name and Surname	Responsibility	Appointment Date	Education	Experience in Banking and Business Administration
Ferit Faik Şahenk	Chairman	18.04.2001	University	18 years
Süleyman Sözen	Vice Chairman	08.07.2003	University	26 years
Muammer Cüneyt Sezgin	Member of BOD and Audit Committee	30.06.2004	PhD	20 years
Dr. Ahmet Kamil Esirtgen	Member	19.03.1992	PhD	34 years
Charles Edward Alexander	Member	22.12.2005	University	28 years
Des O'Shea	Member of BOD and Audit Committee	02.11.2006	University	31 years
Dmitri Lysander Stockton	Member	22.12.2005	University	17 years
Sait Ergun Özen	Member and CEO	14.05.2003	University	21 years

As of 30 July 2008, Oliver B.R.V. Piani resigned from his board member position. At the Board of Directors' Meeting held on 8 October 2008, Denis Arthur Hall has been assigned for his vacant position.

CEO and Executive Vice Presidents:

Name and Surname	Responsibility	Appointment Date	Education	Experience in Banking and Business Administration
Sait Ergun Özen	CEO	01.04.2000	University	21 years
Adnan Memiş	EVP-Support Services	03.06.1991	Master	30 years
Afzal Mohammed Modak	EVP-Finance & Accounting	20.07.2007	Master	23 years
Ali Fuat Erbil	EVP-Retail Banking	30.04.1999	PhD	16 years
Ali Temel	EVP-Loans	21.10.1999	University	18 years
Gökhan Erun	EVP-Human Resources & Investment Banking	18.08.2005	Master	14 years
Faruk Nafiz Karadere	EVP-SME Banking	01.05.1999	University	26 years
Halil Hüsnü Erel	EVP-Operational Services	16.06.1997	University	23 years
Uruz Ersözoğlu	EVP-Treasury	03.04.2006	University	17 years
Tolga Egemen	EVP-Financial Institutions & Corporate Banking	21.09.2000	University	16 years
Turgay Gönensin	EVP-Commercial Banking	15.12.2001	University	23 years
Aydın Şenel	EVP- General Accounting & Financial Reporting	02.03.2006	University	27 years
Zekeriya Öztürk	EVP- International Business Development	02.03.2006	Master	13 years

The top management listed above does not hold any unquoted shares of the Bank.

(Thousands of New Turkish Lira (YTL))

1.4 Information on parent bank's qualified shareholders

Company	Shares	Ownership	Paid-in Capital	Unpaid Portion
Doğuş Holding AŞ	1,119,800	26.6619%	1,119,800	-
GE Araştırma ve Müşavirlik Limited Şti	875,712	20.8503%	875,712	-

According to the decision made at the "General Assembly of Founder Shares Owners" and the "Extraordinary General Shareholders" meetings held on 13 June 2008, the Bank repurchased all the 370 founder share-certificates issued in order to redeem and exterminate them, subsequent to the permissions obtained from the related legal authorities, at a value of YTL 3,876 thousands each in accordance with the report prepared by the court expert and approved by the Istanbul 5th Commercial Court of First Instance. A total payment of YTL 1,434,233 thousands has been made to the owners of 368 founder share-certificates from "extraordinary reserves", and the value of remaining 2 founder share-certificates has been blocked in the bank accounts.

Subsequent to these purhases, the clauses 15, 16 and 45 of the Articles of Association of the Bank have been revised accordingly.

1.5 Summary information on parent bank's activities and services

Activities of the Bank as stated at the third clause of its Articles of Association are as follows:

- All banking operations,
- Participating in, establishing, and trading the shares of enterprises at various sectors within the limits setforth by the Banking Law;
- Providing attorneyship, insurance agency, brokerage and freight services in relation with banking activities,
- Purchasing/selling debt securities, treasury bills, government bonds and other share certificates issued by Turkish government and other official and private institutions,
- Developing economical and financial relations with foreign organizations,
- Dealing with all economic operations in compliance with the Banking Law.

The Bank's activities are not limited to those disclosed in that third clause, but whenever the Board of Directors deems any operations other than those stated above to be of benefit to the Bank, it is recommended in the general meeting, and the launching of the related project depends on the decision taken during the General Assembly which results in a change in the Articles of Association and on the approval of this decision by the Ministry of Industry and Commerce. Accordingly, the approved decision is added to the Articles of Association.

The Bank is not a specialized bank but deals with all kinds of banking activities. Deposits are the main sources of the lendings to the customers. The Bank grants loans to companies operating in various sectors while aiming to maintain the required level of efficiency and profitability.

The Bank also grants non-cash loans to its customers; especially letters of guarantee, letters of credit and acceptance credits.

2 Consolidated Financial Statements

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliates

Consolidated Balance Sheet

At 30 September 2008

ASSETS		Footnotes	THOUSANDS OF NEW TURKISH LIRA (YTL)					
			CURRENT PERIOD 30 September 2008			PRIOR PERIOD 31 December 2007		
			YTL	FC	Total	YTL	FC	Total
I.	**CASH AND BALANCES WITH CENTRAL BANK**	5.1.1	**1,226,269**	**3,743,389**	**4,969,658**	**3,186,970**	**4,050,061**	**7,237,031**
II.	**FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS (Net)**	5.1.2	**357,712**	**402,592**	**760,304**	**281,010**	**750,690**	**1,031,700**
2.1	Financial assets held for trading		205,449	313,450	518,899	236,454	690,782	927,236
2.1.1	Government securities		182,896	39,334	222,230	225,090	107,044	332,134
2.1.2	Equity securities		12,855	13	12,868	1,462	-	1,462
2.1.3	Other securities		9,698	274,103	283,801	9,902	583,738	593,640
2.2	Financial assets valued at fair value through profit or loss		-	-	-	-	-	-
2.2.1	Government securities		-	-	-	-	-	-
2.2.2	Equity securities		-	-	-	-	-	-
2.2.3	Other securities		-	-	-	-	-	-
2.3	Derivative financial assets held for trading		152,263	89,142	241,405	44,556	59,908	104,464
III.	**BANKS**	5.1.3	**1,769,094**	**4,099,079**	**5,868,173**	**1,058,305**	**3,497,847**	**4,556,152**
IV.	**INTERBANK MONEY MARKETS**		**299,558**	-	**299,558**	-	-	-
4.1	Interbank money market placements		-	-	-	-	-	-
4.2	Istanbul Stock Exchange money market placements		5,058	-	5,058	-	-	-
4.3	Receivables from reverse repurchase agreements		294,500	-	294,500	-	-	-
V.	**FINANCIAL ASSETS AVAILABLE-FOR-SALE (Net)**	5.1.4	**11,352,285**	**2,984,322**	**14,336,607**	**9,839,136**	**3,712,231**	**13,551,367**
5.1	Equity securities		22,153	33,185	55,338	37,193	37,674	74,867
5.2	Government securities		10,947,188	946,598	11,893,786	9,690,401	2,268,068	11,958,469
5.3	Other securities		382,944	2,004,539	2,387,483	111,542	1,406,489	1,518,031
VI.	**LOANS**	5.1.5	**28,372,132**	**21,417,340**	**49,789,472**	**22,649,101**	**17,378,545**	**40,027,646**
6.1	Loans		27,926,120	21,415,007	49,341,127	22,342,086	17,378,520	39,720,606
6.1.1	Loans to bank's risk group	5.7	36,470	159,054	195,524	22,720	51,941	74,661
6.1.2	Other		27,889,650	21,255,953	49,145,603	22,319,366	17,326,579	39,645,945
6.2	Loans under follow-up		1,053,861	12,642	1,066,503	846,538	5,776	852,314
6.3	Specific provisions (-)		607,849	10,309	618,158	539,523	5,751	545,274
VII.	**FACTORING RECEIVABLES**	5.1.6	**401,838**	**329,896**	**731,734**	**345,643**	**148,757**	**494,400**
VIII.	**INVESTMENTS HELD-TO-MATURITY (Net)**	5.1.7	**5,924,786**	**1,441,305**	**7,366,091**	**3,498,885**	**801,475**	**4,300,360**
8.1	Government securities		5,924,786	1,415,077	7,339,863	3,495,683	777,619	4,273,302
8.2	Other securities		-	26,228	26,228	3,202	23,856	27,058
IX.	**INVESTMENTS IN ASSOCIATES (Net)**	5.1.8	**36,603**	-	**36,603**	**29,260**	-	**29,260**
9.1	Associates consolidated under equity accounting		36,603	-	36,603	28,997	-	28,997
9.2	Unconsolidated associates		-	-	-	263	-	263
9.2.1	Financial investments in associates		-	-	-	-	-	-
9.2.2	Non-financial investments in associates		-	-	-	263	-	263
X.	**INVESTMENTS IN SUBSIDIARIES (Net)**	5.1.9	**10,129**	**571**	**10,700**	**9,694**	**540**	**10,234**
10.1	Unconsolidated financial investments in subsidiaries		418	571	989	418	540	958
10.2	Unconsolidated non-financial investments in subsidiaries		9,711	-	9,711	9,276	-	9,276
XI.	**INVESTMENTS IN JOINT-VENTURES (Net)**	5.1.10	-	-	-	-	-	-
11.1	Joint-ventures consolidated under equity accounting		-	-	-	-	-	-
11.2	Unconsolidated joint-ventures		-	-	-	-	-	-
11.2.1	Financial investments in joint-ventures		-	-	-	-	-	-
11.2.2	Non-financial investments in joint-ventures		-	-	-	-	-	-
XII.	**LEASE RECEIVABLES (Net)**	5.1.11	**505,098**	**1,485,555**	**1,990,653**	**549,408**	**1,396,241**	**1,945,649**
12.1	Financial lease receivables		626,423	1,674,770	2,301,193	690,122	1,560,826	2,250,948
12.2	Operational lease receivables		-	-	-	-	-	-
12.3	Others		-	-	-	-	-	-
12.4	Unearned income (-)		121,325	189,215	310,540	140,714	164,585	305,299
XIII.	**DERIVATIVE FINANCIAL ASSETS HELD FOR RISK MANAGEMENT**	5.1.12	-	**2,150**	**2,150**	-	**31,960**	**31,960**
13.1	Fair value hedges		-	-	-	-	-	-
13.2	Cash flow hedges		-	2,150	2,150	-	31,960	31,960
13.3	Net foreign investment hedges		-	-	-	-	-	-
XIV.	**TANGIBLE ASSETS (Net)**	5.1.13	**1,044,409**	**82,252**	**1,126,661**	**1,048,771**	**72,321**	**1,121,092**
XV.	**INTANGIBLE ASSETS (Net)**	5.1.14	**29,096**	**4,233**	**33,329**	**24,926**	**3,127**	**28,053**
15.1	Goodwill		6,388	-	6,388	6,388	-	6,388
15.2	Other intangibles		22,708	4,233	26,941	18,538	3,127	21,665
XVI.	**INVESTMENT PROPERTY (Net)**	5.1.15	-	-	-	-	-	-
XVII.	**TAX ASSET**		**68,905**	**6,838**	**75,743**	**63,263**	**311**	**63,574**
17.1	Current tax asset		1,842	-	1,842	5,222	-	5,222
17.2	Deferred tax asset	5.1.16	67,063	6,838	73,901	58,041	311	58,352
XVIII.	**ASSETS HELD FOR SALE AND ASSETS OF DISCONTINUED OPERATIONS (Net)**	5.1.17	**79,989**	-	**79,989**	**112,886**	-	**112,886**
18.1	Asset held for resale		79,989	-	79,989	112,886	-	112,886
18.2	Assets of discontinued operations		-	-	-	-	-	-
XIX.	**OTHER ASSETS**	5.1.18	**1,526,615**	**146,004**	**1,672,619**	**1,484,191**	**122,938**	**1,607,129**
	TOTAL ASSETS		**53,004,518**	**36,145,526**	**89,150,044**	**44,181,449**	**31,967,044**	**76,148,493**

The accompanying notes are an integral part of these consolidated financial statements.

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliates
Consolidated Balance Sheet
At 30 September 2008

	LIABILITIES AND SHAREHOLDERS' EQUITY	Footnotes	THOUSANDS OF NEW TURKISH LIRA (YTL)					
			CURRENT PERIOD 30 September 2008			PRIOR PERIOD 31 December 2007		
			YTL	FC	Total	YTL	FC	Total
I.	**DEPOSITS**	5.2.1	**25,959,552**	**27,401,812**	**53,361,364**	**20,196,472**	**23,493,058**	**43,689,530**
1.1	Deposits from bank's risk group	5.7	237,504	410,175	647,679	204,546	135,893	340,439
1.2	Other		25,722,048	26,991,637	52,713,685	19,991,926	23,357,165	43,349,091
II.	**DERIVATIVE FINANCIAL LIABILITIES HELD FOR TRADING**	5.2.2	**188,730**	**168,957**	**357,687**	**501,205**	**37,388**	**538,593**
III.	**FUNDS BORROWED**	5.2.3	**3,085,366**	**9,543,852**	**12,629,218**	**1,812,519**	**9,088,223**	**10,900,742**
IV.	**INTERBANK MONEY MARKETS**	5.2.4	**7,035,199**	**1,164,134**	**8,199,333**	**7,447,905**	**1,144,051**	**8,591,956**
4.1	Interbank money market takings		-	-	-	-	-	-
4.2	Istanbul Stock Exchange money market takings		-	-	-	-	-	-
4.3	Obligations under repurchase agreements		7,035,199	1,164,134	8,199,333	7,447,905	1,144,051	8,591,956
V.	**SECURITIES ISSUED (Net)**		-	-	-	-	-	-
5.1	Bills		-	-	-	-	-	-
5.2	Asset backed securities		-	-	-	-	-	-
5.3	Bonds		-	-	-	-	-	-
VI.	**FUNDS**		-	-	-	-	-	-
6.1	Borrower funds		-	-	-	-	-	-
6.2	Other		-	-	-	-	-	-
VII.	**MISCELLANEOUS PAYABLES**		**2,872,051**	**121,224**	**2,993,275**	**2,384,138**	**129,090**	**2,513,228**
VIII.	**OTHER EXTERNAL FUNDINGS PAYABLE**		**111,182**	**241,823**	**353,005**	**863,062**	**298,408**	**1,161,470**
IX.	**FACTORING PAYABLES**	5.2.5	-	-	-	-		-
X.	**LEASE PAYABLES (Net)**	5.2.6	-	**4,108**	**4,108**	-	**4,115**	**4,115**
10.1	Financial lease payables		-	4,108	4,108	-	4,115	4,115
10.2	Operational lease payables		-	-	-	-	-	-
10.3	Others		-	-	-	-	-	-
10.4	Deferred expenses (-)		-	-	-	-	-	-
XI.	**DERIVATIVE FINANCIAL LIABILITIES HELD FOR RISK MANAGEMENT**	5.2.7	-	**4,187**	**4,187**	-	**249**	**249**
11.1	Fair value hedges		-	-	-	-	-	-
11.2	Cash flow hedges		-	4,187	4,187	-	249	249
11.3	Net foreign investment hedges		-	-	-	-	-	-
XII.	**PROVISIONS**	5.2.8	**1,027,765**	**18,950**	**1,046,715**	**651,197**	**22,225**	**673,422**
12.1	General provisions		380,879	15,709	396,588	265,965	14,695	280,660
12.2	Restructuring reserves		-	-	-	-	-	-
12.3	Reserve for employee benefits		225,500	-	225,500	143,883	-	143,883
12.4	Insurance technical provisions (Net)		121,821	-	121,821	101,150	-	101,150
12.5	Other provisions		299,565	3,241	302,806	140,199	7,530	147,729
XIII.	**TAX LIABILITY**	5.2.9	**359,059**	**15,071**	**374,130**	**217,521**	**3,219**	**220,740**
13.1	Current tax liability		359,032	15,071	374,103	217,521	3,189	220,710
13.2	Deferred tax liability		27	-	27	-	30	30
XIV.	**LIABILITIES FOR ASSETS HELD FOR SALE AND ASSETS OF DISCONTINUED OPERATIONS (Net)**	5.2.10	-	-	-	-	-	-
14.1	Asset held for sale		-	-	-	-	-	-
14.2	Assets of discontinued operations		-	-	-	-	-	-
XV.	**SUBORDINATED DEBTS**	5.2.11	-	**766,648**	**766,648**	-	**728,771**	**728,771**
XVI.	**SHAREHOLDERS' EQUITY**	5.2.12	**9,072,740**	**(12,366)**	**9,060,374**	**6,983,672**	**142,005**	**7,125,677**
16.1	Paid-in capital		4,200,000	-	4,200,000	2,100,000	-	2,100,000
16.2	Capital reserves		1,353,124	(19,242)	1,333,882	886,218	139,484	1,025,702
16.2.1	Share premium		11,880	-	11,880	-	-	-
16.2.2	Share cancellation profits		-	-	-	-	-	-
16.2.3	Securities value increase fund		(23,268)	(17,245)	(40,513)	81,517	108,020	189,537
16.2.4	Revaluation surplus on tangible assets		597,090	-	597,090	29,864	-	29,864
16.2.5	Revaluation surplus on intangible assets		-	-	-	-	-	-
16.2.6	Revaluation surplus on investment property		-	-	-	-	-	-
16.2.7	Bonus shares of associates, subsidiaries and joint-ventures		1,509	-	1,509	1,509	-	1,509
16.2.8	Hedging reserves (effective portion)		(6,641)	(1,997)	(8,638)	774	31,464	32,238
16.2.9	Revaluation surplus on assets held for sale and assets of discontinued operations		-	-	-	-	-	-
16.2.10	Other capital reserves		772,554	-	772,554	772,554	-	772,554
16.3	Profit reserves		1,986,881	6,876	1,993,757	1,560,342	2,521	1,562,863
16.3.1	Legal reserves		280,952	3,342	284,294	165,846	2,521	168,367
16.3.2	Status reserves		-	-	-	-	-	-
16.3.3	Extraordinary reserves		1,681,758	-	1,681,758	1,388,561	-	1,388,561
16.3.4	Other profit reserves		24,171	3,534	27,705	5,935	-	5,935
16.4	Profit or loss		1,501,121	-	1,501,121	2,413,778	-	2,413,778
16.4.1	Prior periods profit/loss		-	-	-	-	-	-
16.4.2	Current period net profit/loss		1,501,121	-	1,501,121	2,413,778	-	2,413,778
16.5	Minority interest		31,614	-	31,614	23,334	-	23,334
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**49,711,644**	**39,438,400**	**89,150,044**	**41,057,691**	**35,090,802**	**76,148,493**

The accompanying notes are an integral part of these consolidated financial statements.

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliates

Consolidated Off-Balance Sheet Items

At 30 September 2008

OFF-BALANCE SHEET ITEMS		Footnotes	THOUSANDS OF NEW TURKISH LIRA (YTL)					
			CURRENT PERIOD 30 September 2008			PRIOR PERIOD 31 December 2007		
			YTL	FC	Total	YTL	FC	Total
A. OFF-BALANCE SHEET COMMITMENTS AND CONTINGENCIES (I+II+III			**29,073,805**	**44,442,676**	**73,516,481**	**23,960,000**	**32,425,848**	**56,385,848**
I.	**GUARANTEES AND SURETIES**	5.3.1	**4,189,450**	**9,685,056**	**13,874,506**	**3,921,013**	**8,881,279**	**12,802,292**
1.1.	Letters of guarantee		4,079,450	6,006,346	10,085,796	3,920,019	5,849,586	9,769,605
1.1.1.	Guarantees subject to State Tender Law		238,348	440,397	678,745	306,986	423,552	730,538
1.1.2.	Guarantees given for foreign trade operations		312,417	439,591	752,008	303,752	326,670	630,422
1.1.3.	Other letters of guarantee		3,528,685	5,126,358	8,655,043	3,309,281	5,099,364	8,408,645
1.2.	Bank acceptances		-	112,777	112,777	600	115,887	116,487
1.2.1.	Import letter of acceptance		-	98,486	98,486	600	107,622	108,222
1.2 2.	Other bank acceptances		-	14,291	14,291	-	8,265	8,265
1.3.	Letters of credit		-	3,565,933	3,565,933	394	2,915,806	2,916,200
1.3.1.	Documentary letters of credit		-	570	570	-	1,649	1,649
1.3 2.	Other letters of credit		-	3,565,363	3,565,363	394	2,914,157	2,914,551
1.4	Guaranteed prefinancings		-	-	-	-	-	-
1.5.	Endorsements		-	-	-	-	-	-
1.5.1.	Endorsements to the Central Bank of Turkey		-	-	-	-	-	-
1.5.2	Other endorsements		-	-	-	-	-	-
1.6.	Underwriting commitments		-	-	-	-	-	-
1.7.	Factoring related guarantees		-	-	-	-	-	-
1.8.	Other guarantees		110,000	-	110,000	-	-	-
1.9.	Other sureties		-	-	-	-	-	-
II.	**COMMITMENTS**		**14,663,809**	**4,251,392**	**18,915,201**	**13,139,200**	**3,764,471**	**16,903,671**
2.1.	Irrevocable commitments		14,663,809	4,250,850	18,914,659	13,139,200	3,764,081	16,903,281
2.1.1.	Asset purchase commitments		326,081	1,303,184	1,629,265	50,554	1,689,412	1,739,966
2.1.2.	Deposit purchase and sales commitments		-	-	-	-	-	-
2.1.3.	Share capital commitments to associates and subsidiaries		812	-	812	812	-	812
2.1.4.	Loan granting commitments		3,030,605	1,688,776	4,719,381	2,327,523	1,013,639	3,341,162
2.1.5.	Securities issuance brokerage commitments		-	-	-	-	-	-
2.1.6	Commitments for reserve deposit requirements		-	-	-	-	-	-
2.1.7.	Commitments for cheque payments		1,420,441	-	1,420,441	1,852,451	-	1,852,451
2.1.8	Tax and fund obligations on export commitments		23,649	-	23,649	24,398	-	24,398
2.1.9.	Commitments for credit card limits		8,598,011	18,710	8,616,721	7,619,252	-	7,619,252
2.1.10	Commitments for credit cards and banking services related promotions		-	-	-	-	-	-
2.1.11.	Receivables from "short" sale commitments on securities		-	-	-	-	-	-
2.1.12.	Payables from "short" sale commitments on securities		-	-	-	-	-	-
2.1.13.	Other irrevocable commitments		1,264,210	1,240,180	2,504,390	1,264,210	1,061,030	2,325,240
2 2.	Revocable commitments		-	542	542	-	390	390
2.2.1.	Revocable loan granting commitments		-	-	-	-	-	-
2.2 2.	Other revocable commitments		-	542	542	-	390	390
III.	**DERIVATIVE FINANCIAL INSTRUMENTS**	5 3.2	**10,220,546**	**30,506,228**	**40,726,774**	**6,899,787**	**19,780,098**	**26,679,885**
3.1.	Derivative financial instruments held for risk managemen		-	98,728	98,728	-	58,282	58,282
3.1.1.	Fair value hedges		-	-	-	-	-	-
3.1.2.	Cash flow hedges		-	98,728	98,728	-	58,282	58,282
3.1.3.	Net foreign investment hedges		-	-	-	-	-	-
3.2.	Trading derivatives		10,220,546	30,407,500	40,628,046	6,899,787	19,721,816	26,621,603
3.2.1.	Forward foreign currency purchases/sales		1,186,483	1,761,586	2,948,069	863,438	1,217,606	2,081,044
3.2.1.1.	Forward foreign currency purchases		638,490	859,193	1,497,683	340,766	665,557	1,006,323
3 2.1.2.	Forward foreign currency sales		547,993	902,393	1,450,386	522,672	552,049	1,074,721
3 2.2.	Currency and interest rate swaps		6,293,365	17,229,695	23,523,060	4,840,279	10,157,286	14,997,565
3 2.2 1.	Currency swaps-purchases		2,168,287	9,412,119	11,580,406	1,215,757	6,023,664	7,239,421
3.2.2.2.	Currency swaps-sales		4,125,078	7,794,327	11,919,405	3,622,066	4,123,014	7,745,080
3.2.2.3.	Interest rate swaps-purchases		-	11,600	11,600	417	5,401	5,818
3.2.2.4.	Interest rate swaps-sales		-	11,649	11,649	2,039	5,207	7,246
3.2.3.	Currency, interest rate and security options		2,682,132	10,754,724	13,436,856	1,077,653	7,711,274	8,788,927
3.2.3.1.	Currency call options		1,191,045	4,642,104	5,833,149	370,616	3,798,693	4,169,309
3.2 3.2.	Currency put options		1,437,091	4,528,587	5,965,678	635,057	3,417,318	4,052,375
3.2.3.3.	Interest rate call options		-	768,824	768,824	-	81,200	81,200
3.2.3.4.	Interest rate put options		-	682,024	682,024	-	-	-
3.2.3.5.	Security call options		47,761	71,601	119,362	37,344	113,283	150,627
3.2.3.6	Security put options		6,235	61,584	67,819	34,636	300,780	335,416
3.2.4.	Currency futures		52,766	43,508	96,274	114,417	82,650	197,067
3.2 4.1.	Currency futures-purchases		44,809	540	45,349	83,070	2,219	85,289
3.2 4 2.	Currency futures-sales		7,957	42,968	50,925	31,347	80,431	111,778
3.2.5.	Interest rate futures		-	-	-	-	-	-
3.2.5.1.	Interest rate futures-purchases		-	-	-	-	-	-
3.2.5.2.	Interest rate futures-sales		-	-	-	-	-	-
3.2.6.	Others		5,800	617,987	623,787	4,000	553,000	557,000
B. CUSTODY AND PLEDGED ITEMS (IV+V+VI)			**153,371,353**	**88,512,210**	**241,883,563**	**129,941,310**	**67,836,609**	**197,777,919**
IV.	**ITEMS HELD IN CUSTODY**		**45,409,626**	**13,260,431**	**58,670,057**	**46,920,619**	**12,856,015**	**59,776,634**
4.1.	Customers' securities held		25,051,078	3,322,789	28,373,867	21,162,119	3,625,534	24,787,653
4.2.	Investment securities held in custody		12,822,408	743,778	13,566,186	20,241,857	1,385,719	21,627,576
4.3.	Checks received for collection		5,729,378	800,974	6,530,352	4,204,954	494,980	4,699,934
4.4	Commercial notes received for collection		1,776,324	1,633,412	3,409,736	1,281,717	1,631,219	2,912,936
4.5.	Other assets received for collection		8,262	6,461,978	6,470,240	7,197	5,402,214	5,409,411
4 6.	Assets received through public offering		-	20,877	20,877	-	18,805	18,805
4.7.	Other items under custody		22,176	276,623	298,799	22,775	297,544	320,319
4.8.	Custodians		-	-	-	-	-	-
V.	**PLEDGED ITEMS**		**107,961,727**	**75,251,779**	**183,213,506**	**83,020,691**	**54,980,594**	**138,001,285**
5.1.	Securities		89,956	-	89,956	169,805	5,555	175,360
5.2.	Guarantee notes		15,758,462	5,670,553	21,429,015	11,971,031	4,942,492	16,913,523
5.3.	Commodities		157	-	157	157	-	157
5 4.	Warranties		-	308,578	308,578	-	463,776	463,776
5.5.	Real estates		18,635,610	16,682,914	35,318,524	13,345,519	7,900,332	21,245,851
5.6.	Other pledged items		73,477,372	52,589,367	126,066,739	57,534,009	41,668,096	99,202,105
5.7.	Pledged items-depository		170	367	537	170	343	513
VI.	**CONFIRMED BILLS OF EXCHANGE AND SURETIES**		-	-	-	-	-	-
	TOTAL OFF-BALANCE SHEET ITEMS (A+B)		**182,445,158**	**132,954,886**	**315,400,044**	**153,901,310**	**100,262,457**	**254,163,767**

The accompanying notes are an integral part of these consolidated financial statements.

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliates
Consolidated Income Statement
For the Nine-Month Period Ended 30 September 2008

	INCOME AND EXPENSE ITEMS	Footnotes	THOUSANDS OF NEW TURKISH LIRA (YTL) CURRENT PERIOD 1 January 2008-30 September 2008	PRIOR PERIOD 1 January 2007-30 September 2007	CURRENT PERIOD 1 July 2008-30 September 2008	PRIOR PERIOD 1 July 2007-30 September 2007
I.	INTEREST INCOME	5.4.1	7,090,525	5,709,478	2,537,592	2,022,540
1.1	Interest income on loans		4,211,667	3,195,595	1,489,659	1,188,830
1.2	Interest income on reserve deposits		154,037	133,684	55,668	48,582
1.3	Interest income on banks		299,240	293,721	93,877	114,519
1.4	Interest income on money market transactions		4,178	3,998	2,088	1,792
1.5	Interest income on securities portfolio		2,111,078	1,704,916	793,410	566,151
1.5.1	Trading financial assets		30,030	43,570	10,519	10,192
1.5.2	Financial assets valued at fair value through profit or loss		-	-	-	-
1.5.3	Financial assets available-for-sale		1,635,364	1,113,357	659,187	380,054
1.5.4	Investments held-to-maturity		445,684	547,989	123,704	175,905
1.6	Financial lease income		174,149	133,448	57,429	50,007
1.7	Other interest income		136,176	244,116	45,461	52,659
II.	INTEREST EXPENSE	5.4.2	4,447,452	3,451,257	1,637,762	1,218,435
2.1	Interest on deposits		3,069,828	2,335,859	1,131,301	807,073
2.2	Interest on funds borrowed		636,367	564,798	211,524	233,637
2.3	Interest on money market transactions		737,822	541,436	294,019	175,964
2.4	Interest on securities issued		1,973	2,223	587	759
2.5	Other interest expenses		1,462	6,941	331	1,002
III.	NET INTEREST INCOME (I - II)		2,643,073	2,258,221	899,830	804,105
IV.	NET FEES AND COMMISSIONS INCOME		1,195,284	959,149	398,939	333,794
4.1	Fees and commissions received		1,517,325	1,281,666	522,612	453,084
4.1.1	Non-cash loans		96,219	83,180	34,568	25,294
4.1.2	Others		1,421,106	1,198,486	488,044	427,790
4.2	Fees and commissions paid		322,041	322,517	123,673	119,290
4.2.1	Non-cash loans		257	258	106	96
4.2.2	Others		321,784	322,259	123,567	119,194
V.	DIVIDEND INCOME	5.4.3	2,520	2,866	476	1,017
VI.	NET TRADING INCOME/LOSSES (Net)	5.4.4	122,277	(182,501)	6,590	(81,904)
6.1	Trading account income/losses (Net)		242,738	(379,310)	246,471	(74,232)
6.2	Foreign exchange gains/losses (Net)		(120,461)	196,809	(239,881)	(7,672)
VII.	OTHER OPERATING INCOME	5.4.5	370,922	1,155,234	60,891	191,131
VIII.	TOTAL OPERATING PROFIT (III+IV+V+VI+VII)		4,334,076	4,192,969	1,366,726	1,248,143
IX.	PROVISION FOR LOSSES ON LOANS AND OTHER RECEIVABLES (-)	5.4.6	352,836	249,107	88,432	64,906
X.	OTHER OPERATING EXPENSES (-)	5.4.7	2,101,645	1,520,563	668,911	531,045
XI.	NET OPERATING PROFIT/LOSS (VIII-IX-X)		1,879,595	2,423,299	609,383	652,192
XII.	INCOME RESULTED FROM MERGERS		-	-	-	-
XIII.	INCOME/LOSS FROM INVESTMENTS UNDER EQUITY ACCOUNTING		7,606	832	2,930	832
XIV.	GAIN/LOSS ON NET MONETARY POSITION		-	-	-	-
XV.	PROFIT/LOSS BEFORE TAXES (XI+XII+XIII+XIV)	5.4.8	1,887,201	2,424,131	612,313	653,024
XVI.	PROVISION FOR TAXES (±)	5.4.9	377,790	390,689	131,980	135,757
16.1	Current tax charge		386,858	403,998	131,123	127,596
16.2	Deferred tax charge/(credit)		(9,068)	(13,309)	857	8,161
XVII.	NET OPERATING PROFIT/LOSS AFTER TAXES (XV±XVI)	5.4.10	1,509,411	2,033,442	480,333	517,267
XVIII.	INCOME FROM DISCONTINUED OPERATIONS		-	-	-	-
18.1	Income from assets held for sale		-	-	-	-
18.2	Income from sale of associates, subsidiaries and joint-ventures		-	-	-	-
18.3	Others		-	-	-	-
XIX.	EXPENSES FROM DISCONTINUED OPERATIONS (-)		-	-	-	-
19.1	Expenses on assets held for sale		-	-	-	-
19.2	Expenses on sale of associates, subsidiaries and joint-ventures		-	-	-	-
19.3	Others		-	-	-	-
XX.	PROFIT/LOSS BEFORE TAXES ON DISCONTINUED OPERATIONS (XVIII-XIX)	5.4.8	-	-	-	-
XXI.	PROVISION FOR TAXES OF DISCONTINUED OPERATIONS (±)	5.4.9	-	-	-	-
21.1	Current tax charge		-	-	-	-
21.2	Deferred tax charge/(credit)		-	-	-	-
XXII.	NET PROFIT/LOSS AFTER TAXES ON DISCONTINUED OPERATIONS (XX±XXI)	5.4.10	-	-	-	-
XXIII.	NET PROFIT/LOSS (XVII+XXII)	5.4.11	1,509,411	2,033,442	480,333	517,267
23.1	Equity holders of the bank		1,501,121	2,027,037	477,282	515,164
23.2	Minority interest		8,290	6,405	3,051	2,103
	EARNINGS PER SHARE (full YTL amount per YTL'000 face value each)		585	965	136	245

The accompanying notes are an integral part of these consolidated financial statements.

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliates

Consolidated Statement of Income/Expense Items Accounted under Shareholders' Equity

For the Nine-Month Period Ended 30 September 2008

INCOME AND EXPENSE ITEMS UNDER SHAREHOLDERS' EQUITY		THOUSANDS OF NEW TURKISH LIRA (YTL)	
		CURRENT PERIOD 30 September 2008	PRIOR PERIOD 30 September 2007
I.	MARKET VALUE GAINS ON AVAILABLE FOR SALE ASSETS ACCOUNTED UNDER "SECURITIES VALUE INCREASE FUND"	(262,755)	24,203
II.	REVALUATION SURPLUS ON TANGIBLE ASSETS	-	-
III.	REVALUATION SURPLUS ON INTANGIBLE ASSETS	-	-
IV.	TRANSLATION DIFFERENCES FOR TRANSACTIONS IN FOREIGN CURRENCIES	20,429	(29,054)
V.	GAIN/LOSS ON DERIVATIVE FINANCIAL ASSETS HELD FOR CASH FLOW HEDGES (effective portion)	(41,826)	10,899
VI.	GAIN/LOSS ON DERIVATIVE FINANCIAL ASSETS HELD FOR HEDGES OF NET INVESTMENT IN FOREIGN OPERATIONS (effective portion)	(9,269)	24,934
VII.	EFFECTS OF CHANGES IN ACCOUNTING POLICIES AND CORRECTIONS	-	-
VIII.	OTHER INCOME/EXPENSE ITEMS ACCOUNTED UNDER SHAREHOLDERS' EQUITY AS PER TAS	-	540
IX.	DEFERRED TAXES ON VALUE INCREASES/DECREASES	41,060	(7,169)
X.	NET INCOME/EXPENSE ITEMS ACCOUNTED DIRECTLY UNDER SHAREHOLDERS' EQUITY (I+II+III+IV+V+VI+VII+VIII+IX)	(252,361)	24,354
XI.	CURRENT PERIOD PROFIT/LOSSES	1,509,411	2,033,442
1.1	Net changes in fair value of securities (transferred to income statement)	54,000	6,070
1.2	Gains/losses on derivative financial assets held for cash flow hedges, reclassified and recorded in income statement	-	-
1.3	Gains/losses on hedges of net investment in foreign operations, reclassified and recorded in income statement	-	-
1.4	Others	1,455,411	2,027,372
XII.	TOTAL PROFIT/LOSS ACCOUNTED FOR THE CURRENT PERIOD (X+XI)	1,257,050	2,057,796

The accompanying notes are an integral part of these consolidated financial statements.

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliates
Consolidated Statement of Changes in Shareholders' Equity
For the Nine-Month Period Ended 30 September 2008

THOUSANDS OF NEW TURKISH LIRA (YTL)

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY	Footnotes	Paid-In Capital	Capital Reserves from Inflation Adjustments to Paid-In Capital	Share Premium	Share Cancellation Profits	Legal Reserves	Status Reserves	Extraordinary Reserves	Other Reserves	Current Period Net Profit/(Loss)	Prior Period Profit/(Loss)	Securities Value Increase Fund	Revaluation Surplus on Tangible and Intangible Assets	Bonus Shares of Equity Participations	Hedging Reserves	Revaluation Surplus on Assets Held for Sale and Assets of Discontinued Operations	Shareholders' Equity before Minority Interest	Minority Interest	Total Shareholders' Equity
PRIOR PERIOD - 30 September 2007																			
I. Balances at beginning of the period		2,100,000	772,554	-	-	108,653	-	526,745	36,923	-	1,165,311	122,704	2,147	950	(19,370)	-	4,816,617	7,770	4,824,387
II. Correction made as per TAS 8		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2.1. Effect of corrections		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2.2. Effect of changes in accounting policies		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
III. Adjusted balances at beginning of the period (I+II)		2,100,000	772,554	-	-	108,653	-	526,745	36,923	-	1,165,311	122,704	2,147	950	(19,370)	-	4,816,617	7,770	4,824,387
Changes during the period																			
IV. Mergers		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
V. Market value changes of securities		-	-	-	-	-	-	-	-	-	-	24,202	-	-	-	-	24,202	-	24,202
VI. Hedging reserves		-	-	-	-	-	-	-	-	-	-	-	-	-	28,666	-	28,666	-	28,666
6.1. Cash flow hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	8,719	-	8,719	-	8,719
6.2. Hedge of net investment in foreign operations		-	-	-	-	-	-	-	-	-	-	-	-	-	19,947	-	19,947	-	19,947
VII. Revaluation surplus on tangible assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
VIII. Revaluation surplus on intangible assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
IX. Bonus shares of associates, subsidiaries and joint-ventures		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
X. Translation differences		-	-	-	-	(440)	-	-	(28,614)	-	-	-	-	-	-	-	(29,054)	-	(29,054)
XI. Changes resulted from disposal of assets		-	-	-	-	(4,434)	-	(28,876)	-	-	33,310	(19)	-	559	-	-	540	-	540
XII. Changes resulted from reclassification of assets		-	-	-	-	-	-	-	-	-	3,948	-	-	-	-	-	3,948	7,586	11,534
XIII. Effect of change in equities of associates on bank's equity		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIV. Capital increase		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
14.1. Cash		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
14.2. Internal sources		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XV. Share issuance		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XVI. Share cancellation profits		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XVII. Capital reserves from inflation adjustments to paid-in capital		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XVIII. Others		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIX. Current period net profit/loss		-	-	-	-	-	-	-	-	2,027,037	-	-	-	-	-	-	2,027,037	6,405	2,033,442
XX. Profit distribution		-	-	-	-	64,686	-	890,692	-	-	(1,202,569)	-	27,717	-	-	-	(219,474)	-	(219,474)
20.1. Dividends		-	-	-	-	-	-	-	-	-	(219,474)	-	-	-	-	-	(219,474)	-	(219,474)
20.2. Transfers to reserves		-	-	-	-	64,686	-	890,692	-	-	(955,378)	-	-	-	-	-	-	-	-
20.3. Others		-	-	-	-	-	-	-	-	-	(27,717)	-	27,717	-	-	-	-	-	-
Balances at end of the period (III+IV+V+......+XVIII+XIX+XX)		2,100,000	772,554	-	-	168,465	-	1,388,561	8,309	2,027,037	-	146,887	29,864	1,509	9,296	-	6,652,482	21,761	6,674,243
CURRENT PERIOD - 30 September 2008																			
I. Balances at beginning of the period		2,100,000	772,554	-	-	168,367	-	1,388,561	5,935	-	2,413,778	189,537	29,864	1,509	32,238	-	7,102,343	23,334	7,125,677
Changes during the period	5.5																		
II. Mergers		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
III. Market value changes of securities		-	-	-	-	-	-	-	-	-	-	(237,465)	-	-	-	-	(237,465)	(10)	(237,475)
IV. Hedging reserves		-	-	-	-	-	-	-	-	-	-	-	-	-	(40,876)	-	(40,876)	-	(40,876)
4.1. Cash flow hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	(33,461)	-	(33,461)	-	(33,461)
4.2. Hedge of net investment in foreign operations		-	-	-	-	-	-	-	-	-	-	-	-	-	(7,415)	-	(7,415)	-	(7,415)
V. Revaluation surplus on tangible assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
VI. Revaluation surplus on intangible assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
VII. Bonus shares of associates, subsidiaries and joint-ventures		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
VIII. Translation differences		-	-	-	-	146	-	-	18,429	-	-	7,415	-	-	-	-	25,990	-	25,990
IX. Changes resulted from disposal of assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
X. Changes resulted from reclassification of assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XI. Effect of change in equities of associates on bank's equity		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XII. Capital increase		2,100,000	-	11,880	-	-	-	-	-	-	-	-	-	-	-	-	2,111,880	-	2,111,880
12.1. Cash		2,100,000	-	11,880	-	-	-	-	-	-	-	-	-	-	-	-	2,111,880	-	2,111,880
12.2. Internal sources		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIII. Share issuance	5.5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIV. Share cancellation profits		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XV. Capital reserves from inflation adjustments to paid-in capital		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
XVI. Others		-	-	-	-	-	-	(1,434,233)	-	-	-	-	-	-	-	-	(1,434,233)	-	(1,434,233)
XVII. Current period net profit/loss		-	-	-	-	-	-	-	-	1,501,121	-	-	-	-	-	-	1,501,121	8,290	1,509,411
XVIII. Profit distribution		-	-	-	-	115,781	-	1,727,430	3,341	-	(2,413,778)	-	567,226	-	-	-	-	-	-
18.1. Dividends		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
18.2. Transfers to reserves	5.5	-	-	-	-	115,781	-	1,727,430	-	-	(1,843,211)	-	-	-	-	-	-	-	-
18.3. Others		-	-	-	-	-	-	-	3,341	-	(570,567)	-	567,226	-	-	-	-	-	-
Balances at end of the period (I+II+III+......+XVI+XVII+XVIII)		4,200,000	772,554	11,880	-	284,294	-	1,681,758	27,705	1,501,121	-	(40,513)	597,090	1,509	(8,638)	-	9,028,760	31,614	9,060,374

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi and Its Financial Affiliates

Consolidated Statement of Cash Flows

For the Nine-Month Period Ended 30 September 2008

	STATEMENT OF CASH FLOWS	Footnotes	THOUSANDS OF NEW TURKISH LIRA (YTL) CURRENT PERIOD 30 September 2008	PRIOR PERIOD 30 September 2007
A.	**CASH FLOWS FROM BANKING OPERATIONS**			
1.1	**Operating profit before changes in operating assets and liabilities**	5.6	**2,767,270**	**2,778,052**
1.1.1	Interests received		7,002,228	5,720,280
1.1.2	Interests paid		(4,240,016)	(3,361,675)
1.1.3	Dividend received		2,520	2,866
1.1.4	Fees and commissions received		1,195,284	1,018,433
1.1.5	Other income		603,252	963,447
1.1.6	Collections from previously written-off loans and other receivables		18,014	13,783
1.1.7	Payments to personnel and service suppliers		(1,702,575)	(1,295,374)
1.1.8	Taxes paid		(111,437)	(283,708)
1.1.9	Others		-	-
1.2	**Changes in operating assets and liabilities**	5.6	**2,846,887**	**(1,077,479)**
1.2.1	Net (increase) decrease in financial assets held for trading		424,058	(2,726)
1.2.2	Net (increase) decrease in financial assets valued at fair value through profit or loss		-	-
1.2.3	Net (increase) decrease in due from banks and other financial institutions		2,574,087	(632,168)
1.2.4	Net (increase) decrease in loans		(10,180,769)	(7,362,009)
1.2.5	Net (increase) decrease in other assets		(355,164)	(716,850)
1.2.6	Net increase (decrease) in bank deposits		(333,279)	(406,047)
1.2.7	Net increase (decrease) in other deposits		9,856,497	5,144,641
1.2.8	Net increase (decrease) in funds borrowed		1,323,823	2,487,159
1.2.9	Net increase (decrease) in matured payables		-	-
1.2.10	Net increase (decrease) in other liabilities		(462,366)	410,521
I.	**Net cash flow from banking operations**	5.6	**5,614,157**	**1,700,573**
B.	**CASH FLOWS FROM INVESTING ACTIVITIES**			
II.	**Net cash flow from investing activities**	5.6	**(4,344,975)**	**(1,711,382)**
2.1	Cash paid for purchase of associates, subsidiaries and joint-ventures		-	(453)
2.2	Cash obtained from sale of associates, subsidiaries and joint-ventures		-	95
2.3	Purchases of tangible assets		(215,908)	(176,541)
2.4	Sales of tangible assets		128,722	30,313
2.5	Cash paid for purchase of financial assets available-for-sale, net		(9,061,227)	(5,098,891)
2.6	Cash obtained from sale of financial assets available-for-sale, net		4,221,447	3,107,239
2.7	Cash paid for purchase of investments held-to-maturity		-	(82,984)
2.8	Cash obtained from sale of investments held-to-maturity		581,991	509,840
2.9	Others		-	-
C.	**CASH FLOWS FROM FINANCING ACTIVITIES**			
III.	**Net cash flow from financing activities**		**677,581**	**(219,474)**
3.1	Cash obtained from funds borrowed and securities issued		-	-
3.2	Cash used for repayment of funds borrowed and securities issued		-	-
3.3	Equity instruments issued		2,111,880	-
3.4	Dividends paid		-	(219,474)
3.5	Payments for financial leases		(66)	-
3.6	Others (payments for founder shares repurchased)		(1,434,233)	-
IV.	**Effect of change in foreign exchange rate on cash and cash equivalents**		**(120,461)**	**196,809**
V.	**Net increase/(decrease) in cash and cash equivalents (I+II+III+IV)**	5.6	**1,826,302**	**(33,474)**
VI.	**Cash and cash equivalents at beginning of period**	5.6	**4,293,819**	**4,121,404**
VII.	**Cash and cash equivalents at end of period (V+VI)**	5.6	**6,120,121**	**4,087,930**

The accompanying notes are an integral part of these consolidated financial statements.

(Thousands of New Turkish Lira (YTL))

3 Accounting Policies

3.1 Basis of presentation

As per the Articles 37 and 38 of "Accounting and Recording Rules" of the Turkish Banking Law No 5411 published on the Official Gazette no.25983 dated 1 November 2005 and became effective, the Bank keeps its accounting records and prepares its consolidated financial statements and the related footnotes in accordance with accounting and valuation standards described in "Regulation on Accounting Applications for Banks and Safeguarding of Documents" published by the Banking Regulation and Supervision Agency (BRSA) and in effect since 1 November 2006, Turkish Accounting Standards (TAS), Turkish Financial Reporting Standards (TFRS) and the related statements and guidances.

The accompanying consolidated financial statements are prepared in accordance with the historical cost basis except for the securities at fair value through profit or loss, securities available for sale, investments in associates and subsidiaries that are quoted on the stock exchanges and assets held for sale which are presented on a fair value basis.

The accounting policies and the valuation principles applied in the preparation of the accompanying consolidated financial statements are explained in Notes 3.2 to 3.24.

3.1.1 Additional paragraph for convenience translation to English

The differences between accounting principles, as described in the preceding paragraphs, and the accounting principles generally accepted in countries, in which the accompanying financial statements are to be distributed, and International Financial Reporting Standards ("IFRS"), may have significant influence on the accompanying financial statements. Accordingly, the accompanying financial statements are not intended to present the financial position and results of operations in accordance with the accounting principles generally accepted in such countries and IFRS.

3.2 Strategy for use of financial instruments and foreign currency transactions

3.2.1 Strategy for use of financial instruments

The liability side of the balance sheet is intensively composed of short-term deposits in line with the general trend in the banking sector. In addition to deposits, the Bank and its financial affiliates have access to longer-term borrowings via the foreign currency borrowings from abroad.

In order to manage the interest rate risk arising from short-term deposits, the Bank and its financial affiliates are keen on maintaining floating rate instruments such as government bonds with quarterly coupon payments and instruments like credit cards and consumer loans providing regular cash inflows.

The fundamental strategy to manage the liquidity risk is to expand the deposit base through customer-oriented banking philosophy, and to increase customer transactions and retention rates. The widespread and effective branch network, advantage of primary dealership and strong market share in the treasury and capital markets, are the most effective tools in the realisation of this strategy. For this purpose, serving customers by introducing new products and services continuously and reaching the customers satisfaction are very important.

Another influential factor in the management of the interest and liquidity risk on balance sheet is product diversification both on asset and liability sides.

(Thousands of New Turkish Lira (YTL))

Exchange rate risk, interest rate risk and liquidity risk are controlled and measured by various risk management systems instantly, and the balance sheet is managed under the limits set by these systems and the limits legally required. Asset-liability management and value at risk models, stress tests and scenario analysis are used for this purpose.

Purchase and sale of short and long-term financial instruments are allowed within the pre-determined limits to generate risk-free return on capital.

The foreign currency position is controlled by the equilibrium of a currency basket to eliminate the foreign exchange risk.

3.2.2 Foreign currency transactions

Foreign exchange gains and losses arising from foreign currency transactions are recorded at transaction dates. At the end of the periods, foreign currency assets and liabilities evaluated with the Bank's spot purchase rates and the differences are recorded as foreign exchange gain or loss in the income statement.

Foreign currency differences arising from the conversion of the net investments in subsidiaries in foreign countries into YTL are classified as "other profit reserves" under the shareholders' equity. The financial liabilities in foreign currencies are designated as hedge of net investment in foreign operations and the Bank recognizes the effective portion of changes in the fair value of the hedging instruments under the shareholders' equity in "hedging reserves".

In the currency conversion of the financial statements of the Bank's foreign branches and consolidated financial affiliates, the Bank's spot purchase rates are used for balance sheet items and average foreign currency rates for income statement. All foreign currency differences arising from this conversion, are classified as "other profit reserves" under the shareholders' equity.

3.3 Information on consolidated subsidiaries

As of 30 September 2008, Türkiye Garanti Bankası Anonim Şirketi and the following financial affiliates are consolidated in the accompanying consolidated financial statements; Garanti Bank International (GBI), Garanti Bank Moscow (Garanti Moscow), Garanti Finansal Kiralama AŞ (Garanti Finansal Kiralama), Garanti Yatırım Menkul Kıymetler AŞ (Garanti Yatırım), Garanti Portföy Yönetimi AŞ (Garanti Portföy), Garanti Emeklilik ve Hayat AŞ (Garanti Emeklilik), Garanti Faktoring Hizmetleri AŞ (Garanti Faktoring), Garanti Fund Management Co Ltd (GFM) ve Garanti Financial Services Plc (GFS).

Garanti Sigorta AŞ was established in 1989 to perform insurance activities. In 1992, it was decided to operate life and health branches under a different company and accordingly Garanti Hayat Sigorta AŞ was established. Garanti Hayat Sigorta AŞ was converted into a private pension company in compliance with the legislation early in 2003 and its name was changed as Garanti Emeklilik ve Hayat AŞ. Following the sale transactions that took place on 21 June 2007, the Bank owns 20% of Garanti Sigorta AŞ that its name has been changed as Eureko Sigorta AŞ at 1 October 2007 and 84.91% of Garanti Emeklilik. Eureko Sigorta AŞ is accounted under equity accounting method in the accompanying consolidated financial statements. The head offices of these companies are in Istanbul.

Garanti Finansal Kiralama was established in 1990 to perform financial lease activities. The company's head office is in Istanbul. The Bank owns 98.94% of the company's shares through direct and indirect shareholdings.

(Thousands of New Turkish Lira (YTL))

Garanti Faktoring was established in 1990 to perform import, export and domestic factoring activities. The company's head office is in Istanbul. The Bank and T. İhracat Bankası AŞ own 55.40% and 9.78% of the company's shares, respectively. The remaining 34.82% shares are held by public.

GBI was established in 1990 by the Bank to perform banking activities in abroad. The head office of this bank is in Amsterdam. It is wholly owned by the Bank.

Garanti Yatırım was established in 1991 to perform brokerage activities for marketable securities, valuable papers and documents representing financial values or financial commitments of issuing parties other than securities. The company's head office is in Istanbul. It is wholly owned by the Bank.

Garanti Moscow was established in 1996 to perform banking activities in abroad. This bank's head office is in Moscow. The Bank and Garanti Financial Services plc own 75.02% and 24.86% of the company shares, respectively.

Garanti Portföy was established in June 1997 to manage the customer portfolios by using the capital market products in compliance with the principles and rules of the regulations regarding the company's purpose of establishment and the portfolio management agreements signed with the customers. The company's head office is in Istanbul. It is wholly owned by the Bank.

GFS was established in Ireland in December 1997 to perform financial activities. The Bank owns 99.99% of the company's shares.

<u>Liquidation or sales of the associates and subsidiaries:</u>

The Bank sold 80% and 15% shares of its consolidated subsidiaries, Garanti Sigorta AŞ and Garanti Emeklilik ve Hayat AŞ, respectively to Eureko BV on 21 June 2007.

The liquidation of GFM is expected to be completed during the year 2008.

The liquidation process of GFS is started in 2008 and expected to be completed during the year 2009.

3.4 Forwards, options and other derivative transactions

The derivative transactions mainly consist of foreign currency and interest rate swaps, foreign currency options and forward foreign currency purchase/sale contacts.

In accordance with the Turkish Accounting Standard 39 (TAS 39) "Financial Instruments: Recognition and Measurement"; forward foreign currency purchases/sales, swaps, options and futures are classified "hedging purposes" and "trading purposes". Derivatives are initially recorded in off-balance sheet accounts at their purchase costs including the transaction costs. Subsequently, the derivative transactions are valued at their fair values and the changes in their fair values are recorded on balance sheet under "derivative financial assets" or "derivative financial liabilities", respectively. Subsequent fair value changes for trading derivatives are recorded under income statement. Whereas, the effective portions of hedging derivatives are recorded under shareholders' equity while their ineffective portions are posted through income statement.

The spot legs of currency swap transactions are recorded on the balance sheet and the forward legs in the off-balance sheet accounts.

3.5 Interest income and expenses

General

Interest income and expenses are recorded according to the effective interest rate method (rate equal to the rate in calculation of present value of future cash flows of financial assets or liabilities) defined in the Turkish Accounting Standard 39 (TAS 39) "Financial Instruments: Recognition and Measurement".

In case of an interest accrued on a security before its acquisition, the collected interest is divided into two parts as interest before and after the acquisition and only the interest income of the period after the acquisition is recorded as interest income in the financial statements.

The accrued interest income on non-performing loans are reversed and subsequently recognised as interest income only when collected.

Insurance business

Earned premiums: The premiums of life and non-life branches comprise the premiums due on contracts, net of cancellations, issued during a financial year. These premiums are recorded in the financial statements by taking the reserve for unearned premiums into consideration.

Unearned premium reserve: Insurance companies are required to allocate reserves for unearned premium for all in-force policies. In compliance with the Insurance Supervision Act no.7397, the unearned premium reserve is calculated for all outstanding policies during the balance sheet period after deducting commissions on an accrual basis.

Life assurance provision: Insurance companies operating in life insurance business are required to provide life assurance provision for future guaranteed policy benefits. The life assurance provision is computed by the actuary by taking the mortality assumptions officially applicable for Turkish insurance companies. Revenues arising from the conversion of these provisions into investment, are also taken into consideration while calculating life assurance provisions.

Provision for outstanding claims: Provision is allocated for the outstanding claims incurred and reported but not yet settled as of the reporting period end. Such provisions should be calculated taking into account the results of the appraisal reports or the preliminary assessments of the insured customer and the expert. Moreover, additional provision is allocated for outstanding claims incurred but not reported as of the balance sheet date.

Financial lease operations

Total of minimum rental payments including interests and principals are recorded under "financial lease receivables" as gross. The difference, i.e. the interest, between the total of rental payments and the cost of the related tangible asset is recorded under "unearned income". When the rent payment incurs, the rent amount is deducted from "financial lease receivables"; and the interest portion is recorded as interest income in the income statement.

3.6 Fees and commissions

Fees and commissions received and paid, and other fees and commissions paid to financial institutions are calculated according to either accrual basis of accounting or effective interest rate method depending on nature of fees and commissions, incomes derived from agreements and asset purchases from third parties are recognized as income when realized.

3.7 Financial assets

3.7.1 Financial assets at fair value through profit or loss

Such assets are valued at their fair values and gain/loss arising is recorded in the income statement. Interest income earned on trading securities and the difference between their acquisition costs and fair values are recorded as interest income in the income statement. In case of sales of such securities before their maturity, the gains/losses on such sales are recorded under trading income/losses.

3.7.2 Investments held-to-maturity, financial assets available-for-sale and loans and receivables

Financial assets are recorded at their purchase costs including the transaction costs.

Investments held-to-maturity are financial assets with fixed maturities and pre-determined payment schedules that the Bank and its financial affiliates have the intent and ability to hold until maturity, excluding originated loans and receivables.

There are no financial assets that are not allowed to be classified as investments held-to-maturity for two years due to the tainting rules applied for the breach of classification rules.

Investments held-to-maturity are measured at amortized costs using internal rate of return after deducting impairments, if any.

Financial assets available-for-sale, are financial assets other than assets held for trading purposes, investments held-to-maturity and originated loans and receivables.

Financial assets available-for-sale are measured at their fair values subsequently. However, assets for which fair values could not be determined reliably are valued using discounting method with internal rate of return for the ones with a fixed maturity; and using valuation models or discounted cash flow techniques for the ones which do not have a fixed maturity. Unrecognised gain/losses derived from the difference between their fair value and the discounted values are recorded in "securities value increase fund" under the shareholders' equity. In case of sales, the realized gain/losses are recognized directly in the income statement.

Government bonds indexed to consumer price index and issued on 21 February 2007 are for five-year maturity and with fixed real coupon rate of 5% semiannually. As per the statement made by the Turkish Treasury on the date of issuance, such securities are valued taking into account the difference between the reference index at the issue date and the reference index at the balance sheet date to reflect the effects of inflation.

Purchase and sale transactions of securities are accounted at delivery dates.

Loans and receivables are financial assets raised through providing money, commodity and services to debtors.

Loans are financial assets with fixed or determinable payments and not quoted in an active market.

Loans and receivables are recognized at cost and measured at amortized cost using the effective interest method. Duties paid, transaction expenditures and other similar expenses on assets received against such risks are considered as a part of transaction cost and charged to customers.

3.8 Impairment of financial assets

Financial asset or group of financial assets are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such indication exists, the Bank estimates the amount of impairment.

Impairment loss incurs if, and only if, there is an objective evidence that the expected future cash flows of financial asset or group of financial assets are adversely effected by an event(s) ("loss event(s)") incurred subsequent to recognition. The losses expected to incur due to future events are not recognized even if the probability of loss is high.

If there is an objective evidence that certain loans will not be collected, for such loans; the Bank provides specific and general allowances for loan and other receivables classified in accordance with the Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables published on the Official Gazette no.2633 dated 1 November 2006. The allowances are recorded in the income statement of the related period.

3.9 Netting of financial instruments

In cases where the fair values of trading securities, securities available-for-sale, securities quoted at the stock exchanges, associates and subsidiaries are less then their carrying values, a provision for impairment is allocated, and the net value is shown on the balance sheet.

Specific allowances for non-performing loan and other receivables are provided in accordance with the Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables. Such allowances are deducted from loans under follow-up on the asset side.

Otherwise, the financial assets and liabilities are netted off only when there is a legal right to do so.

3.10 Repurchase and resale agreements and securities lending

Securities sold under repurchase agreements are recorded on the balance sheet in compliance with the Uniform Chart of Accounts for Banks. Accordingly, government bonds and treasury bills sold to customers under repurchase agreements are classified as "Investments Subject to Repurchase Agreements" and valued based on the Bank management's future intentions, either at market prices or using discounting method with internal rate of return. Funds received through repurchase agreements are classified separately under liability accounts and the related interest expenses are accounted on an accrual basis.

Securities purchased under resale agreements are classified under "interbank money markets" separately. An income accrual is accounted for the positive difference between the purchase and resale prices earned during the period.

3.11 Assets held for sale and discontinued operations and related borrowings

A tangible asset (or a disposal group) classified as "asset held for sale" is measured at lower of carrying value or fair value less costs to sell. An asset (or a disposal group) is regarded as "asset held for sale" only when the sale is highly probable and the asset (disposal group) is available for immediate sale in its present condition. For a highly probable sale, there must be a valid plan prepared by the management for the sale of asset including identification of possible buyers and completion of sale process. Furthermore, the asset should be actively in the market at a price consistent with its fair value.

(Thousands of New Turkish Lira (YTL))

A discontinued operation is a part of the Bank's business classified as sold or held-for-sale. The operating results of the discontinued operations are disclosed seperately in the income statement. The Bank or its financial affiliates have no discontinued operations.

3.12 Goodwill and other intangible assets

The intangible assets consist of goodwill, softwares, intangible rights and pre-operating expenses.

Goodwill and other intangible assets are recorded at cost in accordance with the Turkish Accounting Standard 38 (TAS 38) "Intangible Assets".

The costs of the intangible assets purchased before 31 December 2004 are restated from the purchasing dates to 31 December 2004, the date the hyperinflationary period is considered to be ended. The intangible assets purchased after this date are recorded at their historical costs. Assets purchased before 2005 are amortised over their estimated useful lives on a straight-line basis. From the beginning of 2005, newly purchased assets are amortised based on the declining balance which is one of the accelerated amortisation methods.

Goodwill represents the excess of the total acquisition costs over the shares owned in the net assets of the acquired company at the date of acquisition. The "net goodwill" resulted from the acquisition of the investment and to be included in the consolidated balance sheet, is calculated based on the financial statements of the investee company as adjusted according to the required accounting principles.

If any goodwill is computed at consolidation, it is recorded under intangible assets on the asset side of the consolidated balance sheet as an asset. It is assessed to identify whether there is any indication of impairment. If any such indication exists, the necessary provision is recorded as an expense in the income statement. The goodwill is not amortized.

Estimated useful lives of the intangible assets except for goodwill, are 5-15 years, and amortisation rates are 6.67-20%.

If there is objective evidence of impairment, the asset's recoverable amount is estimated in accordance with the Turkish Accounting Standard 36 (TAS 36) " Impairment of Assets" and if the recoverable amount is less then the carrying value of the related asset, a provision for impairment loss is made.

3.13 Tangible assets

The cost of the tangible assets purchased before 31 December 2004 are restated from the purchasing dates to 31 December 2004, the date the hyperinflationary period is considered to be ended. The tangible assets purchased after this date are recorded at their historical costs.

Tangible assets are recorded at cost in accordance with the Turkish Accounting Standard 16 (TAS 16) "Tangible Assets".

If there is objective evidence of impairment, the asset's recoverable amount is estimated in accordance with the Turkish Accounting Standard 36 (TAS 36) " Impairment of Assets" and if the recoverable amount is less then the carrying value of the related asset, a provision for impairment loss is made.

(Thousands of New Turkish Lira (YTL))

Gains/losses arising from the disposal of the tangible assets are calculated as the difference between the net book value and the net sales price.

Maintenance and repair costs incurred for tangible assets, are recorded as expense.

There are no restrictions such as pledges, mortgages or any other restriction on tangible assets.

There are no changes in the accounting estimates that are expected to have an impact in the current or subsequent periods.

Depreciation rates and estimated useful lives are:

Tangible assets	**Estimated useful lives (years)**	**Depreciation Rates (%) after 1 January 2005**	**Depreciation Rates (%) before 1 January 2005**
Buildings	50	4	2
Vaults	20-50	4-10	2-5
Motor vehicles	5-7	30-40	15-20
Other tangible assets	4-20	10-50	5-25

Tangible assets purchased before 2005 are depreciated over their estimated useful lives on a straight-line basis from the date of their acquisition. From the beginning of 2005, newly purchased tangible assets are depreciated based on the declining balance which is one of the accelerated depreciation methods.

The depreciation of an asset held for a period less than a full financial year is calculated as a proportion of the full year depreciation charge from the date of acquisition to the financial year end.

3.14 Leasing activities

Leased assets are recognized by recording an asset or a liability. In the determination of the related asset and liability amounts, the lower of the fair value of the leased asset and the present value of leasing payments is considered. Financial costs on leasing agreements are expanded in lease periods at a fixed interest rate.

In cases where leased assets are impaired or the expected future benefits of the assets are less than their book values, the book values of such leased assets are reduced to their net realizable values. Depreciation for assets acquired through financial leases is calculated consistently with the same principle as for the tangible assets.

In operating leases, the rent payments are charged to the statement of operations in equal installments.

(Thousands of New Turkish Lira (YTL))

3.15 Provisions and contingent liabilities

In the financial statements, a provision is made for an existing commitment resulted from past events if it is probable that the commitment will be settled and a reliable estimate can be made of the amount of the obligation. Provisions are calculated based on the best estimates of management on the expenses to incur as of the balance sheet date and, if material, such expenses are discounted for their present values. If the amount is not reliably estimated and there is no probability of cash outflow from the Bank to settle the liability, the related liability is considered as "contingent" and disclosed in the notes to the financial statements.

Provisions made during the period are recorded under "provision for losses on loans and other receivables"; provisions that were booked in the prior periods and released in the current year are recorded under "other operating income".

3.16 Contingent assets

The contingent assets usually arise from unplanned or other unexpected events that give rise to the possibility of an inflow of economic benefits to the Bank or its financial affiliates. If an inflow of economic benefits has become probable, then the contingent asset is disclosed in the footnotes to the financial statements. If it has become virtually certain that an inflow of economic benefits will arise, the asset and the related income are recognized in the financial statements of the period in which the change occurs.

3.17 Employee benefits

Severance Indemnities and Short-Term Employee Benefits

As per the existing labour law in Turkey, the Bank is required to pay certain amounts to the employees retired or fired except for resignations or misbehaviours specified in the Turkish Labour Law.

Accordingly, the Bank reserved for employee severance indemnities in the accompanying financial statements using actuarial method in compliance with the Turkish Accounting Standard 19 (TAS 19) "Employee Benefits" for all its employees who retired or whose employment is terminated, called up for military service or died. The major actuarial assumptions used in the calculation of the total liability are as follows:

	30 September 2008	31 December 2007
Discount Rate	11.00%	11.00%
Expected Rate of Salary/Limit	5.00%	5.00%
Estimated Employee Turnover Rate	5.81%	5.81%

The Bank provided for undiscounted short-term employee benefits earned during the financial periods as per services rendered in compliance with TAS 19.

Retirement Benefit Obligations

A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee and his/her dependents will receive on retirement.

The Bank's defined benefit plan (the "Plan") is managed by "Türkiye Garanti Bankası Anonim Şirketi Memur ve Müstahdemleri Emekli ve Yardım Sandığı Vakfı" (the Fund) established as per the provisional article 20 of the Social Security Law no.506 and the Bank's employees are the members of this Fund.

(Thousands of New Turkish Lira (YTL))

The Plan is funded through contributions of both by the employees and the employer as required by Social Security Law numbered 506 and these contributions are as follows:

	30 September 2008	
	Employer	**Employee**
Pension contributions	15.5%	10.0%
Medical benefit contributions	6.0%	5.0%

The Plan is composed of a) the contractual benefits of the employees, which are subject to transfer to Social Security Foundation ("SSF") as per the Social Security Law no.5754 ("the Law"), and b) other social rights and and medical benefits provided by the Bank but not transferable to SSF.

a) Benefits transferable to SSF

The first paragraph of the provisional article 23 of Banking Law No.5411, published in the Official Gazette at 1 November 2005, which requires the transfer of the members of the funds subject to the provisional article 20 of the Social Security Law no.506, and the persons who are paid under insurance coverage for disablement, old-age and mortality and their right-holders to the SSF within three years following the effective date of the related article was cancelled with the decision of the Constitutional Court dated 22 March 2007, numbered 2007/33. The reasoned ruling regarding the cancellation of the Constitutional Court was published in the Official Gazette numbered 26731, dated 15 December 2007. The Constitutional Court stated that the reason behind this cancellation was the possible loss of antecedent rights of the fund members.

Following the publication of the verdict, the Turkish Grand National Assembly ("Turkish Parliament") started to work on the new legal arrangements by taking the cancellation reasoning into account and the articles of the Law regulating the principles related with such transfers were accepted and approved by Turkish Parliament at 17 April 2008, and enacted at 8 May 2008 after being published in the Official Gazette no.26870.

As per the Law, the present value of post-employment benefits as at the transfer date for the fund members to be transferred, will be calculated by a commission composing from the representatives of the SSF, the Ministry of Finance, the Undersecretariat of Treasury, the Undersecretariat of State Planning Organisation, the BRSA, the SDIF, the banks and the funds, by using a technical discount rate of 9.80% taking into account the funds' income and expenses as per insurance classes and the transferable contributions and payments of the funds including any salary and income differences paid by the funds above the limits of SSF for such payments. The transfers will take place within three-year period starting from 1 January 2008.

At 19 June 2008, Cumhuriyet Halk Partisi ("CHP") is applied to the Constitutional Court for the cancellation of various articles of the Law including the the first paragraph of the provisional Article 20. As of the issuing date of the financial statements, there is not any published ruling of the Constitutional Court regarding this application.

b) Other benefits not transferable to SSF

Other social rights and payments provided in the existing trust indenture but not covered through the transfer of the funds' members and their right-holders to the SSF, are to be covered by the funds and the institutions that employ the funds' members.

(Thousands of New Turkish Lira (YTL))

The consolidated subsidiaries and associates do not have retirement benefit plans for their employees. The retirement related benefits of the employees of the consolidated subsidiaries and associates are subject to the SSF in case of domestic investees and to the legislations of the related countries in case of foreign investee companies. There are no obligations not reflected in the accompanying consolidated financial statements.

3.18 Taxation

3.18.1 Corporate tax

Effective from 1 January 2006, statutory income is subject to corporate tax at 20%. This rate is applied to accounting income modified for certain exemptions (like dividend income) and deductions (like investment incentives), and additions for certain non-tax deductable expenses and allowances for tax purposes. If there is no dividend distribution planned, no further tax charges are made.

Dividends paid to the resident institutions and the institutions working through local offices or representatives in Turkey are not subject to withholding tax. As per the decision no.2006/10731 of the Council of Ministers published in the Official Gazette no.26237 dated 23 July 2006, certain duty rates included in the articles no.15 and 30 of the new Corporate Tax Law no.5520 are revised. Accordingly, the withholding tax rate on the dividend payments other than the ones paid to the nonresident institutions generating income in Turkey through their operations or permanent representatives and the resident institutions is 15%. In applying the withholding tax rates on dividend payments to the nonresident institutions and the individuals, the withholding tax rates covered in the related Double Tax Treaty Agreements are taken into account. Appropriation of the retained earnings to capital is not considered as profit distribution and therefore is not subject to withholding tax.

The prepaid taxes are calculated and paid at the rates valid for the earnings of the related years. The prepayments can be deducted from the annual corporate tax calculated for the whole year earnings.

In accordance with the Turkish tax legislation, the tax losses can be carried forward to offset against future taxable income for up to five years. Tax losses cannot be carried back to offset profits from previous periods.

In Turkey, there is no procedure for a final and definite agreement on tax assessments. Companies file their tax returns with their tax offices by the end of 25th of the fourth month following the close of the accounting period to which they relate. Tax returns are open for five years from the beginning of the year that follows the date of filing during which time the tax authorities have the right to audit tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings.

Effective from 1 January 2006, the article 2 of the Law no.5479 published in the Official Gazette dated 8 April 2006 with no.26133 and the article 19 of the Income Tax Law that used to regulate the investment incentives are abolished. However, the provisional article 69 added to the Income Tax Law through this law regulates the transition period in application of investment incentives.

(Thousands of New Turkish Lira (YTL))

In Holland, corporate income tax is levied at the rate of 25.5% on the worldwide income of resident companies, which is determined by modifying accounting income for certain exclusions and allowances for tax purposes for the related year. A unilateral decree for the avoidance of double taxation provides relief for resident companies from Dutch tax on income, such as foreign business profits derived through a permanent establishment abroad, if no tax treaty applies. There is an additional dividend tax of 5% computed only on the amounts of dividend distribution at the time of such payments. Under the Dutch taxation system, tax losses can be carried forward to offset against future taxable income for nine years. Tax losses can be carried back to the prior year. Companies must file their tax returns within nine months following the end of the tax year to which they relate, unless the company applies for an extension (normally an additional nine months). Tax returns are open for five years from the date of final assesment of the tax return during which time the tax authorities have the right to audit tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings. The corporate income tax has been calculated using the nominal tax rate of 25.5% over the Dutch taxable income, 30% (31 December 2007: 40%) over the local taxable income of Germany branch and 16% over the local taxable income of Romania branches.

The applicable tax rate for current and deferred tax for the Bank's consolidated affiliate in Russia is 24%. The taxation system in the Russian Federation is relatively new and is characterised by frequent changes in legislation, official pronouncements and court decisions, which are often unclear, contradictory and subject to varying interpretation by different tax authorities. Taxes are subject to review and investigation by a number of authorities, which have the authority to impose severe fines, penalties and interest charges. A tax year remains open for review by the tax authorities during the three subsequent calendar years; however, under certain circumstances a tax year may remain open for a longer period.

3.18.2 Deferred taxes

According to the Turkish Accounting Standard 12 (TAS 12) "Income Taxes"; deferred tax assets and liabilities are recognized, using the balance sheet method, on all taxable temporary differences arising between the carrying values of assets and liabilities in the financial statements and their corresponding balances considered in the calculation of the tax base, except for the differences not deductible for tax purposes and initial recognition of assets and liabilities which affect neither accounting nor taxable profit.

If transactions and events are recorded in the income statement, then the related tax effects are also recognized in the income statement. However, if transactions and events are recorded directly in the shareholders' equity, the related tax effects are also recognized directly in the shareholders' equity.

In compliance with TAS 12, the deferred tax assets and liabilities of the consolidated affiliates are presented on the asset and liability sides of financial statements seperately, without any offsetting.

3.19 Funds borrowed

Funds are generated from domestic and foreign sources when this is necessary. The funds borrowed from foreign sources are mainly in the form of syndications and securitizations. The funds borrowed received are recorded at their purchase costs and discounted by using the internal rate of return.

There are no convertible bonds or any other securities issued.

3.20 Shares and share issuances

None.

3.21 Confirmed bills of exchange and acceptances

Confirmed bills of exchange and acceptances are realized simultaneously with the customer payments and recorded in off-balance sheet accounts as possible debt and commitment, if any.

3.22 Government incentives

As of 30 September 2008, the Bank or its financial affiliates do not have any government incentives or aids.

3.23 Segment reporting

The Bank operates in corporate, commercial, small business, retail and investment banking. Accordingly, the banking products served to customers are; custody services, time and demand deposits, accumulating deposit accounts, repos, overdraft facilities, spot loans, foreign currency indexed loans, consumer loans, automobile and housing loans, working capital loans, discounted bills, gold loans, foreign currency loans, eximbank loans, pre-export loans, ECA covered financing, letters of guarantee, letters of credit, export factoring, acceptance credits, draft facilities, forfaiting, leasing, insurance, forward, futures, salary payments, investment account (ELMA), cheques, safety boxes, bill payments, tax collections, payment orders. GarantiCard, BonusCard, Shop&Miles, BusinessCard under the brand name of Visa and Mastercard, and also American Express credit cards and Maestro ve Electron Garanti24 cards are available.

The Bank provides service packages to its corporate, commercial and retail customers including deposit, loans, foreign trade transactions, investment products, cash management, leasing, factoring, insurance, credit cards, and other banking products. A customer-oriented branch network has been built in order to serve customers' needs effectively and efficiently. The Bank also utilizes alternative delivery channels intensively.

The Bank provides corporate banking products to international and national holdings in Turkey by coordinating regional offices, suppliers and intermediaries, utilizing cross-selling techniques. Mainly, it provides services through its commercial and mixed type of branches to export-revenue earning sectors like tourism and textile and exporters of Turkey's traditional agricultural products.

Additionally, the Bank provides "small business" banking service to enterprises in retail and service sectors. Products include overdraft accounts, POS machines, credit cards, cheque books, YTL and foreign currency deposits, investment accounts, internet banking and call-center, debit card and bill payment.

Retail banking customers form a wide-spread and sustainable deposit base for the Bank. Individual customers' needs are met by diversified consumer banking products through branches and alternative delivery channels.

(Thousands of New Turkish Lira (YTL))

Information on the business segments on a consolidated basis is as follows as of 30 September 2008:

Current Period	**Retail Banking**	**Corporate Banking**	**Investment Banking**	**Other**	**Total Operations**
Total Operating Profit	1,147,876	1,626,023	852,058	705,599	4,331,556
Other	-	-	-	-	-
Total Operating Profit	**1,147,876**	**1,626,023**	**852,058**	**705,599**	**4,331,556**
Net Operating Profit	794,210	975,852	283,129	(168,510)	1,884,681
Income from Associates, Subsidiaries and Joint-Ventures	-	-	-	2,520	2,520
Net Operating Profit	**794,210**	**975,852**	**283,129**	**(165,990)**	**1,887,201**
Provision for Taxes	-	-	-	377,790	377,790
Net Profit	**794,210**	**975,852**	**283,129**	**(543,780)**	**1,509,411**
Segment Assets	16,580,622	32,440,152	29,228,728	10,853,239	89,102,741
Investments in Associates, Subsidiaries and Joint-Ventures	-	-	-	47,303	47,303
Undistributed Items	-	-	-	-	-
Total Assets	**16,580,622**	**32,440,152**	**29,228,728**	**10,900,542**	**89,150,044**
Segment Liabilities	28,907,973	22,544,800	20,003,100	8,633,797	80,089,670
Shareholders' Equity	-	-	-	9,060,374	9,060,374
Undistributed Items	-	-	-	-	-
Total Liabilities and Shareholders' Equity	**28,907,973**	**22,544,800**	**20,003,100**	**17,694,171**	**89,150,044**
Other Segment Items	**48,777**	**74,459**	**35,532**	**502,902**	**661,670**
Capital Expenditure	-	-	-	204,241	204,241
Depreciation Expenses	-	-	-	131,429	131,429
Impairment Losses	-	-	442	351,005	351,447
Other Non-Cash Income/Expenses	48,777	74,459	35,090	(183,773)	(25,447)
Restructuring Costs	-	-	-	-	-

3.24 Other disclosures

3.24.1 Reclassifications

Loans given to banks amounting YTL 1,025,622 thousands as of 31 December 2007 are classified to "loans" from "banks". Interest income received from loans given to banks amounting YTL 15,301 thousands are classified to "interest income on loans" from "interest income on banks".

Leasehold improvements amounting YTL 91,432 thousands as of 31 December 2007, are classified to "tangible assets" from "intangible assets".

Prepaid taxes amounting YTL 5,222 thousands as of 31 December 2007, in "other assets" are classified to "tax asset".

Commissions received for cash loans amounting YTL 80,344 thousands are classified to "interest income on loans" and commissions paid for funds borrowed amounting YTL 21,060 thousands are classified to "interest expense on funds borrowed" as of 30 September 2007.

Due to method change in valuation of derivative instruments, YTL 248,764 thousands is reclassified from "trading account gains/(losses)" to "foreign exchange gains/(losses)" as of 30 September 2007.

4 Consolidated Financial Position and Results of Operations

4.1 Consolidated capital adequacy ratio

The Bank's consolidated capital adequacy ratio is 14.67% (unconsolidated capital adequacy ratio: 16.30%) as of 30 September 2008.

4.1.1 Risk measurement methods in calculation of consolidated capital adequacy ratio

Capital adequacy ratio is calculated within the scope of the "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" and "Regulation on Equities of Banks" published in Official Gazette no.26333 dated 1 November 2006.

In calculation of capital adequacy ratio, the accounting records prepared in compliance with the current legislation are used.

The items deducted from the capital base are not included in the calculation of risk weighted assets, non-cash loans and commitments. In calculation of risk weighted assets, impairments, depreciation and amortisation, and provisions are considered as deduction items.

In the calculation of their risk-based values, non-cash loans are weighted after netting with specific provisions that are classified under liabilities and calculated based on the "Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables". The net amounts are then multiplied by the rates stated in the Article 5 of "Regulation regarding Measurement and Assessment of Capital Adequacy Ratios of Banks".

In the calculation of the risk based values of the derivative financial instruments, such instruments are weighted once more and classified according to the related risk groups after being multiplied by the rates stated in the Article 5 of "Regulation regarding Measurement and Assessment of Capital Adequacy Ratios of Banks".

The credit derivative contracts are included in the calculation of the value at credit risk and of the capital requirement for general market risk and specific risk in accordance with the principles in "Regulation on Taking Credit Derivatives into Consideration for Calculation of Capital Adequacy Ratio according to the Standard Method".

(Thousands of New Turkish Lira (YTL))

4.1.2 Consolidated capital adequacy ratio

	Risk Weightings						
	Parent Bank Only						
	0%	*10%*	*20%*	*50%*	*100%*	*150%*	*200%*
Value at Credit Risk							
Balance Sheet Items (Net)	**15,917,856**	**-**	**2,806,641**	**11,405,529**	**34,197,500**	**677,626**	**5,835**
Cash on Hand	677,919	-	3,880	-	-	-	-
Securities in Redemption	-	-	-	-	-	-	-
Balances with the Central Bank of Turkey	2,051,575	-	-	-	-	-	-
Domestic and Foreign Banks, Foreign Headoffices and Branches	620,000	-	2,188,221	-	981,441	-	-
Interbank Money Market Placements	5,000	-	-	-	-	-	-
Receivables from Reverse Repurchase Agreements	294,210	-	-	-	-	-	-
Reserve Deposits	2,167,520	-	-	-	-	-	-
Loans	2,708,789	-	420,986	11,295,298	30,211,909	677,626	5,835
Loans under Follow-Up (Net)	-	-	-	-	446,012	-	-
Lease Receivables	-	-	-	-	-	-	-
Financial Assets Available-for-Sale	-	-	-	-	-	-	-
Investments Held-to-Maturity	7,104,956	-	-	-	-	-	-
Receivables from Term Sale of Assets	-	-	-	-	33,724	-	-
Miscellaneous Receivables	84,244	-	-	-	95,551	-	-
Accrued Interest and Income	132,377	-	42,050	110,231	632,274	-	-
Investments in Associates, Subsidiaries and Joint-Ventures (Business Partnership) (Net)	-	-	-	-	692,960	-	-
Tangible Assets (Net)	-	-	-	-	1,037,443	-	-
Other Assets	71,266	-	151,504	-	66,186	-	-
Off-Balance Sheet Items	**1,597,814**	**-**	**1,174,278**	**666,632**	**8,078,616**	**-**	**-**
Non-Cash Loans and Commitments	1,597,814	-	870,821	666,632	8,038,697	-	-
Derivative Financial Instruments	-	-	303,457	-	39,919	-	-
Non-Risk-Weighted Accounts	-	-	-	-	-	-	-
Total Risk-Weighted Assets	**17,515,670**	**-**	**3,980,919**	**12,072,161**	**42,276,116**	**677,626**	**5,835**

(Thousands of New Turkish Lira (YTL))

	Risk Weightings						
	Consolidated						
	0%	*10%*	*20%*	*50%*	*100%*	*150%*	*200%*
Value at Credit Risk							
Balance Sheet Items (Net)	**16,891,347**	**-**	**4,701,812**	**12,024,649**	**39,327,635**	**677,626**	**5,835**
Cash on Hand	693,087	-	3,880	-	-	-	-
Securities in Redemption	-	-	-	-	-	-	-
Balances with the Central Bank of Turkey	2,051,575	-	-	-	-	-	-
Domestic and Foreign Banks, Foreign Headoffices and Branches	933,202	-	3,455,864	-	1,404,026	-	-
Interbank Money Market Placements	5,000	-	-	-	-	-	-
Receivables from Reverse Repurchase Agreements	294,210	-	-	-	-	-	-
Reserve Deposits	2,167,520	-	-	-	-	-	-
Loans	3,116,814	-	915,804	11,487,299	33,115,074	677,626	5,835
Loans under Follow-Up (Net)	-	-	-	-	448,345	-	-
Lease Receivables	51,532	-	105,754	421,277	1,388,621	-	-
Financial Assets Available-for-Sale	-	-	-	-	-	-	-
Investments Held-to-Maturity	7,296,343	-	-	-	26,438	-	-
Receivables from Term Sale of Assets	-	-	-	-	33,724	-	-
Miscellaneous Receivables	84,244	-	-	-	922,193	-	-
Accrued Interest and Income	119,565	-	69,006	116,073	658,493	-	-
Investments in Associates, Subsidiaries and Joint-Ventures (Business Partnership) (Net)	-	-	-	-	9,711	-	-
Tangible Assets (Net)	-	-	-	-	1,143,754	-	-
Other Assets	78,255	-	151,504	-	177,256	-	-
Off-Balance Sheet Items	**1,651,859**	**-**	**1,313,317**	**667,714**	**8,843,789**	**-**	**-**
Non-Cash Loans and Commitments	1,646,756	-	891,858	667,714	8,780,855	-	-
Derivative Financial Instruments	5,103	-	421,459	-	62,934	-	-
Non-Risk-Weighted Accounts	-	-	-	-	-	-	-
Total Risk-Weighted Assets	**18,543,206**	**-**	**6,015,129**	**12,692,363**	**48,171,424**	**677,626**	**5,835**

4.1.3 Summary information related to consolidated capital adequacy ratio

	Parent Bank Only	
	Current Period	**Prior Period**
Value at Credit Risk (VaCR)	50,136,489	41,927,303
Value at Market Risk (VaMR)	1,904,838	579,538
Value at Operational Risk (VaOR)	5,766,996	4,520,072
Shareholders' Equity	9,423,316	7,206,570
Shareholders' Equity / (VaCR+VaMR+VaOR) * 100	16.30%	15.32%

	Consolidated	
	Current Period	**Prior Period**
Value at Credit Risk (VaCR)	56,748,740	46,859,414
Value at Market Risk (VaMR)	3,312,463	1,550,094
Value at Operational Risk (VaOR)	6,621,287	5,299,036
Shareholders' Equity	9,784,666	7,506,982
Shareholders' Equity / (VaCR+VaMR+VaOR) * 100	14.67%	13.98%

(Thousands of New Turkish Lira (YTL))

4.1.4 Components of consolidated shareholders' equity

	Current Period	Prior Period
CORE CAPITAL		
Paid-in Capital	4,200,000	2,100,000
Nominal Capital	4,200,000	2,100,000
Capital Commitments (-)	-	-
Capital Reserves from Inflation Adjustments to Paid-in Capital	772,554	772,554
Share Premium	11,880	-
Share Cancellation Profits	-	-
Legal Reserves	284,294	168,367
I. Legal Reserve (Turkish Commercial Code 466/1)	260,667	144,740
II. Legal Reserve (Turkish Commercial Code 466/2)	23,627	23,627
Reserves allocated as per Special Legislations	-	-
Status Reserves	-	-
Extraordinary Reserves	1,681,758	1,388,561
Reserve Allocated as per the Decision held by the General Assembly	1,681,758	1,388,561
Retained Earnings	-	-
Accumulated Losses	-	-
Exchange Rate Differences on Foreign Currency Capital	-	-
Other Capital Reserves and Reserves from Inflation Adjustments to Legal, Status and Extraordinary Reserves	-	-
Profit	1,501,121	2,413,778
Current Period Profit	1,501,121	2,413,778
Prior Periods Profit		-
Provision for Possible Losses (upto 25% of Core Capital)	52,000	32,000
Income on Sale of Investments in Associates, Subsidiaries and Real Estate	594,943	27,717
Primary Subordinated Debt (upto 15% of Core Capital)	-	-
Minority Interest	31,614	23,334
Loss excess of Reserves (-)	-	-
Current Period Loss	-	-
Prior Periods Loss	-	-
Leasehold Improvements (-)	-	91,432
Prepaid Expenses (-)	288,275	257,923
Intangible Assets (-)	33,329	28,053
Deferred Tax Asset excess of 10% of Core Capital (-)	-	-
Limit excesses as per the 3rd Paragraph of the Article 56 of the Banking Law (-)	-	-
Goodwill (Net) (-)	-	-
Total Core Capital	**9,130,164**	**6,926,311**
SUPPLEMENTARY CAPITAL		
General Provisions	396,588	280,660
45% of Revaluation Surplus on Movables	-	-
45% of Revaluation Surplus on Immovables	966	966
Bonus Shares of Associates, Subsidiaries and Joint-Ventures (Business Partnership)	1,509	1,509
Primary Subordinated Debt excluding the Portion included in Core Capital	-	-
Secondary Subordinated Debt	702,947	672,492
45% of Securities Value Increase Fund (*)	(44,483)	75,319
Associates and Subsidiaries	-	-
Investment Securities Available for Sale	(44,483)	75,319
Other Reserves	19,067	38,173
Total Supplementary Capital	**1,076,594**	**1,069,119**
TIER III CAPITAL	-	-
CAPITAL	**10,206,758**	**7,995,430**

(*) In cases where the Securities Value Increase Fund gives a positive result then only 45% of the amount is considered in the calculation, whereas if its is negative then the whole amount is considered in the calculation.

(Thousands of New Turkish Lira (YTL))

DEDUCTIONS FROM CAPITAL	**422,092**	**488,448**
Unconsolidated Investments in Banks and Financial Institutions	37,592	29,955
Loans to Banks, Financial Institutions (domestic/foreign) or Qualified Shareholders in the form of Secondary Subordinated Debts and Debt Instruments purchased from Such Parties qualified as Primary or Secondary Subordinated Debts	-	-
Banks and Financial Institutions' Assets and Liabilities that are not Fully Consolidadet but Included Using Equity Accounting	-	-
Loan granted to Customer against the Articles 50 and 51 of the Banking Law	-	-
Net Book Values of Immovables exceeding 50% of the Capital and of Assets Acquired against Overdue Receivables and Held for Sale as per the Article 57 of the Banking Law but Retained more than Five Years	62,896	81,085
Others	-	-
TOTAL SHAREHOLDERS' EQUITY	**9,784,666**	**7,506,982**

4.2 Consolidated credit risk

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

4.3 Consolidated market risk

The Bank that had already started working on risk management area before the regulations on Bank's Internal Control and Risk Management Systems and Measurement and Assessment of Capital Adequacy Ratios of Banks issued by the BRSA in February 2001, restructured its internal systems in accordance with the related regulations under the responsibility of the board of directors and currently works accordingly.

In order to comply with the regulations, the Bank revisited its activities related with market risk management in accordance with "Regulation on Bank's Internal Control and Risk Management Systems" and "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" published in Official Gazette no. 26333 dated 1 November 2006.

The risk policies defined for the Bank's market risk exposure and the applications are approved and reviewed regularly by the board of directors.

The top management is responsible for applying risk policies, principles and application procedures approved by the board of directors, ensuring timely and reliable reporting to the board of directors about the important risks identified, assessing internal control, internal audit and risk reports prepared for departments and either eliminating risks, deficiencies or defects identified in these departments or taking the necessary precautions to prevent those and partipating in determination of risk limits.

The board of directors follows up the effectiveness of risk management systems through audit committee, related other committees and top management, and take decisions in the light of various risk reports and the assessments made by audit committee. The board of directors is responsible of healty performance of internal systems.

Market risks arising from trading transactions are measured by internal risk measurement model using value at risk (VaR) methodology. In the VaR calculations, trading and available-for-sale portfolios are taken into account. VaR is calculated by three different methods, namely historical simulation, monte carlo simulation and parametric method. The Bank takes the parametric VaR results as the basis for the internal management of market risk and determination of limits. The calculations made according to other two methods are used for comparison and monitoring purposes. In the VaR calculation, one year historical market data set is used, and 99% confidence interval and one-day retention period (10 days for legal capital adequacy calculation) are taken into

(Thousands of New Turkish Lira (YTL))

account. In order to test the reliability of the VaR model, back tests are performed. Stress tests and scenario analysis are also applied in order to reflect the effects of prospective severe market fluctuations in the VaR calculations.

In the quantification of market risk arising from maturity mismatches of assets and liabilities, duration and variance analysis are also used. In duration analysis, the present values of interest sensitive asset and liability items are calculated based on their cash flows and yield curves developped from market interest rates. The results are supported by the sensitivity and scenario analysis performed periodically due to the prospective fluctuations in markets.

The capital requirement for general market risk and specific risks is calculated using the standard method defined by the "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" and reported monthly.

4.3.1 Value at market risk on a consolidated basis

	Amount
(I) Capital Obligation against General Market Risk - Standard Method	128,732
(II) Capital Obligation against Specific Risks - Standard Method	95,081
(III) Capital Obligation against Currency Risk - Standard Method	12,598
(IV) Capital Obligation against Stocks Risks - Standard Method	-
(V) Capital Obligation against Exchange Risks – Standard Method	-
(VI) Capital Obligation against Market Risks of Options - Standard Method	28,586
(VII) Capital Obligation against Market Risks of Banks applying Risk Measurement Models	-
(VIII) Total Capital Obligations against Market Risk (I+II+III+IV+V+VI)	**264,997**
(IX) Value-At-Market Risk ((12.5*VIII) or (12.5*VII))	**3,312,463**

4.3.2 Average values at market risk

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

4.4 Consolidated operational risk

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

4.5 Consolidated currency risk

Foreign currency open position limit is set in compliance with the legal standard ratio of net foreign currency position. As of 30 September 2008, the Bank and its financial affiliates' net 'on balance sheet' foreign currency short position amounts to YTL 1,009,789 thousands (31 December 2007: YTL 1,584,354 thousands), net 'off-balance sheet' foreign currency long position amounts to YTL 978,506 thousands (31 December 2007: YTL 1,633,572 thousands), while net foreign currency short position amounts to YTL 31,283 thousands (31 December 2007: YTL 49,218 thousands, a net foreign currency long position).

The consolidated foreign currency position risk is measured by "standard method" and "value-at-risk (VaR) model". Measurements by standard method are carried out weekly, whereas measurements by "VaR" are done daily.

(Thousands of New Turkish Lira (YTL))

The Bank's effective exchange rates at the date of balance sheet and for the last five working days of the period announced by the Bank in YTL are as follows:

	USD	**EUR**	**Yen (100)**	**GBP**
The Bank's foreign currency purchase rate at balance sheet date	1.2400	1.7948	1.1887	2.2504
Foreign currency rates for the days before balance sheet date;				
Day 1	1.2300	1.7623	1.1574	2.2149
Day 2	1.2100	1.7666	1.1414	2.2292
Day 3	1.2100	1.7673	1.1402	2.2300
Day 4	1.2100	1.7759	1.1377	2.2353
Day 5	1.2150	1.7822	1.1462	2.2507
Last 30-days arithmetical average rate	1.2189	1.7518	1.1431	2.1966

(Thousands of New Turkish Lira (YTL))

The Bank's consolidated currency risk:

	Euro	USD	Yen	Other FCs	Total
Current Period					
Assets					
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	1,439,614	2,250,952	270	52,553	3,743,389
Banks	1,419,186	2,535,449	53,288	91,156	4,099,079
Financial Assets at Fair Value through Profit/Loss	72,996	272,797	-	1,696	347,489
Interbank Money Market Placements	-	-	-	-	-
Financial Assets Available-for-Sale	349,203	2,576,112	-	59,007	2,984,322
Loans (*)	7,552,427	15,299,916	33,269	759,225	23,644,837
Investments in Associates, Subsidiaries and Joint-Ventures	571	-	-	-	571
Investments Held-to-Maturity	36,766	1,404,539	-	-	1,441,305
Derivative Financial Assets Held for Risk Management	54	2,096	-	-	2,150
Tangible Assets	14,415	722	-	67,115	82,252
Intangible Assets	3,531	-	-	702	4,233
Other Assets	1,063,010	858,429	6,045	10,002	1,937,486
Total Assets	**11,951,773**	**25,201,012**	**92,872**	**1,041,456**	**38,287,113**
Liabilities					
Bank Deposits	245,718	758,698	22	241,630	1,246,068
Foreign Currency Deposits	12,246,895	13,135,791	69,786	581,043	26,033,515
Interbank Money Market Takings	388,101	776,033	-	-	1,164,134
Other Fundings	3,498,821	6,810,731	948	-	10,310,500
Securities Issued	-	-	-	-	-
Miscellaneous Payables	67,091	44,097	4,461	5,575	121,224
Derivative Financial Liabilities Held for Risk Management	4,036	151	-	-	4,187
Other Liabilities (**)	103,921	179,227	192	133,934	417,274
Total Liabilities	**16,554,583**	**21,704,728**	**75,409**	**962,182**	**39,296,902**
Net 'On Balance Sheet' Position	**(4,602,810)**	**3,496,284**	**17,463**	**79,274**	**(1,009,789)**
Net 'Off-Balance Sheet' Position	**4,516,386**	**(3,604,166)**	**(16,258)**	**82,544**	**978,506**
Derivative Assets	6,056,780	8,653,921	23,717	668,957	15,403,375
Derivative Liabilities	(1,540,394)	(12,258,087)	(39,975)	(586,413)	(14,424,869)
Non-Cash Loans	-	-	-	-	-
Prior Period					
Total Assets	**12,364,285**	**20,062,782**	**41,212**	**858,003**	**33,326,282**
Total Liabilities	**12,535,259**	**21,379,824**	**73,076**	**922,477**	**34,910,636**
Net 'On Balance Sheet' Position	**(170,974)**	**(1,317,042)**	**(31,864)**	**(64,474)**	**(1,584,354)**
Net 'Off-Balance Sheet' Position	**334,335**	**1,056,302**	**31,247**	**211,688**	**1,633,572**
Derivative Assets	2,161,009	8,443,840	168,964	686,720	11,460,533
Derivative Liabilities	(1,826,674)	(7,387,538)	(137,717)	(475,032)	(9,826,961)
Non-Cash Loans	-	-	-	-	-

(*) The foreign currency-indexed loans amounting YTL 2,227,497 thousands included under YTL loans in the accompanying balance sheet are presented above under the related foreign currency code.

(**) Other liabilities also include gold deposits of YTL 122,229 thousands.

(Thousands of New Turkish Lira (YTL))

4.6 Consolidated interest rate risk

Interest sensitivity of assets, liabilities and off-balance sheet items is evaluated during the weekly Assets-Liabilities Committee meetings taking into account the developments in market conditions.

Bank's interest rate risk is measured by the standard method, value at risk (VaR) and asset-liability risk measurement models.

Measurements for standard method are carried out monthly using the maturity ladder table, while measurements for VaR calculations are done daily. Asset-liability risk measurement model is run monthly.

During the daily VaR calculations, the interest rate risks of the Bank's YTL and FC trading and investment securities available for sale and off-balance sheet position are measured. These are supported by scenario analysis and stress testing.

4.6.1 Interest rate sensitivity of assets, liabilities and off balance sheet items (based on repricing dates)

Current Period	Up to 1 Month	1-3 Months	3-12 Months	1-5 Years	5 Years and Over	Non-Interest Bearing	Total
Assets							
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	2,356,115	-	-	-	-	2,613,543	**4,969,658**
Banks	2,828,864	589,366	1,424,597	246,551	77,419	701,376	**5,868,173**
Financial Assets at Fair Value through Profit/Loss	12,660	12,276	198,627	255,044	23,455	258,242	**760,304**
Interbank Money Market Placements	299,558	-	-	-	-	-	**299,558**
Financial Assets Available-for-Sale	2,727,337	404,728	6,999,923	2,960,517	470,110	773,992	**14,336,607**
Loans	17,221,031	8,793,763	9,044,899	9,836,938	3,681,720	1,211,121	**49,789,472**
Investments Held-to-Maturity	-	89,390	2,843,153	3,325,644	1,064,593	43,311	**7,366,091**
Other Assets	200,458	490,998	855,268	1,040,402	71,632	3,101,423	**5,760,181**
Total Assets	**25,646,023**	**10,380,521**	**21,366,467**	**17,665,096**	**5,388,929**	**8,703,008**	**89,150,044**
Liabilities							
Bank Deposits	822,611	279,933	219,843	44,587	-	737,643	**2,104,617**
Other Deposits	36,245,054	2,676,022	1,846,469	934,069	11,907	9,543,226	**51,256,747**
Interbank Money Market Takings	6,739,975	268,665	592,604	549,999	-	48,090	**8,199,333**
Miscellaneous Payables	-	-	-	-	-	2,993,275	**2,993,275**
Securities Issued	-	-	-	-	-	-	-
Other Fundings	6,873,321	1,729,009	4,143,747	387,603	-	262,186	**13,395,866**
Other Liabilities	-	-	-	-	-	11,200,206	**11,200,206**
Total Liabilities	**50,680,961**	**4,953,629**	**6,802,663**	**1,916,258**	**11,907**	**24,784,626**	**89,150,044**
On Balance Sheet Long Position	-	**5,426,892**	**14,563,804**	**15,748,838**	**5,377,022**	-	**41,116,556**
On Balance Sheet Short Position	**(25,034,938)**	-	-	-	-	**(16,081,618)**	**(41,116,556)**
Off-Balance Sheet Long Position	-	**6,872**	**3,678**	**1,340**	**591**	-	**12,481**
Off-Balance Sheet Short Position	-	**(15,777)**	**(43,132)**	**(1,690)**	**(476)**	-	**(61,075)**
Total Position	**(25,034,938)**	**5,417,987**	**14,524,350**	**15,748,488**	**5,377,137**	**(16,081,618)**	**(48,594)**

(Thousands of New Turkish Lira (YTL))

Average interest rates on monetary financial instruments (%):

Current Period	**Euro**	**USD**	**Yen**	**YTL**
Assets				
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	1.88	0.75	-	12.56
Banks (*)	2.85-4.81	2.00-8.00	0.40	16.30-20.50
Financial Assets at Fair Value through Profit/Loss	6.00	6.56-7.00	-	11.52-16.30
Interbank Money Market Placements	-	-	-	18.25
Financial Assets Available-for-Sale	3.53-9.50	4.34-12.75	-	14.00-21.16
Loans	7.36-12.54	6.36-14.96	4.14	22.43-23.23
Investments Held-to-Maturity	5.31-9.50	6.70-12.38	-	18.63-21.16
Liabilities				
Bank Deposits	3.00-7.08	2.50-6.72	-	15.00-17.32
Other Deposits	1.50-5.00	1.00-6.50	0.42	15.63
Interbank Money Market Takings	4.11	3.03-3.57	-	16.45
Miscellaneous Payables	-	-	-	-
Securities Issued	-	-	-	-
Other Fundings	5.37-6.54	3.83-5.33	2.23	14.58-18.90

(*) The interest rates for USD and YTL placements at banks are 3.09% and 17.48%, respectively, when the placements with range accrual agreements are excluded.

(Thousands of New Turkish Lira (YTL))

4.6.2 **Interest rate sensitivity of assets, liabilities and off balance sheet items** (based on repricing dates)

Prior Period	**Up to 1 Month**	**1-3 Months**	**3-12 Months**	**1-5 Years**	**5 Years and Over**	**Non-Interest Bearing**	**Total**
Assets							
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	4,907,841	-	-	-	-	2,329,190	7,237,031
Banks	2,263,363	565,195	1,305,376	51,219	-	370,999	4,556,152
Financial Assets at Fair Value through Profit/Loss	35,839	23,475	266,192	397,928	40,640	267,626	1,031,700
Interbank Money Market Placements	-	-	-	-	-	-	-
Financial Assets Available-for-Sale	1,260,214	3,607,494	1,620,136	4,570,102	1,558,148	935,273	13,551,367
Loans	10,164,665	7,289,839	8,597,971	10,332,523	2,803,572	839,076	40,027,646
Investments Held-to-Maturity	668,982	2,362,014	300,105	781,710	6,573	180,976	4,300,360
Other Assets	265,230	285,149	786,132	1,090,802	25,818	2,991,106	5,444,237
Total Assets	**19,566,134**	**14,133,166**	**12,875,912**	**17,224,284**	**4,434,751**	**7,914,246**	**76,148,493**
Liabilities							
Bank Deposits	1,508,297	91,135	382,871	129,177	-	324,614	2,436,094
Other Deposits	27,359,379	4,138,411	1,764,896	275,143	-	7,715,607	41,253,436
Interbank Money Market Takings	7,017,196	432,944	520,865	550,003	-	70,948	8,591,956
Miscellaneous Payables	-	-	-	-	-	2,513,228	2,513,228
Securities Issued	-	-	-	-	-	-	-
Other Fundings	5,805,039	2,040,156	2,889,414	701,682	6,654	186,568	11,629,513
Other Liabilities	-	-	-	-	-	9,724,266	9,724,266
Total Liabilities	**41,689,911**	**6,702,646**	**5,558,046**	**1,656,005**	**6,654**	**20,535,231**	**76,148,493**
On Balance Sheet Long Position	-	**7,430,520**	**7,317,866**	**15,568,279**	**4,428,097**	-	**34,744,762**
On Balance Sheet Short Position	**(22,123,777)**	-	-	-	-	**(12,620,985)**	**(34,744,762)**
Off-Balance Sheet Long Position	**2,596**	**82**	**731**	-	-	-	**3,409**
Off-Balance Sheet Short Position	**(72)**	**(20,686)**	**(3,777)**	-	-	-	**(24,535)**
Total Position	**(22,121,253)**	**7,409,916**	**7,314,820**	**15,568,279**	**4,428,097**	**(12,620,985)**	**(21,126)**

(Thousands of New Turkish Lira (YTL))

Average interest rates on monetary financial instruments (%):

Prior Period	Euro	USD	Yen	YTL
Assets				
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	1.80	-	-	11.81
Banks (*)	3.70-4.50	4.25-6.60	-	17.50-22.65
Financial Assets at Fair Value through Profit/Loss	6.49-6.50	7.00-12.38	-	10.00-18.94
Interbank Money Market Placements	-	-	-	-
Financial Assets Available-for-Sale	5.13-10.63	6.61-16.54	-	17.37-20.78
Loans	1.05-10.79	7.00-13.90	2.31	22.95-23.71
Investments Held-to-Maturity	9.11-9.88	6.88-12.38	-	17.33-20.78
Liabilities				
Bank Deposits	3.50-7.08	3.75-6.72	-	13.00-16.65
Other Deposits	1.50-5.00	1.00-6.50	0.48	14.73
Interbank Money Market Takings	4.11	5.06-5.20	-	15.44
Miscellaneous Payables	-	-	-	-
Securities Issued	-	-	-	-
Other Fundings	4.91-5.85	5.52-6.54	1.85	13.66-18.38

(*) The interest rates for USD and YTL placements at banks are 4.97% and 15.96%, respectively, when the placements with range accrual agreements are excluded.

4.7 Consolidated liquidity risk

In order to avoid the liqudity risk, the Bank diverts funding resources as customer deposits and foreign borrowings, considers the maturity mismatch between assets and liabilities and maintains liquid assets to guarantee sufficient liquidity during market fluctuations.

While the Bank's short term liquidity need is met mainly with deposits, its long term liquidity is provided through foreign funding sources such as syndication and securitisation transactions. There are no significant idle liquidity resources.

As per the BRSA Communiqué published on the Official Gazette no.26333 dated 1 November 2006 and became effective starting from 1 June 2007, "Measurement and Assessment of the Adequacy of Banks' Liquidity", the weekly and monthly liquidity ratios on a bank-only basis for foreign currency assets/liabilities and total assets/liabilities should be minimum 80% and 100%, respectively. The Bank's liquidity ratios for the first nine months of 2008 and the year 2007 are as follows:

Current Period	**First Maturity Bracket (Weekly)**		**Second Maturity Bracket (Monthly)**	
	FC	**FC + YTL**	**FC**	**FC + YTL**
Average (%)	161.69	152.79	110.11	109.44
Maximum (%)	190.52	179.94	126.94	119.49
Minimum (%)	137.44	126.82	95.14	100.70

Prior Period	**First Maturity Bracket (Weekly)**		**Second Maturity Bracket (Monthly)**	
	FC	**FC + YTL**	**FC**	**FC + YTL**
Average (%)	205.49	188.04	127.36	123.78
Maximum (%)	251.92	212.33	147.16	130.54
Minimum (%)	158.32	148.21	112.59	116.03

(Thousands of New Turkish Lira (YTL))

Maturity analysis of assets and liabilities according to remaining maturities:

	Demand	Up to 1 Month	1-3 Months	3-12 Months	1-5 Years	5 Years and Over	Undistributed (*)	Total
Current Period								
Assets								
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	2,613,543	2,356,115	-	-	-	-	-	**4,969,658**
Banks	777,192	2,620,154	285,272	99,886	1,379,605	706,064	-	**5,868,173**
Financial Assets at Fair Value through Profit/Loss	14,239	114,946	76,263	258,376	272,855	23,625	-	**760,304**
Interbank Money Market Placements	-	299,558	-	-	-	-	-	**299,558**
Financial Assets Available-for-Sale	59,913	75,180	102,572	2,426,863	9,992,182	1,679,897	-	**14,336,607**
Loans	92,879	11,363,391	5,818,318	7,945,760	14,164,961	9,955,818	448,345	**49,789,472**
Investments Held-to-Maturity	-	-	87,092	155,540	6,061,996	1,061,463	-	**7,366,091**
Other Assets	141,282	454,674	1,383,456	832,745	1,089,956	73,647	1,784,421	**5,760,181**
Total Assets	**3,699,048**	**17,284,018**	**7,752,973**	**11,719,170**	**32,961,555**	**13,500,514**	**2,232,766**	**89,150,044**
Liabilities								
Bank Deposits	783,573	779,748	281,538	220,862	38,896	-	-	**2,104,617**
Other Deposits	10,508,703	35,021,115	2,673,216	1,797,690	970,119	285,904	-	**51,256,747**
Other Fundings	-	1,394,467	1,460,542	3,410,841	2,873,739	4,256,277	-	**13,395,866**
Interbank Money Market Takings	-	6,767,287	269,702	605,581	556,763	-	-	**8,199,333**
Securities Issued	-	-	-	-	-	-	-	-
Miscellaneous Payables	185,056	1,962,684	13,431	832,104	-	-	-	**2,993,275**
Other Liabilities (**)	32,107	213,711	136,522	169,833	39,837	76,612	10,531,584	**11,200,206**
Total Liabilities	**11,509,439**	**46,139,012**	**4,834,951**	**7,036,911**	**4,479,354**	**4,618,793**	**10,531,584**	**89,150,044**
Liquidity Gap	**(7,810,391)**	**(28,854,994)**	**2,918,022**	**4,682,259**	**28,482,201**	**8,881,721**	**(8,298,818)**	**-**
Prior Period								
Total Assets	**3,931,532**	**15,890,981**	**6,313,375**	**11,053,642**	**26,939,197**	**10,078,871**	**1,940,895**	**76,148,493**
Total Liabilities	**9,904,690**	**37,619,255**	**5,099,240**	**7,887,774**	**2,872,504**	**4,680,502**	**8,084,528**	**76,148,493**
Liquidity Gap	**(5,973,158)**	**(21,728,274)**	**1,214,135**	**3,165,868**	**24,066,693**	**5,398,369**	**(6,143,633)**	**-**

(*) Certain assets on the balance sheet that are necessary for the banking operations but not convertable into cash in short period such as tangible assets, investments in associates and subsidiaries, stationary supplies, prepaid expenses and loans under follow-up, are included in this column.

(**) Shareholders' Equity is included in "Other liabilities" line under "Undistributed" column.

4.8 Fair values of financial assets and liabilities

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

4.9 Transactions carried out on behalf of customers, items held in trust

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

(Thousands of New Turkish Lira (YTL))

5 Disclosures and Footnotes on Consolidated Financial Statements

5.1 Consolidated assets

5.1.1 Cash and balances with Central Bank

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Cash in YTL/Foreign Currency	497,465	149,877	244,778	209,416
Central Bank of Turkey	720,954	3,551,737	2,939,012	3,770,506
Others	7,850	41,775	3,180	70,139
Total	**1,226,269**	**3,743,389**	**3,186,970**	**4,050,061**

Balances with the Central Bank of Turkey:

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Unrestricted Demand Deposits	585,954	1,377,582	2,939,012	1,798,900
Unrestricted Time Deposits	135,000	-	-	-
Restricted Time Deposits	-	2,174,155	-	1,971,606
Total	**720,954**	**3,551,737**	**2,939,012**	**3,770,506**

The banks operating in Turkey keep reserve deposits for turkish currency and foreign currency liabilities in YTL and USD or EUR at the rates of 6% and 11%, respectively as per the Communiqué no.2005/1 "Reserve Deposits" of the Central Bank of Turkey. Interest rates applied for reserve requirements by the Central Bank of Turkey are 12.56% for YTL deposits and 0.75% and 1.875% for USD and EUR deposits, respectively.

5.1.2 Financial assets at fair value through profit/loss (net)

5.1.2.1 Financial assets at fair value through profit/loss subject to repurchase agreements and provided as collateral/blocked

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Common Shares	-	-	-	-
Bills, Bonds and Similar Securities	84	-	1,915	-
Others	-	-	-	129,071
Total	**84**	**-**	**1,915**	**129,071**

5.1.2.2 Positive differences on trading derivative instruments

Trading Derivatives	Current Period		Prior Period	
	YTL	FC	YTL	FC
Forward Transactions	19,548	9,220	8,606	7,643
Swap Transactions	102,480	44,310	13,456	40,734
Futures	-	-	-	-
Options	30,235	35,148	22,494	11,456
Others	-	464	-	75
Total	**152,263**	**89,142**	**44,556**	**59,908**

5.1.3 Banks

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Banks				
Domestic banks	441,502	594,238	266,652	662,002
Foreign banks	1,327,592	3,504,841	791,653	2,835,845
Foreign headoffices and branches	-	-	-	-
Total	**1,769,094**	**4,099,079**	**1,058,305**	**3,497,847**

The placements at foreign banks include blocked accounts amounting YTL 1,336,338 thousands of which YTL 161,353 thousands, YTL 107,919 thousands and YTL 16,118 thousands are kept at the central banks of Luxembourg, Malta and NCTR, respectively as reserve deposits, YTL 1,003,200 thousands as collateral against funds borrowed and YTL 47,748 thousands as required by insurance activities at various banks.

Due from foreign banks:

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.1.4 Financial assets available-for-sale (net)

5.1.4.1 Financial assets subject to repurchase agreements and provided as collateral/blocked

Collateralized financial assets available-for-sale in YTL consist of government bonds. Carrying values of such securities with total face value of YTL 1,839,170 thousands (31 December 2007: YTL 671,758 thousands) is YTL 1,879,827 thousands (31 December 2007: YTL 673,136 thousands). The related accrued interests and impairment losses amount to YTL 51,296 thousands (31 December 2007: YTL 54,535 thousands) and YTL 4,050 thousands (31 December 2007: YTL 50 thousands).

Collateralized financial assets available-for-sale in foreign currencies consist of eurobonds and other foreign currency government securities. Carrying values of such securities with total face value of USD 275,945,000 and EUR 3,884,000 (31 December 2007: USD 428,330,000 and EUR 3,563,000), are USD 279,559,317 and EUR 3,902,073 (31 December 2007: USD 428,126,767 and EUR 3,886,376). The related accrued interest income and expenses amount to USD 5,770,837 and EUR 202,733, respectively (31 December 2007: USD 18,296,092 and EUR 81,874, the accrued interest income), and the impairment losses and the value increases to USD 1,945,012 and EUR 168,578, respectively (31 December 2007: USD 619,275 and EUR 70,211, the impairment losses).

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Collateralised/Blocked Assets	1,927,073	358,164	727,621	523,916
Assets subject to Repurchase Agreements	4,490,106	722,344	5,867,904	704,884
Total	**6,417,179**	**1,080,508**	**6,595,525**	**1,228,800**

(Thousands of New Turkish Lira (YTL))

5.1.4.2 Details of financial assets available-for-sale

	Current Period	Prior Period
Debt Securities	**13,593,900**	**12,622,834**
Quoted at Stock Exchange	11,384,617	11,210,244
Unquoted at Stock Exchange	2,209,283	1,412,590
Common Shares	**24,126**	**31,609**
Quoted at Stock Exchange	5,217	12,781
Unquoted at Stock Exchange	18,909	18,828
Value Increase/Impairment Losses (-)	**718,581**	**896,924**
Total	**14,336,607**	**13,551,367**

As of 30 September 2008, the Bank's "financial assets available-for-sale" portfolio includes private sector bonds with "credit linked notes" at a total face value of USD 925,000,000 (31 December 2007: USD 875,000,000) and a total carrying value of YTL 1,157,971 thousands (31 December 2007: YTL 1,039,423 thousands). Garanti Faktoring's "financial assets available-for-sale" portfolio also includes private sector bonds with "credit linked notes" at a total face value of USD 22,250,000 and EUR 2,000,000 (31 December 2007: USD 35,850,000 and EUR 2,500,000) and a total carrying value of YTL 22,432 thousands (31 December 2007: YTL 30,633 thousands).

A consolidated financial affiliate of the Bank, reclassified certain security investments, previously classified in its financial assets held for trading amounting EUR 65,782,732 with a total face value of USD 93,155,000 to its financial assets available-for-sale as per the legislation of the Turkish Accounting Standards Board published on the Official Gazette no.27040 dated 31 October 2008 for "the Amendments to the Legislation for the Turkish Accounting Standard 39 (TAS 39), Financial Instruments: Recognition and Measurement".

5.1.5 Loans

5.1.5.1 Loans and advances to shareholders and employees of the Bank

	Current Period		Prior Period	
	Cash Loans	Non-Cash Loans	Cash Loans	Non-Cash Loans
Direct Lendings to Shareholders	**8**	**1,664**	**1**	**1,090**
Corporates	8	1,664	1	1,090
Individuals	-	-	-	-
Indirect Lendings to Shareholders	**180,466**	**158,494**	**74,459**	**168,482**
Loans to Employees	**81,932**	**-**	**58,807**	**-**
Total	**262,406**	**160,158**	**133,267**	**169,572**

(Thousands of New Turkish Lira (YTL))

5.1.5.2 Loans and other receivables classified in groups I and II and restructured or rescheduled

Cash Loans	Performing Loans and Other Receivables (Group I)		Loans under Follow-Up and Other Receivables (Group II)	
	Loans and Other Receivables	Restructured or Rescheduled Loans and Other Receivables	Loans and Other Receivables	Restructured or Rescheduled Loans and Other Receivables
Loans	**48,066,737**	-	**1,231,161**	**43,229**
Discounted Bills	135,685	-	122	-
Export Loans	3,599,345	-	784	4,561
Import Loans	20,242	-	-	-
Loans to Financial Sector	1,868,662	-	-	-
Foreign Loans	2,518,231	-	-	-
Consumer Loans	9,227,325	-	536,452	-
Credit Cards	6,495,027	-	562,132	-
Precious Metal Loans	208,077	-	-	-
Others	23,994,143	-	131,671	38,668
Specialization Loans	-	-	-	-
Other Receivables	-	-	-	-
Total	**48,066,737**	-	**1,231,161**	**43,229**

Collaterals received for loans under follow-up

	Corporate / Commercial Loans	Consumer Loans	Credit Cards	Total
Loans Collateralized by Cash	3,191	4,797	-	7,988
Loans Collateralized by Mortgages	63,067	233,793	-	296,860
Loans Collateralized by Pledged Assets	47,988	89,532	-	137,520
Loans Collateralized by Cheques and Notes	15,469	140,762	-	156,231
Loans Collateralized by Other Collaterals	14,864	16,232	-	31,096
Unsecured Loans	31,227	51,336	562,132	644,695
Total	**175,806**	**536,452**	**562,132**	**1,274,390**

Delinquency periods of loans under follow-up

	Commercial Loans	Consumer Loans	Credit Cards	Total
Upto 30 days	63,497	309,760	387,956	761,213
30-60 days	45,585	157,456	124,334	327,375
60-90 days	23,495	69,236	49,842	142,573
Total	**132,577**	**536,452**	**562,132**	**1,231,161**

5.1.5.3 Maturity analysis of cash loans

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

(Thousands of New Turkish Lira (YTL))

5.1.5.4 Consumer loans, retail credit cards, personnel loans and personnel credit cards

	Short-Term	Medium and Long-Term	Total
Consumer Loans – YTL	**422,260**	**7,818,564**	**8,240,824**
Housing Loans	18,023	4,347,100	4,365,123
Automobile Loans	20,832	869,862	890,694
General Purpose Loans	383,405	2,601,602	2,985,007
Others	-	-	-
Consumer Loans – FC-indexed	**14,761**	**847,189**	**861,950**
Housing Loans	3,567	737,838	741,405
Automobile Loans	2,222	46,159	48,381
General Purpose Loans	8,972	63,192	72,164
Others	-	-	-
Consumer Loans – FC	**17,586**	**183,063**	**200,649**
Housing Loans	2,873	51,023	53,896
Automobile Loans	10	15,221	15,231
General Purpose Loans	13,906	116,819	130,725
Others	797	-	797
Retail Credit Cards – YTL	**6,756,686**	**42,208**	**6,798,894**
With Installment	3,036,770	42,194	3,078,964
Without Installment	3,719,916	14	3,719,930
Retail Credit Cards – FC	**22,388**	**4,823**	**27,211**
With Installment	4,191	3	4,194
Without Installment	18,197	4,820	23,017
Personnel Loans – YTL	**13,990**	**9,618**	**23,608**
Housing Loan	5	1,529	1,534
Automobile Loans	-	304	304
General Purpose Loans	13,985	7,785	21,770
Others	-	-	-
Personnel Loans - FC-indexed	-	**318**	**318**
Housing Loans	-	190	190
Automobile Loans	-	128	128
General Purpose Loans	-	-	-
Others	-	-	-
Personnel Loans – FC	**230**	**30,001**	**30,231**
Housing Loans	-	8,716	8,716
Automobile Loans	-	59	59
General Purpose Loans	230	21,226	21,456
Others	-	-	-
Personnel Credit Cards – YTL	**27,141**	**221**	**27,362**
With Installment	18,950	221	19,171
Without Installment	8,191	-	8,191
Personnel Credit Cards – FC	**413**	-	**413**
With Installment	82	-	82
Without Installment	331	-	331
Deposit Accounts– YTL (real persons)	**406,197**	-	**406,197**
Deposit Accounts– FC (real persons)	-	-	-
Total	**7,681,652**	**8,936,005**	**16,617,657**

(Thousands of New Turkish Lira (YTL))

5.1.5.5 Installment based commercial loans and corporate credit cards

	Short-Term	Medium and Long-Term	Total
Installment-based Commercial Loans – YTL	**471,960**	**3,015,506**	**3,487,466**
Real Estate Loans	12,223	394,156	406,379
Automobile Loans	66,332	1,144,845	1,211,177
General Purpose Loans	393,405	1,476,505	1,869,910
Others	-	-	-
Installment-based Commercial Loans - FC-indexed	**87,007**	**501,475**	**588,482**
Real Estate Loans	656	55,813	56,469
Automobile Loans	6,794	200,608	207,402
General Purpose Loans	79,557	245,054	324,611
Others	-	-	-
Installment-based Commerical Loans – FC	**44**	**10,368**	**10,412**
Real Estate Loans	-	127	127
Automobile Loans	9	3,152	3,161
General Purpose Loans	35	7,089	7,124
Others	-	-	-
Corporate Credit Cards – YTL	**198,032**	**165**	**198,197**
With Installment	63,829	165	63,994
Without Installment	134,203	-	134,203
Corporate Credit Cards – FC	**5,082**	-	**5,082**
With Installment	2	-	2
Without Installment	5,080	-	5,080
Deposit Accounts– YTL (corporate)	**485,734**	-	**485,734**
Deposit Accounts– FC (corporate)	-	-	-
Total	**1,247,859**	**3,527,514**	**4,775,373**

5.1.5.6 Allocation of loans by customers

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.1.5.7 Allocation of domestic and foreign loans

	Current Period	Prior Period
Domestic Loans	46,822,800	36,461,121
Foreign Loans	2,518,327	3,259,485
Total	**49,341,127**	**39,720,606**

5.1.5.8 Loans to associates and subsidiaries

	Current Period	Prior Period
Direct Lending	15,050	201
Indirect Lending	-	-
Total	**15,050**	**201**

(Thousands of New Turkish Lira (YTL))

5.1.5.9 *Specific provisions for loans*

Specific Provisions	Current Period	Prior Period
Substandard Loans and Receivables - Limited Collectibility	28,648	23,734
Doubtful Loans and Receivables	111,611	90,827
Uncollectible Loans and Receivables	477,899	430,713
Total	**618,158**	**545,274**

5.1.5.10 *Non-performing loans(NPLs) (net)*

Non-performing loans and other receivables restructured or rescheduled:

	Group III	Group IV	Group V
	Substandard Loans and Receivables	Doubtful Loans and Receivables	Uncollectible Loans and Receivables
Current Period			
(Gross amounts before specific provisions)			
Restructured Loans and Receivables	-	-	54,294
Rescheduled Loans and Receivables	-	-	-
Total	-	-	**54,294**
Prior Period			
(Gross amounts before specific provisions)			
Restructured Loans and Receivables	-	-	54,424
Rescheduled Loans and Receivables	-	-	-
Total	-	-	**54,424**

Movements in non-performing loan groups:

	Group III	Group IV	Group V
	Substandard Loans and Receivables	Doubtful Loans and Receivables	Uncollectible Loans and Receivables
Balances at Beginning of Period	**148,942**	**200,640**	**502,732**
Additions (+)	569,030	39,563	25,177
Transfer from Other NPL Categories (+)	-	418,322	277,677
Transfer to Other NPL Categories (-)	418,322	277,677	-
Collections during the Period (-)	123,546	107,254	88,609
Write-offs (-)	2	20	100,150
Corporate and Commercial Loans	2	-	2,338
Retail Loans	-	3	2,234
Credit Cards	-	17	95,578
Other	-	-	-
Balances at End of Period	**176,102**	**273,574**	**616,827**
Specific Provisions (-)	28,648	111,611	477,899
Net Balance on Balance Sheet	**147,454**	**161,963**	**138,928**

(Thousands of New Turkish Lira (YTL))

Movements in specific loan provisions

	Corporate / Commercial Loans	Consumer Loans	Credit Cards	Total
Balances at End of Prior Period	178,138	105,471	261,665	545,274
Additions during the Period (+)	46,447	98,188	187,010	331,645
Restructured/Rescheduled Loans (-)	-	-	-	-
Collections during the Period (-)	24,517	47,925	86,379	158,821
Write-Offs (-)	4,354	-	95,586	99,940
Balances at End of Period	**195,714**	**155,734**	**266,710**	**618,158**

Non-performing loans in foreign currencies

	Group III	Group IV	Group V
	Substandard Loans and Receivables	Doubtful Loans and Receivables	Uncollectible Loans and Receivables
Current Period			
Balance at End of Period	**636**	**8,197**	**104,241**
Specific Provisions (-)	31	1,217	73,881
Net Balance at Balance Sheet	**605**	**6,980**	**30,360**
Prior Period			
Balance at End of Period	**3,103**	**2,892**	**95,892**
Specific Provisions (-)	142	298	72,755
Net Balance at Balance Sheet	**2,961**	**2,594**	**23,137**

Gross and net non-performing loans and receivables as per customer categories

	Group III	Group IV	Group V
	Substandard Loans and Receivables	Doubtful Loans and Receivables	Uncollectible Loans and Receivables
Current Period (Net)	**147,454**	**161,963**	**138,928**
Loans to Individuals and Corporates (Gross)	176,102	273,574	604,831
Specific Provision (-)	28,648	111,611	465,903
Loans to Individuals and Corporates (Net)	147,454	161,963	138,928
Banks (Gross)	-	-	4,324
Specific Provision (-)	-	-	4,324
Banks (Net)	-	-	-
Other Loans and Receivables (Gross)	-	-	7,672
Specific Provision (-)	-	-	7,672
Other Loans and Receivables (Net)	-	-	-
Prior Period (Net)	**125,208**	**109,813**	**72,019**
Loans to Individuals and Corporates (Gross)	148,942	200,640	490,742
Specific Provision (-)	23,734	90,827	418,723
Loans to Individuals and Corporates (Net)	125,208	109,813	72,019
Banks (Gross)	-	-	4,322
Specific Provision (-)	-	-	4,322
Banks (Net)	-	-	-
Other Loans and Receivables (Gross)	-	-	7,668
Specific Provision (-)	-	-	7,668
Other Loans and Receivables (Net)	-	-	-

(Thousands of New Turkish Lira (YTL))

Collaterals received for non-performing loans

	Corporate/Commercial Loans	Consumer Loans	Credit Cards	Total
Loans Collateralized by Cash	288	181	-	469
Loans Collateralized by Mortgages	167,161	49,559	-	216,720
Loans Collateralized by Pledged Assets	56,405	69,586	-	125,991
Loans Collateralized by Cheques and Notes	61,552	129,913	-	191,465
Loans Collateralized by Other Collaterals	22,092	8,452	-	30,544
Unsecured Loans	62,630	49,373	389,311	501,314
Total	**370,128**	**307,064**	**389,311**	**1,066,503**

5.1.5.11 Liquidation policy for uncollectible loans and receivables

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.1.5.12 Write-off policy

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.1.6 Factoring receivables

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.1.7 Investments held-to-maturity (net)

5.1.7.1 Investment subject to repurchase agreements and provided as collateral/blocked

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Collateralised/Blocked Investments	877,713	20,350	283,506	27,897
Investments subject to Repurchase Agreements	3,218,124	634,898	2,645,615	500,243
Total	**4,095,837**	**655,248**	**2,929,121**	**528,140**

5.1.7.2 Government securities held-to-maturity

	Current Period	Prior Period
Government Bonds	5,863,494	4,027,893
Treasury Bills	-	-
Other Government Securities	1,476,369	245,409
Total	**7,339,863**	**4,273,302**

(Thousands of New Turkish Lira (YTL))

5.1.7.3 *Investments held-to-maturity*

	Current Period	Prior Period
Debt Securities	**7,370,232**	**4,166,659**
Quoted at Stock Exchange	7,343,794	4,139,172
Unquoted at Stock Exchange	26,438	27,487
Impairment Losses (-)	**(4,141)**	**133,701**
Total	**7,366,091**	**4,300,360**

5.1.7.4 *Movement of investments held-to-maturity*

	Current Period	Prior Period
Balances at Beginning of Period	**4,300,360**	**5,172,601**
Foreign Currency Differences on Monetary Assets	28,366	(174,812)
Purchases during the Period	3,742,544	71,632
Disposals through Sales/Redemptions	(581,991)	(678,737)
Value Increase/Impairment Losses (-)	(3,058)	(13,032)
Change in Redeemed Costs	(120,130)	(77,292)
Balances at End of Period	**7,366,091**	**4,300,360**

The Bank reclassified certain security investments, previously classified in its securities available-for-sale portfolio in its financial statements, with total face values of YTL 2,831,667 thousands and USD 843,847,999 to its securities held-to-maturity portfolio as a result of change in its intention to hold such securities in compliance with the TAS. Such securities are included in the securities held-to-maturity portfolio at their fair values of YTL 2,685,106 thousands and USD 852,772,307 as of their reclassification date and presented in the above movement table of investments held-to-maturity under the "purchases during the period" line. The negative valuation differences amounting YTL 99,085 thousands and USD 6,729,440 of these securities, are recorded under the shareholders' equity and amortized through the income statement throughout their maturities. As of the balance sheet date, the negative valuation differences under the shareholders' equity are YTL 97,926 thousands and USD 6,724,198. The total fair values of these reclassified securities as of the balance sheet date are YTL 2,665,327 thousands and USD 806,344,633. If these securities had not been reclassified, the negative valuation differences amounting YTL 47,229 thousands and USD 49,674,704 would be recognized under the shareholders' equity.

5.1.8 Investments in associates (net)

5.1.8.1 *Unconsolidated investments in associates*

	Associates	Address (City/ Country)	Parent Bank's Share – If Different, Voting Rights (%)	Bank Risk Group's Share (%)
1	Emeklilik Gözetim Merkezi AŞ	Istanbul/Turkey	-	9.00

	Total Assets	Shareholders' Equity	Total Fixed Assets (*)	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss and Extraordinary Reserves	Company's Fair Value (if available)
1	4,456	3,902	399	408	52	423	584	-

(*) Total fixed assets include tangible and intangible assets.

Unconsolidated investments in associates sold during the current period

None.

Unconsolidated investments in associates acquired during the current period

None.

(Thousands of New Turkish Lira (YTL))

5.1.8.2 *Consolidated investments in associates*

	Associates	Address (City/ Country)	Parent Bank's Share – If Different, Voting Rights (%)	Bank Risk Group's Share (%)
1	Eureko Sigorta AŞ	Istanbul/Turkey	20.00	20.00

	Total Assets	Shareholders' Equity	Total Fixed Assets (*)	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss and Extraordinary Reserves	Company's Fair Value (if available)
1	435,546	183,015	17,594	23,510	2,197	44,089	37,735	-

(*) Total fixed assets include tangible and intangible assets.

5.1.8.3 *Movement of consolidated investments in associates*

	Current Period	Prior Period
Balance at Beginning of Period	**28,997**	-
Movements during the Period	**7,606**	**28,997**
Acquisitions and Capital Increases	-	-
Bonus Shares Received	-	-
Dividends from Current Year Profit	-	-
Sales/Liquidations (-)	-	-
Reclassifications	-	28,997
Increase/Decrease in Fair Values	7,606	-
Currency Differences on Foreign Associates	-	-
Impairment Losses (-)	-	-
Balance at End of Period	**36,603**	**28,997**
Capital Commitments	-	-
Share Percentage at the End of Period (%)	-	-

Valuation methods of consolidated investments in associates

Associates	Current Period	Prior Period
Valued at Cost	-	-
Valued at Fair Value	-	-
Valued by Equity Method of Accounting	36,603	28,997

Sectoral distribution of consolidated investments and associates

Associates	Current Period	Prior Period
Banks	-	-
Insurance Companies	36,603	28,997
Factoring Companies	-	-
Leasing Companies	-	-
Finance Companies	-	-
Other Associates	-	-

Quoted consolidated investments in associates

None.

Investments in associates sold during the current period

None.

(Thousands of New Turkish Lira (YTL))

Investments in associates acquired during the current period

None.

5.1.9 Investments in subsidiaries (net)

5.1.9.1 Unconsolidated investments in subsidiaries

	Subsidiaries	Address (City/ Country)	Parent Bank's Share – If Different, Voting Rights (%)	Bank Risk Group's Share (%)
1	Garanti Bilişim Teknolojisi ve Tic. AŞ	Istanbul/Turkey	100.00	100.00
2	Garanti Ödeme Sistemleri AŞ	Istanbul/Turkey	99.92	100.00
3	Garanti Hizmet Yönetimi AŞ	Istanbul/Turkey	93.40	100.00
4	Garanti Kültür AŞ (**)	Istanbul/Turkey	100.00	100.00
5	Trifoy Real Estate Company	Bucharest/Romania	-	100.00
6	Participation GBI Custody	Amsterdam/Holland	-	100.00
7	Participation United Custodian	Amsterdam/Holland	-	100.00
8	Trifoy Investments	Amsterdam/Holland	-	100.00
9	Garanti Konut Finansmanı Danışmanlık Hizm. AŞ	Istanbul/Turkey	100.00	100.00
10	Garanti Filo Yönetim Hizmetleri AŞ	Istanbul/Turkey	100.00	100.00

	Total Assets	Shareholders' Equity	Total Fixed Assets (*)	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss and Extraordinary Reserves	Company's Fair Value (if available)
1	13,836	8,286	519	-	8	440	(99,458)	-
2	15,780	7,978	472	-	1,279	1,483	5,917	-
3	666	607	18	-	69	242	-	-
4	372	166	39	-	1	(7)	(171)	-
5	57	30	50	-	-	-	(33)	
6	224	224	-	-	-	-	-	-
7	224	224	-	-	-	-	-	-
8	1	1	-	-	-	-	-	-
9	542	418	-	-	12	222	8	-
10	90,120	(976)	70,898	1	-	(2,869)	893	-

(*) Total fixed assets include tangible and intangible assets.

(**) The legal name of Galata Araştırma Yayıncılık Tanıtım ve Bilişim Teknoloji Hizmetleri AŞ has been changed as Garanti Kültür AŞ on 8 February 2008.

Unconsolidated subsidiaries, reasons for not consolidating such investments and accounting treatments applied for such investments

As of 30 September 2008, the investments in Trifoy Real Estate Company, Participation GBI Custody, Participation United Custodian and Trifoy Investments classified as financial subsidiaries are not consolidated as their total assets are less than 1% of the Bank's total assets, instead they are valued at cost.

The non-financial investments in Garanti Bilişim Teknolojisi ve Tic. AŞ, Garanti Ödeme Sistemleri AŞ, Garanti Hizmet Yönetimi AŞ, Garanti Kültür AŞ, Garanti Filo Yönetim Hizmetleri AŞ and Garanti Konut Finansmanı Danışmanlık Hizm. AŞ are accounted under equity method of accounting.

(Thousands of New Turkish Lira (YTL))

5.1.9.2 Movement of consolidated investments in subsidiaries

	Current Period	Prior Period
Balance at Beginning of Period	**577,928**	**605,059**
Movements during the Period	**115,534**	**(27,131)**
Acquisitions and Capital Increases	-	-
Bonus Shares Received (*)	72,284	45,605
Dividends from Current Year Profit	-	-
Sales/Liquidations	-	66,551
Reclassifications	-	-
Increase/Decrease in Market Values	(17,112)	1,898
Currency Differences on Foreign Subsidiaries	9,253	(29,069)
Impairment Losses (-)	51,109	20,986
Balance at End of Period	**693,462**	**577,928**
Capital Commitments	-	-
Share Percentage at the End of Period (%)	-	-

(*) Garanti Factoring Hizmetleri AŞ increased its share capital from YTL 16,849 thousands to YTL 17,960 thousands through appropriation from the dividends allocated from its retained earnings of the year 2007 at 10 September 2008.

As per the decision made at the general assembly of Garanti Bank International NV at 14 April 2008, the bank's share capital has been increased from EUR 159,470,000 to EUR 196,567,000. The appropriation of capital increase is from the retained earnings amounting EUR 35,011,000 and the share premium amounting EUR 2,086,000.

In prior period, Garanti Bank International increased its share capital from EUR 134,750,000 to EUR 159,470,000 through appropriation from its retained earnings at 17 April 2007. Garanti Faktoring Hizmetleri AŞ increased its share capital form YTL 15,989 thousands to YTL 16,849 thousands through appropriation from its retained earnings at 8 August 2007.

Valuation methods of consolidated investments in subsidiaries

	Current Period	Prior Period
Valued at Cost	210,587	210,587
Valued at Fair Value	482,875	367,341
Valued by Equity Method of Accounting	-	-

Sectoral distribution of consolidated investments in subsidiaries

	Current Period	Prior Period
Banks	441,460	310,612
Insurance Companies	56,545	56,545
Factoring Companies	23,084	39,580
Leasing Companies	85,381	85,381
Finance Companies	86,992	85,810
Other Subsidiaries	-	-

Quoted consolidated investments in subsidiaries

	Current Period	Prior Period
Quoted at Domestic Stock Exchanges	23,084	39,580
Quoted at International Stock Exchanges	-	-

(Thousands of New Turkish Lira (YTL))

Other information on consolidated investments in subsidiaries

	Subsidiaries	Address (City/ Country)	Parent Bank's Share – If Different, Voting Rights (%)	Shares of Other Consolidated Subsidiaries (%)	Method of Consolidation
1	Garanti Finansal Kiralama AŞ	Istanbul/Turkey	94.10	5.86	Full Consolidation
2	Garanti Faktoring Hizmetleri AŞ	Istanbul/Turkey	55.40	-	Full Consolidation
3	Garanti Yatırım Menkul Kıymetler AŞ	Istanbul/Turkey	100.00	-	Full Consolidation
4	Garanti Portföy Yönetimi AŞ	Istanbul/Turkey	100.00	-	Full Consolidation
5	Garanti Emeklilik ve Hayat AŞ	Istanbul/Turkey	84.91	-	Full Consolidation
6	Garanti Bank International NV	Amsterdam/Holland	100.00	-	Full Consolidation
7	Garanti Bank Moscow	Moscow/Russia	75.02	24.86	Full Consolidation
8	Garanti Financial Services Plc	Dublin/Ireland	99.99	-	Full Consolidation
9	Garanti Fund Management Co Ltd	Valetta/Malta	99.50	-	Full Consolidation

	Total Assets	Shareholders' Equity	Total Fixed Assets (*)	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss and Extraordinary Reserves	Company's Fair Value (if available)
1	2,113,731	268,088	17,902	181,933	-	56,806	128,035	-
2	818,811	39,723	1,983	51,408	-	5,377	14,264	41,667
3	27,606	25,468	3,167	1,684	1,127	639	10,140	-
4	16,638	14,492	1,247	1,362	236	1,264	440	-
5	1,093,507	137,149	8,685	19,640	4,134	44,863	25,078	-
6	7,449,094	451,494	84,331	252,468	82,486	83,032	24,841	399,027
7	618,807	80,286	1,432	25,704	7,125	11,088	29,545	56,561
8	8,662	8,284	-	85	-	(725)	6,188	18,333
9	76	-	-	-	-	-	(267)	-

(*) Total fixed assets include tangible and intangible assets.

Consolidated investments in subsidiaries disposed during the current period

None.

Consolidated investments in subsidiaries acquired during the current period

None.

5.1.10 Investments in joint-ventures (net)

None.

(Thousands of New Turkish Lira (YTL))

5.1.11 Lease receivables (net)

5.1.11.1 Financial lease receivables according to remaining maturities

	Current Period		Prior Period	
	Gross	Net	Gross	Net
Less than 1 Year	1,028,363	865,160	1,010,935	850,232
Between 1-4 Years	1,217,646	1,075,647	1,240,013	1,095,417
Longer than 4 Years	55,184	49,846	-	-
Total	**2,301,193**	**1,990,653**	**2,250,948**	**1,945,649**

5.1.11.2 Net financial lease receivables

	Current Period	Prior Period
Gross Financial Lease Receivables	2,301,193	2,250,948
Unearned Income on Financial Lease Receivables (-)	310,540	305,299
Terminated Lease Contracts (-)	-	-
Net Financial Lease Receivables	**1,990,653**	**1,945,649**

5.1.11.3 Financial lease agreements

The criterias applied for the financial lease agreements are as follows:

The customer applied for a financial lease is evaluated based on the lending policies and criterias taking into account the legal legislation. A "customer analysis report" according to the type and amount of the application is prepared for the evaluation of the customer by the Credit Committee and certain risk rating models such as "customer risk rating" and "equipment rating/scoring" are applied.

In compliance with the legal legislation and the authorization limits of the general manager, credit committee and board of directors, it is decided whether the loan will be granted considering the financial position and the qualitative characteristics of the customer and the criterias mentioned above, if yes, which conditions will be applied. At this stage, collateral such as bank guarantees, mortgages, asset pledges, promissory notes or the personal or corporate guarantees, may be required depending on the creditworthiness of the customer and the characteristics of the product to be sold.

The sectoral, equipment type and pledged asset concentration of the customers are monitored regularly.

The followings are monitored for the financial lease agreements signed:

Subsequent to granting of loan, the fulfillment of monetary aspects such as lending procedures, timely collection of rental payments are monitored. Furthermore, updated information on the performance of companies is reported by the credit monitoring unit even for the performing customers.

The reports prepared by the credit monitoring unit for the performing companies and the assessments made by the administration follow-up and the legal units for the problematic companies, are presented to the top management following the assesments made by the related internal committees and the necessary actions are taken.

(Thousands of New Turkish Lira (YTL))

5.1.12 Derivative financial assets held for risk management

5.1.12.1 Positive differences on derivative financial instruments held for risk management

Derivative Financial Assets held for Risk Management	Current Period		Prior Period	
	YTL	FC	YTL	FC
Fair Value Hedges	-	-	-	-
Cash Flow Hedges	-	2,150	-	31,960
Net Foreign Investment Hedges	-	-	-	-
Total	-	**2,150**	-	**31,960**

The four interest rate swap transactions classified under derivative financial assets held for cash flow risk management in the financial statements of prior period are exercised before their due dates at 9 January 2008 and 16 January 2008. The Bank recognized USD 38,670,000 (equivalent of YTL 45,002 thousands) that was collected on the date of these transactions as per the related agreements, under "trading account income" in the accompanying consolidated financial statements.

5.1.13 Tangible assets (net)

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.1.14 Intangible assets

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.1.15 Investment property

None.

5.1.16 Deferred tax asset

As of 30 September 2008, on a consolidated basis the Bank has a deferred tax asset of YTL 73,901 thousands (31 December 2007: YTL 58,352 thousands) calculated as the net amount remaining after netting of tax deductable timing differences and taxable timing differences in its consolidated financial statements.

There is no deferred tax assets on tax losses carried forward or tax deductions and exemptions as of 30 September 2008. However, there is a deferred tax asset of YTL 148,198 thousands (31 December 2007: YTL 112,882 thousands) and deferred tax liability of YTL 74,297 thousands (31 December 2007: YTL 54,530 thousands) presented as net in the accompanying consolidated financial statements on all taxable temporary differences arising between the carrying amounts and the taxable amounts of assets and liabilities on the financial statements that will be considered in the calculation of taxable earnings in the future periods.

For the cases where such differences are related with certain items on the shareholders' equity accounts, the deferred taxes are charged or credited directly to these accounts.

(Thousands of New Turkish Lira (YTL))

5.1.17 Assets held for sale and assets of discontinued operations

	Current Period	*Prior Period*
End of Prior Period		
Cost	**115,635**	**117,297**
Accumulated Depreciation (-)	**2,749**	**2,101**
Net Book Value	**112,886**	**115,196**
End of Current Period		
Additions	3,267	24,962
Disposals (Cost)	(37,735)	(26,624)
Disposals (Accumulated Depreciation)	1,767	746
Reversal of Impairment / Impairment Losses (-)	486	-
Depreciation Expense for Current Period (-)	(682)	1,394
Currency Translation Differences on Foreign	-	-
Cost	**81,653**	**115,635**
Accumulated Depreciation (-)	**1,664**	**2,749**
Net Book Value	**79,989**	**112,886**

As of balance sheet date, the rights of repurchase on various assets held for sale amount to YTL 13,787 thousands (31 December 2007: YTL 29,850 thousands).

5.1.18 Other Assets

5.1.18.1 Receivables from term sale of assets

	Current Period	*Prior Period*
Sale of Investments in Associates, Subsidiaries and Joint – Ventures	30,132	31,412
Sale of Real Estates	735	1,427
Sale of Other Assets	2,857	2,843
Total	**33,724**	**35,682**

5.1.18.2 Prepaid expenses

	Current Period	*Prior Period*
Prepaid Expenses	288,275	257,923

(Thousands of New Turkish Lira (YTL))

5.2 Consolidated liabilities

5.2.1 Maturity profile of deposits

Current Period	Demand	7 Days Notice	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Accumulating Deposit	Total
Saving Deposits	**1,540,507**	**-**	**7,903,902**	**6,402,029**	**132,076**	**90,019**	**151,489**	**-**	**16,220,022**
Foreign Currency	**5,692,030**	**-**	**9,190,163**	**7,682,021**	**524,048**	**1,290,682**	**1,577,507**	**77,064**	**26,033,515**
Residents in Turkey	3,728,258	-	7,705,734	7,079,566	374,142	356,058	445,334	76,018	19,765,110
Residents in Abroad	1,963,772	-	1,484,429	602,455	149,906	934,624	1,132,173	1,046	6,268,405
Public Sector Deposits	**1,030,179**	**-**	**27,864**	**546,288**	**110**	**449**	**61**	**-**	**1,604,951**
Commercial Deposits	**2,031,586**	**-**	**2,346,790**	**2,201,467**	**273,555**	**111,100**	**60,567**	**-**	**7,025,065**
Others	**115,376**	**-**	**67,156**	**66,186**	**1,727**	**329**	**191**	**-**	**250,965**
Precious Metal Deposits	**99,025**	**-**	**-**	**1,657**	**-**	**14,574**	**6,973**	**-**	**122,229**
Bank Deposits	**783,573**	**-**	**500,892**	**519,815**	**114,835**	**138,568**	**46,934**	**-**	**2,104,617**
Central Bank of Turkey	-	-	-	-	-	-	-	-	-
Domestic Banks	12,684	-	71,357	7,393	375	64	-	-	91,873
Foreign Banks	638,675	-	429,535	512,422	114,460	138,504	46,934	-	1,880,530
Special Purpose Financial Institutions	132,214	-	-	-	-	-	-	-	132,214
Others	-	-	-	-	-	-	-	-	-
Total	**11,292,276**	**-**	**20,036,767**	**17,419,463**	**1,046,351**	**1,645,721**	**1,843,722**	**77,064**	**53,361,364**

Prior Period	Demand	7 Days Notice	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Accumulating Deposit	Total
ving Deposits	**1,072,314**	**-**	**3,570,588**	**7,477,039**	**189,474**	**99,403**	**244,273**	**-**	**12,653,091**
Foreign Currency	**5,276,925**	**-**	**7,283,743**	**6,878,331**	**669,115**	**999,861**	**716,865**	**66,946**	**21,891,786**
Residents in Turkey	3,563,993	-	6,025,233	6,254,723	434,700	341,056	371,478	66,119	17,057,302
Residents in Abroad	1,712,932	-	1,258,510	623,608	234,415	658,805	345,387	827	4,834,484
Public Sector Deposits	**384,378**	**-**	**82,765**	**6,044**	**31**	**1,412**	**55**	**-**	**474,685**
Commercial Deposits	**1,644,869**	**-**	**2,293,188**	**1,741,392**	**130,100**	**93,931**	**17,467**	**-**	**5,920,947**
Others	**65,314**	**-**	**68,840**	**114,700**	**1,547**	**227**	**258**	**-**	**250,886**
Precious Metal Deposits	**35,438**	**-**	**1,465**	**1,488**	**3,112**	**3,424**	**17,114**	**-**	**62,041**
Bank Deposits	**376,893**		**1,265,127**	**261,125**	**111,829**	**288,505**	**132,615**	**-**	**2,436,094**
Central Bank of Turkey	-	-	-	-	-	-	-	-	-
Domestic Banks	3,687	-	421,821	235	-	4,797	11,670	-	442,210
Foreign Banks	239,259	-	843,306	260,890	111,829	283,708	120,945	-	1,859,937
Special Purpose Financial Institutions	133,947	-	-	-	-	-	-	-	133,947
Others	-	-	-	-	-	-	-	-	-
Total	**8,856,131**	**-**	**14,565,716**	**16,480,119**	**1,105,208**	**1,486,763**	**1,128,647**	**66,946**	**43,689,530**

(Thousands of New Turkish Lira (YTL))

5.2.1.1 Saving deposits and other deposit accounts insured by Saving Deposit Insurance Fund

5.2.1.1.1 Deposits exceeding insurance limit

Saving deposits covered by deposit insurance and total amount of deposits exceeding insurance coverage limit:

	Covered by Deposit Insurance		Over Deposit Insurance Limit	
	Current Period	Prior Period	Current Period	Prior Period
Saving Deposits	7,737,468	6,036,489	8,135,419	6,261,780
Foreign Currency Saving Deposits	3,090,935	2,987,805	7,306,019	6,578,805
Other Saving Deposits	30,455	1,969	70,147	48,387
Foreign Branches' Deposits Under Foreign Insurance Coverage	-	-	-	-
Off-Shore Branches' Deposits Under Foreign Insurance Coverage	-	-	-	-

5.2.1.2 Saving deposits at domestic branches of foreign banks in Turkey under the coverage of foreign insurance

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.2.1.3 Saving deposits not covered by insurance limits

5.2.1.3.1 Saving deposits of individuals not covered by insurance limits:

	Current Period	Prior Period
Deposits and Other Accounts held at Foreign Branches	671,704	566,974
Deposits and Other Accounts held by Shareholders and their Relatives	-	-
Deposits and Other Accounts of the Chairman and Members of Board of Directors, Chief Executive Officer, Senior Executive Officers and their Relatives	221,238	196,751
Deposits and Other Accounts held as Assets subject to the Crime defined in the Article 282 of the Turkish Criminal Code no. 5237 dated 26 September 2004	-	-
Deposits at Depository Banks established for Off-Shore Banking Activities in Turkey	-	-

5.2.2 Negative differences on derivative financial liabilities held for trading

Trading Derivatives	Current Period		Prior Period	
	YTL	FC	YTL	FC
Forward Deals	9,231	8,419	28,533	4,891
Swaps	154,077	127,504	454,943	21,673
Futures	-	-	-	482
Options	25,422	32,759	17,729	10,230
Others	-	275	-	112
Total	**188,730**	**168,957**	**501,205**	**37,388**

(Thousands of New Turkish Lira (YTL))

5.2.3 Funds borrowed

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Central Bank of Turkey	-	-	-	-
Domestic Banks and Institutions	918,570	767,045	641,587	785,988
Foreign Banks, Institutions and Funds	2,166,796	8,776,807	1,170,932	8,302,235
Total	**3,085,366**	**9,543,852**	**1,812,519**	**9,088,223**

5.2.3.1 Maturities of funds borrowed

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Short-Term	1,170,602	3,266,450	733,136	3,064,237
Medium and Long-Term	1,914,764	6,277,402	1,079,383	6,023,986
Total	**3,085,366**	**9,543,852**	**1,812,519**	**9,088,223**

5.2.3.2 Disclosures for concentration areas of bank's liabilities

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.2.4 Interbank money markets

Funds obtained through repurchase transactions:

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Domestic Transactions	6,478,077	-	6,667,163	-
Financial Institutions and Organizations	6,407,335	-	6,591,635	-
Other Institutions and Organizations	27,432	-	32,920	-
Individuals	43,310	-	42,608	-
Foreign Transactions	557,122	1,164,134	780,742	1,144,051
Financial Institutions and Organizations	556,763	1,164,134	780,157	1,144,051
Other Institutions and Organizations	247	-	125	-
Individuals	112	-	460	-
Total	**7,035,199**	**1,164,134**	**7,447,905**	**1,144,051**

5.2.5 Factoring payables

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.2.6 Lease payables

5.2.6.1 Financial lease payables

	Current Period		Prior Period	
	Gross	Net	Gross	Net
Less than 1 Year	4,108	4,108	4,115	4,115
Between 1-4 Years	-	-	-	-
Longer than 4 Years	-	-	-	-
Total	**4,108**	**4,108**	**4,115**	**4,115**

(Thousands of New Turkish Lira (YTL))

5.2.6.2 Operational lease agreements

The operational leasing agreements are signed for some branches and ATM's. The agreements are prepared annually and annual rents are paid in advance and recorded as prepaid expense in "other assets". The Bank does not have any commitments arising on the existing operational lease agreements.

5.2.7 Derivative financial liabilities held for risk management

Derivative Financial Liabilities Held for Risk Management	*Current Period*		*Prior Period*	
	YTL	FC	YTL	FC
Fair Value Hedges	-	-	-	-
Cash Flow Hedges	-	4,187	-	249
Net Foreign Investment Hedges	-	-	-	-
Total	-	**4,187**	-	**249**

5.2.8 Provisions

5.2.8.1 General provisions

	Current Period	Prior Period
General Provision for	**396,588**	**280,660**
Loans and Receivables in Group I	336,079	250,216
Loans and Receivables in Group II	25,149	65
Non-Cash Loans	35,360	30,379
Others	-	-

5.2.8.2 Provisions for foreign exchange differences on foreign currency indexed loans and financial lease receivables

	Current Period	*Prior Period*
Short-Term Loans	10,042	22,284
Medium and Long Term Loans	42,921	94,562
Total	**52,963**	**116,846**

Foreign exchange differences on foreign currency indexed loans are netted with loans on the asset side.

5.2.8.3 Provisions for non-cash loans that are not indemnified or converted into cash

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.2.8.4 Other provisions

5.2.8.4.1 General reserves for possible losses

	Current Period	Prior Period
General Reserves for Possible Losses	52,000	32,000

(Thousands of New Turkish Lira (YTL))

5.2.8.4.2 ***Other provisions for possible losses***

	Current Period	Prior Period
Reserve for Employee Benefits	225,500	143,883
Recognized Liability for Defined Benefit Obligations	164,598	-
Insurance Technical Provisions, Net	121,821	101,150
Provision for Promotion Expenses of Credit Cards (*)	37,478	49,219
Other Provisions	46,554	64,747
Total	**595,951**	**358,999**

(*) The Bank provides full allowance for the committed promotion expenses of credit cards as of the balance sheet date.

Recognized liability for defined benefit plan obligations

The Bank obtained an actuarial report dated 13 May 2008 from an independent actuary reflecting the principles and procedures on determining the application of transfer transactions in accordance with the Law and it is determined that the assets of the Plan are sufficient to meet the amount that will be required to be paid to transfer the obligation at 31 December 2007.

The asset surplus of the Fund after deducting the net present value of the transferable liabilities as of 31 December 2007 is as follows:

Pension and medical benefits transferable to SSF	(319,418)
Fair value of plan assets	469,931
Asset surplus	150,513

Accordingly, an actuarial report was prepared as of 31 December 2007 as per the requirements of the Law explained in Note 3.17, the accounting policies related with "employee benefits" for the benefits transferable to the SSF and as per TAS 19 for other benefits not transferable to the SSF and arising from other social rights and payments covered by the existing trust indenture of the Fund and medical benefits provided for employees. Based on the actuary's 13 May 2008 dated report, the Bank recognized a provision amounting YTL 164,598 thousands for its liability and charged fully as expense in the accompanying financial statements.

Pension benefits	(109,080)
Medical benefits	(206,031)
	(315,111)
Fair value of plan assets after deducting transferable benefits	150,513
Present value of the defined benefit obligation	(164,598)

The major actuarial assumptions used in the calculation of other benefits not transferable to SSF are as follows:

	31 December 2007
	(%)
Discount Rate	16.77-10.17
Inflation Rate	8-4.85
Future Real Salary Increase Rate	1.5
Medical Cost Trend Rate	12.8-7.76
Future Pension Increase Rates	8-4.85

Assumptions regarding future mortality are based on published statistics and mortality tables. The average life expectancy of an individual retiring at age 60 is 17 for males, and at age 58 for females is 23.

(Thousands of New Turkish Lira (YTL))

5.2.9 Tax liability

5.2.9.1 Current tax liability

5.2.9.1.1 Tax liability

As of 30 September 2008, the tax liability amounts to YTL 216,472 thousands (31 December 2007: YTL 109,524 thousands). In cases where the differences between the carrying amounts and the taxable amounts of assets subject to tax, are related with certain items in the equity accounts, the current tax assets/liabilities are charged or credited directly to these accounts.

5.2.9.1.2 Taxes payable

	Current Period	**Prior Period**
Corporate Taxes Payable	216,472	109,524
Taxation on Securities Income	106,344	56,827
Taxation on Real Estates Income	1,098	980
Banking Insurance Transaction Tax	29,209	27,097
Foreign Exchange Transaction Tax	12	2,991
Value Added Tax Payable	893	1,864
Others	15,233	19,878
Total	**369,261**	**219,161**

5.2.9.1.3 Premiums payable

	Current Period	**Prior Period**
Social Security Premiums-Employees	634	259
Social Security Premiums-Employer	630	256
Bank Pension Fund Premium-Employees	558	16
Bank Pension Fund Premium-Employer	876	29
Pension Fund Membership Fees and Provisions-Employees	-	-
Pension Fund Membership Fees and Provisions-Employer	-	-
Unemployment Insurance-Employees	742	355
Unemployment Insurance-Employer	1,402	633
Others	-	1
Total	**4,842**	**1,549**

5.2.9.2 Deferred tax liability

In the accompanying consolidated financial statements, the Bank had a deferred tax liability of YTL 27 thousands as of 30 September 2008 (31 December 2007: YTL 30 thousands).

5.2.10 Liabilities for assets held for sale and assets of discontinued operations

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.2.11 Subordinated debts

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

(Thousands of New Turkish Lira (YTL))

5.2.12 Shareholders' equity

5.2.12.1 Paid-in capital

	Current Period	Prior Period
Common Shares	4,200,000	2,100,000
Preference Shares	-	-

5.2.12.2 Registered share capital system

Capital System	Paid-in Capital	Ceiling per Registered Share Capital
Common Shares	4,200,000	7,000,000
Preference Shares	-	-

5.2.12.3 Capital increases in current period

The issued share capital of the Bank has been increased by a cash injection amounting YTL 2,100,000 thousands and accordingly from YTL 2,100,000 thousands to YTL 4,200,000 thousands, and subsequent to the examination of the BRSA on this capital increase prosess, it is approved by the Istanbul Commercial Registry at 31 July 2008.

The pre-emptive rights on 210,000,000,000 shares with a total nominal value of YTL 2,100,000 thousands have been used during the period between 9 and 23 June 2008. The remaining shares with a total nominal value of YTL 5,525 thousands have been sold for the amount of YTL 17,405 thousands during the public offering on the ISE primary market and YTL 11,880 thousands is transferred to "share premium" account.

5.2.12.4 Capital increases from capital reserves in current period

None.

5.2.12.5 Capital commitments for current and future financial periods

None.

5.2.12.6 Possible effect of estimations made for the parent bank's revenues, profitability and liquidity on equity considering prior period indicators and uncertainities

None.

5.2.12.7 Information on privileges given to stocks representing the capital

None.

(Thousands of New Turkish Lira (YTL))

5.2.12.8 Securities value increase fund

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Investments in Associates, Subsidiaries and Joint-Ventures	-	-	-	-
Valuation Difference	-	-	-	-
Exchange Rate Difference	-	-	-	-
Securities Available-for-Sale	**(23,268)**	**(17,245)**	**81,517**	**108,020**
Valuation Difference	(23,268)	(17,245)	81,517	108,020
Exchange Rate Difference	-	-	-	-
Total	**(23,268)**	**(17,245)**	**81,517**	**108,020**

5.2.12.9 Revaluation surplus

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Movables	-	-	-	-
Real Estates	2,147	-	2,147	-
Gain on Sale of Investments in Associates and Subsidiaries and Real Estates to be used for Capital Increases	594,943	-	27,717	-
Revaluation Surplus on Leasehold Improvements	-	-	-	-
Total	**597,090**	-	**29,864**	-

5.2.12.10 Bonus shares of associates, subsidiaries and joint-ventures

It includes the bonus shares received from the following investee companies; Doğuş GE Gayrimenkul Yatırım Ortaklığı AŞ by YTL 23 thousands, Eureko Sigorta AŞ by YTL 559 thousands, Garanti Ödeme Sistemleri AŞ by YTL 401 thousands, Kredi Kartları Bürosu by YTL 481 thousands, Tat Konserve AŞ by YTL 36 thousands and Yatırım Finansman Menkul Değerler AŞ by YTL 9 thousands.

5.2.12.11 Legal reserves

	Current Period	Prior Period
I. Legal Reserve	260,667	144,740
II. Legal Reserve	23,627	23,627
Special Reserves	-	-
Total	**284,294**	**168,367**

As per the decisions made at the annual general assembly at 3 April 2008, 5% of prior periods' profit is allocated to legal reserves.

(Thousands of New Turkish Lira (YTL))

5.2.12.12 Extraordinary reserves

	Current Period	**Prior Period**
Legal Reserves allocated in compliance with the Decisions made on the Annual General Assembly	1,681,758	1,388,561
Retained Earnings	-	-
Accumulated Losses	-	-
Exchange Rate Difference on Foreign Currency Capital	-	-
Total	**1,681,758**	**1,388,561**

As per the decisions made at the annual general assembly at 3 April 2008, the remaining prior periods' profit after the appropriation to legal reserves and undistributable funds, are allocated to extraordinary reserves.

As explained in Note 1.4, the payment of YTL 1,434,233 thousands for the purchase of founder share-certificates are compensated by extraordinary reserves.

5.2.12.13 Minority interest

	Current Period	**Prior Period**
Balance at Beginning of Period	**23,334**	**7,770**
Profit Share of Subsidiaries Net Profits	8,290	7,978
Prior Period Dividend	-	-
Increase / (Decrease) in Minority Interest due to Sales (*)	-	7,586
Others	(10)	-
Balance at End of Period	**31,614**	**23,334**

(*) The increase in minority interest in prior period, is resulted from the sale of 15% shares of previously 100% owned consolidated subsidiary; Garanti Emeklilik ve Hayat AŞ.

(Thousands of New Turkish Lira (YTL))

5.3 Consolidated off-balance sheet items

5.3.1 Off-balance sheet contingencies

5.3.1.1 Irrevocable credit commitments

	Current Period	Prior Period
Letters of Guarantee in Foreign Currency	6,006,346	5,849,586
Letters of Guarantee in YTL	4,079,450	3,920,019
Letters of Credit	2,817,130	2,271,110
Bills of Exchange and Acceptances	112,777	116,487
Prefinancings	-	-
Total	**13,015,703**	**12,157,202**

5.3.1.2 Possible losses and commitments resulted from off-balance sheet items

A specific provision of YTL 2,176 thousands (31 December 2007: YTL 1,763 thousands) is made for unliquidated non-cash loans of YTL 11,696 thousands (31 December 2007: YTL 5,832 thousands) recorded under the off-balance sheet items as of 30 September 2008.

The detailed information for commitments, guarantees and sureties are provided under the statement of "off-balance sheet items".

As of 30 September 2008, in the Bank's "other irrevocable commitments", there are commitments for "credit linked notes" with a total face value of USD 975,000,000 (31 December 2007: USD 875,000,000). Also, in "other irrevocable commitments" of Garanti Faktoring, there are commitments for "credit linked notes" with a total face value of USD 22,250,000 and EUR 2,000,000 (31 December 2007: USD 35,850,000 and EUR 2,500,000).

5.3.1.3 Non-cash loans

	Current Period	Prior Period
Non-Cash Loans against Cash Risks	215,469	268,951
With Original Maturity of 1 Year or Less	*35,851*	*77,737*
With Original Maturity of More Than 1 Year	*179,618*	*191,214*
Other Non-Cash Loans	13,659,037	12,533,341
Total	**13,874,506**	**12,802,292**

5.3.1.4 Other information on non-cash loans

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.3.1.5 Non-cash loans classified under Group I and II:

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.3.2 Financial derivative instruments

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.3.3 Contingent liabilities and assets

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.3.4 Services rendered on behalf of third parties

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

(Thousands of New Turkish Lira (YTL))

5.4 Consolidated income statement

5.4.1 Interest income

5.4.1.1 Interest income (*) from loans

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Interest Income from Loans				
Short-term loans	1,769,023	223,368	1,698,420	175,237
Medium and long-term loans	1,434,060	767,200	734,215	573,342
Loans under follow-up	18,016	-	14,381	-
Premiums received from Resource Utilization Support Fund	-	-	-	-
Total	**3,221,099**	**990,568**	**2,447,016**	**748,579**

(*) Includes commisions income on cash loans

5.4.1.2 Interest income from banks

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Central Bank of Turkey	6,817	-	24,152	-
Domestic Banks	19,754	7,837	20,418	32,200
Foreign Banks	139,502	125,330	95,351	121,600
Foreign Head Offices and Branches	-	-	-	-
Total	**166,073**	**133,167**	**139,921**	**153,800**

5.4.1.3 Interest income from securities portfolio

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Trading Financial Assets	19,824	10,206	24,997	18,571
Financial Assets Valued at Fair Value Through Profit	-	-	-	-
Financial Assets Available-for-Sale	1,423,127	212,237	857,886	255,472
Investments Held-to-Maturity	411,220	34,464	491,466	56,524
Total	**1,854,171**	**256,907**	**1,374,349**	**330,567**

5.4.1.4 Interest income received from associates and subsidiaries

	Current Period	Prior Period
Interest Received from Investments in Associates and Subsidiaries	1,801	12

(Thousands of New Turkish Lira (YTL))

5.4.2 Interest expenses

5.4.2.1 Interest expenses (*) on funds borrowed

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Banks				
Central Bank of Turkey	-	-	-	-
Domestic Banks	55,527	42,602	50,243	36,136
Foreign Banks	200,195	327,494	83,519	366,458
Foreign Head Offices and Branches	-	-	-	-
Other Institutions	-	10,549	-	28,442
Total	**255,722**	**380,645**	**133,762**	**431,036**

(*) Includes commission expenses on borrowings

5.4.2.2 Interest expenses paid to associates and subsidiaries

	Current Period	Prior Period
Interest Paid to Investments in Associates and Subsidiaries	1	4,459

5.4.2.3 Interest expenses on securities issued

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.4.2.4 Maturity structure of interest expense on deposits

Account Description	Demand Deposits	Time Deposits						Total
		Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Accumulating Deposit Accounts	
Turkish Lira								
Bank Deposits	6,487	56,812	255	398	321	252	-	64,525
Saving Deposits	1,295	718,556	852,953	19,454	14,630	14,598	-	1,621,486
Public Sector Deposits	31	7,346	39,137	23	250	7	-	46,794
Commercial Deposits	17,217	391,594	195,907	42,922	14,582	1,181	-	663,403
Others	2,072	5,997	13,553	185	33	21	-	21,861
"7 Days Notice" Deposits	-	-	-	-	-	-	-	-
Total YTL	**27,102**	**1,180,305**	**1,101,805**	**62,982**	**29,816**	**16,059**	**-**	**2,418,069**
Foreign Currency								
Foreign Currency Deposits	13,229	239,398	220,327	37,181	55,112	29,283	1,777	596,307
Bank Deposits	1,364	29,244	3,445	7,435	6,951	6,824	-	55,263
"7 Days Notice" Deposits	-	-	-	-	-	-	-	
Precious Metal Deposits	-	-	1	-	140	48	-	189
Total FC	**14,593**	**268,642**	**223,773**	**44,616**	**62,203**	**36,155**	**1,777**	**651,759**
Grand Total	**41,695**	**1,448,947**	**1,325,578**	**107,598**	**92,019**	**52,214**	**1,777**	**3,069,828**

(Thousands of New Turkish Lira (YTL))

5.4.2.5 Interest expense on repurchase agreements

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.4.2.6 Financial lease expenses

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.4.2.7 Interest expenses on factoring payables

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.4.3 Dividend income

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.4.4 Trading income/losses (net)

	Current Period	Prior Period
Income	**17,511,218**	**2,799,134**
Trading Account Income	1,633,937	1,177,956
Derivative financial instruments	1,477,212	995,152
Others	156,725	182,804
Foreign Exchange Gain	15,877,281	1,621,178
Losses (-)	**17,388,740**	**2,981,635**
Trading Account Losses	1,391,199	1,557,266
Derivative financial instruments	1,289,911	1,422,304
Others	101,288	134,962
Foreign Exchange Losses	15,997,742	1,424,369
Total	**122,277**	**(182,501)**

5.4.5 Other operating income

The items under "other operating income" generally consists of collection or reversals of prior year provisions, banking services related costs charged to customers and income in custody services.

Furthermore, the Bank had called off its existing legal cases against Boğaziçi Corporations Tax Office related with the final and interim corporate tax returns of the years from 2001 to 2005 and settled up with the related tax authority as per the article 3 of the Law No.5736 "Collection of Certain Public Sector Receivables through Conciliation" published in the Official Gazette No.26800 dated 27 February 2008. Accordingly, following the adjustments made to the corporate tax returns of the period from 2001 to 2005, the tax refund that the Bank will collect through conciliation from the tax office, due to the prepaid taxes in 2005 is agreed to be YTL 131,178 thousands. In line with this conciliation and including a tax refund on an existing unused investment incentive certificate amounting YTL 6,078 thousands, a total amount of YTL 137,256 thousands is recorded as current period income in the accompanying financial statements under "other operating income".

(Thousands of New Turkish Lira (YTL))

A part of the Bank's non-performing loan portfolio amounting YTL 98,221 thousands has been sold to a local asset management company at a sale price of YTL 28,898 thousands. The sale price is fully recognized as income in the accompanying financial statements under "other operating income", as the sold receivables had been fully provisioned in the Bank's financial statements in prior periods.

5.4.6 Provision for losses on loans or other receivables

	Current Period	Prior Period
Specific Provisions for Loans and Other Receivables	**201,707**	**132,026**
Loans and receivables in Group III	*106,586*	*79,420*
Loans and receivables in Group IV	*39,168*	*26,773*
Loans and receivables in Group V	*55,953*	*25,833*
General Provisions	**114,914**	**90,961**
Provision for Possible Losses	**30,000**	**17,000**
Impairment Losses on Securities	**435**	**419**
Financial assets at fair value through profit or loss	379	*419*
Financial assets available-for-sale	56	-
Impairment Losses on Associates, Subsidiaries and Investments Held-to-Maturity	**2,890**	**2,796**
Associates	-	-
Subsidiaries	7	*335*
Joint Ventures (Business Partnership)	-	-
Investments held-to-maturity	2,883	*2,461*
Others	**2,890**	**5,905**
Total	**352,836**	**249,107**

5.4.7 Other operating expenses

	Current Period	Prior Period
Personnel Costs	749,950	555,259
Reserve for Employee Termination Benefits	359	7,259
Defined Benefit Obligation	164,598	-
Impairment Losses on Tangible Assets	1	51
Depreciation Expenses of Tangible Assets	123,122	110,067
Impairment Losses on Intangible Assets	-	-
Goodwill Impairment Losses	-	-
Amortisation Expenses of Intangible Assets	7,625	19,549
Decrease in Value of Equity Accounting Shares	-	-
Impairment Losses on Assets to be Disposed	-	-
Depreciation Expenses of Assets to be Disposed	682	846
Impairment Losses on Assets Held for Sale and Discontinued Assets	-	-
Other Operating Expenses	721,691	534,316
Operational lease related expenses	*79,989*	*59,343*
Repair and maintenance expenses	*19,117*	*15,685*
Advertisement expenses	*86,908*	*75,457*
Other expenses	*535,677*	*383,831*
Loss on Sale of Assets	8,179	6,011
Others	325,438	287,205
Total	**2,101,645**	**1,520,563**

(Thousands of New Turkish Lira (YTL))

5.4.8 Profit/loss before taxes including profit/loss from discontinued operations

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.4.9 Provision for taxes including taxes for discontinued operations

As of 30 September 2008, on a consolidated basis, the Bank recorded a tax expense of YTL 386,858 thousands (30 September 2007: YTL 403,998 thousands) and a deferred tax income of YTL 9,068 thousands (30 September 2007: YTL 13,309 thousands).

***Deferred tax income/expense on timing differences*:**

Deferred tax income/(expense) on timing differences	Current Period
Increase in Tax Deductable Timing Differences (+)	54,678
Decrease in Tax Deductable Timing Differences (-)	21,258
Increase in Taxable Timing Differences (-)	26,716
Decrease in Taxable Timing Differences (+)	2,364
Total	**9,068**

Deferred tax income/expense in the income statement arising on timing differences, tax losses and tax deductions and exemptions:

Deferred tax income/(expense) arising on timing differences, tax losses and tax deductions and exemptions	Current Period
Increase/(Decrease) in Tax Deductable Timing Differences (net)	33,420
(Increase)/Decrease in Taxable Timing Differences (net)	24,352
Increase/(Decrease) in Tax Losses (net)	-
Increase/(Decrease) in Tax Deductions and Exemptions (net)	-
Total	**9,068**

5.4.10 Net operating profit/loss after taxes including net profit/loss from discontinued operations

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.4.11 Net profit/loss

5.4.11.1 Any further explanation on operating results needed for better understanding of bank's performance

None.

5.4.11.2 Any changes in estimations that might have a material effect on current and subsequent period results

None.

5.4.11.3 Minority interest's profit/loss

	Current Period	Prior Period
Net Profit/(Loss) of Minority Interest	8,290	6,405

5.4.12 Components of other items in income statement

Other items do not exceed 10% of the total of income statement.

5.5 Consolidated statement of changes in shareholders' equity

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.6 Consolidated statement of cash flows

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

(Thousands of New Turkish Lira (YTL))

5.7 Related Party Risks

5.7.1 Transactions with parent bank's risk group; lendings and deposits and other related party transactions outstanding at period end and income and expenses from such transactions incurred during the period

5.7.1.1 Loans and other receivables

Current Period:

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
Loans and Other Receivables	**Cash**	**Non-cash**	**Cash**	**Non-cash**	**Cash**	**Non-cash**
Balance at beginning of period	9,033	244	1	1,090	158,515	168,482
Balance at end of period	22,327	2,996	8	1,664	196,283	158,494
Interest and Commission Income	1,497	1	526	4	6,265	897

Prior Period:

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
Loans and Other Receivables	**Cash**	**Non-cash**	**Cash**	**Non-cash**	**Cash**	**Non-cash**
Balance at beginning of period	7,142	1,222	224,108	9,455	87,185	41,793
Balance at end of period	9,033	244	1	1,090	158,515	168,482
Interest and Commission Income	22	1	867	531	4,311	515

5.7.1.2 Deposits

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
Deposits	**Current Period**	**Prior Period**	**Current Period**	**Prior Period**	**Current Period**	**Prior Period**
Balance at beginning of period	8,448	2,010	91,590	509,513	240,401	132,777
Balance at end of period	1,079	8,448	466,213	91,590	180,387	240,401
Interest Expenses	1	4,459	16,667	31,188	14,140	6,991

5.7.1.3 Derivative transactions

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
	Current Period	**Prior Period**	**Current Period**	**Prior Period**	**Current Period**	**Prior Period**
Transactions at Fair Value Through Profit or Loss:						
Beginning of Period	-	2,790	-	-	-	-
End of Period	31,188	-	-	-	-	-
Total Profit/(Loss)	-	-	-	-	-	-
Transactions for Hedging:						
Beginning of Period	-	-	-	-	-	-
End of Period	-	-	-	-	-	-
Total Profit/(Loss)	-	-	-	-	-	-

(Thousands of New Turkish Lira (YTL))

5.7.2 Bank's risk group

5.7.2.1 Relations with companies in risk group of/or controlled by the Bank regardless of nature of current transactions

Transactions with the risk group, are held under arm's-length conditions; terms are set according to the market conditions and in compliance with the Banking Law. The Bank's policy is to keep the balances and transaction volumes with the risk group at reasonable levels preventing any high concentration risk on balance sheet.

5.7.2.2 Concentration of transaction volumes and balances with risk group and pricing policy

The cash loans of the risk group amounting YTL 195,524 thousands (31 December 2007 YTL 74,661 thousands) compose 0.40% (31 December 2007: 0.19%) of the Bank's total cash loans and 0.22% (31 December 2007: 0.10%) of the Bank's total assets. The total loans and similar receivables amounting YTL 218,618 thousands (31 December 2007: YTL 167,549 thousands) compose 0.25% (31 December 2007: 0.22%) of the Bank's total assets. The non-cash loans of the risk group amounting YTL 163,154 thousands (31 December 2007: YTL 169,816 thousands) compose 1.18% (31 December 2007: 1.33%) of the Bank's total non-cash loans. The deposits of the risk group amounting YTL 647,679 thousands (31 December 2007: YTL 340,439 thousands) compose 1.21% (31 December 2007: 0.78%) of the Bank's total deposits. The pricing in transactions with the risk group companies is set on an arms-length basis.

There is a credit card (POS) payable amounting YTL 5,562 thousands (31 December 2007: YTL 5,626 thousands) to related parties.

Operating expenses of YTL 11,937 thousands (30 September 2007: YTL 10,254 thousands) for IT services rendered by related parties and rent income of YTL 212 thousands (30 September 2007: YTL 273 thousands) for the real estates rented to related parties, are recorded.

5.7.2.3 Other matters not required to be disclosed

None.

5.7.2.4 Transactions accounted under equity method

Please refer to Notes 5.1.8 and 5.1.9.

5.7.2.5 All kind of agreements signed like asset purchases/sales, service rendering, agencies, leasing, research and development, licences, funding, guarantees, management services

The Bank has agency contracts with certain consolidated subsidiaries namely Garanti Yatırım Menkul Kıymetler AŞ, Eureko Sigorta AŞ, Garanti Emeklilik ve Hayat AŞ. Accordingly, all the branches of the Bank serve as agencies to sell the products of these entities to customers. Agency services for trading of securities on behalf of customers are rendered by the Bank's specialised branches (Investment Centers).

Purchase of equipments for internal use are partly arranged through financial leasing.

On 11 March 2008, the Bank sold a real estate with a net book value of YTL 40,581 thousands to Doğuş Holding AŞ at a sale price of USD 35,000,000 (equivalent of YTL 42,693 thousands). USD 15,000,000 of the sale price was collected on the date of sale, the remaining USD 20,000,000 will be collected in a one-year term. A gain of YTL 2,112 thousands was recognized as income on this transaction.

5.8 Domestic, foreign and off-shore branches or investments and foreign reprensentative offices

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.9 Significant events and matters arising subsequent to the balance sheet date

As per the decision made at the extraordinary general meeting of Visa Europe Ltd for the allocation of earnings received through conversion of certain shares that Visa Europe Ltd has in Visa Inc., into cash proportionally according to the contribution of the members to the earnings of Visa Europe Ltd, a payment of USD 12.2 millions has been made to the Bank being a member of the Visa payment system on 21 October 2008. After deducting the banking and insurance transaction tax at the rate of 5%, the remaining collected amount has been recorded as income in the current period.

Furthermore, as a part the same decision, Visa Inc.'s shares that Visa Europe Ltd has but was not converted into cash, have been distributed free of charge among the members of the Visa payment system, and the Bank recognized 153,048 shares of Visa Inc. at a face value of USD 15.30 in its accounting records.

5.10 Other Disclosures on Activities of the Bank

5.10.1 Parent bank's latest international risk ratings

MOODY'S ***(September 2007)*****

Long Term FC Deposit	B1
Long Term YTL Deposit	A3
Short Term YTL Deposit	Prime-2
Short Term FC Deposit	NP
Long Term FC Deposit Outlook	Stable
Financial Strength Rate (FSR)	C-
FSR Outlook	Stable
Long Term National	Aaa.tr
Short Term National	TR-1

STANDARD AND POORS ***(August 2008)*****

Long Term FC Obligations	BB-
Long Term YTL Deposit	BB-
Outlook	Stable

FITCH RATINGS ***(June 2008)*****

Foreign Currency	
Long Term	BB
Short Term	B
Outlook	Stable
Individual	C
Support	4
Turkish Lira	
Long Term	BBB-
Short Term	F3
Outlook	Stable
National	AAA
Outlook	Stable

CAPITAL INTELLIGENCE ***(April 2008)*****

Long Term FC Obligations	BB-
Short Term FC Obligations	B
Domestic Strength	BBB+
Support	2
Outlook	Stable

(*) Latest dates in risk ratings or outlooks.

5.10.2 Latest international risk ratings of Garanti Bank International NV, a consolidated subsidiary

MOODY'S ***(October 2008)*****

Long Term FC Deposit	A3
Short Term FC Deposit	Prime 2
Subordinate-Dom Curr	Baa1
FSR	C
Outlook	Stable

(*) Latest date in risk ratings or outlooks.

(Thousands of New Turkish Lira (YTL))

5.10.3 Latest international risk ratings of Garanti Faktoring, a consolidated subsidiary

FITCH RATINGS *(December 2007)***

Foreign Currency	
Long Term	BB
Short Term	B
Outlook	Stable
Support	3
Turkish Lira	
Long Term	BBB-
Short Term	F3
Outlook	Stable
National	AAA
Outlook	Stable

(*) Latest date in risk ratings or outlooks.

5.10.4 Latest international risk ratings of Garanti Finansal Kiralama, a consolidated subsidiary

FITCH RATINGS *(January 2008)***

Foreign Currency	
Long Term	BB
Short Term	B
Outlook	Stable
Support	3
Turkish Lira	
Long Term	BBB-
Short Term	F3
Outlook	Stable
National	AAA
Outlook	Stable

STANDARD AND POORS *(April 2008)***

FC Obligations	BB-
YTL Obligations	BB-
Outlook	Negative

(*) Latest dates in risk ratings or outlooks.

5.10.5 Dividends

At the annual general assembly of the Bank dated 3 April 2008, it was decided to distribute the profit of 2007 as follows:

2007 PROFIT DISTRIBUTION TABLE	
2007 Net Profit	2,315,616
A – I. Legal reserve (Turkish Commercial Code 466/1) at 5%	(115,781)
Undistributable funds	(570,567)
B – The first dividend at 5% of the paid capital	-
C – Extraordinary reserves at 5% after above deductions	-
D - Founder shares	-
E – Extraordinary reserves	(1,629,268)
F – II. Legal reserve (Turkish Commercial Code 466/2)	-

6 Independent Auditors' Review Report

6.1 Disclosure on independent auditors' review report

The consolidated financial statements of the Bank and its financial affiliates as of 30 September 2008, are reviewed by Akis Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik AŞ (the member firm of KPMG International). It was noted in their review report dated 7 November 2008 that nothing material has come to their attention that caused them to believe that the accompanying consolidated interim financial statements do not give a true and fair view of the financial position and results of its operations of the Bank and its financial affiliates as of 30 September 2008.

....

(Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1)

RECEIVED
2008 NOV 24 A 11:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Türkiye Garanti Bankası Anonim Şirketi

Unconsolidated Financial Statements

As of and For the Nine-Month Period Ended

30 September 2008

(Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish)

With Independent Auditors' Review Report Thereon

Akis Bağımsız Denetim ve Serbest
Muhasebeci Mali Müşavirlik AŞ

7 November 2008

This report contains "Independent Auditors' Review Report" comprising 1 page and; "Unconsolidated Financial Statements and Related Disclosures and Footnotes" comprising 76 pages.

KPMG

Akis Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş.
Yapı Kredi Plaza C Blok Kat 17
Büyükdere Caddesi
Levent 34330 İstanbul

Telephone +90 (212) 317 74 00
Fax +90 (212) 317 73 00
Internet www.kpmg.com.tr

Convenience Translation of the Independent Auditors' Review Report Originally Prepared and Issued in Turkish (See Note 3.1.1)

To the Board of Directors of Türkiye Garanti Bankası AŞ:

We have reviewed the unconsolidated balance sheet of Türkiye Garanti Bankası AŞ ("the Bank") as of 30 September 2008 and the related unconsolidated income statement, statement of cash flows and statement of changes in shareholders' equity for the nine-month period then ended. These financial statements are the responsibility of the Bank's management. Our responsibility, as independent auditors is to issue a report on these financial statements based on our review.

We conducted our review in accordance with the accounting and reporting system and the regulations on the accounting and independent audit principles as per the (Turkish) Banking Law No. 5411. These regulations require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of the personnel of the Bank and analytical procedures applied to financial data and thus provide less assurance than an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying unconsolidated financial statements are not presented fairly, in all material respects, the financial position of Türkiye Garanti Bankası AŞ as of 30 September 2008 and the result of its operations and cash flows for the nine-month period then ended in accordance with the accounting principles and standards that are based on the current regulations described in Article 37 of the (Turkish) Banking Law No. 5411 and other communiques, disclosures and directives issued by the Banking Regulatory and Supervisory Agency.

İstanbul,
7 November 2008

Akis Bağımsız Denetim ve Serbest
Muhasebeci Mali Müşavirlik
Anonim Şirketi

Murat ALSAN
Partner, Certified Public Accountant

Additional paragraph for convenience translation to English:

As explained in Note 3.1.1, the accompanying financial statements are not intended to present the financial position and results of operations in accordance with the accounting principles and practices generally accepted in countries and jurisdictions other than Turkey.

(Convenience Translation of Financial Statements and Related Disclosures and Footnotes Originally Issued in Turkish, See Note 3.1.1)

Türkiye Garanti Bankası Anonim Şirketi

Unconsolidated Interim Financial Report as of and for the Nine-Month Period Ended 30 September 2008

Levent Nispetiye Mah.Aytar Cad.
No:2 Beşiktaş 34340 Istanbul
Telephone: 212 318 18 18
Fax: 212 216 64 22
www.garanti.com.tr
www.garantibank.com.tr
investorrelations@garanti.com.tr

The Unconsolidated Interim Financial Report for the nine-month period ended 30 September 2008 prepared in accordance with the communique of Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks as regulated by Banking Regulation and Supervision Agency, is comprised of the following sections:

1. General Information about the Bank
2. Unconsolidated Financial Statements
3. Accounting Policies of Unconsolidated Financial Statements
4. Financial Position and Results of Operations of the Bank
5. Disclosures and Footnotes on Unconsolidated Financial Statements
6. Independent Auditors' Review Report

The unconsolidated financial statements and related disclosures and footnotes that were subject to independent review, are prepared in accordance with the Regulation on Accounting Applications for Banks and Safeguarding of Documents, Turkish Accounting Standards, Turkish Financial Reporting Standards and the related statements and guidances and in compliance with the financial records of our Bank and, unless stated otherwise, presented in thousands of New Turkish Lira (YTL).

Ferit F. Şahenk	**S. Ergun Özen**	**Aydın Şenel**	**Mustafa Keleş**
Board of Directors Chairman	General Manager	Executive Vice President	Financial Accounting Director

M. Cüneyt Sezgin	**Des O'Shea**
Audit Committee Member	Audit Committee Member

The authorized contact person for questions on this financial report:
Name-Surname/Title: Handan SAYGIN/Senior Vice President of Investor Relations
Phone no: 90 212 318 23 50
Fax no: 90 212 216 59 02

(Thousands of New Turkish Lira (YTL))

1 General Information

1.1 History of the bank including its incorporation date, initial legal status, amendments to legal status

Türkiye Garanti Bankası Anonim Şirketi (the Bank) was established by the decree of Council of Ministers numbered 3/4010 dated 11 April 1946 and its "Articles of Association" was issued in the Official Gazette dated 25 April 1946. The Bank provides banking services through 698 domestic branches, five foreign branches and four representative offices abroad. The Bank's head office is located in Istanbul.

1.2 The bank's shareholder structure, management and internal audit, direct and indirect shareholders, change in shareholder structure during the year and information on bank's risk group

As of 30 September 2008, group of companies under Doğuş Holding AŞ that currently owns 30.52% shares of the Bank, is called as the Doğuş Group (the Group). On 22 December 2005, Doğuş Holding AŞ had completed the sale of 53,550,000,000 shares composing 25.5% of the Bank's issued share capital to "GE Araştırma ve Müşavirlik Limited Şti." of General Electric (GE) group. Accordingly, GE acquired a joint control on the Bank's management. On 27 December 2007, GE Araştırma ve Müşavirlik Limited Şti. has sold 9.765.000.000 shares of the Bank at a nominal value of YTL 97,650 each to Doğuş Holding AŞ, representing 4.65% of the issued share capital of Türkiye Garanti Bankası AŞ.

Doğuş Group

The Group was established in 1951 as a construction and contracting firm. Today, in addition to the construction sector, the Group operates in a variety of business consisting of financial services, automotive, media, tourism and service sectors with more than 19.800 employees. The Group operates partnerships and has distribution, management and franchise agreements with internationally recognized brand names, such as Volkswagen, Audi, Bentley, Porsche, Seat, Scania, ITT Sheraton, Hyatt Regency, Jeeves, Armani, Gucci and CNBC. In the construction sector, the Group has an important role in certain ongoing projects such as Araklı-İyidere and Sinop-Boyabat motorways, Kadıköy-Kartal and Otogar-Bağcılar subways, Yusufeli and Artvin dams, Ukraine Dnyeper bridge. The Group has tourism investments such as Sheraton Voyager, Club Aldiana and Paradise Side Apart Otel and five marinas which are adjudicated by "build, operate and transfer model" such as Dalaman, Didim, Turgutreis, Bodrum and Antalya.

The investments of the Group in the financial sector are; Türkiye Garanti Bankası AŞ, Garanti Bank International NV, Garanti Bank Moscow, Garanti Finansal Kiralama AŞ, Garanti Yatırım Menkul Kıymetler AŞ, Garanti Portföy Yönetimi AŞ, Eureko Sigorta AŞ, Garanti Emeklilik ve Hayat AŞ, Garanti Faktoring Hizmetleri AŞ, Garanti Ödeme Sistemleri AŞ, Doğuş GE Gayrimenkul Yatırım Ortaklığı AŞ and Volkswagen Doğuş Tüketici Finansmanı AŞ.

General Electric Group

GE is a company providing variety of technology, media and financial services including aircraft engine and energy production, water and security technologies, medical systems, corporate-retail financing services and media services.

GE operates in more than 100 countries through its six major business lines providing services through their own business units with more than 300 thousand employees. These six business lines are; GE Consumer Finance, GE Commercial Finance, GE Healthcare, GE Industrial, GE Infrastructure and NBC Universal.

(Thousands of New Turkish Lira (YTL))

GE Consumer Finance, one of its six major business lines extend loans to consumers, retailers and car vendors in 41 countries. GE Consumer Finance provides variety of financial products such as store credit cards, consumer loans, bank cards, automobile loans and leasing, mortgage, corporate traveling and spending cards, debt consolidation, housing loans against mortgage and credit insurance.

1.3 Information on the bank's board of directors chairman and members, audit committee members, chief executive officer, executive vice presidents and their shareholdings in the bank

Board of Directors Chairman and Members:

Name and Surname	Responsibility	Appointment Date	Education	Experience in Banking and Business Administration
Ferit Faik Şahenk	Chairman	18.04.2001	University	18 years
Süleyman Sözen	Vice Chairman	08.07.2003	University	26 years
Muammer Cüneyt Sezgin	Member of BOD and Audit Committee	30.06.2004	PhD	20 years
Dr. Ahmet Kamil Esirtgen	Member	19.03.1992	PhD	34 years
Charles Edward Alexander	Member	22.12.2005	University	28 years
Des O'Shea	Member of BOD and Audit Committee	02.11.2006	University	31 years
Dmitri Lysander Stockton	Member	22.12.2005	University	17 years
Sait Ergun Özen	Member and CEO	14.05.2003	University	21 years

As of 30 July 2008, Oliver B.R.V. Piani resigned from his board member position. At the Board of Directors' Meeting held on 8 October 2008, Denis Arthur Hall has been assigned for his vacant position.

CEO and Executive Vice Presidents:

Name and Surname	Responsibility	Appointment Date	Education	Experience in Banking and Business Administration
Sait Ergun Özen	CEO	01.04.2000	University	21 years
Adnan Memiş	EVP-Support Services	03.06.1991	Master	30 years
Afzal Mohammed Modak	EVP-Finance and Accounting	20.07.2007	Master	23 years
Ali Fuat Erbil	EVP-Retail Banking	30.04.1999	PhD	16 years
Ali Temel	EVP-Loans	21.10.1999	University	18 years
Gökhan Erun	EVP-Human Resources & Investment Banking	18.08.2005	Master	14 years
Faruk Nafiz Karadere	EVP-SME Banking	01.05.1999	University	26 years
Halil Hüsnü Erel	EVP-Operational Services	16.06.1997	University	23 years
Uruz Ersözoğlu	EVP-Treasury	03.04.2006	University	17 years
Tolga Egemen	EVP-Financial Institutions & Corporate Banking	21.09.2000	University	16 years
Turgay Gönensin	EVP-Commercial Banking	15.12.2001	University	23 years
Aydın Şenel	EVP- General Accounting & Financial Reporting	02.03.2006	University	27 years
Zekeriya Öztürk	EVP- International Business Development	02.03.2006	Master	13 years

The top management listed above does not hold any unquoted shares of the Bank.

(Thousands of New Turkish Lira (YTL))

1.4 Information on the bank's qualified shareholders

Company	Shares	Ownership	Paid-in Capital	Unpaid Portion
Doğuş Holding AŞ	1,119,800	26.6619%	1,119,800	-
GE Araştırma ve Müşavirlik Limited Şti	875,712	20.8503%	875,712	-

According to the decision made at the "General Assembly of Founder Shares Owners" and the "Extraordinary General Shareholders" meetings held on 13 June 2008, the Bank repurchased all the 370 founder share-certificates issued in order to redeem and exterminate them, subsequent to the permissions obtained from the related legal authorities, at a value of YTL 3,876 thousands each in accordance with the report prepared by the court expert and approved by the Istanbul 5th Commercial Court of First Instance. A total payment of YTL 1,434,233 thousands has been made to the owners of 368 founder share-certificates from "extraordinary reserves", and the value of remaining 2 founder share-certificates has been blocked in the bank accounts.

Subsequent to these purchases, the clauses 15, 16 and 45 of the Articles of Association of the Bank have been revised accordingly.

1.5 Summary information on the bank's activities and services

Activities of the Bank as stated at the third clause of its Articles of Association are as follows:

- All banking operations,
- Participating in, establishing, and trading the shares of enterprises at various sectors within the limits setforth by the Banking Law;
- Providing attorneyship, insurance agency, brokerage and freight services in relation with banking activities,
- Purchasing/selling debt securities, treasury bills, government bonds and other share certificates issued by Turkish government and other official and private institutions,
- Developing economical and financial relations with foreign organizations,
- Dealing with all economic operations in compliance with the Banking Law.

The Bank's activities are not limited to those disclosed in that third clause, but whenever the Board of Directors deems any operations other than those stated above to be of benefit to the Bank, it is recommended in the general meeting, and the launching of the related project depends on the decision taken during the General Assembly which results in a change in the Articles of Association and on the approval of this decision by the Ministry of Industry and Commerce. Accordingly, the approved decision is added to the Articles of Association.

The Bank is not a specialized bank but deals with all kinds of banking activities. Deposits are the main sources of the lendings to the customers. The Bank grants loans to companies operating in various sectors while aiming to maintain the required level of efficiency and profitability.

The Bank also grants non-cash loans to its customers; especially letters of guarantee, letters of credit and acceptance credits.

2 Unconsolidated Financial Statements

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi
Balance Sheet
At 30 September 2008

	ASSETS	Footnotes	THOUSANDS OF NEW TURKISH LIRA (YTL) CURRENT PERIOD 30 September 2008			PRIOR PERIOD 31 December 2007		
			YTL	FC	Total	YTL	FC	Total
I.	**CASH AND BALANCES WITH CENTRAL BANK**	(5.1.1)	**1,226,248**	**3,728,242**	**4,954,490**	**3,186,964**	**4,040,903**	**7,227,867**
II.	**FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS (Net)**	(5.1.2)	**198,398**	**84,758**	**283,156**	**71,478**	**74,162**	**145,640**
2.1	Financial assets held for trading		50,686	33,060	83,746	31,327	64,928	96,255
2.1.1	Government securities		41,979	33,060	75,039	21,552	64,928	86,480
2.1.2	Equity securities		-	-	-	-	-	-
2.1.3	Other securities		8,707	-	8,707	9,775	-	9,775
2.2	Financial assets valued at fair value through profit or loss		-	-	-	-	-	-
2.2.1	Government securities		-	-	-	-	-	-
2.2.2	Equity securities		-	-	-	-	-	-
2.2.3	Other securities		-	-	-	-	-	-
2.3	Derivative financial assets held for trading		147,712	51,698	199,410	40,151	9,234	49,385
III.	**BANKS**	(5.1.3)	**1,436,902**	**2,419,020**	**3,855,922**	**804,865**	**2,328,118**	**3,132,983**
IV.	**INTERBANK MONEY MARKETS**		**299,558**	-	**299,558**	-	-	-
4.1	Interbank money market placements		-	-	-	-	-	-
4.2	Istanbul Stock Exchange money market placements		5,058	-	5,058	-	-	-
4.3	Receivables from reverse repurchase agreements		294,500	-	294,500	-	-	-
V.	**FINANCIAL ASSETS AVAILABLE-FOR-SALE (Net)**	(5.1.4)	**11,193,236**	**2,148,373**	**13,341,609**	**9,776,793**	**3,325,681**	**13,102,474**
5.1	Equity securities		32,830	33,185	66,015	44,751	37,674	82,425
5.2	Government securities		10,867,305	615,069	11,482,374	9,598,339	2,104,697	11,703,036
5.3	Other securities		293,101	1,500,119	1,793,220	133,703	1,183,310	1,317,013
VI.	**LOANS**	(5.1.5)	**28,283,309**	**18,210,926**	**46,494,235**	**22,491,701**	**14,726,185**	**37,217,886**
6.1	Performing loans		27,837,297	18,210,926	46,048,223	22,184,686	14,726,185	36,910,871
6.1.1	Loans to bank's risk group	(5.7)	156,718	446,080	602,798	143,007	306,366	449,373
6.1.2	Others		27,680,579	17,764,846	45,445,425	22,041,679	14,419,819	36,461,498
6.2	Loans under follow-up		1,053,861	-	1,053,861	846,538	-	846,538
6.3	Specific provisions (-)		607,849	-	607,849	539,523	-	539,523
VII.	**FACTORING RECEIVABLES**		-	-	-	-	-	-
VIII.	**INVESTMENTS HELD-TO-MATURITY (Net)**	(5.1.6)	**5,837,266**	**1,323,709**	**7,160,975**	**3,294,938**	**648,827**	**3,943,765**
8.1	Government securities		5,837,266	1,323,709	7,160,975	3,291,736	648,827	3,940,563
8.2	Other securities		-	-	-	3,202	-	3,202
IX.	**INVESTMENTS IN ASSOCIATES (Net)**	(5.1.7)	**11,312**	-	**11,312**	**11,312**	-	**11,312**
9.1	Associates consolidated under equity accounting		-	-	-	-	-	-
9.2	Unconsolidated associates		11,312	-	11,312	11,312	-	11,312
9.2.1	Financial investments in associates		11,312	-	11,312	11,312	-	11,312
9.2.2	Non-financial investments in associates		-	-	-	-	-	-
X.	**INVESTMENTS IN SUBSIDIARIES (Net)**	(5.1.8)	**233,587**	**459,791**	**693,378**	**249,646**	**327,762**	**577,408**
10.1	Unconsolidated financial investments in subsidiaries		224,876	459,791	684,667	241,370	327,762	569,132
10.2	Unconsolidated non-financial investments in subsidiaries		8,711	-	8,711	8,276	-	8,276
XI.	**INVESTMENTS IN JOINT-VENTURES (Net)**	(5.1.9)	-	-	-	-	-	-
11.1	Joint-ventures consolidated under equity accounting		-	-	-	-	-	-
11.2	Unconsolidated joint-ventures		-	-	-	-	-	-
11.2.1	Financial investments in joint-ventures		-	-	-	-	-	-
11.2.2	Non-financial investments in joint-ventures		-	-	-	-	-	-
XII.	**LEASE RECEIVABLES (Net)**	(5.1.10)	-	-	-	-	-	-
12.1	Financial lease receivables		-	-	-	-	-	-
12.2	Operational lease receivables		-	-	-	-	-	-
12.3	Others		-	-	-	-	-	-
12.4	Unearned income (-)		-	-	-	-	-	-
XIII.	**DERIVATIVE FINANCIAL ASSETS HELD FOR RISK MANAGEMENT**	(5.1.11)	-	**2,150**	**2,150**	-	**31,960**	**31,960**
13.1	Fair value hedges		-	-	-	-	-	-
13.2	Cash flow hedges		-	2,150	2,150	-	31,960	31,960
13.3	Net foreign investment hedges		-	-	-	-	-	-
XIV.	**TANGIBLE ASSETS (Net)**	(5.1.12)	**1,019,628**	**722**	**1,020,350**	**1,024,233**	**725**	**1,024,958**
XV.	**INTANGIBLE ASSETS (Net)**	(5.1.13)	**14,574**	-	**14,574**	**11,885**	**1**	**11,886**
15.1	Goodwill		-	-	-	-	-	-
15.2	Other intangibles		14,574	-	14,574	11,885	1	11,886
XVI.	**INVESTMENT PROPERTY (Net)**	(5.1.14)	-	-	-	-	-	-
XVII.	**TAX ASSET**	(5.1.15)	**68,767**	-	**68,767**	**58,166**	-	**58,166**
17.1	Current tax asset		1,608	-	1,608	5,222	-	5,222
17.2	Deferred tax asset		67,159	-	67,159	52,944	-	52,944
XVIII.	**ASSETS HELD FOR SALE AND ASSETS OF DISCONTINUED OPERATIONS (Net)**	(5.1.16)	**79,947**	-	**79,947**	**112,850**	-	**112,850**
18.1	Assets held for sale		79,947	-	79,947	112,850	-	112,850
18.2	Assets of discontinued operations		-	-	-	-	-	-
XIX.	**OTHER ASSETS**	(5.1.17)	**640,864**	**72,967**	**713,831**	**892,499**	**86,828**	**979,327**
	TOTAL ASSETS		**50,543,596**	**28,450,658**	**78,994,254**	**41,987,330**	**25,591,152**	**67,578,482**

The accompanying notes are an integral part of these unconsolidated financial statements.

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi
Balance Sheet
At 30 September 2008

	LIABILITIES AND SHAREHOLDERS' EQUITY	Footnotes	THOUSANDS OF NEW TURKISH LIRA (YTL)					
			CURRENT PERIOD 30 September 2008			PRIOR PERIOD 31 December 2007		
			YTL	FC	Total	YTL	FC	Total
I.	**DEPOSITS**	(5.2.1)	**25,723,879**	**22,325,796**	**48,049,675**	**20,012,623**	**19,085,479**	**39,098,102**
1.1	Deposits from bank's risk group	(5.7)	370,037	339,897	709,934	304,065	171,726	475,791
1.2	Others		25,353,842	21,985,899	47,339,741	19,708,558	18,913,753	38,622,311
II.	**DERIVATIVE FINANCIAL LIABILITIES HELD FOR TRADING**	(5.2.2)	**157,199**	**31,760**	**188,959**	**428,635**	**22,642**	**451,277**
III.	**FUNDS BORROWED**	(5.2.3)	**2,374,383**	**7,704,540**	**10,078,923**	**1,282,828**	**7,275,816**	**8,558,644**
IV.	**INTERBANK MONEY MARKETS**		**7,035,199**	**539,160**	**7,574,359**	**7,447,905**	**728,986**	**8,176,891**
4.1	Interbank money market takings		-	-	-	-	-	-
4.2	Istanbul Stock Exchange money market takings		-	-	-	-	-	-
4.3	Obligations under repurchase agreements		7,035,199	539,160	7,574,359	7,447,905	728,986	8,176,891
V.	**SECURITIES ISSUED (Net)**		-	-	-	-	-	-
5.1	Bills		-	-	-	-	-	-
5.2	Asset backed securities		-	-	-	-	-	-
5.3	Bonds		-	-	-	-	-	-
VI.	**FUNDS**		-	-	-	-	-	-
6.1	Borrower funds		-	-	-	-	-	-
6.2	Others		-	-	-	-	-	-
VII.	**MISCELLANEOUS PAYABLES**		**2,090,170**	**18,190**	**2,108,360**	**1,819,991**	**11,574**	**1,831,565**
VIII.	**OTHER EXTERNAL FUNDINGS PAYABLE**	(5.2.4)	**109,169**	**237,681**	**346,850**	**862,906**	**292,951**	**1,155,857**
IX.	**FACTORING PAYABLES**		-	-	-	-	-	-
X.	**LEASE PAYABLES (Net)**	(5.2.5)	**1,736**	**26,661**	**28,397**	**3,075**	**51,663**	**54,738**
10.1	Financial lease payables		1,859	28,379	30,238	3,379	55,024	58,403
10.2	Operational lease payables		-	-	-	-	-	-
10.3	Others		-	-	-	-	-	-
10.4	Deferred expenses (-)		123	1,718	1,841	304	3,361	3,665
XI.	**DERIVATIVE FINANCIAL LIABILITIES HELD FOR RISK MANAGEMENT**	(5.2.6)	-	**4,187**	**4,187**	-	**249**	**249**
11.1	Fair value hedges		-	-	-	-	-	-
11.2	Cash flow hedges		-	4,187	4,187	-	249	249
11.3	Net foreign investment hedges		-	-	-	-	-	-
XII.	**PROVISIONS**	(5.2.7)	**867,927**	**16,824**	**884,751**	**541,116**	**20,222**	**561,338**
12.1	General provisions		380,879	15,709	396,588	265,965	14,695	280,660
12.2	Restructuring reserves		-	-	-	-	-	-
12.3	Reserve for employee benefits		223,529	-	223,529	140,372	-	140,372
12.4	Insurance technical provisions (Net)		-	-	-	-	-	-
12.5	Other provisions		263,519	1,115	264,634	134,779	5,527	140,306
XIII.	**TAX LIABILITY**	(5.2.8)	**350,066**	**55**	**350,121**	**210,225**	**77**	**210,302**
13.1	Current tax liability		350,066	55	350,121	210,225	77	210,302
13.2	Deferred tax liability		-	-	-	-	-	-
XIV.	**LIABILITIES FOR ASSETS HELD FOR SALE AND ASSETS OF DISCONTINUED OPERATIONS (Net)**	(5.2.9)	-	-	-	-	-	-
14.1	Assets held for sale		-	-	-	-	-	-
14.2	Assets of discontinued operations		-	-	-	-	-	-
XV.	**SUBORDINATED DEBTS**	(5.2.10)	-	**626,621**	**626,621**	-	**596,400**	**596,400**
XVI.	**SHAREHOLDERS' EQUITY**	(5.2.11)	**8,668,618**	**84,433**	**8,753,051**	**6,736,584**	**146,535**	**6,883,119**
16.1	Paid-in capital		4,200,000	-	4,200,000	2,100,000	-	2,100,000
16.2	Capital reserves		1,327,881	77,557	1,405,438	893,304	144,014	1,037,318
16.2.1	Share premium		11,880	-	11,880	-	-	-
16.2.2	Share cancellation profits		-	-	-	-	-	-
16.2.3	Securities value increase fund		(41,607)	79,554	37,947	95,507	112,550	208,057
16.2.4	Revaluation surplus on tangible assets		597,090	-	597,090	29,864	-	29,864
16.2.5	Revaluation surplus on intangible assets		-	-	-	-	-	-
16.2.6	Revaluation surplus on investment property		-	-	-	-	-	-
16.2.7	Bonus shares of associates, subsidiaries and joint-ventures		2,453	-	2,453	2,453	-	2,453
16.2.8	Hedging reserves (effective portion)		(14,489)	(1,997)	(16,486)	(7,074)	31,464	24,390
16.2.9	Revaluation surplus on assets held for sale and assets of discontinued operations		-	-	-	-	-	-
16.2.10	Other capital reserves		772,554	-	772,554	772,554	-	772,554
16.3	Profit reserves		1,740,229	6,876	1,747,105	1,427,664	2,521	1,430,185
16.3.1	Legal reserves		268,796	3,342	272,138	153,690	2,521	156,211
16.3.2	Status reserves		-	-	-	-	-	-
16.3.3	Extraordinary reserves		1,470,724	-	1,470,724	1,275,689	-	1,275,689
16.3.4	Other profit reserves		709	3,534	4,243	(1,715)	-	(1,715)
16.4	Profit or loss		1,400,508	-	1,400,508	2,315,616	-	2,315,616
16.4.1	Prior periods profit/loss		-	-	-	-	-	-
16.4.2	Current period net profit/loss		1,400,508	-	1,400,508	2,315,616	-	2,315,616
16.5	Minority interests		-	-	-	-	-	-
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**47,378,346**	**31,615,908**	**78,994,254**	**39,345,888**	**28,232,594**	**67,578,482**

The accompanying notes are an integral part of these unconsolidated financial statements.

Türkiye Garanti Bankası Anonim Şirketi

Off-Balance Sheet Items

At 30 September 2008

OFF-BALANCE SHEET ITEMS		Footnotes	THOUSANDS OF NEW TURKISH LIRA (YTL)					
			CURRENT PERIOD 30 September 2008			PRIOR PERIOD 31 December 2007		
			YTL	FC	Total	YTL	FC	Total
A. OFF-BALANCE SHEET COMMITMENTS AND CONTINGENCIES (I+II+III			**28,166,172**	**31,335,885**	**59,502,057**	**23,134,813**	**22,191,738**	**45,326,551**
I.	**GUARANTEES AND SURETIES**	(5.3.1)	**4,194,438**	**9,143,464**	**13,337,902**	**3,925,972**	**8,429,994**	**12,355,966**
1.1.	Letters of guarantee		4,084,438	5,860,357	9,944,795	3,924,978	5,749,874	9,674,852
1.1.1.	Guarantees subject to State Tender Law		238,348	440,397	678,745	306,986	423,552	730,538
1.1.2.	Guarantees given for foreign trade operations		312,417	312,971	625,388	303,752	265,210	568,962
1.1.3.	Other letters of guarantee		3,533,673	5,106,989	8,640,662	3,314,240	5,061,112	8,375,352
1.2.	Bank acceptances		-	112,777	112,777	600	115,887	116,487
1.2.1.	Import letter of acceptance		-	98,486	98,486	600	107,622	108,222
1.2.2.	Other bank acceptances		-	14,291	14,291	-	8,265	8,265
1.3.	Letters of credit		-	3,170,330	3,170,330	394	2,564,233	2,564,627
1.3.1.	Documentary letters of credit		-	570	570	-	1,649	1,649
1.3.2.	Other letters of credit		-	3,169,760	3,169,760	394	2,562,584	2,562,978
1.4.	Guaranteed prefinancings		-	-	-	-	-	-
1.5.	Endorsements		-	-	-	-	-	-
1.5.1.	Endorsements to the Central Bank of Turkey		-	-	-	-	-	-
1.5.2.	Other endorsements		-	-	-	-	-	-
1.6.	Underwriting commitments		-	-	-	-	-	-
1.7.	Factoring related guarantees		-	-	-	-	-	-
1.8.	Other guarantees		110,000	-	110,000	-	-	-
1.9.	Other sureties		-	-	-	-	-	-
II.	**COMMITMENTS**	(5.3.1)	**14,385,021**	**3,116,093**	**17,501,114**	**13,163,846**	**3,489,188**	**16,653,034**
2.1.	Irrevocable commitments		14,385,021	3,115,551	17,500,572	13,163,846	3,488,798	16,652,644
2.1.1.	Asset purchase commitments		9,677	577,418	587,095	48,248	1,560,461	1,608,709
2.1.2.	Deposit purchase and sales commitments		-	-	-	-	-	-
2.1.3.	Share capital commitments to associates and subsidiaries		812	-	812	812	-	812
2.1.4.	Loan granting commitments		3,067,874	1,329,133	4,397,007	2,354,191	913,337	3,267,528
2.1.5.	Securities issuance brokerage commitments		-	-	-	-	-	-
2.1.6.	Commitments for reserve deposit requirements		-	-	-	-	-	-
2.1.7.	Commitments for cheque payments		1,420,521	-	1,420,521	1,852,451	-	1,852,451
2.1.8.	Tax and fund obligations on export commitments		23,649	-	23,649	24,398	-	24,398
2.1.9.	Commitments for credit card limits		8,598,278	-	8,598,278	7,619,536	-	7,619,536
2.1.10.	Commitments for credit cards and banking services related promotions		-	-	-	-	-	-
2.1.11.	Receivables from "short" sale commitments on securities		-	-	-	-	-	-
2.1.12.	Payables from "short" sale commitments on securities		-	-	-	-	-	-
2.1.13.	Other irrevocable commitments		1,264,210	1,209,000	2,473,210	1,264,210	1,015,000	2,279,210
2.2.	Revocable commitments		-	542	542	-	390	390
2.2.1.	Revocable loan granting commitments		-	-	-	-	-	-
2.2.2.	Other revocable commitments		-	542	542	-	390	390
III.	**DERIVATIVE FINANCIAL INSTRUMENTS**	(5.3.2)	**9,586,713**	**19,076,328**	**28,663,041**	**6,044,995**	**10,272,556**	**16,317,551**
3.1.	Derivative financial instruments held for risk managemen		-	98,728	98,728	-	58,282	58,282
3.1.1.	Fair value hedges		-	-	-	-	-	-
3.1.2.	Cash flow hedges		-	98,728	98,728	-	58,282	58,282
3.1.3.	Net foreign investment hedges		-	-	-	-	-	-
3.2.	Trading derivatives		9,586,713	18,977,600	28,564,313	6,044,995	10,214,274	16,259,269
3.2.1.	Forward foreign currency purchases/sales		1,180,279	1,568,978	2,749,257	583,139	859,775	1,442,914
3.2.1.1.	Forward foreign currency purchases		632,412	765,816	1,398,228	320,360	384,789	705,149
3.2.1.2.	Forward foreign currency sales		547,867	803,162	1,351,029	262,779	474,986	737,765
3.2.2.	Currency and interest rate swaps		5,678,206	11,209,024	16,887,230	4,328,262	6,811,744	11,140,006
3.2.2.1.	Currency swaps-purchases		2,131,252	6,194,776	8,326,028	1,181,840	4,132,508	5,314,348
3.2.2.2.	Currency swaps-sales		3,546,954	4,992,368	8,539,322	3,143,966	2,676,084	5,820,050
3.2.2.3.	Interest rate swaps-purchases		-	11,090	11,090	417	1,581	1,998
3.2.2.4.	Interest rate swaps-sales		-	10,790	10,790	2,039	1,571	3,610
3.2.3.	Currency, interest rate and security options		2,669,662	5,538,103	8,207,765	1,015,177	1,907,105	2,922,282
3.2.3.1.	Currency call options		1,191,045	2,054,472	3,245,517	366,159	896,609	1,262,768
3.2.3.2.	Currency put options		1,437,091	1,940,954	3,378,045	630,600	515,233	1,145,833
3.2.3.3.	Interest rate call options		-	768,824	768,824	-	81,200	81,200
3.2.3.4.	Interest rate put options		-	682,024	682,024	-	-	-
3.2.3.5.	Security call options		41,526	50,923	92,449	10,563	113,283	123,846
3.2.3.6.	Security put options		-	40,906	40,906	7,855	300,780	308,635
3.2.4.	Currency futures		52,766	43,508	96,274	114,417	82,650	197,067
3.2.4.1.	Currency futures-purchases		44,809	540	45,349	83,070	2,219	85,289
3.2.4.2.	Currency futures-sales		7,957	42,968	50,925	31,347	80,431	111,778
3.2.5.	Interest rate futures		-	-	-	-	-	-
3.2.5.1.	Interest rate futures-purchases		-	-	-	-	-	-
3.2.5.2.	Interest rate futures-sales		-	-	-	-	-	-
3.2.6.	Others		5,800	617,987	623,787	4,000	553,000	557,000
B. CUSTODY AND PLEDGED ITEMS (IV+V+VI)			**153,371,353**	**88,090,410**	**241,461,763**	**129,941,310**	**67,163,648**	**197,104,958**
IV.	**ITEMS HELD IN CUSTODY**		**45,409,626**	**13,260,431**	**58,670,057**	**46,920,619**	**12,856,015**	**59,776,634**
4.1.	Customers' securities held		25,051,078	3,322,789	28,373,867	21,162,119	3,625,534	24,787,653
4.2.	Investment securities held in custody		12,822,408	743,778	13,566,186	20,241,857	1,385,719	21,627,576
4.3.	Checks received for collection		5,729,378	800,974	6,530,352	4,204,954	494,980	4,699,934
4.4.	Commercial notes received for collection		1,776,324	1,633,412	3,409,736	1,281,717	1,631,219	2,912,936
4.5.	Other assets received for collection		8,262	6,461,978	6,470,240	7,197	5,402,214	5,409,411
4.6.	Assets received through public offering		-	20,877	20,877	-	18,805	18,805
4.7.	Other items under custody		22,176	276,623	298,799	22,775	297,544	320,319
4.8.	Custodians		-	-	-	-	-	-
V.	**PLEDGED ITEMS**		**107,961,727**	**74,829,979**	**182,791,706**	**83,020,691**	**54,307,633**	**137,328,324**
5.1.	Securities		89,956	-	89,956	169,805	-	169,805
5.2.	Guarantee notes		15,758,462	5,670,553	21,429,015	11,971,031	4,942,492	16,913,523
5.3.	Commodities		157	-	157	157	-	157
5.4.	Warranties		-	-	-	-	-	-
5.5.	Real estates		18,635,610	16,682,914	35,318,524	13,345,519	7,900,332	21,245,851
5.6.	Other pledged items		73,477,372	52,476,145	125,953,517	57,534,005	41,464,466	98,998,475
5.7.	Pledged items-depository		170	367	537	170	343	513
VI.	**CONFIRMED BILLS OF EXCHANGE AND SURETIES**		-	-	-	-	-	-
	TOTAL OFF-BALANCE SHEET ITEMS (A+B)		**181,537,525**	**119,426,295**	**300,963,820**	**153,076,123**	**89,355,386**	**242,431,509**

The accompanying notes are an integral part of these unconsolidated financial statements.

Türkiye Garanti Bankası Anonim Şirketi

Income Statement

For the Nine-Month Period Ended 30 September 2008

	INCOME AND EXPENSE ITEMS	Footnotes	THOUSANDS OF NEW TURKISH LIRA (YTL) CURRENT PERIOD 1 January 2008- 30 September 2008	PRIOR PERIOD 1 January 2007- 30 September 2007	CURRENT PERIOD 1 July 2008- 30 September 2008	PRIOR PERIOD 1 July 2007- 30 September 2007
I.	**INTEREST INCOME**	(5.4.1)	**6,575,827**	**5,221,894**	**2,371,720**	**1,867,614**
1.1	Interest income on loans		4,066,630	3,043,941	1,439,576	1,143,386
1.2	Interest income on reserve deposits		154,037	133,684	55,668	48,582
1.3	Interest income on banks		200,011	188,126	65,179	76,952
1.4	Interest income on money market transactions		4,178	3,998	2,088	1,792
1.5	Interest income on securities portfolio		2,014,795	1,608,147	763,748	544,361
1.5.1	Trading financial assets		14,999	14,891	8,709	3,133
1.5.2	Financial assets valued at fair value through profit or loss		-	-	-	-
1.5.3	Financial assets available-for-sale		1,584,457	1,096,791	636,769	372,592
1.5.4	Investments held-to-maturity		415,339	496,465	118,270	168,636
1.6	Financial lease income		-	-	-	-
1.7	Other interest income		136,176	243,998	45,461	52,541
II.	**INTEREST EXPENSE**	(5.4.2)	**4,144,630**	**3,180,173**	**1,535,513**	**1,121,266**
2.1	Interest on deposits		2,909,662	2,197,440	1,076,891	764,116
2.2	Interest on funds borrowed		504,714	455,535	167,737	180,027
2.3	Interest on money market transactions		724,519	521,418	289,563	176,120
2.4	Interest on securities issued		-	-	-	-
2.5	Other interest expenses		5,735	5,780	1,322	1,003
III.	**NET INTEREST INCOME (I - II)**		**2,431,197**	**2,041,721**	**836,207**	**746,348**
IV.	**NET FEES AND COMMISSIONS INCOME**		**1,095,218**	**894,855**	**360,913**	**309,378**
4.1	Fees and commissions received		1,435,360	1,202,010	496,781	428,770
4.1.1	Non-cash loans		82,643	73,226	28,104	21,451
4.1.2	Others		1,352,717	1,128,784	468,677	407,319
4.2	Fees and commissions paid		340,142	307,155	135,868	119,392
4.2.1	Non-cash loans		257	258	106	96
4.2.2	Others		339,885	306,897	135,762	119,296
V.	**DIVIDEND INCOME**	(5.4.3)	**75,518**	**49,399**	**1,386**	**2,430**
VI.	**NET TRADING INCOME/LOSSES (Net)**	(5.4.4)	**114,959**	**(116,571)**	**4,987**	**(65,569)**
6.1	Trading account income/losses (Net)		259,774	(299,925)	244,850	(45,773)
6.2	Foreign exchange gains/losses (Net)		(144,815)	183,354	(239,863)	(19,796)
VII.	**OTHER OPERATING INCOME**	(5.4.5)	**274,352**	**1,001,146**	**25,466**	**159,640**
VIII.	**TOTAL OPERATING PROFIT (III+IV+V+VI+VII)**		**3,991,244**	**3,870,550**	**1,228,959**	**1,152,227**
IX.	**PROVISION FOR LOSSES ON LOANS AND OTHER RECEIVABLES (-)**	(5.4.6)	**319,384**	**240,605**	**93,888**	**72,704**
X.	**OTHER OPERATING EXPENSES (-)**	(5.4.7)	**1,937,852**	**1,283,916**	**615,832**	**469,426**
XI.	**NET OPERATING PROFIT/LOSS (VIII-IX-X)**		**1,734,008**	**2,346,029**	**519,239**	**610,097**
XII.	**INCOME RESULTED FROM MERGERS**		-	-	-	-
XIII.	**INCOME/LOSS FROM INVESTMENTS UNDER EQUITY ACCOUNTING**		-	-	-	-
XIV.	**GAIN/LOSS ON NET MONETARY POSITION**		-	-	-	-
XV.	**PROFIT/LOSS BEFORE TAXES (XI+XII+XIII+XIV)**	(5.4.8)	**1,734,008**	**2,346,029**	**519,239**	**610,097**
XVI.	**PROVISION FOR TAXES (±)**	(5.4.9)	**333,500**	**361,000**	**114,000**	**128,000**
16.1	Current tax charge		342,606	374,270	113,991	120,044
16.2	Deferred tax charge/(credit)		(9,106)	(13,270)	9	7,956
XVII.	**NET OPERATING PROFIT/LOSS AFTER TAXES (XV±XVI)**	(5.4.10)	**1,400,508**	**1,985,029**	**405,239**	**482,097**
XVIII.	**INCOME FROM DISCONTINUED OPERATIONS**		-	-	-	-
18.1	Income from assets held for sale		-	-	-	-
18.2	Income from sale of associates, subsidiaries and joint-ventures		-	-	-	-
18.3	Others		-	-	-	-
XIX.	**EXPENSES FROM DISCONTINUED OPERATIONS (-)**		-	-	-	-
19.1	Expenses on assets held for sale		-	-	-	-
19.2	Expenses on sale of associates, subsidiaries and joint-ventures		-	-	-	-
19.3	Others		-	-	-	-
XX.	**PROFIT/LOSS BEFORE TAXES ON DISCONTINUED OPERATIONS (XVIII-XIX)**	(5.4.8)	-	-	-	-
XXI.	**PROVISION FOR TAXES OF DISCONTINUED OPERATIONS (±)**	(5.4.9)	-	-	-	-
21.1	Current tax charge		-	-	-	-
21.2	Deferred tax charge/(credit)		-	-	-	-
XXII.	**NET PROFIT/LOSS AFTER TAXES ON DISCONTINUED OPERATIONS (XX±XXI)**	(5.4.10)	-	-	-	-
XXIII.	**NET PROFIT/LOSS (XVII+XXII)**	(5.4.11)	**1,400,508**	**1,985,029**	**405,239**	**482,097**
	EARNINGS PER SHARE (full YTL amount per YTL'000 face value each)		**546**	**945**	**116**	**230**

The accompanying notes are an integral part of these unconsolidated financial statements

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi

Statement of Income/Expense Items Accounted under Shareholders' Equity

For the Nine-Month Period Ended 30 September 2008

	INCOME AND EXPENSE ITEMS UNDER SHAREHOLDERS' EQUITY	THOUSANDS OF NEW TURKISH LIRA (YTL)	
		CURRENT PERIOD 30 September 2008	PRIOR PERIOD 30 September 2007
I.	MARKET VALUE GAINS ON AVAILABLE FOR SALE ASSETS ACCOUNTED UNDER "SECURITIES VALUE INCREASE FUND"	(249,285)	40,207
II.	REVALUATION SURPLUS ON TANGIBLE ASSETS	-	-
III.	REVALUATION SURPLUS ON INTANGIBLE ASSETS	-	-
IV.	TRANSLATION DIFFERENCES FOR TRANSACTIONS IN FOREIGN CURRENCIES	12,033	(14,052)
V.	GAIN/LOSS ON DERIVATIVE FINANCIAL ASSETS HELD FOR CASH FLOW HEDGES (effective portion)	(33,461)	8,719
VI.	GAIN/LOSS ON DERIVATIVE FINANCIAL ASSETS HELD FOR HEDGES OF NET INVESTMENT IN FOREIGN OPERATIONS (effective portion)	(9,269)	24,934
VII.	EFFECTS OF CHANGES IN ACCOUNTING POLICIES AND CORRECTIONS	-	-
VIII.	OTHER INCOME/EXPENSE ITEMS ACCOUNTED UNDER SHAREHOLDERS' EQUITY AS PER TAS	33,995	1,147
IX.	DEFERRED TAXES ON VALUE INCREASES/DECREASES	37,764	(11,732)
X.	NET INCOME/EXPENSE ITEMS ACCOUNTED DIRECTLY UNDER SHAREHOLDERS' EQUITY (I+II+III+IV+V+VI+VII+VIII+IX)	(208,223)	49,223
XI.	CURRENT PERIOD PROFIT/LOSSES	1,400,508	1,985,029
1.1	Net changes in fair value of securities (transferred to income statement)	54,000	6,070
1.2	Gains/losses on derivative financial assets held for cash flow hedges, reclassified and recorded in income statement	-	-
1.3	Gains/losses on hedges of net investment in foreign operations, reclassified and recorded in income statement	-	-
1.4	Others	1,346,508	1,978,959
XII.	TOTAL PROFIT/LOSS ACCOUNTED FOR THE CURRENT PERIOD (X+XI)	1,192,285	2,034,252

The accompanying notes are an integral part of these unconsolidated financial statements.

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi
Statement of Changes in Shareholders' Equity
For the Nine-Month Period Ended 30 September 2008

THOUSANDS OF NEW TURKISH LIRA (YTL)

	STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY	Footnotes	Paid-In Capital	Capital Reserves from Inflation Adj.s to Paid-In Capital	Share Premium	Share Cancellation Profits	Legal Reserves	Status Reserves	Extraordinary Reserves	Other Reserves	Current Period Net Profit/(Loss)	Prior Period Profit/(Loss)	Securities Value Increase Fund	Revaluation Surplus on Tangible and Intangible Assets	Bonus Shares of Equity Participations	Hedging Reserves	Accu. Rev. Surp. on Assets Held for Sale and Assets of Discont. Op.s	Total Shareholders' Equity
	PRIOR PERIOD (30/9/2007)																	
I.	Balances at beginning of the period		2,100,000	772,554	-	-	92,134	-	523,677	(27,699)	-	1,063,663	139,119	2,147	4,698	-	-	4,670,293
II.	Correction made as per TAS 8		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
2.1	Effect of corrections																	-
2.2	Effect of changes in accounting policies											-	-					-
III.	Adjusted balances at beginning of the period (I+II)		2,100,000	772,554	-	-	92,134	-	523,677	(27,699)	-	1,063,663	139,119	2,147	4,698	-	-	4,670,293
	Changes during the period																	
IV.	Mergers																	-
V.	Market value changes of securities												45,268					45,268
VI.	Hedging reserves		-	-	-	-	-	-	-	-	-	-	-	-	-	28,666	-	28,666
6.1	Cash flow hedge															8,719		8,719
6.2	Hedge of net investment in foreign operations															19,947		19,947
VII.	Revaluation surplus on tangible assets																	-
VIII.	Revaluation surplus on intangible assets																	-
IX.	Bonus shares of associates, subsidiaries and joint-ventures														(2,245)			(2,245)
X.	Translation differences						(440)			(2,079)			(19,947)					(22,466)
XI.	Changes resulted from disposal of assets														-			-
XII.	Changes resulted from reclassification of assets																	-
XIII.	Effect of change in equities of associates on bank's equity																	-
XIV.	Capital increase		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
14.1.	Cash																	-
14.2.	Internal sources																	-
XV.	Share issuance																	-
XVI.	Share cancellation profits																	-
XVII.	Capital reserves from inflation adjustments to paid-in capital																	-
XVIII.	Others																	-
XIX.	Current period net profit/loss										1,985,029							1,985,029
XX.	Profit distribution		-	-	-	-	64,615	-	752,012	-	-	(1,063,663)	-	27,717	-	-	-	(219,319)
20.1.	Dividends											(219,319)						(219,319)
20.2	Transfers to reserves						64,615		752,012			(816,627)						-
20.3	Others											(27,717)		27,717				-
	Balances at end of the period (III+IV+V+.....+XVIII+XIX+XX)		2,100,000	772,554	-	-	156,309	-	1,275,689	(29,778)	1,985,029	-	164,440	29,864	2,453	28,666	-	6,485,226
	CURRENT PERIOD (30/9/2008)																	
I.	Balances at beginning of the period		2,100,000	772,554	-	-	156,211	-	1,275,689	(1,715)	-	2,315,616	208,057	29,864	2,453	24,390	-	6,883,119
	Changes during the period	(5.5)																
II.	Mergers																	-
III.	Market value changes of securities												(177,525)					(177,525)
IV.	Hedging reserves		-	-	-	-	-	-	-	-	-	-	-	-	-	(40,876)	-	(40,876)
4.1	Cash flow hedge															(33,461)		(33,461)
4.2	Hedge of net investment in foreign operations															(7,415)		(7,415)
V.	Revaluation surplus on tangible assets																	-
VI.	Revaluation surplus on intangible assets																	-
VII.	Bonus shares of associates, subsidiaries and joint-ventures																	-
VIII.	Translation differences						146			2,617			7,415					10,178
IX.	Changes resulted from disposal of assets														-			-
X.	Changes resulted from reclassification of assets																	-
XI.	Effect of change in equities of associates on bank's equity																	-
XII.	Capital increase		2,100,000	-	11,880	-	-	-	-	-	-	-	-	-	-	-	-	2,111,880
12.1.	Cash		2,100,000		11,880					-								2,111,880
12.2	Internal sources																	-
XIII.	Share issuance	(5.5)																-
XIV.	Share cancellation profits																	-
XV.	Capital reserves from inflation adjustments to paid-in capital																	-
XVI.	Others								(1,434,233)									(1,434,233)
XVII.	Current period net profit/loss										1,400,580							1,400,580
XVIII.	Profit distribution		-	-	-	-	115,781	-	1,629,268	3,341	-	(2,315,616)	-	567,226	-	-	-	-
18.1.	Dividends											-						-
18.2.	Transfers to reserves	(5.5)					115,781		1,629,268			(1,745,049)						-
18.3.	Others									3,341		(570,567)		567,226				-
	Balances at end of the period (I+II+III+.....+XVI+XVII+XVIII)		4,200,000	772,554	11,880	-	272,138	-	1,470,724	4,243	1,400,580	-	37,947	597,090	2,453	(16,486)	-	8,753,051

The accompanying notes are an integral part of these unconsolidated financial statements.

(Convenience Translation of Financial Statements Originally Issued in Turkish)

Türkiye Garanti Bankası Anonim Şirketi
Statement of Cash Flows
For the Nine-Month Period Ended 30 September 2008

	STATEMENT OF CASH FLOWS	Footnotes	THOUSANDS OF NEW TURKISH LIRA (YTL) CURRENT PERIOD 30 September 2008	PRIOR PERIOD 30 September 2007
A.	CASH FLOWS FROM BANKING OPERATIONS			
1.1	**Operating profit before changes in operating assets and liabilities**		**1,777,729**	**3,045,657**
1.1.1	Interests received		6,469,343	5,330,224
1.1.2	Interests paid		(3,964,848)	(3,123,226)
1.1.3	Dividend received		75,518	49,399
1.1.4	Fees and commissions received		1,536,465	1,269,888
1.1.5	Other income		106,293	989,136
1.1.6	Collections from previously written-off loans and other receivables		18,014	13,783
1.1.7	Payments to personnel and service suppliers		(1,373,023)	(869,790)
1.1.8	Taxes paid		(51,207)	(42,102)
1.1.9	Others	(5.6)	(1,038,826)	(571,655)
1.2	**Changes in operating assets and liabilities**		**1,886,099**	**(1,731,178)**
1.2.1	Net (increase) decrease in financial assets held for trading		8,586	36,795
1.2.2	Net (increase) decrease in financial assets valued at fair value through profit or loss		-	-
1.2.3	Net (increase) decrease in due from banks		(730,690)	(1,277,927)
1.2.4	Net (increase) decrease in loans		(8,978,812)	(7,436,315)
1.2.5	Net (increase) decrease in other assets		3,042,546	245,810
1.2.6	Net increase (decrease) in bank deposits		(108,021)	(249,492)
1.2.7	Net increase (decrease) in other deposits		8,945,199	4,693,394
1.2.8	Net increase (decrease) in funds borrowed		1,483,899	1,221,250
1.2.9	Net increase (decrease) in matured payables		-	-
1.2.10	Net increase (decrease) in other liabilities	(5.6)	(1,776,608)	1,035,307
I.	**Net cash flow from banking operations**		**3,663,828**	**1,314,479**
B.	CASH FLOWS FROM INVESTING ACTIVITIES			
II.	**Net cash flow from investing activities**		**(3,999,321)**	**(1,286,882)**
2.1	Cash paid for purchase of associates, subsidiaries and joint-ventures		-	-
2.2	Cash obtained from sale of associates, subsidiaries and joint-ventures		-	55,238
2.3	Purchases of tangible assets		(187,575)	(166,093)
2.4	Sales of tangible assets		97,983	30,094
2.5	Cash paid for purchase of financial assets available-for-sale		(8,437,361)	(4,822,144)
2.6	Cash obtained from sale of financial assets available-for-sale		4,136,463	3,067,967
2.7	Cash paid for purchase of investments held-to-maturity		-	-
2.8	Cash obtained from sale of investments held-to-maturity		391,169	548,056
2.9	Others	(5.6)	-	-
C.	CASH FLOWS FROM FINANCING ACTIVITIES			
III.	**Net cash flow from financing activities**		**611,205**	**(283,660)**
3.1	Cash obtained from funds borrowed and securities issued		-	-
3.2	Cash used for repayment of funds borrowed and securities issued		-	-
3.3	Equity instruments issued		2,111,880	-
3.4	Dividends paid		-	(219,319)
3.5	Payments for financial leases		(66,442)	(64,341)
3.6	Others (payments for founder shares repurchased)	(5.6)	(1,434,233)	-
IV.	**Effect of change in foreign exchange rate on cash and cash equivalents**	(5.6)	**157,347**	**77,263**
V.	**Net increase/(decrease) in cash and cash equivalents**		**433,059**	**(178,800)**
VI.	**Cash and cash equivalents at beginning of period**		**3,417,495**	**2,987,300**
VII.	**Cash and cash equivalents at end of period**		**3,850,554**	**2,808,500**

The accompanying notes are an integral part of these unconsolidated financial statements.

(Thousands of New Turkish Lira (YTL))

3 Accounting policies

3.1 Basis of presentation

As per the Article 37 of "Accounting and Recording Rules" of the Turkish Banking Law No 5411 published on the Official Gazette no.25983 dated 1 November 2005 and became effective, the Bank keeps its accounting records and prepares its unconsolidated financial statements and the related footnotes in accordance with accounting and valuation standards described in "Regulation on Accounting Applications for Banks and Safeguarding of Documents" published by the Banking Regulatory and Supervisory Agency (BRSA) and in effect since 1 November 2006, Turkish Accounting Standards (TAS), Turkish Financial Reporting Standards (TFRS) and the related statements and guidances.

The accompanying unconsolidated financial statements are prepared in accordance with the historical cost basis except for the securities at fair value through profit or loss, securities available for sale, investments in associates and subsidiaries that are quoted on the stock exchanges and assets held for sale which are presented on a fair value basis.

The accounting policies and the valuation principles applied in the preparation of the accompanying financial statements are explained in Notes 3.2 to 3.24.

3.1.1 Additional paragraph for convenience translation to English

The differences between accounting principles, as described in the preceding paragraphs, and the accounting principles generally accepted in countries, in which the accompanying financial statements are to be distributed, and International Financial Reporting Standards ("IFRS"), may have significant influence on the accompanying financial statements. Accordingly, the accompanying financial statements are not intended to present the financial position and results of operations in accordance with the accounting principles generally accepted in such countries and IFRS.

3.2 Strategy for the use of financial instruments and foreign currency transactions

3.2.1 Strategy for the use of financial instruments

The liability side of the Bank's balance sheet is intensively composed of short-term deposits in line with the general trend in the banking sector. In addition to deposits, the Bank has access to longer-term borrowings via the foreign currency borrowings from abroad.

In order to manage the interest rate risk arising from short-term deposits, the Bank is keen on maintaining floating rate instruments such as government bonds with quarterly coupon payments and instruments like credit cards and consumer loans providing regular cash inflows.

The fundamental strategy to manage the liquidity risk is to expand the deposit base through customer-oriented banking philosophy, and to increase customer transactions and retention rates. The Bank's widespread and effective branch network, advantage of primary dealership and strong market share in the treasury and capital markets, are the most effective tools in the realisation of this strategy. For this purpose, serving customers by introducing new products and services continuously and reaching the customers satisfaction are very important.

Another influential factor in management of interest and liquidity risks on balance sheet is product diversification both on asset and liability sides.

Exchange rate risk, interest rate risk and liquidity risk are controlled and measured by various risk management systems instantly, and the balance sheet is managed under the limits set by these systems and the limits legally required. Asset-liability management and value at risk models, stress tests and scenario analysis are used for this purpose.

Purchase and sale of short and long-term financial instruments are allowed within the pre-determined limits to generate risk-free return on capital.

The foreign currency position is controlled by the equilibrium of a currency basket to eliminate the foreign exchange risk.

3.2.2 Foreign currency transactions

Foreign exchange gains and losses arising from foreign currency transactions are recorded at transaction dates. At the end of the periods, foreign currency assets and liabilities evaluated with the Bank's spot purchase rates and the differences are recorded as foreign exchange gain or loss in the income statement except for foreign exchange gain/loss arising from the conversion of the net investments in associates and subsidiaries in foreign countries into YTL.

Foreign currency differences arising from the conversion of the net investments in associates and subsidiaries in foreign countries into YTL are classified as "securities value increase fund" under the shareholders' equity. Non-derivative liabilities are designated as the hedge of net investment in foreign operations and the Bank recognizes the effective portion of changes in the fair value of the hedging instrument under the shareholders' equity in "hedging reserves".

In the currency conversion of the financial statements of the Bank's foreign branches, the Bank's spot purchase rates are used for balance sheet items and average foreign currency rates for income statement. All foreign currency differences arising from this conversion, are classified as "other profit reserves" under the shareholders' equity.

3.3 Investments in associates and subsidiaries

The unconsolidated investments in associates and subsidiaries are accounted in accordance with the Turkish Accounting Standard 39 (TAS 39) "Financial Instruments: Recognition and Measurement". Investments in companies quoted in organized markets and for which their fair values can be reliably determined, are valued at their fair values. Others are valued at costs reduced by provisions for impairment losses, if any, in the accompanying financial statements.

3.4 Forwards, options and other derivative transactions

The derivative transactions mainly consist of foreign currency and interest rate swaps, foreign currency options and forward foreign currency purchase/sale contacts.

According to the Turkish Accounting Standard 39 (TAS 39) "Financial Instruments: Recognition and Measurement"; forward foreign currency purchases/sales, swaps, options and futures are classified "hedging purposes" and "trading purposes". Derivatives are initially recorded in off-balance sheet accounts at their purchase costs including the transaction costs. Subsequently, the derivative transactions are valued at their fair values and the changes in their fair values are recorded on balance sheet under "derivative financial assets" or "derivative financial liabilities", respectively. Subsequent fair value changes for trading derivatives are recorded under income statement. Whereas, the effective portions of hedging derivatives are recorded under shareholders' equity while their ineffective portions are posted through income statement.

The spot legs of currency swap transactions are recorded on the balance sheet and the forward legs in the off-balance sheet accounts.

3.5 Interest income and expenses

Interests are recorded according to the effective interest rate method (rate equal to the rate in calculation of present value of future cash flows of financial assets or liabilities) defined in the Turkish Accounting Standard 39 (TAS 39) "Financial Instruments: Recognition and Measurement".

In case of an interest accrued on a security before its acquisition, the collected interest is divided into two parts as interest before and after the acquisition and only the interest of the period after the acquisition is recorded as interest income in the financial statements.

The accrued interest income on non-performing loans are reversed and subsequently recognised as interest income only when collected.

3.6 Fees and commissions

Fees and commissions received and paid, and other fees and commissions paid to financial institutions are calculated according to either accrual basis of accounting or effective interest rate method depending on nature of fees and commissions, incomes derived from agreements and asset purchases from third parties are recognized as income when realized.

3.7 Financial assets

3.7.1 Financial assets at fair value through profit or loss

Such assets are valued at their fair values and gain/loss arising is recorded in the income statement. Interest income earned on trading securities and the difference between their acquisition costs and fair values are recorded as interest income in the income statement. In case of sales of such securities before their maturity, the gains/losses on such sales are recorded under trading income/losses.

3.7.2 Investments held-to-maturity, financial assets available-for-sale and loans and receivables

Financial assets are initially recorded at their purchase costs including the transaction costs.

Investments held-to-maturity are financial assets with fixed maturities and pre-determined payment schedules that the Bank has the intent and ability to hold until maturity, excluding loans and receivables.

There are no financial assets that are not allowed to be classified as investments held-to-maturity for two years due to the tainting rules applied for the breach of classification rules.

Investments held-to-maturity are measured at amortized costs using internal rate of return after deducting impairments, if any.

Assets available-for-sale, are financial assets other than assets held for trading purposes, investments held-to-maturity and loans and receivables.

Financial assets available-for-sale are measured at their fair values subsequently. However, assets for which fair values could not be determined reliably are valued using discounting method with internal rate of return for the ones with a fixed maturity; and using valuation models or discounted cash flow techniques for the ones which do not have a fixed maturity. Unrecognised gain/losses derived from

the difference between their fair value and the discounted values are recorded in "securities value increase fund" under the shareholders' equity. In case of sales, the realized gain/losses are recognized directly in the income statement.

Government bonds indexed to consumer price index and issued on 21 February 2007 are for five-year maturity and with fixed real coupon rate of 5% semiannually. As per the statement made by the Turkish Treasury on the date of issuance, such securities are valued taking into account the difference between the reference index at the issue date and the reference index at the balance sheet date to reflect the effects of inflation.

Purchase and sale transactions of securities are accounted at delivery dates.

Loans and receivables are financial assets raised by the Bank providing money, commodity and services to debtors.

Loans are financial assets with fixed or determinable payments and not quoted in an active market.

Loans and receivables are recognized at cost and measured at amortized cost using the effective interest method. Duties paid, transaction expenditures and other similar expenses on assets received against such risks are considered as a part of transaction cost and charged to customers.

3.8 Impairment of financial assets

Financial asset or group of financial assets are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such indication exists, the Bank estimates the amount of impairment.

Impairment loss incurs if, and only if, there is an objective evidence that the expected future cash flows of financial asset or group of financial assets are adversely effected by an event(s) ("loss event(s)") incurred subsequent to recognition. The losses expected to incur due to future events are not recognized even if the probability of loss is high.

If there is an objective evidence that certain loans will not be collected, for such loans; the Bank provides specific and general allowances for loan and other receivables classified in accordance with the Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables published on the Official Gazette no.2633 dated 1 November 2006. The allowances are recorded in the income statement of the related period.

3.9 Netting of financial instruments

In cases where the fair values of trading securities, securities available-for-sale, securities quoted at the stock exchanges, associates and subsidiaries are less then their carrying values, a provision for impairment is allocated, and the net value is shown on the balance sheet.

The Bank provides specific allowances for loan and other receivables in accordance with the Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables. The allowances are recorded under "loans" as negative balances on the asset side.

Otherwise, the financial assets and liabilities are netted off only when there is a legal right to do so.

(Thousands of New Turkish Lira (YTL))

3.10 Repurchase and resale agreements and securities lending

Securities sold under repurchase agreements are recorded on the balance sheet in compliance with the Uniform Chart of Accounts. Accordingly, government bonds and treasury bills sold to customers under repurchase agreements are classified as "Investments Subject to Repurchase Agreements" and valued based on the Bank management's future intentions, either at market prices or using discounting method with internal rate of return. The funds received through repurchase agreements are classified separately under liability accounts and the related interest expenses are accounted on an accrual basis.

Securities purchased under resale agreements are classified under "interbank money markets" separately. An income accrual is accounted for the positive difference between the purchase and resale prices earned during the period.

3.11 Assets held for sale and discontinued operations

A tangible asset (or a disposal group) classified as "asset held for sale" is measured at lower of carrying value or fair value less costs to sell. An asset (or a disposal group) is regarded as "asset held for sale" only when the sale is highly probable and the asset (disposal group) is available for immediate sale in its present condition. For a highly probable sale, there must be a valid plan prepared by the management for the sale of asset including identification of possible buyers and completion of sale process. Furthermore, the asset should be actively in the market at a price consistent with its fair value.

A discontinued operation is a part of the Bank's business classified as sold or held-for-sale. The operating results of the discontinued operations are disclosed seperately in the income statement. The Bank has no discontinued operations.

3.12 Goodwill and other intangible assets

The Bank's intangible assets consist of softwares, intangible rights and pre-operating expenses.

Goodwill and other intangible assets are recorded at cost in compliance with the Turkish Accounting Standard 38 (TAS 38) "Intangible Assets".

The costs of the intangible assets purchased before 31 December 2004 are restated from the purchasing dates to 31 December 2004, the date the hyperinflationary period is considered to be ended. The intangible assets purchased after this date are recorded at their historical costs. Assets purchased before 2005 are amortised over their estimated useful lives on a straight-line basis. Since 1 January 2005, newly purchased assets are amortised based on the declining balance which is one of the accelerated amortisation methods.

Estimated useful lives of the Bank's intangible assets are 5-15 years, and amortisation rates are 6.67-20%.

If there is objective evidence of impairment, the asset's recoverable amount is estimated in accordance with the Turkish Accounting Standard 36 (TAS 36) " Impairment of Assets" and if the recoverable amount is less then the carrying value of the related asset, a provision for impairment loss is made.

(Thousands of New Turkish Lira (YTL))

3.13 Tangible assets

The cost of the tangible assets purchased before 31 December 2004 are restated from the purchasing dates to 31 December 2004, the date the hyperinflationary period is considered to be ended. The tangible assets purchased after this date are recorded at their historical costs.

Tangible assets are recorded at cost in compliance with the Turkish Accounting Standard 16 (TAS 16) "Tangible Assets".

If there is objective evidence of impairment, the asset's recoverable amount is estimated in accordance with the Turkish Accounting Standard 36 (TAS 36) " Impairment of Assets" and if the recoverable amount is less then the carrying value of the related asset, a provision for impairment loss is made.

Gains/losses arising from the disposal of the tangible assets are calculated as the difference between the net book value and the net sales price.

Maintenance and repair costs incurred for tangible assets, are recorded as expense.

There are no restrictions such as pledges, mortgages or any other restriction on tangible assets.

There are no changes in the accounting estimates that are expected to have an impact in the current or subsequent periods.

The depreciation rates and the estimated useful lives of tangible assets are:

Tangible assets	Estimated useful lives (years)	Depreciation Rates (%) after 1 January 2005	Depreciation Rates (%) before 1 January 2005
Buildings	50	4	2
Vaults	20-50	4-10	2-5
Motor vehicles	5-7	30-40	15-20
Other tangible assets	4-20	10-50	5-25

Tangible assets purchased before 2005 are depreciated over their estimated useful lives on a straight-line basis from the date of their acquisition. Since 1 January 2005, newly purchased tangible assets are depreciated based on the declining balance which is one of the accelerated depreciation methods.

The depreciation of an asset held for a period less than a full financial year is calculated as a proportion of the full year depreciation charge from the date of acquisition to the financial year end.

3.14 Leasing activities

The maximum period of the leasing agreements is 4 years. Leased assets are recognized by recording an asset or a liability. In the determination of the related asset and liability amounts, the lower of the fair value of the leased asset and the present value of leasing payments is considered. Financial costs on leasing agreements are expanded in lease periods at a fixed interest rate.

In cases where leased assets are impaired or the expected future benefits of the assets are less than their book values, the book values of such leased assets are reduced to their net realizable values. Depreciation for assets acquired through financial leases is calculated consistently with the same principle as for the tangible assets.

In operating leases, the rent payments are charged to the statement of operations in equal installments.

(Thousands of New Turkish Lira (YTL))

3.15 Provisions and contingent liabilities

In the financial statements, a provision is made for an existing commitment resulted from past events if it is probable that the commitment will be settled and a reliable estimate can be made of the amount of the obligation. Provisions are calculated based on the best estimates of management on the expenses to incur as of the balance sheet date and, if material, such expenses are discounted for their present values. If the amount is not reliably estimated and there is no probability of cash outflow from the Bank to settle the liability, the related liability is considered as "contingent" and disclosed in the notes to the financial statements.

Provisions made during the period are recorded under "provision for losses on loans and other receivables"; provisions that were booked in the prior periods and released in the current year are recorded under "other operating income".

3.16 Contingent assets

The contingent assets usually arise from unplanned or other unexpected events that give rise to the possibility of an inflow of economic benefits to the Bank. If an inflow of economic benefits to the Bank has become probable, then the contingent asset is disclosed in the footnotes to the financial statements. If it has become virtually certain that an inflow of economic benefits will arise, the asset and the related income are recognized in the financial statements of the period in which the change occurs.

3.17 Employee benefits

Severance Indemnities and Short-Term Employee Benefits

As per the existing labour law in Turkey, the Bank is required to pay certain amounts to the employees retired or fired except for resignations or misbehaviours specified in the Turkish Labour Law.

Accordingly, the Bank reserved for employee severance indemnities in the accompanying financial statements using actuarial method in compliance with the Turkish Accounting Standard 19 (TAS 19) "Employee Benefits" for all its employees who retired or whose employment is terminated, called up for military service or died. The major actuarial assumptions used in the calculation of the total liability are as follows:

	30 September 2008	**31 December 2007**
Discount Rate	11.00%	11.00%
Expected Rate of Salary/Limit	5.00%	5.00%
Estimated Employee Turnover Rate	5.81%	5.81%

The Bank provided for undiscounted short-term employee benefits earned during the financial periods as per services rendered in compliance with TAS 19.

Retirement Benefit Obligations

A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee (and his/her dependents) will receive on retirement.

The Bank's defined benefit plan (the "Plan") is managed by "Türkiye Garanti Bankası Anonim Şirketi Memur ve Müstahdemleri Emekli ve Yardım Sandığı Vakfı" (the Fund) established as per the provisional article 20 of the Social Security Law no.506 and the Bank's employees are the members of this Fund.

(Thousands of New Turkish Lira (YTL))

The Plan is funded through contributions of both by the employees and the employer as required by Social Security Law numbered 506 and these contributions are as follows:

	30 September 2008	
	Employer	**Employee**
Pension contributions	15.5%	10.0%
Medical benefit contributions	6.0%	5.0%

The Plan is composed of a) the contractual benefits of the employees, which are subject to transfer to Social Security Foundation ("SSF") as per the Social Security Law no.5754 ("the Law"), and b) other social rights and and medical benefits provided by the Bank but not transferable to SSF.

a) Benefits transferable to SSF

The first paragraph of the provisional article 23 of Banking Law No.5411, published in the Official Gazette at 1 November 2005, which requires the transfer of the members of the funds subject to the provisional article 20 of the Social Security Law no.506, and the persons who are paid under insurance coverage for disablement, old-age and mortality and their right-holders to the SSF within three years following the effective date of the related article was cancelled with the decision of the Constitutional Court dated 22 March 2007, numbered 2007/33. The reasoned ruling regarding the cancellation of the Constitutional Court was published in the Official Gazette numbered 26731, dated 15 December 2007. The Constitutional Court stated that the reason behind this cancellation was the possible loss of antecedent rights of the fund members.

Following the publication of the verdict, the Turkish Grand National Assembly ("Turkish Parliament") started to work on the new legal arrangements by taking the cancellation reasoning into account and the articles of the Law regulating the principles related with such transfers were accepted and approved by Turkish Parliament at 17 April 2008, and enacted at 8 May 2008 after being published in the Official Gazette no.26870.

As per the Law, the present value of post-employment benefits as at the transfer date for the fund members to be transferred, will be calculated by a commission composing from the representatives of the SSF, the Ministry of Finance, the Undersecretariat of Treasury, the Undersecretariat of State Planning Organisation, the BRSA, the SDIF, the banks and the funds, by using a technical discount rate of 9.80% taking into account the funds' income and expenses as per insurance classes and the transferable contributions and payments of the funds including any salary and income differences paid by the funds above the limits of SSF for such payments. The transfers will take place within three-year period starting from 1 January 2008.

At 19 June 2008, Cumhuriyet Halk Partisi ("CHP") is applied to the Constitutional Court for the cancellation of various articles of the Law including the the first paragraph of the provisional Article 20. As of the issuing date of the financial statements, there is not any published ruling of the Constitutional Court.

b) Other benefits not transferable to SSF

Other social rights and payments provided in the existing trust indenture but not covered through the transfer of the funds' members and their right-holders to the SSF, are to be covered by the funds and the institutions that employ the funds' members.

(Thousands of New Turkish Lira (YTL))

3.18 Taxation

3.18.1 Corporate tax

Effective from 1 January 2006, statutory income is subject to corporate tax at 20%. This rate is applied to accounting income modified for certain exemptions (like dividend income) and deductions (like investment incentives), and additions for certain non-tax deductable expenses and allowances for tax purposes. If there is no dividend distribution planned, no further tax charges are made.

Dividends paid to the resident institutions and the institutions working through local offices or representatives are not subject to withholding tax. As per the decision no.2006/10731 of the Council of Ministers published in the Official Gazette no.26237 dated 23 July 2006, certain duty rates included in the articles no.15 and 30 of the new Corporate Tax Law no.5520 are revised. Accordingly, the withholding tax rate on the dividend payments other than the ones paid to the nonresident institutions generating income in Turkey through their operations or permanent representatives and the resident institutions is 15%. In applying the withholding tax rates on dividend payments to the nonresident institutions and the individuals, the withholding tax rates covered in the related Double Tax Treaty Agreements are taken into account. Appropriation of the retained earnings to capital is not considered as profit distribution and therefore is not subject to withholding tax.

The prepaid taxes are calculated and paid at the rates valid for the earnings of the related years. The prepayments can be deducted from the annual corporate tax calculated for the whole year earnings.

In accordance with the tax legislation, tax losses can be carried forward to offset against future taxable income for up to five years. Tax losses cannot be carried back to offset profits from previous periods.

In Turkey, there is no procedure for a final and definite agreement on tax assessments. Companies file their tax returns with their tax offices by the end of 25th of the fourth month following the close of the accounting period to which they relate. Tax returns are open for five years from the beginning of the year that follows the date of filing during which time the tax authorities have the right to audit tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings.

Effective from 1 January 2006, the article 2 of the Law no.5479 published in the Official Gazette dated 8 April 2006 with no.26133 and the article 19 of the Income Tax Law that used to regulate the investment incentives are abolished. However, the provisional article 69 added to the Income Tax Law through this law regulates the transition period in application of investment incentives.

3.18.2 Deferred taxes

According to the Turkish Accounting Standard 12 (TAS 12) "Income Taxes"; deferred tax assets and liabilities are recognized, using the balance sheet method, on all taxable temporary differences arising between the carrying values of assets and liabilities in the financial statements and their corresponding balances considered in the calculation of the tax base, except for the differences not deductible for tax purposes and initial recognition of assets and liabilities which affect neither accounting nor taxable profit.

If transactions and events are recorded in the income statement, then the related tax effects are also recognized in the income statement. However, if transactions and events are recorded directly in the shareholders' equity, the related tax effects are also recognized directly in the shareholders' equity.

The deferred tax assets and liabilities are reported as net in the financial statements.

3.19 Funds borrowed

The Bank generates funds from domestic and foreign sources when this is necessary. The funds borrowed from foreign sources are mainly in the form of syndications and securitizations. The funds borrowed received are recorded at their purchase costs and discounted by using the internal rate of return.

There are no convertible bonds or any other securities issued.

3.20 Shares and share issuances

None.

3.21 Confirmed bills of exchange and acceptances

Confirmed bills of exchange and acceptances are realized simultaneously with the customer payments and recorded in off-balance sheet accounts as possible debt and commitment, if any.

3.22 Government incentives

As of 30 September 2008, the Bank does not have any government incentives or aids.

3.23 Segment reporting

The Bank operates in corporate, commercial, small business, retail and investment banking. Accordingly, the banking products served to customers are; custody services, time and demand deposits, accumulating deposit accounts, repos, overdraft facilities, spot loans, foreign currency indexed loans, consumer loans, automobile and housing loans, working capital loans, discounted bills, gold loans, foreign currency loans, eximbank loans, pre-export loans, ECA covered financing, letters of guarantee, letters of credit, export factoring, acceptance credits, draft facilities, forfaiting, leasing, insurance, forward, futures, salary payments, investment account (ELMA), cheques, safety boxes, bill payments, tax collections, payment orders. GarantiCard, BonusCard, Shop&Miles, BusinessCard under the brand name of Visa and Mastercard, and also American Express credit cards and Maestro ve Electron Garanti24 cards are available.

The Bank provides service packages to its corporate, commercial and retail customers including deposit, loans, foreign trade transactions, investment products, cash management, leasing, factoring, insurance, credit cards, and other banking products. A customer-oriented branch network has been built in order to serve customers' needs effectively and efficiently. The Bank also utilizes alternative delivery channels intensively.

The Bank provides corporate banking products to international and national holdings in Turkey by coordinating regional offices, suppliers and intermediaries, utilizing cross-selling techniques. Mainly, it provides services through its commercial and mixed type of branches to export-revenue earning sectors like tourism and textile and exporters of Turkey's traditional agricultural products.

Additionally, the Bank provides "small business" banking service to enterprises in retail and service sectors. Products include overdraft accounts, POS machines, credit cards, cheque books, YTL and foreign currency deposits, investment accounts, internet banking and call-center, debit card and bill payment.

(Thousands of New Turkish Lira (YTL))

Retail banking customers form a wide-spread and sustainable deposit base for the Bank. Individual customers' needs are met by diversified consumer banking products through branches and alternative delivery channels.

Information on the business segments is as follows as of 30 September 2008:

Current Period	Retail Banking	Corporate Banking	Invesment Banking	Other	Total Operations
Total Operating Profit	1,147,876	1,571,557	852,058	344,235	3,915,726
Other	-	-	-	-	-
Total Operating Profit	**1,147,876**	**1,571,557**	**852,058**	**344,235**	**3,915,726**
Net Operating Profit	794,210	921,386	283,129	(340,235)	1,658,490
Income from Associates, Subsidiaries and Joint-Ventures	-	-	-	75,518	75,518
Net Operating Profit	**794,210**	**921,386**	**283,129**	**(264,717)**	**1,734,008**
Provision for Taxes	-	-	-	333,500	333,500
Net Profit	**794,210**	**921,386**	**283,129**	**(598,217)**	**1,400,508**
Segment Assets	16,580,622	29,913,613	29,228,728	2,566,601	78,289,564
Investments in Associates, Subsidiaries and Joint-Ventures	-	-	-	704,690	704,690
Undistributed Items	-	-	-	-	-
Total Assets	**16,580,622**	**29,913,613**	**29,228,728**	**3,271,291**	**78,994,254**
Segment Liabilities	28,907,973	19,987,011	20,003,100	1,343,119	70,241,203
Shareholders' Equity	-	-	-	8,753,051	8,753,051
Undistributed Items	-	-	-	-	-
Total Liabilities and Shareholders' Equity	**28,907,973**	**19,987,011**	**20,003,100**	**10,096,170**	**78,994,254**
Other Segment Items					
Capital Expenditure	-	-	-	184,314	184,314
Depreciation Expenses	-	-	-	124,415	124,415
Impairment Losses	-	-	442	318,943	319,385
Other Non-Cash Income/Expenses	48,777	74,459	35,090	(9,020)	149,306
Restructuring Costs	-	-	-	-	-

3.24 Other disclosures

Leasehold improvements amounting YTL 85,129 thousands as of 31 December 2007, are classified to "tangible assets" from "intangible assets".

Prepaid taxes amounting YTL 5,222 thousands as of 31 December 2007, in "other assets" are classified to "tax asset".

Commissions received for cash loans amounting YTL 67,878 thousands are classified to "interest income on loans" and commissions paid for funds borrowed amounting YTL 21,060 thousands are classified to "interest expense on funds borrowed" as of 30 September 2007.

Due to method change in valuation of derivative instruments, YTL 248,764 thousands is reclassified from "trading account gains/(losses)" to "foreign exchange gains/(losses)" as of 30 September 2007.

4 Financial position and results of operations

4.1 Capital adequacy ratio

The Bank's unconsolidated capital adequacy ratio is 16.30%.

4.1.1 Risk measurement methods in calculation of capital adequacy ratio

Capital adequacy ratio is calculated within the scope of the "Regulation regarding Measurement and Assessment of Capital Adequacy Ratios of Banks" published in Official Gazette no.26333 dated 1 November 2006.

In calculation of capital adequacy ratio, the accounting records prepared in compliance with the current legislation are used.

The items deducted from the capital base are not included in the calculation of risk weighted assets, non-cash loans and commitments. In calculation of risk weighted assets, impairments, depreciation and amortisation, and provisions are considered as deduction items.

In the calculation of their risk-based values, non-cash loans are weighted after netting with specific provisions that are classified under liabilities and calculated based on the "Regulation on Identification of and Provision against Non-Performing Loans and Other Receivables". The net amounts are then multiplied by the rates stated in the Article 5 of "Regulation regarding Measurement and Assessment of Capital Adequacy Ratios of Banks".

In the calculation of the risk based values of the derivative financial instruments, such instruments are weighted and classified according to the related risk groups after being multiplied by the rates stated in the Article 5 of "Regulation regarding Measurement and Assessment of Capital Adequacy Ratios of Banks".

The credit derivative contracts are included in the calculation of the value at credit risk and of the capital requirement for general market risk and specific risk in accordance with the principles in "Regulation on Taking Credit Derivatives into Consideration for Calculation of Capital Adequacy Ratio according to the Standard Method".

(Thousands of New Turkish Lira (YTL))

4.1.2 Capital adequacy ratio

	Risk Weightings						
	0%	**10%**	**20%**	**50%**	**100%**	**150%**	**200%**
Value at Credit Risk							
Balance Sheet Items (Net)	**15,917,856**	-	**2,806,641**	**11,405,529**	**34,197,500**	**677,626**	**5,835**
Cash on Hand	677,919	-	3,880	-	-	-	-
Securities in Redemption	-	-	-	-	-	-	-
Balances with the Central Bank of Turkey	2,051,575	-	-	-	-	-	-
Domestic and Foreign Banks, Foreign Headoffices and Branches	620,000	-	2,188,221	-	981,441	-	-
Interbank Money Market Placements	5,000	-	-	-	-	-	-
Receivables from Reverse Repurchase Agreements	294,210	-	-	-	-	-	-
Reserve Deposits	2,167,520	-	-	-	-	-	-
Loans	2,708,789	-	420,986	11,295,298	30,211,909	677,626	5,835
Loans under Follow-Up (Net)	-	-	-	-	446,012	-	-
Lease Receivables	-	-	-	-	-	-	-
Financial Assets Available-for-Sale	-	-	-	-	-	-	-
Investments Held-to-Maturity	7,104,956	-	-	-	-	-	-
Receivables from Term Sale of Assets	-	-	-	-	33,724	-	-
Miscellaneous Receivables	84,244	-	-	-	95,551	-	-
Accrued Interest and Income	132,377	-	42,050	110,231	632,274	-	-
Investments in Associates, Subsidiaries and Joint-Ventures (Net)	-	-	-	-	692,960	-	-
Tangible Assets (Net)	-	-	-	-	1,037,443	-	-
Other Assets	71,266	-	151,504	-	66,186	-	-
Off-Balance Sheet Items	**1,597,814**	-	**1,174,278**	**666,632**	**8,078,616**	-	-
Non-Cash Loans and Commitments	1,597,814	-	870,821	666,632	8,038,697	-	-
Derivative Financial Instruments	-	-	303,457	-	39,919	-	-
Non-Risk-Weighted Accounts	-	-	-	-	-	-	-
Total Risk-Weighted Assets	**17,515,670**	-	**3,980,919**	**12,072,161**	**42,276,116**	**677,626**	**5,835**

4.1.3 Summary information related to capital adequacy ratio

	Current Period	**Prior Period**
Value at Credit Risk	50,136,489	41,927,303
Value at Market Risk	1,904,838	579,538
Value at Operational Risk	5,766,996	4,520,072
Shareholders' Equity	9,423,316	7,206,570
Shareholders' Equity/ (VaCR+VaMR+VaOR)*100 (*)	16.30%	15.32%

(*) VaCR: Value at Credit Risk
VaMR: Value at Market Risk
VaOR: Value at Operational Risk

(Thousands of New Turkish Lira (YTL))

4.1.4 Components of shareholders' equity items

	Current Period	Prior Period
CORE CAPITAL		
Paid-in Capital	4,200,000	2,100,000
Nominal Capital	4,200,000	2,100,000
Capital Commitments (-)	-	-
Capital Reserves from Inflation Adjustments to Paid-in Capital	772,554	772,554
Share Premium	11,880	-
Share Cancellation Profits	-	-
Legal Reserves	272,138	156,211
I. Legal Reserve (Turkish Commercial Code 466/1)	253,348	137,421
II. Legal Reserve (Turkish Commercial Code 466/2)	18,790	18,790
Reserves Allocated as per Special Legislations	-	-
Status Reserves	-	-
Extraordinary Reserves	1,470,724	1,275,689
Reserve allocated as per the Decision held by the General Assembly	1,470,724	1,275,689
Retained Earnings	-	-
Accumulated Losses	-	-
Exchange Rate Differences on Foreign Currency Capital	-	-
Reserves from Inflation Adjustments to Legal, Status and Extraordinary Reserves	-	-
Profit	1,400,508	2,315,616
Current Period Profit	1,400,508	2,315,616
Prior Periods Profit	-	-
Provision for Possible Losses (upto 25% of Core Capital)	22,000	32,000
Income on Sale of Equity Shares and Real Estates to be used up for Capital Increase	594,943	27,717
Primary Subordinated Debt (upto 15% of Core Capital)	-	-
Loss Excess of Reserves (-)	-	-
Current Period Loss	-	-
Prior Periods Loss	-	-
Leasehold Improvements (-)	-	85,128
Prepaid Expenses (-)	267,194	231,262
Intangible Assets (-)	14,574	11,886
Deferred Tax Asset excess of 10% of Core Capital (-)	-	-
Limit excesses as per the 3rd Paragraph of the Article 56 of the Banking Law (-)	-	-
Total Core Capital	**8,744,747**	**6,679,787**

(Thousands of New Turkish Lira (YTL))

SUPPLEMENTARY CAPITAL		
General Provisions	396,588	280,660
45% of Revaluation Surplus on Movables	-	-
45% of Revaluation Surplus on Immovables	966	966
Bonus shares of Associates, Subsidiaries and Joint-Ventures	2,453	2,453
Primary Subordinated Debt excluding the Portion included in Core Capital	-	-
Secondary Subordinated Debt	620,000	580,000
45% of Securities Value Increase Fund (*)	10,670	85,510
Associates and Subsidiaries	27,890	(5,312)
Investment Securities Available for Sale	(17,220)	90,822
Other Reserves	4,243	(1,715)
Total Supplementary Capital	**1,034,920**	**947,874**
TIER III CAPITAL	-	-
CAPITAL	9,779,667	7,627,661
DEDUCTIONS FROM CAPITAL	356,352	421,091
Unconsolidated investments in Entities (domestic/foreign) operating in Banking and Financial Sectors at 10% or more	11,730	11,730
Investments in Entities (domestic/foreign) operating in Banking and Financial Sectors at less than 10% exceeding 10% or more of the Total Core and Supplementary Capitals	-	-
Loans to Banks, Financial Institutions (domestic/foreign) or Qualified Shareholders in the form of Secondary Subordinated Debts and Debt Instruments purchased from Such Parties qualified as Primary or Secondary Subordinated Debts	-	-
Loan granted to Customer against the Articles 50 and 51 of the Banking Law	-	-
Net Book Values of Immovables exceeding 50% of the Capital and of Assets Acquired against Overdue Receivables and Held for Sale as per the Article 57 of the Banking Law but Retained more than Five Years	62,854	81,085
Others	-	-
TOTAL SHAREHOLDERS' EQUITY	9,423,316	7,206,570

(*) In cases where the Securities Value Increase Fund gives a positive result then only 45% of the amount is considered in the calculation, whereas if it is negative then the whole amount is considered in the calculation.

4.2 Credit risk

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

4.3 Market risk

The Bank that had already started working on risk management area before the regulations on Bank's Internal Control and Risk Management Systems and Measurement and Assessment of Capital Adequacy Ratios of Banks issued by the BRSA in February 2001, restructured its internal systems in accordance with the related regulations under the responsibility of the board of directors and currently works accordingly.

In order to comply with the regulations, the Bank revisited its activities related with market risk management in accordance with "Regulation on Bank's Internal Control and Risk Management Systems" and "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" published in Official Gazette no. 26333 dated 1 November 2006.

(Thousands of New Turkish Lira (YTL))

The risk policies defined for the Bank's market risk exposure and the applications are approved and reviewed regularly by the board of directors.

The top management is responsible for applying risk policies, principles and application procedures approved by the board of directors, ensuring timely and reliable reporting to the board of directors about the important risks identified, assessing internal control, internal audit and risk reports prepared for departments and either eliminating risks, deficiencies or defects identified in these departments or taking the necessary precautions to prevent those and partipating in determination of risk limits.

The board of directors follows up the effectiveness of risk management systems through audit committee, related other committees and top management, and take decisions in the light of various risk reports and the assessments made by audit committee. The board of directors is responsible of healty performance of internal systems.

Market risks arising from trading transactions are measured by internal risk measurement model using value at risk (VaR) methodology. In the VaR calculations, trading and available-for-sale portfolios are taken into account. VaR is calculated by three different methods, namely historical simulation, monte carlo simulation and parametric method. The Bank takes the parametric VaR results as the basis for the internal management of market risk and determination of limits. The calculations made according to other two methods are used for comparison and monitoring purposes. In the VaR calculation, one year historical market data set is used, and 99% confidence interval and one-day retention period (10 days for legal capital adequacy calculation) are taken into account. In order to test the reliability of the VaR model, back tests are performed. Stress tests and scenario analysis are also applied in order to reflect the effects of prospective severe market fluctuations in the VaR calculations.

In the quantification of market risk arising from maturity mismatches of assets and liabilities, duration and variance analysis are also used. In duration analysis, the present values of interest sensitive asset and liability items are calculated based on their cash flows and yield curves developped from market interest rates. The results are supported by the sensitivity and scenario analysis performed periodically due to the prospective fluctuations in markets.

The capital requirement for general market risk and specific risks is calculated using the standard method defined by the "Regulation on Measurement and Assessment of Capital Adequacy Ratios of Banks" and reported monthly.

4.3.1 Value at market risk

	Amount
(I) Capital Obligation against General Market Risk - Standard Method	93,719
(II) Capital Obligation against Specific Risks - Standard Method	29,653
(III) Capital Obligation against Currency Risk - Standard Method	11,749
(IV) Capital Obligation against Stocks Risks - Standard Method	-
(V) Capital Obligation against Exchange Risks - Standard Method	-
(VI) Capital Obligation against Market Risks of Options - Standard Method	17,266
(VII) Capital Obligation against Market Risks of Banks applying Risk Measurement	-
(VIII) Total Capital Obligation against Market Risk (I+II+III+IV+V+VI)	**152,387**
(IX) Value-At-Market Risk ((12.5*VIII) or (12.5*VII))	**1,904,838**

(Thousands of New Turkish Lira (YTL))

4.3.2 Monthly average values at market risk

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

4.4 Operational risk

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

4.5 Currency risk

Foreign currency position limit is set in compliance with the legal standard ratio of net foreign currency position. As of 30 September 2008, the Bank's net 'on balance sheet' foreign currency short position amounts to YTL 874,001 thousands (31 December 2007: YTL 1,099,543 thousands), net 'off-balance sheet' foreign currency long position amounts to YTL 651,686 thousands (31 December 2007: YTL 983,320 thousands), while net foreign currency short position amounts to YTL 222,315 thousands (31 December 2007: YTL 116,223 thousands), a net foreign currency short position.

The Bank's foreign currency position risk is measured by "standard method" and "value-at-risk (VaR) model". Measurements by standard method are carried out weekly, whereas measurements by "VaR" are done daily.

The Bank's effective exchange rates at the date of balance sheet and for the last five working days of the period announced by the Bank in YTL are as follows:

	USD	EUR	Yen (100)	GBP
Foreign currency purchase rates at balance sheet date	1.2400	1.7948	1.1887	2.2504
Rates for the days before balance sheet date;				
Day 1	1.2300	1.7623	1.1574	2.2149
Day 2	1.2100	1.7666	1.1414	2.2292
Day 3	1.2100	1.7673	1.1402	2.2300
Day 4	1.2100	1.7759	1.1377	2.2353
Day 5	1.2150	1.7822	1.1462	2.2507
Last 30-days arithmetical average rates	1.2189	1.7518	1.1431	2.1966

(Thousands of New Turkish Lira (YTL))

Currency risk:

	Euro	USD	Yen	Other FCs	Total
Current Period					
Assets					
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	1,435,783	2,248,104	270	44,085	3,728,242
Banks	650,325	1,597,473	40,194	131,028	2,419,020
Financial Assets at Fair Value through Profit/Loss	10,854	32,351	-	20	43,225
Interbank Money Market Placements	-	-	-	-	-
Financial Assets Available-for-Sale	200,862	1,947,511	-	-	2,148,373
Loans (*)	6,738,382	13,216,401	28,431	455,209	20,438,423
Investments in Associates, Subsidiaries and Joint-Ventures	399,027	60,764	-	-	459,791
Investments Held-to-Maturity	4,679	1,319,029	-	1	1,323,709
Derivative Financial Assets Held for Risk Management	54	2,096	-	-	2,150
Tangible Assets	-	722	-	-	722
Intangible Assets	-	-	-	-	-
Other Assets	13,069	39,363	1	1,130	53,563
Total Assets	**9,453,035**	**20,463,814**	**68,896**	**631,473**	**30,617,218**
Liabilities					
Bank Deposits	156,434	489,899	22	41,073	687,428
Foreign Currency Deposits	9,365,950	11,685,333	57,190	407,666	21,516,139
Interbank Money Market Takings	-	539,160	-	-	539,160
Other Fundings	1,992,456	6,337,757	948	-	8,331,161
Securities Issued	-	-	-	-	-
Miscellaneous Payables	8,150	4,486	-	5,554	18,190
Derivative Financial Liabilities Held for Risk Management	4,036	151	-	-	4,187
Other Liabilities (**)	100,794	168,103	191	125,866	394,954
Total Liabilities	**11,627,820**	**19,224,889**	**58,351**	**580,159**	**31,491,219**
Net 'On Balance Sheet' Position	**(2,174,785)**	**1,238,925**	**10,545**	**51,314**	**(874,001)**
Net 'Off-Balance Sheet' Position	**1,949,005**	**(1,242,096)**	**(10,523)**	**(44,700)**	**651,686**
Derivative Assets	3,388,355	5,315,142	3,474	447,849	**9,154,820**
Derivative Liabilities	1,439,350	6,557,238	13,997	492,549	**8,503,134**
Non-Cash Loans	-	-	-	-	-
Prior Period					
Total Assets	**10,231,019**	**16,278,547**	**27,217**	**413,608**	**26,950,391**
Total Liabilities	**9,100,595**	**18,341,518**	**63,301**	**544,520**	**28,049,934**
Net 'On Balance Sheet' Position	**1,130,424**	**(2,062,971)**	**(36,084)**	**(130,912)**	**(1,099,543)**
Net 'Off-Balance Sheet' Position	**(1,086,320)**	**1,893,946**	**36,273**	**139,421**	**983,320**
Derivative Assets	667,582	4,871,412	165,317	549,626	6,253,937
Derivative Liabilities	1,753,902	2,977,466	129,044	410,205	5,270,617
Non-Cash Loans	-	-	-	-	-

(*) The foreign currency-indexed loans amounting YTL 2,227,497 thousands included under YTL loans in the accompanying balance sheet are presented above under the related foreign currency codes.

(**) Other liabilities also include gold deposits of YTL 122,229 thousands.

(Thousands of New Turkish Lira (YTL))

4.6 Interest rate risk

Interest sensitivity of assets, liabilities and off-balance sheet items is evaluated during the weekly Assets-Liabilities Committee meetings taking into account the developments in market conditions.

Bank's interest rate risk is measured by the standard method, value at risk (VaR) and asset- liability risk measurement models.

Measurements for standard method are carried out monthly using the maturity ladder table, while measurements for VaR calculations are done daily. Asset-liability risk measurement model is run monthly.

During the daily VaR calculations, the interest rate risks of the Bank's YTL and FC trading and investment securities available for sale and off-balance sheet position are measured. These are supported by scenario analysis and stress testing.

4.6.1 Interest rate mismatch for the Bank "Interest rate sensitivity of assets, liabilities and off balance sheet items based on repricing dates"

Current Period	Up to 1 Month	1-3 Months	3-12 Months	1-5 Years	5 Years and Over	Non-Interest Bearing	Total
Assets							
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	2,356,115	-	-	-	-	2,598,375	4,954,490
Banks	1,222,413	379,322	1,655,980	25,820	-	572,387	3,855,922
Financial Assets at Fair Value through Profit/Loss	82,299	56,189	95,225	34,318	15,125	-	283,156
Interbank Money Market Placements	299,558	-	-	-	-	-	299,558
Financial Assets Available-for-Sale	2,889,796	394,416	7,283,992	2,508,560	198,830	66,015	13,341,609
Loans	17,033,145	8,250,991	8,173,310	9,362,990	3,227,787	446,012	46,494,235
Investments Held-to-Maturity	-	51,830	2,820,453	3,227,229	1,061,463	-	7,160,975
Other Assets	15,180	5,810	297	4,032	23,486	2,555,504	2,604,309
Total Assets	**23,898,506**	**9,138,558**	**20,029,257**	**15,162,949**	**4,526,691**	**6,238,293**	**78,994,254**
Liabilities	623,089	77,531	50,944	-	-	731,942	1,483,506
Bank Deposits	33,888,386	2,267,798	1,557,043	58,983	-	8,793,959	46,566,169
Other Deposits	6,712,179	102,995	202,422	556,763	-	-	7,574,359
Interbank Money Market Takings	-	-	-	-	-	2,108,360	2,108,360
Miscellaneous Payables	-	-	-	-	-	-	-
Securities Issued	5,730,716	1,403,672	3,560,985	10,171	-	-	10,705,544
Other Fundings	19,367	16,378	82,541	26,808	76,456	10,334,766	10,556,316
Other Liabilities	**46,973,737**	**3,868,374**	**5,453,935**	**652,725**	**76,456**	**21,969,027**	**78,994,254**
Total Liabilities							
On Balance Sheet Long Position	-	**5,270,184**	**14,575,322**	**14,510,224**	**4,450,235**	-	**38,805,965**
On Balance Sheet Short Position	**(23,075,231)**	-	-	-	-	**(15,730,734)**	**(38,805,965)**
Off-Balance Sheet Long Position	-	**6,872**	**3,678**	**830**	**591**	-	**11,971**
Off-Balance Sheet Short Position	-	**(15,777)**	**(43,132)**	**(831)**	**(476)**	-	**(60,216)**
Total Position	**(23,075,231)**	**5,261,279**	**14,535,868**	**14,510,223**	**4,450,350**	**(15,730,734)**	**(48,245)**

(Thousands of New Turkish Lira (YTL))

Average interest rates on monetary financial instruments:

Current Period	**Euro**	**USD**	**Yen**	**YTL**
	%	**%**	**%**	**%**
Assets				
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	1.88	0.75	-	12.56
Banks (*)	4.81	3.06	0.40	16.80
Financial Assets at Fair Value through Profit/Loss	6.00	6.56	-	16.30
Interbank Money Market Placements	-	-	-	18.25
Financial Assets Available-for-Sale	5.24	6.63	-	19.60
Loans	7.36	6.36	4.14	23.23
Investments Held-to-Maturity	9.25	8.14	-	18.53
Liabilities				
Bank Deposits	6.08	4.22	-	17.32
Other Deposits	3.92	3.14	0.42	15.63
Interbank Money Market Takings	-	3.31	-	16.45
Miscellaneous Payables	-	-	-	-
Securities Issued	-	-	-	-
Other Fundings	5.37	3.83	2.23	14.58

(*) The interest rates for USD and YTL placements at banks are 3.09% and 17.48%, respectively, when the placements with range accrual agreements are excluded.

(Thousands of New Turkish Lira (YTL))

4.6.2 Interest rate mismatch for the Bank "Interest rate sensitivity of assets, liabilities and off balance sheet items based on repricing dates"

Prior Period	Up to 1 Month	1-3 Months	3-12 Months	1-5 Years	5 Years and Over	Non-Interest Bearing	Total
Assets							
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	4,907,841	-	-	-	-	2,320,026	7,227,867
Banks	1,396,552	522,974	917,835	35,120	-	260,502	3,132,983
Financial Assets at Fair Value through Profit/Loss	21,557	29,887	31,836	21,566	40,794	-	145,640
Interbank Money Market Placements	-	-	-	-	-	-	-
Financial Assets Available-for-Sale	1,329,977	3,838,532	1,803,631	4,540,522	1,507,388	82,424	13,102,474
Loans	9,470,750	7,004,673	7,879,424	9,776,230	2,779,794	307,015	37,217,886
Investments Held-to-Maturity	662,039	2,471,920	168,692	641,114	-	-	3,943,765
Other Assets	48,306	277	4,089	5,409	25,818	2,723,968	2,807,867
Total Assets	**17,837,022**	**13,868,263**	**10,805,507**	**15,019,961**	**4,353,794**	**5,693,935**	**67,578,482**
Liabilities							
Bank Deposits	1,108,718	53,403	6,023	47,339	39,437	332,631	1,587,551
Other Deposits	25,475,339	3,723,160	1,216,706	52,238	-	7,043,108	37,510,551
Interbank Money Market Takings	6,942,341	278,547	384,561	571,442	-	-	8,176,891
Miscellaneous Payables	-	-	-	-	-	1,831,565	1,831,565
Securities Issued	-	-	-	-	-	-	-
Other Fundings	5,240,621	2,015,014	1,600,391	299,018	-	-	9,155,044
Other Liabilities	140,219	130,560	139,570	22,199	73,715	8,810,617	9,316,880
Total Liabilities	**38,907,238**	**6,200,684**	**3,347,251**	**992,236**	**113,152**	**18,017,921**	**67,578,482**
On Balance Sheet Long Position	-	7,667,579	7,458,256	14,027,725	4,240,642	-	33,394,202
On Balance Sheet Short Position	(21,070,216)	-	-	-	-	(12,323,986)	(33,394,202)
Off-Balance Sheet Long Position	2,596	82	731	-	-	-	3,409
Off-Balance Sheet Short Position	(72)	(20,686)	(3,777)	-	-	-	(24,535)
Total Position	(21,067,692)	7,646,975	7,455,210	14,027,725	4,240,642	(12,323,986)	(21,126)

(Thousands of New Turkish Lira (YTL))

Average interest rates on monetary financial instruments:

Prior Period	Euro	USD	Yen	YTL
	%	%	%	%
Assets				
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	1.80	-	-	11.81
Banks (*)	4.02	5.59	-	22.65
Financial Assets at Fair Value through Profit/Loss	6.49	7.98	-	18.94
Interbank Money Market Placements	-	-	-	-
Financial Assets Available-for-Sale	5.64	7.93	-	17.62
Loans	6.47	7.20	2.31	23.71
Investments Held-to-Maturity	9.11	9.47	-	20.09
Liabilities				
Bank Deposits	5.65	5.65	-	16.65
Other Deposits	2.90	3.92	0.48	14.73
Interbank Money Market Takings	-	5.20	-	15.44
Miscellaneous Payables	-	-	-	-
Securities Issued	-	-	-	-
Other Fundings	4.91	5.72	1.85	13.66

(*) The interest rates for USD and YTL placements at banks are 4.97% and 15.96%, respectively, when the placements with range accrual agreements are excluded.

4.7 Liquidity risk

In order to avoid the liqudity risk, the Bank diverts funding resources as customer deposits and foreign borrowings, considers the maturity mismatch between assets and liabilities and maintains liquid assets to guarantee sufficient liquidity during market fluctuations.

While the Bank's short term liquidity need is met mainly with deposits, its long term liquidity is provided through foreign funding sources such as syndication and securitisation transactions. There are no significant idle liquidity resources.

As per the BRSA Communiqué published on the Official Gazette no.26333 dated 1 November 2006 and became effective starting from 1 June 2007, "Measurement and Assessment of the Adequacy of Banks' Liquidity", the weekly and monthly liquidity ratios on a bank-only basis for foreign currency assets/liabilities and total assets/liabilities should be minimum 80% and 100%, respectively. The liquidity ratios in the first nine months of 2008 and the year of 2007 are as follows:

Current Period	First Maturity Bracket (Weekly)		Second Maturity Bracket (Monthly)	
	FC	FC + YTL	FC	FC + YTL
Average (%)	161.69	152.79	110.11	109.44
Maximum (%)	190.52	179.94	126.94	119.49
Minimum (%)	137.44	126.82	95.14	100.70

Prior Period	First Maturity Bracket (Weekly)		Second Maturity Bracket (Monthly)	
	FC	FC + YTL	FC	FC + YTL
Average (%)	205.49	188.04	127.36	123.78
Maximum (%)	251.92	212.33	147.16	130.54
Minimum (%)	158.32	148.21	112.59	116.03

(Thousands of New Turkish Lira (YTL))

Maturity analysis of assets and liabilities according to remaining maturities:

	Demand	Up to 1 Month	1-3 Months	3-12 Months	1-5 Years	5 Years and Over	Undistributed (*)	Total
Current Period								
Assets								
Cash (Cash on Hand, Money in Transit, Purchased Cheques) and Balances with the Central Bank of Turkey	2,598,375	2,356,115	-	-	-	-	-	4,954,490
Banks	572,387	1,125,820	67,414	117,921	1,343,735	628,645	-	3,855,922
Financial Assets at Fair Value through Profit/Loss	-	82,226	56,189	92,242	37,240	15,259	-	283,156
Interbank Money Market Placements	-	299,558	-	-	-	-	-	299,558
Financial Assets Available-for-Sale	66,016	62,960	70,901	2,288,689	9,218,692	1,634,351	-	13,341,609
Loans	92,879	10,873,836	5,107,825	7,050,537	13,491,908	9,431,238	446,012	46,494,235
Investments Held-to-Maturity	-	-	51,830	126,226	5,921,456	1,061,463	-	7,160,975
Other Assets	151,505	261,160	5,810	297	4,032	23,486	2,158,019	2,604,309
Total Assets	**3,481,162**	**15,061,675**	**5,359,969**	**9,675,912**	**30,017,063**	**12,794,442**	**2,604,031**	**78,994,254**
Liabilities								
Bank Deposits	731,931	623,100	23,496	13,078	50,437	41,464	-	1,483,506
Other Deposits	8,793,959	33,873,249	2,229,849	1,472,575	98,462	98,075	-	46,566,169
Other Fundings	-	559,624	1,169,814	2,277,615	2,442,214	4,256,277	-	10,705,544
Interbank Money Market Takings	-	6,712,179	102,995	202,422	556,763	-	-	7,574,359
Securities Issued	-	-	-	-	-	-	-	-
Miscellaneous Payables	159,680	1,948,680	-	-	-	-	-	2,108,360
Other Liabilities (**)	25,463	172,633	96,389	82,541	26,808	76,456	10,076,026	10,556,316
Total Liabilities	**9,711,033**	**43,889,465**	**3,622,543**	**4,048,231**	**3,174,684**	**4,472,272**	**10,076,026**	**78,994,254**
Liquidity Gap	**(6,229,871)**	**(28,827,790)**	**1,737,426**	**5,627,681**	**26,842,379**	**8,322,170**	**(7,471,995)**	**-**
Prior Period								
Total Assets	**3,326,073**	**14,406,520**	**4,925,991**	**8,466,366**	**24,227,672**	**9,893,815**	**2,332,045**	**67,578,482**
Total Liabilities	**8,410,696**	**35,546,329**	**4,365,228**	**4,817,482**	**2,039,978**	**4,662,149**	**7,736,620**	**67,578,482**
Liquidity Gap	**(5,084,623)**	**(21,139,809)**	**560,763**	**3,648,884**	**22,187,694**	**5,231,666**	**(5,404,575)**	**-**

(*) Certain assets on the balance sheet that are necessary for the banking operations but not convertable into cash in short period such as tangible assets, investments in associates and subsidiaries, stationary supplies, prepaid expenses and loans under follow-up, are included in this column.

(**) Shareholders' equity is included in "other liabilities" line under "undistributed" column.

4.8 Fair values of financial assets and liabilities

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

4.9 Transactions carried out on behalf of customers, items held in trust

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

(Thousands of New Turkish Lira (YTL))

5 Disclosures and Footnotes on Unconsolidated Financial Statements

5.1 Assets

5.1.1 Cash and balances with Central Bank

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Cash in YTL/Foreign Currency	497,444	134,730	244,772	200,258
Central Bank of Turkey	720,954	3,551,737	2,939,012	3,770,506
Others	7,850	41,775	3,180	70,139
Total	**1,226,248**	**3,728,242**	**3,186,964**	**4,040,903**

Balances with the Central Bank of Turkey:

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Unrestricted Demand Deposits	585,954	1,377,582	2,939,012	1,798,900
Unrestricted Time Deposits	135,000	-	-	-
Restricted Time Deposits	-	2,174,155	-	1,971,606
Total	**720,954**	**3,551,737**	**2,939,012**	**3,770,506**

The banks operating in Turkey keep reserve deposits for Turkish currency and foreign currency liabilities in YTL and USD or EUR at the rates of 6% and 11%, respectively as per the Communiqué no.2005/1 "Reserve Deposits" of the Central Bank of Turkey. Interest rates applied for reserve requirements by the Central Bank of Turkey are 12.56% for YTL deposits and 0.75% and 1.875% for foreign currency deposits in USD and EUR, respectively.

5.1.2 Information on financial assets at fair value through profit/loss

5.1.2.1 Financial assets at fair value through profit/loss subject to repurchase agreements and provided as collateral/blocked

None.

5.1.2.2 Positive differences on derivative financial assets held for trading

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Forward Transactions	18,896	5,480	8,479	5,837
Swap Transactions	100,095	34,928	12,741	1,923
Futures	-	-	-	-
Options	28,721	11,290	18,931	1,474
Other	-	-	-	-
Total	**147,712**	**51,698**	**40,151**	**9,234**

5.1.3 Banks

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Banks				
Domestic banks	109,480	334,698	13,317	381,322
Foreign banks	1,327,422	2,084,322	791,548	1,946,796
Foreign headoffices and branches	-	-	-	-
Total	**1,436,902**	**2,419,020**	**804,865**	**2,328,118**

The placements at foreign banks include blocked accounts amounting YTL 1,288,590 thousands of which YTL 161,353 thousands, YTL 107,919 thousands and YTL 16,118 thousands are kept at the central banks of Luxembourg, Malta and NCTR, respectively as reserve deposits, and YTL 1,003,200 thousands as collateral against funds borrowed.

Due from foreign banks:

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.1.4 Financial assets available-for-sale

5.1.4.1 Financial assets subject to repurchase agreements and provided as collateral/blocked

The collateralized financial assets available-for-sale in YTL consist of government bonds. The carrying values of such securities with total face value of YTL 1,839,170 thousands (31 December 2007: YTL 671,758 thousands) is YTL 1,879,827 thousands (31 December 2007: YTL 673,136 thousands). The related accrued interests and impairment losses amount to YTL 51,296 thousands (31 December 2007: YTL 54,535 thousands) and YTL 4,050 thousands (31 December 2007: YTL 50 thousands). The collateralized financial assets available-for-sale in foreign currencies consist of eurobonds and other foreign currency government securities. The carrying values of such securities with total face value of USD 256,150,000 (31 December 2007: USD 407,350,000) is USD 255,837,392 (31 December 2007: USD 404,473,448). The related accrued interests and impairment losses amount to USD 5,570,278 (31 December 2007: USD 16,445,220) and USD 339,967 (31 December 2007: USD 34,938).

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Collateralised/Blocked Assets	1,927,073	323,724	727,621	488,225
Assets subject to Repurchase Agreements	4,490,106	109,154	5,867,904	527,840
Total	**6,417,179**	**432,878**	**6,595,525**	**1,016,065**

(Thousands of New Turkish Lira (YTL))

5.1.4.2 Details of financial assets available-for-sale

	Current Period	Prior Period
Debt Securities	**12,607,968**	**12,172,484**
Quoted at Stock Exchange	11,008,845	11,011,197
Unquoted at Stock Exchange	1,599,123	1,161,287
Common Shares	**31,899**	**31,497**
Quoted at Stock Exchange	13,037	12,743
Unquoted at Stock Exchange	18,862	18,754
Value Increases/Impairment Losses (-)	**701,742**	**898,493**
Total	**13,341,609**	**13,102,474**

As of 30 September 2008, the Bank's "financial assets available-for-sale" portfolio includes private sector bonds with "credit linked notes" at a total face value of USD 925,000,000 (31 December 2007: USD 875,000,000) and a total carrying value of YTL 1,157,971 thousands (31 December 2007: YTL 1,039,423 thousands).

5.1.5 Loans

5.1.5.1 Loans and advances to shareholders and employees of the Bank

	Current Period		Prior Period	
	Cash Loans	Non-Cash Loans	Cash Loans	Non-Cash Loans
Direct Lendings to Shareholders	**8**	**1,664**	**1**	**1,090**
Corporates	8	1,664	1	1,090
Individuals	-	-	-	-
Indirect Lendings to Shareholders	**102,767**	**158,223**	**61,738**	**168,482**
Loans to Employees	**51,821**	**-**	**50,014**	**-**
Total	**154,596**	**159,887**	**111,753**	**169,572**

5.1.5.2 Loans and other receivables classified in groups I and II and restructured or rescheduled

Cash Loans	Performing Loans and Other Receivables (Group I)		Loans and Other Receivables under Follow-Up (Group II)	
	Loans and Other Receivables	Restructured or Rescheduled Loans and Other Receivables	Loans and Other Receivables	Restructured or Rescheduled Loans and Other Receivables
Loans	**44,773,833**	**-**	**1,231,161**	**43,229**
Discounted Bills	135,685	-	122	-
Export Loans	2,887,006	-	784	4,561
Import Loans	20,242	-	-	-
Loans to Financial Sector	934,428	-	-	-
Foreign Loans	1,110,635	-	-	-
Consumer Loans	9,017,172	-	536,452	-
Credit Cards	6,485,776	-	562,132	-
Precious Metal Loans	208,077	-	-	-
Other	23,974,812	-	131,671	38,668
Specialization Loans	**-**	**-**	**-**	**-**
Other Receivables	**-**	**-**	**-**	**-**
Total	**44,773,833**	**-**	**1,231,161**	**43,229**

(Thousands of New Turkish Lira (YTL))

Collaterals received for loans under follow-up:

	Corporate/ Commercial Loans	Consumer Loans	Credit Cards	Total
Loans Collateralized by Cash	3,191	4,797	-	7,988
Loans Collateralized by Mortgages	63,067	233,793	-	296,860
Loans Collateralized by Pledged Assets	47,988	89,532	-	137,520
Loans Collateralized by Cheques and Notes	15,469	140,762	-	156,231
Loans Collateralized by Other Collaterals	14,864	16,232	-	31,096
Unsecured Loans	31,227	51,336	562,132	644,695
Total	**175,806**	**536,452**	**562,132**	**1,274,390**

Delinquency periods of loans under follow-up:

	Commercial Loans	Consumer Loans	Credit Cards	Total
Upto 30 days	63,497	309,760	387,956	761,213
30-60 days	45,585	157,456	124,334	327,375
60-90 days	23,495	69,236	49,842	142,573
Total	**132,577**	**536,452**	**562,132**	**1,231,161**

5.1.5.3 Maturity analysis of cash loans

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

(Thousands of New Turkish Lira (YTL))

5.1.5.4 Consumer loans, retail credit cards, personnel loans and personnel credit cards

	Short-Term	Medium and Long-Term	Total
Consumer Loans – YTL	**422,260**	**7,818,564**	**8,240,824**
Housing Loans	18,023	4,347,100	4,365,123
Automobile Loans	20,832	869,862	890,694
General Purpose Loans	383,405	2,601,602	2,985,007
Other	-	-	-
Consumer Loans – FC-indexed	**14,761**	**847,189**	**861,950**
Housing Loans	3,567	737,838	741,405
Automobile Loans	2,222	46,159	48,381
General Purpose Loans	8,972	63,192	72,164
Other	-	-	-
Consumer Loans – FC	**27**	**20,580**	**20,607**
Housing Loans	-	4,287	4,287
Automobile Loans	10	15,101	15,111
General Purpose Loans	17	1,192	1,209
Other	-	-	-
Retail Credit Cards – YTL	**6,756,686**	**42,208**	**6,798,894**
With Installment	3,036,770	42,194	3,078,964
Without Installment	3,719,916	14	3,719,930
Retail Credit Cards – FC	**17,957**	**3**	**17,960**
With Installment	4,191	3	4,194
Without Installment	13,766	-	13,766
Personnel Loans – YTL	**13,990**	**9,618**	**23,608**
Housing Loan	5	1,529	1,534
Automobile Loans	-	304	304
General Purpose Loans	13,985	7,785	21,770
Other	-	-	-
Personnel Loans - FC-indexed	-	**318**	**318**
Housing Loans	-	190	190
Automobile Loans	-	128	128
General Purpose Loans	-	-	-
Other	-	-	-
Personnel Loans – FC	**44**	**76**	**120**
Housing Loans	-	-	-
Automobile Loans	-	-	-
General Purpose Loans	44	76	120
Other	-	-	-
Personnel Credit Cards – YTL	**27,141**	**221**	**27,362**
With Installment	18,950	221	19,171
Without Installment	8,191	-	8,191
Personnel Credit Cards – FC	**413**	-	**413**
With Installment	82	-	82
Without Installment	331	-	331
Deposit Accounts– YTL (real persons)	**406,197**	-	**406,197**
Deposit Accounts– FC (real persons)	-	-	-
Total	**7,659,476**	**8,738,777**	**16,398,253**

(Thousands of New Turkish Lira (YTL))

5.1.5.5 Installment based commercial loans and corporate credit cards

	Short-Term	Medium and Long-Term	Total
Installment-based Commercial Loans – YTL	**471,960**	**3,015,506**	**3,487,466**
Real Estate Loans	12,223	394,156	406,379
Automobile Loans	66,332	1,144,845	1,211,177
General Purpose Loans	393,405	1,476,505	1,869,910
Other	-	-	-
Installment-based Commercial Loans - FC-indexed	**87,007**	**501,475**	**588,482**
Real Estate Loans	656	55,813	56,469
Automobile Loans	6,794	200,608	207,402
General Purpose Loans	79,557	245,054	324,611
Other	-	-	-
Installment-based Commerical Loans – FC	**44**	**10,368**	**10,412**
Real Estate Loans	-	127	127
Automobile Loans	9	3,152	3,161
General Purpose Loans	35	7,089	7,124
Other	-	-	-
Corporate Credit Cards – YTL	**198,032**	**165**	**198,197**
With Installment	63,829	165	63,994
Without Installment	134,203	-	134,203
Corporate Credit Cards – FC	**5,082**	-	**5,082**
With Installment	2	-	2
Without Installment	5,080	-	5,080
Deposit Accounts– YTL (corporate)	**485,734**	-	**485,734**
Deposit Accounts– FC (corporate)	-	-	-
Total	**1,247,859**	**3,527,514**	**4,775,373**

5.1.5.6 Allocation of loan by customers

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.1.5.7 Allocation of domestic and foreign loans

	Current Period	Prior Period
Domestic Loans	44,937,588	35,738,668
Foreign Loans	1,110,635	1,172,203
Total	**46,048,223**	**36,910,871**

5.1.5.8 Loans to associates and subsidiaries

	Current Period	Prior Period
Direct Lending	483,938	388,214
Indirect Lending	-	-
Total	**483,938**	**388,214**

(Thousands of New Turkish Lira (YTL))

5.1.5.9 Specific provisions for loans

Specific Provisions	**Current Period**	**Prior Period**
Substandard Loans and Receivables - Limited Collectibility	28,648	23,734
Doubtful Loans and Receivables	111,611	90,827
Uncollectible Loans and Receivables	467,590	424,962
Total	**607,849**	**539,523**

5.1.5.10 Non-performing loans and other receivables (NPLs) (Net)

Non-performing loans and other receivables restructured or rescheduled (gross amounts before specific provisions):

	Group III	**Group IV**	**Group V**
	Substandard Loans and Receivables	**Doubtful Loans and Receivables**	**Uncollectible Loans and Receivables**
Current Period			
(Gross Amounts before Specific Provisions)			
Restructured Loans and Receivables	-	-	54,294
Rescheduled Loans and Receivables	-	-	-
Prior Period			
(Gross Amounts before Specific Provisions)			
Restructured Loans and Receivables	-	-	54,424
Rescheduled Loans and Receivables	-	-	-

Movements in non-performing loans and other receivables:

	Group III	**Group IV**	**Group V**
	Substandard Loans and Receivables	**Doubtful Loans and Receivables**	**Uncollectible Loans and Receivables**
Balances at Beginning of Period	**148,942**	**200,640**	**496,956**
Additions during the Period (+)	569,030	39,563	17,943
Transfer from Other NPL Categories (+)	-	418,322	277,677
Transfer to Other NPL Categories (-)	418,322	277,677	-
Collections during the Period (-)	123,546	107,254	88,609
Write-offs (-)	2	20	99,782
Corporate and Commercial Loans	2	-	2,338
Retail Loans	-	3	1,866
Credit Cards	-	17	95,578
Others	-	-	-
Balances at End of Period	**176,102**	**273,574**	**604,185**
Specific Provisions (-)	28,648	111,611	467,590
Net Balance on Balance Sheet	**147,454**	**161,963**	**136,595**

(Thousands of New Turkish Lira (YTL))

Movements in specific loan provisions:

	Corporate/ Commercial Loans	Consumer Loans	Credit Cards	Total
Balances at End of Prior Period	**172,387**	**105,471**	**261,665**	**539,523**
Additions during the Period (+)	41,620	98,188	187,010	326,818
Restructured/Rescheduled Loans (-)	-	-	-	-
Collections during the Period (-)	24,616	47,925	86,379	158,920
Write-offs (-)	3,986	-	95,586	99,572
Balances at End of Period	**185,405**	**155,734**	**266,710**	**607,849**

Non-performing loans and other receivables in foreign currencies:

	Group III	Group IV	Group V
	Substandard Loans and Receivables	Doubtful Loans and Receivables	Uncollectible Loans and Receivables
Current Period			
Balance at End of Period	**636**	**8,197**	**91,599**
Specific Provisions (-)	31	1,217	63,572
Net Balance at Balance Sheet	**605**	**6,980**	**28,027**
Prior Period			
Balance at End of Period	**3,103**	**2,892**	**89,895**
Specific Provisions (-)	142	298	66,784
Net Balance at Balance Sheet	**2,961**	**2,594**	**23,111**

Gross and net non-performing loans and receivable as per customer categories:

	Group III	Group IV	Group V
	Substandard Loans and Receivables	Doubtful Loans and Receivables	Uncollectible Loans and Receivables
Current Period (Net)	**147,454**	**161,963**	**136,595**
Loans to Individuals and Corporates (Gross)	176,102	273,574	592,189
Specific Provision (-)	28,648	111,611	455,594
Loans to Individuals and Corporates (Net)	147,454	161,963	136,595
Banks (Gross)	-	-	4,324
Specific Provision (-)	-	-	4,324
Banks (Net)	-	-	-
Other Loans and Receivables (Gross)	-	-	7,672
Specific Provision (-)	-	-	7,672
Other Loans and Receivables (Net)	-	-	-
Prior Period (Net)	**125,208**	**109,813**	**71,994**
Loans to Individuals and Corporates (Gross)	148,942	200,640	484,966
Specific Provision (-)	23,734	90,827	412,972
Loans to Individuals and Corporates (Net)	125,208	109,813	71,994
Banks (Gross)	-	-	4,322
Specific Provision (-)	-	-	4,322
Banks (Net)	-	-	-
Other Loans and Receivables (Gross)	-	-	7,668
Specific Provision (-)	-	-	7,668
Other Loans and Receivables (Net)	-	-	-

(Thousands of New Turkish Lira (YTL))

Collaterals received for non-performing loans:

	Corporate/ Commercial Loans	Consumer Loans	Credit Cards	Total
Loans Collateralized by Cash	288	181	-	469
Loans Collateralized by Mortgages	167,161	49,559	-	216,720
Loans Collateralized by Pledged Assets	51,524	69,586	-	121,110
Loans Collateralized by Cheques and Notes	60,944	129,913	-	190,857
Loans Collateralized by Other Collaterals	22,092	8,452	-	30,544
Unsecured Loans	55,477	49,373	389,311	494,161
Total	**357,486**	**307,064**	**389,311**	**1,053,861**

5.1.5.11 Liquidation policy for uncollectible loans and receivables

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.1.5.12 "Write-off" policies

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.1.6 Investments held-to-maturity

5.1.6.1 Investment subject to repurchase agreements and provided as collateral/blocked

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Collateralised/Blocked Investments	877,713	20,350	283,506	27,897
Investments subject to Repurchase Agreements	3,218,124	512,587	2,645,615	353,973
Total	**4,095,837**	**532,937**	**2,929,121**	**381,870**

5.1.6.2 Government securities held-to-maturity

	Current Period	Prior Period
Government Bonds	5,837,266	3,823,946
Treasury Bills	-	-
Other Government Securities	1,323,709	116,617
Total	**7,160,975**	**3,940,563**

5.1.6.3 Investments held-to-maturity

	Current Period	Prior Period
Debt Securities	**7,152,407**	**3,819,441**
Quoted at Stock Exchange	7,152,407	3,816,239
Unquoted at Stock Exchange	-	3,202
Impairment Reversals/Impairment Losses (-)	**8,568**	**124,324**
Total	**7,160,975**	**3,943,765**

(Thousands of New Turkish Lira (YTL))

5.1.6.4 Movement of investments held-to-maturity

	Current Period	Prior Period
Balances at Beginning of Period	3,943,765	4,618,847
Foreign Currency Differences On Monetary Assets	18,584	(140,382)
Purchases during the Period	3,742,544	1,118
Disposals through Sales/Redemptions	(428,162)	(427,744)
Value Increases/ Impairment Losses (-)	(175)	(9,884)
Change in Redeemed Costs	(115,581)	(98,190)
Balances at End of Period	7,160,975	3,943,765

The Bank reclassified certain security investments, previously classified in its securities available-for-sale portfolio in its financial statements, with total face values of YTL 2,831,667 thousands and USD 843,847,999 to its securities held-to-maturity portfolio as a result of change in its intention to hold such securities in compliance with the TAS. Such securities are included in the securities held-to-maturity portfolio at their fair values of YTL 2,685,106 thousands and USD 852,772,307 as of their reclassification date and presented in the above movement table of investments held-to-maturity under the "purchases during the period" line. The negative valuation differences amounting YTL 99,085 thousands and USD 6,729,440 of these securities, are recorded under the shareholders' equity and amortized through the income statement throughout their maturities. As of the balance sheet date, the negative valuation differences under the shareholders' equity are YTL 97,926 thousands and USD 6,724,198.

The total fair values of these reclassified securities as of the balance sheet date are YTL 2,665,327 thousands and USD 806,344,633. If these securities had not been reclassified, the negative valuation differences amounting YTL 47,229 thousands and USD 49,674,704 would be recognized under the shareholders' equity.

5.1.7 Investments in associates

5.1.7.1 Investments in associates

	Associate	Address (City/ Country)	Bank's Share – If Different, Voting Rights (%)	Bank's Risk Group Share (%)
1	Eureko Sigorta AŞ	Istanbul/Turkey	20.00	20.00

	Total Assets	Shareholders' Equity	Total Tangible and Intangible Assets (*)	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss	Company's Fair Value (if available)
1	435,546	183,015	17,594	23,510	2,197	44,089	37,735	-

(*) Total fixed assets include tangible and intangible assets.

(Thousands of New Turkish Lira (YTL))

5.1.7.2 *Movement of investments in associates*

	Current Period	Prior Period
Balance at Beginning of Period	11,312	-
Movements during the Period	-	11,312
Acquisitions and Capital Increases	-	-
Bonus Shares Received	-	-
Dividends from Current Year Profit	-	-
Sales/Liquidations (-)	-	-
Reclassifications (*)	-	11,312
Increase/Decrease in Market Values	-	-
Currency Differences on Foreign Associates	-	-
Impairment Losses (-)	-	-
Balance at End of Period	11,312	11,312
Capital Commitments	-	-
Share Percentage at the End of Period (%)	-	-

(*) Following the sale of 80% shares in Garanti Sigorta AŞ (Eureko Sigorta AŞ) previously classified as Investments in Subsidiaries, to Eureko BV at 21 June 2007, the remaining 20% shares are reclassified to Investments in Associates in the prior period.

5.1.7.3 *Sectoral distribution of investments and associates*

Investments in Associates	Current Period	Prior Period
Banks	-	-
Insurance Companies	11,312	11,312
Factoring Companies	-	-
Leasing Companies	-	-
Finance Companies	-	-
Other Associates	-	-

5.1.7.4 *Quoted associates*

None.

5.1.7.5 *Valuation methods of investments in associates*

Investments in Associates	Current Period	Prior Period
Valued at Cost	11,312	11,312
Valued at Fair Value	-	-
Valued by Equity Method of Accounting	-	-

5.1.7.6 *Investments in associates sold during the current period*

None.

5.1.7.7 *Investments in associates acquired during the current period*

None.

(Thousands of New Turkish Lira (YTL))

5.1.8 Investments in subsidiaries

5.1.8.1 Investments in subsidiaries

	Subsidiary	Address (City/ Country)	Bank's Share – If Different, Voting Rights (%)	Bank's Risk Group Share (%)
1	Garanti Bilişim Teknolojisi ve Tic. AŞ	Istanbul/Turkey	100.00	100.00
2	Garanti Ödeme Sistemleri AŞ	Istanbul/Turkey	99.92	100.00
3	Garanti Hizmet Yönetimi AŞ	Istanbul/Turkey	93.40	96.40
4	Garanti Kültür AŞ	Istanbul/Turkey	100.00	100.00
5	Garanti Konut Finansmanı Danışmanlık Hiz. AŞ	Istanbul/Turkey	100.00	100.00
6	Garanti Finansal Kiralama AŞ	Istanbul/Turkey	94.10	98.94
7	Garanti Faktoring Hiz. AŞ	Istanbul/Turkey	55.40	55.40
8	Garanti Yatırım Menkul Kıymetler AŞ	Istanbul/Turkey	100.00	100.00
9	Garanti Portföy Yönetimi AŞ	Istanbul/Turkey	100.00	100.00
10	Garanti Emeklilik ve Hayat AŞ	Istanbul/Turkey	84.91	84.91
11	Garanti Bank International NV	Amsterdam/Holland	100.00	100.00
12	Garanti Bank Moscow	Moscow/Russia	75.02	99.94
13	Garanti Financial Services Plc	Dublin/Ireland	99.99	100.00
14	Garanti Fund Management Co. Ltd	Valetta/Malta	99.50	100.00

	Total Assets	Shareholders' Equity	Total Tangible and Intangible Assets (*)	Interest Income	Income on Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss	Company's Fair Value
1	13,836	8,286	519	-	8	440	(99,458)	-
2	15,780	7,978	472	-	1,279	1,483	5,917	-
3	666	607	18	-	69	242	-	-
4	372	166	39	-	1	(7)	(171)	-
5	542	418	-	-	12	222	8	-
6	2,113,731	268,088	17,902	181,933	-	56,806	128,035	-
7	818,811	39,723	1,983	51,408	-	5,377	14,264	41,667
8	27,606	25,468	3,167	1,684	1,127	639	10,140	-
9	16,638	14,492	1,247	1,362	236	1,264	440	-
10	1,093,507	137,149	8,685	19,640	4,134	44,863	25,078	-
11	7,449,094	451,494	84,331	252,468	82,486	83,032	24,841	399,027
12	618,807	80,286	1,432	25,704	7,125	11,088	29,545	56,561
13	8,662	8,284	-	85	-	(725)	6,188	18,333
14	76	-	-	-	-	-	(267)	-

(*) Total fixed assets include tangible and intangible assets.

(Thousands of New Turkish Lira (YTL))

5.1.8.2 Movement of investments in subsidiaries

	Current Period	Prior Period
Balance at Beginning of Period	**577,408**	**604,152**
Movements during the Period	**115,970**	**(26,744)**
Acquisitions and Capital Increases	-	187
Bonus Shares Received (*)	72,284	45,605
Dividends from Current Year Profit	-	-
Sales/Liquidations	-	(55,238)
Reclassifications	-	(11,312)
Increase/(Decrease) in Market Values	33,998	22,884
Currency Differences on Foreign Subsidiaries	9,253	(29,069)
Impairment Reversals/(Losses)	435	199
Balance at End of Period	**693,378**	**577,408**
Capital Commitments	**562**	**562**
Share Percentage at the End of Period (%)	-	-

(*) Garanti Faktoring Hizmetleri AŞ increased its share capital from YTL 16,849 thousands to YTL 17,960 thousands through appropriation from the dividends allocated from its retained earnings of the year 2007 at 10 September 2008.

As per the decision made at the general assembly meeting of Garanti Bank International NV at 14 April 2008, the bank's share capital has been increased from EUR 159,470,000 to EUR 196,567,000. The appropriation of capital increase is from the retained earnings amounting EUR 35,011,000 and the share premium amounting EUR 2,086,000.

In prior period, Garanti Bank International NV increased its share capital from EUR 134,750,000 to EUR 159,470,000 through appropriation from its retained earnings at 17 April 2007. Garanti Faktoring Hizmetleri AŞ increased its share capital from YTL 15,989 thousands to YTL 16,849 thousands through appropriation from its retained earnings at 8 August 2007.

5.1.8.3 Sectoral distribution of investments in subsidiaries

	Current Period	Prior Period
Banks	441,459	310,612
Insurance Companies	56,545	56,545
Factoring Companies	23,086	39,580
Leasing Companies	76,169	76,169
Finance Companies	87,408	86,226
Other Subsidiaries	8,711	8,276

5.1.8.4 Quoted subsidiaries

	Current Period	Prior Period
Quoted at Domestic Stock Exchanges	23,086	39,580
Quoted at International Stock Exchanges	-	-

(Thousands of New Turkish Lira (YTL))

5.1.8.5 Valuation methods of investments in subsidiaries

	Current Period	Prior Period
Valued at Cost	202,049	202,049
Valued at Fair Value	482,877	367,341
Valued by Equity Method of Accounting	8,452	8,018

5.1.8.6 Investments in subsidiaries disposed during the current period

None.

5.1.8.7 Investments in subsidiaries acquired during the current period

None.

5.1.9 Investments in Joint-Ventures

None.

5.1.10 Lease receivables (net)

None.

5.1.11 Derivative financial assets held for risk management

5.1.11.1 Positive differences on derivative financial instruments held for risk management

Derivative Financial Assets held for Risk Management	Current Period		Prior Period	
	YTL	FC	YTL	FC
Fair value hedges	-	-	-	-
Cash flow hedges	-	2,150	-	31,960
Net foreign investment hedges	-	-	-	-
Total	-	**2,150**	-	**31,960**

The four interest rate swap transactions classified under derivative financial assets held for cash flow risk management in the financial statements of prior period are exercised before their due dates at 9 January 2008 and 16 January 2008. The Bank recognized USD 38,670,000 (equivalent of YTL 45,002 thousands) that was collected on the date of these transactions as per the related agreements, under "trading account income".

5.1.12 Tangible assets

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.1.13 Intangible assets

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

(Thousands of New Turkish Lira (YTL))

5.1.14 Investment property

None.

5.1.15 Deferred tax asset

As of 30 September 2008, the Bank has a deferred tax asset of YTL 67,159 thousands (31 December 2007: YTL 52,944 thousands) calculated as the net amount remaining after netting of tax deductable timing differences and taxable timing differences.

The Bank does not have any deferred tax assets on tax losses carried forward or tax deductions and exemptions as of 30 September 2008. However, there is a deferred tax asset of YTL 136,403 thousands (31 December 2007: YTL 103,883 thousands) and deferred tax liability of YTL 69,244 thousands (31 December 2007: YTL 50,939 thousands) presented as net in the accompanying financial statements on all taxable temporary differences arising between the carrying amounts and the taxable amounts of assets and liabilities on the financial statements that will be considered in the calculation of taxable earnings in the future periods.

For the cases where such differences are related with certain items on the shareholders' equity accounts, the deferred taxes are charged or credited directly to these accounts.

5.1.16 Assets held for sale and assets of discontinued operations

	Current Period	Prior Period
End of Prior Period		
Cost	115,599	117,255
Accumulated Depreciation	(2,749)	(2,101)
Net Book Value	112,850	115,154
End of Current Period		
Additions	3,261	24,962
Disposals (Cost)	(37,735)	(26,618)
Disposals (Accumulated Depreciation)	1,767	746
Impairment Reversals/(Losses)	486	-
Depreciation Expense for the Current Period	(682)	(1,394)
Currency Translation Differences on Foreign Operations		-
Cost	81,611	115,599
Accumulated Depreciation	(1,664)	(2,749)
Net Book Value	79,947	112,850

As of the balance sheet date, the rights of repurchase on various assets held for sale amount to YTL 13,787 thousands (31 December 2007: YTL 29,850 thousands).

(Thousands of New Turkish Lira (YTL))

5.1.17 Other assets

5.1.17.1 Receivables from term sale of assets

	Current Period	Prior Period
Sale of Investments in Associates, Subsidiaries and Joint Ventures	30,132	31,412
Sale of Real Estates	735	1,427
Sale of Other Assets	2,857	2,843
Total	**33,724**	**35,682**

5.1.17.2 Prepaid expenses

	Current Period	Prior Period
Prepaid Expenses	267,194	231,262

5.1.18 Accrued interest and income

The details of accrued interest and income allocated to the related items on the assets side of the balance sheet are as follows:

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Central Bank of Turkey	46,961	6,635	38,920	11,802
Financial Assets at Fair Value through Profit or Loss	466	341	873	3,020
Banks	45,115	21,144	61,067	32,654
Interbank Money Markets	348	-	-	-
Financial Assets Available-for-Sale	677,829	20,817	723,009	125,391
Loans	451,582	276,198	288,420	205,706
Investments Held-to-Maturity	51,060	4,959	170,780	819
Other Accruals	12,929	3	13,509	2,749
Total	**1,286,290**	**330,097**	**1,296,578**	**382,141**

(Thousands of New Turkish Lira (YTL))

5.2 Liabilities

5.2.1 Maturity profile of deposits

Current Period

	Demand	7 Days Notice	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Accumulating Deposit Accounts	Total
Saving Deposits	1,515,403	-	7,856,858	6,375,909	131,188	89,455	77,904	-	16,046,717
Foreign Currency Deposists	4,047,888	-	7,980,597	7,268,490	393,228	1,102,815	646,057	77,064	21,516,139
Residents in Turkey	3,737,761	-	7,711,441	7,079,566	374,142	356,058	445,334	76,018	19,780,320
Residents in Abroad	310,127	-	269,156	188,924	19,086	746,757	200,723	1,046	1,735,819
Public Sector Deposits	1,030,179	-	27,864	546,288	110	449	61	-	1,604,951
Commercial Deposits	1,986,088	-	2,455,535	2,197,750	271,872	107,807	6,116	-	7,025,168
Other	115,376	-	67,156	66,186	1,727	329	191	-	250,965
Precious Metal Deposits	99,025	-	-	1,657	-	14,574	6,973	-	122,229
Bank Deposits	731,942	-	344,237	261,783	34,952	10,667	99,925	-	1,483,506
Central Bank of Turkey	-	-	-	-	-	-	-	-	-
Domestic Banks	19,374	-	10,015	7,392	295	-	-	-	37,076
Foreign Banks	580,354	-	334,222	254,391	34,657	10,667	99,925	-	1,314,216
Special Purpose Financial Institutions	132,214	-	-	-	-	-	-	-	132,214
Other	-	-	-	-	-	-	-	-	-
Total	9,525,901	-	18,732,247	16,718,063	833,077	1,326,096	837,227	77,064	48,049,675

Prior Period

	Demand	7 Days Notice	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Accumulating Deposit Accounts	Total
Saving Deposits	1,055,069	-	3,546,376	7,469,353	187,532	96,210	90,235	-	12,444,775
Foreign Currency Deposists	3,898,591	-	6,313,000	6,415,792	459,651	642,799	529,841	66,946	18,326,620
Residents in Turkey	3,573,267	-	6,032,076	6,254,723	434,700	341,056	371,478	66,119	17,073,419
Residents in Abroad	325,324	-	280,924	161,069	24,951	301,743	158,363	827	1,253,201
Public Sector Deposits	384,378	-	82,765	6,044	31	1,412	55	-	474,685
Commercial Deposits	1,604,318	-	2,368,499	1,759,179	130,036	83,825	5,687	-	5,951,544
Other	65,314	-	68,840	114,700	1,547	227	258	-	250,886
Precious Metal Deposits	35,438	-	1,465	1,488	3,112	3,424	17,114	-	62,041
Bank Deposits	332,632	-	921,019	222,901	16,347	6,513	88,139	-	1,587,551
Central Bank of Turkey	-	-	-	-	-	-	-	-	-
Domestic Banks	10,419	-	416,892	234	-	4,797	-	-	432,342
Foreign Banks	188,266	-	504,127	222,667	16,347	1,716	88,139	-	1,021,262
Special Purpose Financial Institutions	133,947	-	-	-	-	-	-	-	133,947
Other	-	-	-	-	-	-	-	-	-
Total	7,375,740	-	13,301,964	15,989,457	798,256	834,410	731,329	66,946	39,098,102

(Thousands of New Turkish Lira (YTL))

5.2.1.1 Saving deposits and other deposit accounts insured by Saving Deposit Insurance Fund

Saving deposits covered by deposit insurance and total amount of deposits exceeding insurance coverage limit:

	Covered by Deposit Insurance		Over Deposit Insurance Limit	
	Current Period	Prior Period	Current Period	Prior Period
Saving Deposits	7,696,314	6,011,198	8,135,419	6,261,780
Foreign Currency Saving Deposits	3,090,935	2,987,805	7,306,019	6,578,805
Other Saving Deposits	30,455	1,969	70,147	48,387
Deposits held at Foreign Branches Under Foreign Insurance Coverage	-	-	-	-
Deposits held at Off-Shore Branches Under Foreign Insurance Coverage	-	-	-	-

5.2.1.2 Saving deposits at domestic branches of foreign banks in Turkey under the coverage of foreign insurance

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.2.1.3 Saving deposits not covered by insurance limits

	Current Period	Prior Period
Deposits and Other Accounts held at Foreign Branches	462,574	380,627
Deposits and Other Accounts held by Shareholders and their Relatives	-	-
Deposits and Other Accounts of the Chairman and Members of Board of Directors, Chief Executive Officer, Senior Executive Officers and their Relatives	221,238	196,751
Deposits and Other Accounts held as Assets subject to the Crime defined in the Article 282 of the Turkish Criminal Code no. 5237 dated 26 September 2004	-	-
Deposits at Depository Banks established for Off-Shore Banking Activities in Turkey	-	-

5.2.2 Negative differences on derivative financial liabilities held for trading

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Forward deals	9,094	4,691	9,657	4,384
Swaps	124,197	17,905	404,811	17,476
Futures	-	-	-	482
Options	23,908	9,164	14,167	300
Other	-	-	-	-
Total	**157,199**	**31,760**	**428,635**	**22,642**

5.2.3 Funds borrowed

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Central Bank of Turkey	-	-	-	-
Domestic Banks and Institutions	252,704	102,449	203,445	56,930
Foreign Banks, Institutions and Funds	2,121,679	7,602,091	1,079,383	7,218,886
Total	**2,374,383**	**7,704,540**	**1,282,828**	**7,275,816**

(Thousands of New Turkish Lira (YTL))

5.2.3.1 Maturities of funds borrowed

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Short-Term	459,619	1,718,636	203,445	1,579,378
Medium and Long-Term	1,914,764	5,985,904	1,079,383	5,696,438
Total	**2,374,383**	**7,704,540**	**1,282,828**	**7,275,816**

5.2.3.2 Disclosures for concentration areas of bank's liabilities

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.2.4 Other external funds

Funds provided through repurchase transactions:

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Domestic Transactions	**6,478,077**	-	**6,667,163**	-
Financial Institutions and Organizations	6,407,335	-	6,591,635	-
Other Institutions and Organizations	27,432	-	32,920	-
Individuals	43,310	-	42,608	-
Foreign Transactions	**557,122**	**539,160**	**780,742**	**728,986**
Financial Institutions and Organizations	556,763	539,160	780,157	728,986
Other Institutions and Organizations	247	-	125	-
Individuals	112	-	460	-
Total	**7,035,199**	**539,160**	**7,447,905**	**728,986**

5.2.5 Lease payables (Net)

5.2.5.1 Financial lease payables

	Current Period		Prior Period	
	Gross	Net	Gross	Net
Up to 1 Year	27,419	25,812	47,588	44,712
1-4 Years	2,819	2,585	10,815	10,026
More than 4 Years	-	-	-	-
Total	**30,238**	**28,397**	**58,403**	**54,738**

5.2.5.2 Operational lease agreements

The operational leasing agreements are signed for some branches and ATM's. The agreements are prepared annually and annual rents are paid in advance and recorded as prepaid expense in "other assets". The Bank does not have any commitments arising on the existing operational lease agreements.

(Thousands of New Turkish Lira (YTL))

5.2.6 Derivative financial liabilities held for risk management

Derivative Financial Liabilities held for Risk Management	Current Period		Prior Period	
	YTL	FC	YTL	FC
Fair value hedges	-	-	-	-
Cash flow hedges	-	4,187	-	249
Net foreign investment hedges	-	-	-	-
Total	**-**	**4,187**	**-**	**249**

5.2.7 Provisions

5.2.7.1 General provisions

	Current Period	Prior Period
General Provision for	**396,588**	**280,660**
Loans and Receivables in Group I	336,079	250,216
Loans and Receivables in Group II	25,149	65
Non-Cash Loans	35,360	30,379
Other	-	-

5.2.7.2 Provisions for foreign exchange differences on foreign currency indexed loans and financial lease receivables

	Current Period	Prior Period
Short-Term Loans	10,042	22,284
Medium and Long-Term Loans	42,921	94,562
Total	**52,963**	**116,846**

Foreign exchange differences on foreign currency indexed loans are netted with loans on the asset side.

5.2.7.3 Provisions for non-cash loans that are not indemnified or converted into cash

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.2.7.4 Other provisions

5.2.7.4.1 General reserves for possible losses

	Current Period	Prior Period
General Reserves for Possible Losses	22,000	32,000

5.2.7.4.2 Other provisions

	Current Period	Prior Period
Reserve for Employee Benefits	223,529	140,372
Recognized Liability for Defined Benefit Obligations	164,598	-
Provision for Promotion Expenses of Credit Cards (*)	37,478	49,219
Other Provisions	38,382	57,324
Total	**463,987**	**246,915**

(*) The Bank provides full allowance for the committed promotion expenses of credit cards as of the balance sheet date.

(Thousands of New Turkish Lira (YTL))

Recognized liability for defined benefit plan obligations

The Bank obtained an actuarial report dated 13 May 2008 from an independent actuary reflecting the principles and procedures on determining the application of transfer transactions in accordance with the Law and it is determined that the assets of the Plan are sufficient to meet the amount that will be required to be paid to transfer the obligation at 31 December 2007.

The asset surplus of the Fund after deducting the net present value of the transferable liabilities as of 31 December 2007 is as follows:

Pension and medical benefits transferable to SSF	(319,418)
Fair value of plan assets	469,931
Asset surplus	150,513

Accordingly, an actuarial report was prepared as of 31 December 2007 as per the requirements of the Law explained in Note 3.17, the accounting policies related with "employee benefits" for the benefits transferable to the SSF and as per TAS 19 for other benefits not transferable to the SSF and arising from other social rights and payments covered by the existing trust indenture of the Fund and medical benefits provided for employees. Based on the actuary's 13 May 2008 dated report, the Bank recognized a provision amounting YTL 164,598 thousands for its liability and charged fully as expense in the accompanying financial statements.

Pension benefits	(109,080)
Medical benefits	(206,031)
	(315,111)
Fair value of plan assets after deducting transferable benefits	150,513
Present value of defined benefit obligation	(164,598)

The major actuarial assumptions used in the calculation of other benefits not transferable to SSF are as follows:

	31 December 2007
	%
Discount Rate	16.77-10.17
Inflation Rate	8-4.85
Future Real Salary Increase Rate	1.5
Medical Cost Trend Rate	12.8-7.76
Future Pension Increase Rates	8-4.85

Assumptions regarding future mortality are based on published statistics and mortality tables. The average life expectancy of an individual retiring at age 60 is 17 for males, and at age 58 for females is 23.

(Thousands of New Turkish Lira (YTL))

5.2.8 Tax liability

5.2.8.1 Current tax liability

5.2.8.1.1 Tax liability

As of 30 September 2008, the Bank had a current tax liability of YTL 196,855 thousands (31 December 2007: YTL 104,582 thousands). In cases where the differences between the carrying amounts and the taxable amounts of assets subject to tax, are related with certain items in the equity accounts, the current tax assets/liabilities are charged or credited directly to these accounts.

5.2.8.1.2 Taxes payable

	Current Period	Prior Period
Corporate Taxes Payable	196,855	104,582
Taxation on Securities Income	106,344	56,827
Taxation on Real Estates Income	1,098	980
Banking Insurance Transaction Tax	29,148	27,097
Foreign Exchange Transaction Tax	12	2,991
Value Added Tax Payable	871	1,513
Others	12,306	15,314
Total	**346,634**	**209,304**

5.2.8.1.3 Premiums

	Current Period	Prior Period
Social Security Premiums-Employees	6	3
Social Security Premiums-Employer	-	-
Bank Pension Fund Premium-Employees	558	16
Bank Pension Fund Premium-Employer	876	29
Pension Fund Membership Fees and Provisions-Employees	-	-
Pension Fund Membership Fees and Provisions-Employer	-	-
Unemployment Insurance-Employees	710	342
Unemployment Insurance-Employer	1,337	608
Others	-	-
Total	**3,487**	**998**

5.2.8.2 Deferred tax liability

None.

5.2.9 Liabilities for assets held for sale and assets of discontinued operations

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.2.10 Subordinated debts

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

(Thousands of New Turkish Lira (YTL))

5.2.11 Shareholders' equity

5.2.11.1 Paid-in capital

	Current Period	Prior Period
Common Shares	4,200,000	2,100,000
Preference Shares	-	-

5.2.11.2 Registered share capital system

Capital	Paid-in Capital	Ceiling per Registered Share Capital
Common Shares	4,200,000	7,000,000
Preference Shares	-	-

5.2.11.3 Capital increases in current period

The issued share capital of the Bank has been increased by a cash injection amounting YTL 2,100,000 thousands and accordingly from YTL 2,100,000 thousands to YTL 4,200,000 thousands, and subsequent to the examination of the BRSA on this capital increase prosess, it is approved by the Istanbul Commercial Registry at 31 July 2008.

The pre-emptive rights on 210,000,000,000 shares with a total nominal value of YTL 2,100,000 thousands have been used during the period between 9 and 23 June 2008. The remaining shares with a total nominal value of YTL 5,525 thousands have been sold for the amount of YTL 17,405 thousands during the public offering on the ISE primary market and YTL 11,880 thousands is transferred to "share premium" account.

5.2.11.4 Capital increases from capital reserves in current period

None.

5.2.11.5 Capital commitments for current and future financial periods

None.

5.2.11.6 Possible effect of estimations made for the parent bank's revenues, profitability and liquidity on equity considering prior period indicators and uncertainities

None.

5.2.11.7 Information on privileges given to stocks representing the capital

None.

(Thousands of New Turkish Lira (YTL))

5.2.11.8 Securities value increase fund

	Current Period		Prior Period	
	TL	FC	TL	FC
Investments in Associates, Subsidiaries and Joint-ventures	**(21,028)**	**72,090**	**(14,755)**	**20,985**
Valuation difference	(4,550)	72,090	9,138	20,985
Exchange rate difference	(16,478)	-	(23,893)	-
Securities Available-for-Sale	**(20,579)**	**7,464**	**110,262**	**91,565**
Valuation difference	(20,579)	7,464	110,262	91,565
Exchange rate difference	-	-	-	-
Total	**(41,607)**	**79,554**	**95,507**	**112,550**

5.2.11.9 Revaluation surplus

	Current Period		Prior Period	
	TL	FC	TL	FC
Movables	-	-	-	-
Real Estates	2,147	-	2,147	-
Gain on Sale of Investments in Associates and Subsidiaries and Real Estates to be used for Capital Increases	594,943	-	27,717	-
Revaluation Surplus on Leasehold Improvements	-	-	-	-

5.2.11.10 Bonus shares of associates, subsidiaries and joint-ventures

It includes the bonus shares received from the following investee companies; Doğuş GE Gayrimenkul Yatırım Ortaklığı AŞ by YTL 23 thousands, Eureko Sigorta AŞ by YTL 561 thousands, Garanti Ödeme Sistemleri AŞ by YTL 401 thousands, Garanti Yatırım Menkul Değerler AŞ by YTL 942 thousands, Kredi Kartları Bürosu by YTL 481 thousands, Tat Konserve AŞ by YTL 36 thousands and Yatırım Finansman Menkul Değerler AŞ by YTL 9 thousands.

5.2.11.11 Legal reserves

	Current Period	Prior Period
I. Legal Reserve	253,348	137,421
II. Legal Reserve	18,790	18,790
Special Reserves	-	-

As per the decisions made at the annual general assembly at 3 April 2008, 5% of prior periods' profit is allocated to legal reserves.

5.2.11.12 Extraordinary reserves

	Current Period	Prior Period
Legal reserves that was allocated to be in compliance with the decisions made on the Annual General Assembly	1,470,724	1,275,689
Retained Earnings	-	-
Accumulated Losses	-	-
Exchange Rate Difference on Foreign Currency Capital	-	-

(Thousands of New Turkish Lira (YTL))

As per the decisions made at the annual general assembly at 3 April 2008, the remaining prior periods' profit after the appropriation to legal reserves and undistributable funds, are allocated to extraordinary reserves.

As explained in Note 1.4, the payment of YTL 1,434,233 thousands for the purchase of founder share-certificates are compensated by extraordinary reserves.

5.2.12 Accrued interest and expenses

The details of accrued interest and expenses allocated to the related items on the liability side of the balance sheet are as follows:

	Current Period		**Prior Period**	
	FC	**YTL**	**FC**	**YTL**
Deposits	235,496	78,104	150,404	48,801
Funds Borrowed	179,429	52,985	85,367	80,446
Interbank Money Markets	32,245	6,277	57,620	3,963
Other Accruals	33,080	5,382	26,959	2,982
Total	**480,250**	**142,748**	**320,350**	**136,192**

(Thousands of New Turkish Lira (YTL))

5.3 Off-Balance Sheet Items

5.3.1 Off-balance sheet contingencies

5.3.1.1 Irrevocable credit commitments

	Current Period	Prior Period
Letters of Guarantee in Foreign Currency	5,860,357	5,749,874
Letters of Guarantee in YTL	4,084,438	3,924,978
Letters of Credit	2,421,527	1,919,538
Bills of Exchange and Acceptances	112,777	116,487
Others	-	-
Total	**12,479,099**	**11,710,877**

5.3.1.2 Possible losses and commitments resulted from off-balance sheet items

A specific provision of YTL 2,176 thousands (31 December 2007: YTL 1,763 thousands) is made for unliquidated non-cash loans of YTL 11,696 thousands (31 December 2007: YTL 5,832 thousands) recorded under the off-balance sheet items in the accompanying financial statements.

The detailed information for commitments, guarantees and sureties are provided under the statement of "off-balance sheet items".

As of 30 September 2008, in the Bank's "other irrevocable commitments", there are commitments for "credit linked notes" with a total face value of USD 975,000,000 (31 December 2007: USD 875,000,000).

5.3.1.3 Non-cash loans

	Current Period	Prior Period
Non-Cash Loans against Cash Risks	215,469	268,951
With Original Maturity of 1 Year or Less	35,851	77,737
With Original Maturity of More Than 1 Year	179,618	191,214
Other Non-Cash Loans	13,122,433	12,087,015
Total	**13,337,902**	**12,355,966**

5.3.1.4 Sectoral risk concentration of non-cash loans

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.3.1.5 Non-cash loans classified under Group I and II

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.3.2 Financial derivative instruments

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.3.3 Contingent liabilities and assets

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.3.4 Services rendered on behalf of third parties

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

(Thousands of New Turkish Lira (YTL))

5.4 Income Statement

5.4.1 Interest Income

5.4.1.1 Interest income (*) from loans

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Short-term loans	1,731,507	134,136	1,651,075	113,172
Medium and long-term loans	1,432,900	750,071	725,860	539,453
Loans under follow-up	18,016	-	14,381	-
Premiums received from Resource Utilization Support Fund	-	-	-	-
Total	**3,182,423**	**884,207**	**2,391,316**	**652,625**

(*) Includes fee and commisions income on cash loans

5.4.1.2 Interest income from banks

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Central Bank of Turkey	6,817	-	24,152	-
Domestic Banks	6,125	2,298	13,523	3,597
Foreign Banks	121,378	63,393	64,152	82,702
Foreign Head Offices and Branches	-	-	-	-
Total	**134,320**	**65,691**	**101,827**	**86,299**

5.4.1.3 Interest income from securities portfolio

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Trading Financial Assets	12,227	2,772	10,253	4,637
Financial Assets Valued at Fair Value through Profit or Loss	-	-	-	-
Financial Assets Available-for-Sale	1,423,127	161,330	856,537	240,254
Investments Held-to-Maturity	406,631	8,708	456,784	39,682
Total	**1,841,985**	**172,810**	**1,323,574**	**284,573**

5.4.1.4 Interest income received from associates and subsidiaries

	Current Period	Prior Period
Interest received from Investments in Associates and Subsidiaries	37,447	15,313

(Thousands of New Turkish Lira (YTL))

5.4.2 Interest Expenses

5.4.2.1 Interest expenses (*) on funds borrowed

	Current Period		Prior Period	
	YTL	FC	YTL	FC
Banks	**206,627**	**287,538**	**101,963**	**320,049**
Central Bank of Turkey	-	-	-	-
Domestic Banks	24,799	3,066	23,119	2,050
Foreign Banks	181,828	284,472	78,844	317,999
Foreign Head Offices and Branches	-	-	-	-
Other Institutions	-	10,549	-	33,523
Total	**206,627**	**298,087**	**101,963**	**353,572**

(*) Includes fee and commission expenses on borrowings

5.4.2.2 Interest expenses paid to associates and subsidiaries

	Current Period	Prior Period
Interest paid to Investments in Associates and Subsidiaries	20,425	22,404

5.4.2.3 Interest expenses on securities issued

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.4.2.4 Maturity structure of interest expense on deposits

Account Description	Demand Deposits	Time Deposits						Total
		Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and Over	Accumulating Deposit Accounts	
Turkish Lira								
Bank Deposits	6,240	57,765	-	-	-	-	-	64,005
Saving Deposits	1,298	717,187	850,957	17,314	12,149	8,917	-	1,607,822
Public Sector Deposits	31	7,346	39,137	23	250	7	-	46,794
Commercial Deposits	16,572	400,820	201,266	44,028	14,387	699	-	677,772
Other	2,072	5,997	13,553	185	33	21	-	21,861
"7 Days Notice" Deposits	-	-	-	-	-	-	-	-
Total YTL	**26,213**	**1,189,115**	**1,104,913**	**61,550**	**26,819**	**9,644**	-	**2,418,254**
Foreign Currency								
Foreign Currency Deposits	7,987	211,693	189,100	13,484	29,538	16,573	1,777	470,152
Bank Deposits	-	21,067	-	-	-	-		21,067
"7 Days Notice" Deposits	-	-	-	-	-	-	-	-
Precious Metal Deposits	-	-	1	-	140	48		189
Total FC	**7,987**	**232,760**	**189,101**	**13,484**	**29,678**	**16,621**	**1,777**	**491,408**
Grand Total	**34,200**	**1,421,875**	**1,294,014**	**75,034**	**56,497**	**26,265**	**1,777**	**2,909,662**

5.4.2.5 Interest expense on repurchase agreements

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

(Thousands of New Turkish Lira (YTL))

5.4.2.6 Financial lease expenses

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.4.2.7 Interest expenses on factoring payables

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.4.3 Dividend income

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.4.4 Trading income/losses (Net)

	Current Period	Prior Period
Income	**17,355,864**	**2,449,137**
Trading Account Income	1,507,531	962,456
Derivative financial instruments	1,439,982	893,828
Others	67,549	68,628
Foreign Exchange Losses	15,848,333	1,486,681
Losses (-)	**17,240,905**	**2,565,708**
Trading Account Losses	1,247,757	1,262,381
Derivative financial instruments	1,227,511	1,234,330
Others	20,246	28,051
Foreign Exchange Losses	15,993,148	1,303,327
Total	**114,959**	**(116,571)**

5.4.5 Other operating income

The items under "other operating income" consists of collection or reversals of prior year provisions, banking services related costs charged to customers and income in custody services.

Furthermore, the Bank had called off its existing legal cases against Boğaziçi Corporations Tax Office related with the final and interim corporate tax returns of the years from 2001 to 2005 and settled up with the related tax authority as per the article 3 of the Law No.5736 "Collection of Certain Public Sector Receivables through Conciliation" published in the Official Gazette No.26800 dated 27 February 2008. Accordingly, following the adjustments made to the corporate tax returns of the period from 2001 to 2005, the tax refund that the Bank will collect through conciliation from the tax office due to the prepaid taxes in 2005, is agreed to be YTL 131,178 thousands. In line with this conciliation and including a tax refund on an existing unused investment incentive certificate amounting YTL 6,078 thousands, a total amount of YTL 137,256 thousands is recorded as current period income in the accompanying financial statements under "other operating income".

A part of the Bank's non-performing loan portfolio amounting YTL 98,221 thousands has been sold to a local asset management company at a sale price of YTL 28,898 thousands. The sale price is fully recognized as income in the accompanying financial statements under "other operating income", as the sold receivables had been fully provisioned in the Bank's financial statements in prior periods.

(Thousands of New Turkish Lira (YTL))

5.4.6 Provision for losses on loans or other receivables

	Current Period	Prior Period
Specific Provisions for Loans and Other Receivables	**201,156**	**128,349**
Loans and receivables in Group III	*106,586*	*79,420*
Loans and receivables in Group IV	*39,168*	*26,773*
Loans and receivables in Group V	*55,402*	*22,156*
General Provisions	**114,914**	**90,961**
Provision for Possible Losses	-	**17,000**
Impairment Losses on Securities	**435**	**419**
Financial assets at fair value through profit or loss	*379*	*419*
Financial assets available-for-sale	*56*	-
Impairment Losses on Associates, Subsidiaries and Investments Held-to-Maturity	**7**	**335**
Associates	-	-
Subsidiaries	*7*	*335*
Joint Ventures	-	-
Investments Held-to-Maturity	-	-
Others	**2,872**	**3,541**
Total	**319,384**	**240,605**

5.4.7 Other operating expenses

	Current Period	Prior Period
Personnel Costs	658,419	464,707
Reserve for Employee Termination Benefits	-	6,798
Deficit Provision for Pension Fund	164,598	-
Impairment Losses on Tangible Assets	1	51
Depreciation Expenses of Tangible Assets	120,719	104,717
Impairment Losses on Intangible Assets	-	-
Amortisation Expenses of Intangible Assets	3,014	16,654
Impairment Losses on Assets to be Disposed	-	-
Depreciation Expenses of Assets to be Disposed	682	846
Impairment Losses on Assets Held for Sale	-	-
Other Operating Expenses	714,604	522,146
Operational Lease related Expenses	*78,402*	*55,172*
Repair and Maintenance Expenses	*17,745*	*13,920*
Advertisement Expenses	*82,783*	*69,223*
Other Expenses	*535,674*	*383,831*
Loss on Sale of Assets	8,179	6,011
Others	267,636	161,986
Total	**1,937,852**	**1,283,916**

5.4.8 Profit/loss before taxes including profit/loss from discontinued operations

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

(Thousands of New Turkish Lira (YTL))

5.4.9 Provision for taxes including taxes from discontinued operations

As of 30 September 2008, the Bank recorded a tax expense of YTL 342,606 thousands (30 September 2007: YTL 374,270 thousands) and a deferred tax income of YTL 9,106 thousands (30 September 2007: YTL 13,270 thousands).

Deferred tax income/expense on timing differences:

Deferred tax income/(expense) on timing difference	**Current Period**
Increase in tax deductable timing differences (+)	54,383
Decrease in tax deductable timing differences (-)	20,770
Increase in taxable timing differences (-)	26,716
Decrease in taxable timing differences (+)	2,209
Total	**9,106**

Deferred tax income/expense in the income statement arising on timing differences, tax losses and tax deductions and exemptions:

Deferred tax income/(expense) arising on timing differences, tax losses and tax deductions and exemptions	**Current Period**
Increase/(decrease) in tax deductable timing differences (net)	33,613
(Increase)/decrease in taxable timing differences (net)	(24,507)
Increase/(decrease) in tax losses (net)	-
Increase/(decrease) in tax deductions and exemptions (net)	-
Total	**9,106**

5.4.10 Net operating profit/loss after taxes including net profit/loss from discontinued operations

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.4.11 Net profit/loss

5.4.11.1 Any further explanation on operating results needed for better understanding of the Bank's performance

None.

5.4.11.2 Any changes in estimations that might have a material effect on current and subsequent period results

None.

5.4.12 Components of other items in income statement

Other items do not exceed 10% of the total of income statement.

5.5 Statement of Changes in Shareholders' Equity

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.6 Statement of Cash Flows

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

(Thousands of New Turkish Lira (YTL))

5.7 Related Party Risks

5.7.1 Transactions with the Bank's risk group; lendings and deposits and other related party transactions outstanding at period end and income and expenses from such transactions incurred during the period

5.7.1.1 Loans and other receivables

Current Period

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
	Cash	Non-cash	Cash	Non-cash	Cash	Non-cash
Loans and Other Receivables						
Balance at beginning of period	953,386	61,690	1	1,090	65,794	168,482
Balance at end of period	1,463,825	67,841	8	1,664	159,162	158,223
Interest and Commission Income	42,130	87	17	4	4,081	897

Prior Period

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
	Cash	Non-cash	Cash	Non-cash	Cash	Non-cash
Loans and Other Receivables						
Balance at beginning of period	668,516	22,923	224,108	8,253	25,793	41,793
Balance at end of period	953,386	61,690	1	1,090	65,794	168,482
Interest and Commission Income	12,554	47	2	69	1,406	402

5.7.1.2 Deposits

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
	Current Period	Prior Period	Current Period	Prior Period	Current Period	Prior Period
Deposits						
Balance at beginning of period	154,208	204,325	86,051	75,693	235,532	126,686
Balance at end of period	216,359	154,208	315,421	86,051	178,154	235,532
Interest Expense	20,425	24,032	13,692	17,273	14,037	6,922

5.7.1.3 Derivative transactions

Bank's Risk Group	Associates, Subsidiaries and Joint-Ventures		Bank's Direct and Indirect Shareholders		Other Components in Risk Group	
	Current Period	Prior Period	Current Period	Prior Period	Current Period	Prior Period
Transactions at Fair Value through Profit or Loss:						
Beginning of Period	-	-	-	-	-	-
End of Period	121,267	-	-	-	-	-
Total Profit/(Loss)	3,379	(11)	-	-	-	-
Transactions for Hedging:						
Beginning of Period	-	-	-	-	-	-
End of Period	-	-	-	-	-	-
Total Profit/(Loss)	-	-	-	-	-	-

(Thousands of New Turkish Lira (YTL))

5.7.2 The Bank's risk group

5.7.2.1 Relations with companies in risk group of/or controlled by the Bank regardless of nature of current transactions

Transactions with the risk group, are held under arm's-length conditions; terms are set according to the market conditions and in compliance with the Banking Law. The Bank's policy is to keep the balances and transaction volumes with the risk group at reasonable levels preventing any high concentration risk on balance sheet.

5.7.2.2 Concentration of transaction volumes and balances with risk group and pricing policy

The cash loans of the risk group amounting YTL 602,798 thousands (31 December 2007: YTL 449,373 thousands) compose 1.30% (31 December 2007: 1.21%) of the Bank's total cash loans and 0.76% (31 December 2007: 0.66%) of the Bank's total assets. The total loans and similar receivables amounting YTL 1,619,405 thousands (31 December 2007: YTL 1,019,181 thousands) compose 2.05% (31 December 2007: YTL 1.51%) of the Bank's total assets. The non-cash loans of the risk group amounting YTL 227,728 thousands (31 December 2007: YTL 231,262 thousands) compose 1.71% (31 December 2007: 1.87%) of the Bank's total non-cash loans. The deposits of the risk group amounting YTL 706,369 thousands (31 December 2007: YTL 475,791 thousands) compose 1.47% (31 December 2007: 1.22%) of the Bank's total deposits. The pricing in transactions with the risk group companies is set on an arms-length basis.

The Bank has a total lease payable of YTL 28,397 thousands (31 December 2007: YTL 58,403 thousands) from the transactions carried out with related parties. As a result of these transactions, a leasing expense of YTL 4,396 thousands (30 September 2007: YTL 5,327 thousands) is recorded. Furthermore, there is a credit card (POS) payable amounting YTL 26,066 thousands (31 December 2007: YTL 18,751 thousands) to related parties.

Operating expenses of YTL 11,937 thousands (30 September 2007: YTL 10,254 thousands) for IT services rendered by related parties and rent income of YTL 1,046 thousands (30 September 2007: YTL 1,015 thousands) for the real estates rented to related parties, are recorded.

5.7.2.3 Other matters not required to be disclosed

None.

5.7.2.4 Transactions accounted under equity method

Please refer to Note 5.1.8.

5.7.2.5 All kind of agreements signed like asset purchases/sales, service rendering, agencies, leasing, research and development, licences, funding, guarantees, management services

The Bank has agency contracts with Garanti Yatırım Menkul Kıymetler AŞ, Eureko Sigorta AŞ, Garanti Emeklilik ve Hayat AŞ. Accordingly, all the branches of the Bank serve as agencies to sell the products of these entities to customers. Agency services for trading of securities on behalf of customers are rendered by the Bank's specialised branches (Investment Centers).

Purchase of equipments for the Bank's internal use are partly arranged through financial leasing.

At 11 March 2008, the Bank sold a real estate with a net book value of YTL 40,581 thousands to Doğuş Holding AŞ at a sale price of USD 35,000,000 (equivalent of YTL 42,693 thousands). USD 15 millions of the sale price was collected on the date of sale, the remaining USD 20,000,000 will be collected in a one-year term. A gain of YTL 2,112 thousands was recognized as income on this transaction.

5.8 Domestic, Foreign and Off-Shore Branches or Investments and Foreign Reprensentative Offices

Not prepared in compliance with the Article 25 of the communique "Financial Statements and Related Disclosures and Footnotes to be Announced to Public by Banks".

5.9 Significant Events and Matters Arising Subsequent to Balance Sheet Date

As per the decision made at the extraordinary general meeting of Visa Europe Ltd for the allocation of earnings received through conversion of certain shares that Visa Europe Ltd has in Visa Inc., into cash proportionally according to the contribution of the members to the earnings of Visa Europe Ltd, a payment of USD 12.2 millions has been made to the Bank being a member of the Visa payment system on 21 October 2008. After deducting the banking and insurance transaction tax at the rate of 5%, the remaining collected amount has been recorded as income in the current period.

Furthermore, as a part the same decision, Visa Inc.'s shares that Visa Europe Ltd has but was not converted into cash, have been distributed free of charge among the members of the Visa payment system, and the Bank recognized 153,048 shares of Visa Inc. at a face value of USD 15.30 in its accounting records.

5.10 Other Disclosures on Activities of the Bank

5.10.1 The Bank's latest international risk ratings

MOODY'S *(September 2007*)*

Long Term FC Deposit	B1
Long Term YTL Deposit	A3
Short Term YTL Deposit	Prime-2
Short Term FC Deposit	NP
Long Term FC Deposit Outlook	Stable
Financial Strength Rate (FSR)	C-
FSR Outlook	Stable
Long Term National	Aaa.tr
Short Term National	TR-1

STANDARD AND POORS *(August 2008*)*

Long Term FC Obligations	BB-
Long Term YTL Deposit	BB-
Outlook	Stable

FITCH RATINGS *(June 2008*)*

Foreign Currency	
Long Term	BB
Short Term	B
Outlook	Stable
Individual	C
Support	4
Turkish Lira	
Long Term	BBB-
Short Term	F3
Outlook	Stable
National	AAA
Outlook	Stable

CAPITAL INTELLIGENCE *(April 2008*)*

Long Term FC Obligations	BB-
Short Term FC Obligations	B
Domestic Strength	BBB+
Support	2
Outlook	Stable

(*) Latest dates in risk ratings or outlooks.

(Thousands of New Turkish Lira (YTL))

5.10.2 Dividends

At the annual general assembly dated 3 April 2008, it was decided to distribute the profit of 2007 as follows:

2007 PROFIT DISTRIBUTION TABLE	
2007 Net Profit	2,315,616
A – I. Legal reserve (Turkish Commercial Code 466/1) at 5%	(115,781)
Undistributable funds	(570,567)
B – First dividend at 5% of the Paid Capital	-
C – Extraordinary reserves at 5% after above deductions	-
D – Dividend to the owners of the Founder Shares	
E – Extraordinary reserves	(1,629,268)
F – II.Legal reserve (Turkish Commercial Code 466/2)	-

6 Independent Auditors' Review Report

6.1 Disclosure on independent auditors' review report

The Bank's unconsolidated interim financial statements as of 30 September 2008, are reviewed by Akis Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik AŞ (the member firm of KPMG International). It was noted in their review report dated 7 November 2008 that nothing material has come to their attention that caused them to believe that the accompanying unconsolidated interim financial statements do not give a true and fair view of the Bank's financial position and results of its operations as of 30 September 2008.

....

END